Exhibit 2.1

Joel H. Levitin (JL 5814)

Stephen J. Gordon (SG 0732)

Henry P. Baer, Jr. (HB 3866)

David C. McGrail (DM 3904)

DECHERT LLP

30 Rockefeller Plaza

New York, New York 10112

(212) 698-3500

Attorneys for the Debtors and the Debtors-in-Possession

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
:
In re:	:	Chapter 11
:
GALEY & LORD, INC., et al.,	:	Case No.: 02-40445 (ALG)
:
Debtors.	:	Jointly Administered
x

SECOND AMENDED DISCLOSURE STATEMENT PURSUANT

TO SECTION 1125 OF THE BANKRUPTCY CODE TO ACCOMPANY

THE DEBTORS’ SECOND AMENDED JOINT PLAN OF REORGANIZATION

Submitted by:

Joel H. Levitin, Esq.

Stephen J. Gordon, Esq.

Henry P. Baer, Jr., Esq.

David C. McGrail, Esq.

DECHERT LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 698-3500

Dated: December 18, 2003

PRELIMINARY STATEMENT

THIS SECOND AMENDED DISCLOSURE STATEMENT WAS FILED WITH THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK ON DECEMBER 18, 2003. AFTER A HEARING ON THE ADEQUACY OF THE DISCLOSURE CONTAINED HEREIN, THE BANKRUPTCY COURT HAS DETERMINED THAT THIS SECOND AMENDED DISCLOSURE STATEMENT CONTAINS ADEQUATE INFORMATION AS DEFINED IN SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE. A HEARING ON CONFIRMATION OF THE PROPOSED SECOND AMENDED JOINT PLAN OF REORGANIZATION DESCRIBED HEREIN HAS BEEN SCHEDULED FOR JANUARY 28, 2004.

AS DISCUSSED IN GREATER DETAIL HEREIN, THE BANKRUPTCY COURT HAS DIRECTED THAT OBJECTIONS, IF ANY, TO CONFIRMATION OF THE PLAN MUST BE FILED AND SERVED ON OR BEFORE JANUARY 20, 2004 AT 4:00 P.M. (EASTERN STANDARD TIME) IN THE MANNER DESCRIBED HEREIN.

(2)

(i)

VIII.	CONFIRMATION OF THE PLAN		94

	A.	Solicitation of Votes.	95
	B.	Confirmation Hearing.	95
	C.	Classification.	96
	D.	Impairment.	96
	E.	Acceptance of the Plan.	97
	F.	Confirmation Without Acceptance By All Impaired Classes.	98
	G.	Feasibility Test.	99
	H.	Best Interests Test.	99
	I.	Amendments to or Modifications of the Plan.	102
	J.	Conditions to Confirmation of the Plan.	102
	K.	Conditions to Effectiveness.	103
	L.	Waiver of Conditions.	104
	M.	Lender Steering Committee Approval.	105
	N.	Effects of Plan Confirmation.	105

IX.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN		106

	A.	Continuation of the Cases.	107
	B.	Alternative Plans of Reorganization.	107
	C.	Liquidation Under Chapter 11 or Chapter 7.	108

X.	MANAGEMENT		108

XI.	DESCRIPTION OF THE EXIT CREDIT FACILITY		109

XII.	DESCRIPTION OF THE NEW G&L INC.		110

XIII.	DESCRIPTION OF THE NEW G&L INC.		112

XIV.	DESCRIPTION OF THE NEW INTERCOMPANY NOTES		112

XV.	CERTAIN FEDERAL INCOME TAX CONSIDERATIONS		113

	A.	Tax Consequences to Creditors.	113
	B.	Tax Consequences to the Debtors.	115

XVI.	SECURITIES LAW ISSUES		116

	A.	Sections 1145 and Other Exemptions.	116

XVII.	AVAILABLE INFORMATION		117

XVIII.	RECOMMENDATION		119

(ii)

EXHIBITS

A.	The Debtors’ Second Amended Joint Plan of Reorganization, dated December 18, 2003.

B.	Summary of the Principal Economic Terms of the New G&L Inc. Term Notes.

C.	Financial Projections.

D.	Liquidation Analysis.

E.	List of Known Executory Contracts Anticipated to be Assumed.

F.	List of Known Executory Contracts Entered into After the Petition Date.

G.	Description of Potential Amendments to Management Employment Agreements to be Assumed.

(iii)

I. PREAMBLE

Galey & Lord, Inc., and certain of its direct and indirect subsidiaries, Galey & Lord Industries, Inc., Swift Textiles, Inc., Galey & Lord Properties, Inc., Swift Denim Properties, Inc., G&L Service Company, North America, Inc., Swift Denim Services, Inc., Greensboro Textile Administration LLC, Brighton Weaving LLC, Flint Spinning LLC, Society Hill Finishing LLC, and McDowell Weaving LLC (collectively, the “Debtors”), jointly submit this second amended disclosure statement (the “Disclosure Statement”) pursuant to Section 1125 of the United States Bankruptcy Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”), to the Debtors’ respective creditors (“Creditors”) and equity holders (“Interest Holders”) in connection with (i) the solicitation from certain Creditors of votes on the proposed Second Amended Joint Plan of Reorganization, dated December 18, 2003 (as amended from time to time, the “Plan”), filed by the Debtors with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) and (ii) the hearing to consider confirmation of the Plan (the “Confirmation Hearing”) scheduled for January 28, 2004 at 10:00 a.m. Unless otherwise defined herein, all capitalized terms contained herein shall have the meanings ascribed to them in the Plan.

Each Creditor and Interest Holder should read this Disclosure Statement and the Plan in their entirety. All exhibits to this Disclosure Statement are incorporated into, and are part of, the Disclosure Statement. No solicitation of votes on the Plan may be made except pursuant to this Disclosure Statement, and no person has been authorized to use any information concerning the Debtors or their businesses other than the information contained herein for purposes of solicitation.

The Bankruptcy Court has approved this Disclosure Statement as containing information of a kind and in sufficient detail to enable a hypothetical, reasonable investor typical of creditors to make an informed judgment as to whether to accept or to reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT DOES NOT, HOWEVER, CONSTITUTE AN ENDORSEMENT OF THE DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT OR A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR THE MERITS OF THE PLAN.

THE PLAN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS DOCUMENT WAS COMPILED FROM INFORMATION OBTAINED BY THE DEBTORS FROM NUMEROUS SOURCES BELIEVED TO BE ACCURATE, TO THE BEST KNOWLEDGE, INFORMATION, AND BELIEF OF THE DEBTORS. THIS DISCLOSURE STATEMENT INCLUDES PROJECTIONS AND OTHER STATEMENTS THAT CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. “FORWARD-LOOKING STATEMENTS” IN THE

PROJECTIONS AND ELSEWHERE INCLUDE THE INTENT, BELIEF, OR CURRENT EXPECTATIONS OF THE DEBTORS AND MEMBERS OF THEIR MANAGEMENT TEAM AND/OR OTHERS WITH RESPECT TO, AMONG OTHER THINGS, THE TIMING OF, COMPLETION OF, AND SCOPE OF THE CURRENT CONTEMPLATED RESTRUCTURING, THE PLAN, FINANCING, MARKET CONDITIONS, AND THE DEBTORS’ FUTURE LIQUIDITY AND OPERATIONS, AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. WHILE THE DEBTORS BELIEVE THAT THE EXPECTATIONS ARE BASED ON REASONABLE ASSUMPTIONS WITHIN THE BOUNDS OF THEIR KNOWLEDGE OF THEIR BUSINESS AND OPERATIONS, PARTIES-IN-INTEREST ARE CAUTIONED THAT ANY SUCH “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH “FORWARD-LOOKING STATEMENTS.”

THIS DISCLOSURE STATEMENT ALSO CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE PLAN AND TRANSACTIONS CONTEMPLATED THEREUNDER AND CERTAIN OTHER DOCUMENTS. WHILE THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS. REFERENCE IS MADE TO THE PLAN AND THE DOCUMENTS REFERRED TO HEREIN AND THEREIN FOR A COMPLETE STATEMENT OF THE TERMS AND PROVISIONS THEREOF.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED IN THIS DISCLOSURE STATEMENT. THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS DISCLOSURE STATEMENT SINCE THE DATE OF THIS DISCLOSURE STATEMENT.

THIS DISCLOSURE STATEMENT IS INTENDED FOR THE SOLE USE OF HOLDERS WHOSE CLAIMS AGAINST THE DEBTORS ARE IMPAIRED UNDER THE PLAN, TO ENABLE SUCH HOLDERS TO MAKE AN INFORMED DECISION ABOUT THE PLAN. THIS DISCLOSURE STATEMENT MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN.

THE DEBTORS’ RESPECTIVE BOARDS OF DIRECTORS RECOMMEND THAT THOSE CREDITORS ENTITLED TO VOTE ON THE PLAN VOTE TO ACCEPT IT.

THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF, OR STIPULATION TO, ANY FACT OR LIABILITY, OR A WAIVER OF ANY RIGHTS, BUT RATHER AS A STATEMENT MADE IN THE CONTEXT OF SETTLEMENT NEGOTIATIONS.

OTHER THAN AS EXPRESSLY SET FORTH HEREIN, THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE

DEBTORS, ANY OF THE REORGANIZED DEBTORS, OR ANY OTHER PARTY, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO ANY INTERESTED PARTY. ANY INTERESTED PARTY DESIRING ANY SUCH ADVICE SHOULD CONSULT WITH ITS OWN ADVISORS.

IMPORTANT: THIS DISCLOSURE STATEMENT CONTAINS INFORMATION THAT MAY BEAR UPON YOUR DECISION TO ACCEPT OR TO REJECT THE PLAN. PLEASE READ THIS DOCUMENT WITH CARE.

II. INTRODUCTION

On February 19, 2002 (the “Petition Date”), the Debtors filed with the Bankruptcy Court separate voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Filings”). On the Petition Date, the Bankruptcy Court entered an order directing that the separate Chapter 11 cases (collectively, the “Cases”) of the Debtors be procedurally consolidated and jointly administered by the Bankruptcy Court pursuant to Bankruptcy Rule 1015(b).

Pursuant to the Bankruptcy Code, only Creditors in Classes 2A, 3, and 4 (each a “Voting Class” and collectively, the “Voting Classes”), which are impaired, are entitled to vote on the Plan. Creditors in Classes 1, 2B, and 5 are deemed to have accepted the Plan because they are not impaired, and therefore are not entitled to vote on the Plan. Holders of Interests in Classes 6, 7, and 8 are deemed to have rejected the Plan and will not vote under the Plan even though they are impaired, because they do not receive or retain any property under the Plan on account of their Interests (subject to the provisions of Plan Section 6.3 in the case of Class 6). For a description of the various Classes of Claims and Interests and their respective treatment under the Plan, see the section below entitled “The Plan of Reorganization.”

For the Plan to be confirmed, it must be accepted by at least one Class of Claims that is impaired under the Plan (determined without including any acceptance of the Plan by any insider of the Debtors). Under Bankruptcy Code § 1126, an impaired Class of Claims has accepted the Plan if Creditors representing at least two-thirds in dollar amount and more than one-half in number of Allowed Claims that have actually voted in that Class have voted to accept the Plan; provided that the vote of any Creditor whose acceptance or rejection is determined by the Bankruptcy Court not to be in good faith shall not be counted. Any Voting Class that fails to accept the Plan is considered to have rejected the Plan. Also, under Bankruptcy Code § 1126, any Class that does not receive or retain any property under the Plan is deemed to have rejected the Plan.

Bankruptcy Code § 1129(b) permits confirmation of the Plan notwithstanding its rejection by one or more impaired Class(es) if the Bankruptcy Court finds that the Plan (i) has been accepted by at least one impaired Class of Claims (not including the votes of insiders), (ii) otherwise meets the requirements under Bankruptcy Code § 1129(a) for confirmation, (iii) does not discriminate unfairly, and (iv) is “fair and equitable” with respect to the rejecting Class or Classes. NOTWITHSTANDING THE DEEMED REJECTION OF THE PLAN BY IMPAIRED CLASSES 6, 7, AND 8 AND ANY REJECTION BY ANY OTHER CLASSES, THE DEBTORS INTEND TO REQUEST THAT THE BANKRUPTCY COURT, PURSUANT

TO BANKRUPTCY CODE § 1129(b), CONFIRM THE PLAN UPON FINDING THAT ALL OF THE FOREGOING REQUIREMENTS HAVE BEEN MET. For a more detailed description of the requirements for acceptance of the Plan and of the criteria for confirmation notwithstanding rejection by certain Classes, see the section below entitled “Confirmation of the Plan.”

AMENDMENTS TO THE PLAN’S CLASSIFICATION AND TREATMENT OF ONE OR MORE CLASSES THAT DO NOT MATERIALLY AND ADVERSELY CHANGE THE TREATMENT OF ANY OTHER CLASS MAY BE MADE. SUCH AMENDMENTS MAY BE APPROVED BY THE BANKRUPTCY COURT AT THE CONFIRMATION HEARING WITHOUT ENTITLING THE MEMBERS OF ANY CLASS WHOSE TREATMENT IS NOT MATERIALLY AND ADVERSELY CHANGED TO WITHDRAW ANY VOTES CAST FOR OR AGAINST THE PLAN.

Any person who holds Claims in more than one Class is required to vote separately with respect to each Class in which such person holds Claims. Please use a separate ballot (each a “Ballot,” and collectively the “Ballots”) in the appropriate form to vote each Class of Claim. All votes to accept or to reject the Plan must be cast by using the Ballot enclosed with this Disclosure Statement (or manually executed copies thereof). No other votes will be counted. Consistent with the provisions of Bankruptcy Rule 3018, the Bankruptcy Court has fixed 5:00 p.m. (Eastern Standard Time) on December 12, 2004 (the “Record Date”) as the time and date for the determination of the Holders of record of Claims who are entitled to receive a copy of this Disclosure Statement and all related materials and to vote to accept or to reject the Plan.

TO BE COUNTED, BALLOTS MUST BE COMPLETED, SIGNED, AND RECEIVED BY 5:00 P.M. (EASTERN STANDARD TIME) ON JANUARY 20, 2004, OR SUCH LATER DATE TO WHICH THIS SOLICITATION IS EXTENDED BY THE BANKRUPTCY COURT (THE “VOTING DEADLINE”). ANY BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR A REJECTION OF THE PLAN, OR THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN, SHALL BE DEEMED TO BE AN ACCEPTANCE OF THE PLAN.

BALLOTS TO ACCEPT OR TO REJECT THE PLAN MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTING DEADLINE, ON OR BEFORE 5:00 P.M. (EASTERN STANDARD TIME) ON JANUARY 20, 2004. THEREAFTER, BALLOTS MAY BE REVOKED ONLY WITH THE APPROVAL OF THE BANKRUPTCY COURT.

Please vote and return your Ballot(s) to the below voting agent (the “Voting Agent”) via United States mail, overnight delivery, or hand delivery:

The Altman Group, Inc.

60 East 42nd Street, Suite 405

New York, New York 10165

Attn: Galey & Lord Ballots

DO NOT RETURN YOUR SECURITIES OR YOUR NOTES WITH YOUR BALLOT.

If delivery is by mail, enough time should be allowed to ensure timely delivery prior to the Voting Deadline. If your Claim is based on notes that are held by a bank or broker, please vote and return your Ballot(s) to such bank or broker in accordance with the instructions set forth in the Ballot. Please allow time for the transmittal of voting results from your bank or broker to the Debtors. For a more complete description of voting procedures, see the section below entitled “Voting Instructions.”

If you have any questions about the Plan, the Disclosure Statement, or procedures for voting, or if you did not receive a Ballot, received a damaged Ballot, or have lost your Ballot, please call (212) 681-9600.

The Bankruptcy Court has scheduled the Confirmation Hearing on January 28, 2004 at 10:00 a.m. (Eastern Standard Time) before The Honorable Allan L. Gropper, United States Bankruptcy Court, New York, New York. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan must be served and filed on or before January 20, 2004, at 4:00 p.m. (Eastern Standard Time), in the manner described under the section below entitled “Confirmation of the Plan — Confirmation Hearing.”

THE DEBTORS BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF EACH AND EVERY CLASS OF CREDITORS ENTITLED TO VOTE THEREON AND URGE ALL CREDITORS ENTITLED TO VOTE TO ACCEPT THE PLAN.

III. VOTING INSTRUCTIONS

A.	Voting Procedures.

The Debtors are providing copies of this Disclosure Statement (and the exhibits hereto), and, where appropriate, Ballots, to all classified Holders of Claims and Interests who are entitled to vote on the Plan.

Classes 2A, 3, and 4 are impaired and, therefore, all Holders of Allowed Claims in such Classes as of the Record Date are entitled to vote to accept or to reject the Plan. Classes 6, 7, and 8 are also impaired but, pursuant to Bankruptcy Code § 1126(g), because the Holders of Interests in such Classes do not receive or retain any property under the Plan on account of such Interests (subject to the provisions of Plan Section 6.3 in the case of Class 6), such Classes are deemed to have rejected the Plan and are not entitled to vote thereon.

Except as provided below, unless the Ballot being furnished is timely submitted on or prior to the Voting Deadline, together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid and, therefore, decline to utilize it in connection with seeking confirmation of the Plan by the Bankruptcy Court.

In the event of a dispute with respect to a Claim, any vote to accept or to reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

If a Ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, each such person should indicate such capacity when signing its Ballot and, if so requested by the Debtors or the Voting Agent, must submit proper evidence satisfactory to the Debtors of its authority to so act.

B.	Record Date.

THE RECORD DATE FOR VOTING ON THE PLAN IS DECEMBER 12, 2004. To be entitled to vote to accept or to reject the Plan, a Holder of a Senior Credit Facility Claim in Class 2A, a General Unsecured Claim in Class 3, or a Senior Subordinated Notes Claim in Class 4 must be the record holder of such security and/or Claim at the close of business on the Record Date. Holders who acquire a Senior Credit Facility Claim, a Senior Subordinated Notes Claim, or a General Unsecured Claim after the Record Date must arrange with their seller and/or transferor (as is applicable) to receive a proxy from the holder of record of such securities or Claim (as is applicable) as of the Record Date.

C.	Ballots.

Creditors entitled to vote on the Plan will find a Ballot accompanying this Disclosure Statement. Except as otherwise set forth herein in the section below entitled “Additional Voting Procedures,” please fill out the Ballot and return it to the following address:

The Altman Group, Inc.

60 East 42nd Street, Suite 405

New York, New York 10165

Attn: Galey & Lord Balloting

Ballots must be received on or before 5:00 p.m. (Eastern Standard Time) on the Voting Deadline, January 20, 2004, to be counted in the voting. Ballots received after this time may not be counted in the voting. If you have any questions about the procedures for voting, or if you did not receive a Ballot, received a damaged Ballot, or have lost your Ballot, please call (212) 681-9600.

D.	Additional Voting Procedures.

Beneficial owners who, as of the Record Date, hold in their own names either (i) Senior Credit Facility Claims, (ii) Allowed General Unsecured Claims, or (iii) Senior Subordinated Notes Claims (as applicable) should complete and sign individual Ballots and return them directly to the Voting Agent.

Beneficial owners who, as of the Record Date, hold Senior Subordinated Notes in “street name” through nominees should vote in one of two ways:

1.	The beneficial owner may complete and sign an individual Ballot (unless it is already signed or “prevalidated” by the nominee) and return it to the nominee. The nominee, in turn, should complete and sign a corresponding “Master Ballot,” transcribing the votes cast and other information provided by the beneficial owners in their individual Ballots. The nominee should then forward its Master Ballot either to the Voting Agent or to the nominee’s agent which, in turn, shall forward the Master Ballot to the Voting Agent; or

2.	The beneficial owner may complete an individual Ballot that has already been signed or “prevalidated” by the nominee and return it directly to the Voting Agent.

Each individual Ballot for a Senior Subordinated Notes Claim (whether returned to the Voting Agent or to a nominee) shall contain a certification that the beneficial owner on whose behalf the Ballot is submitted is, as of the Record Date, the beneficial owner of securities in the amount voted on such Ballot. Each individual Ballot for voting a Senior Subordinated Notes Claim shall contain the additional certifications that it is the only Ballot submitted by the beneficial owner for securities in that class, except as disclosed by the beneficial owner in the table provided; that all such additional Ballots (if any) have been so disclosed; and that all Ballots submitted by the beneficial owner for securities in that class indicate the same vote to accept or to reject the Plan.

Each Master Ballot, which will transmit the votes of beneficial owners as indicated on the individual Ballots submitted to their nominees, shall contain the following certifications: (a) that the party executing the Master Ballot is a nominee or a holder of a power of attorney, agency, or proxy from a nominee or beneficial owner that is the registered holder of the securities in the amounts voted by the beneficial owners thereof and (b) that the beneficial owners whose votes are transmitted by the Master Ballot are, as of the Record Date, the beneficial owners of the securities in the face amounts voted. Each Master Ballot transmitting votes on account of Senior Subordinated Notes Claims shall contain the additional certification that any information provided by beneficial owners relating to other Ballots submitted by the beneficial owners for securities in that class has been transcribed onto the Master Ballot.

E.	Revocation of Ballots.

Ballots may be revoked at any time prior to 5:00 p.m. (Eastern Standard Time) on January 20, 2004. Thereafter, Ballots may be revoked only with the approval of the Bankruptcy Court.

F.	Voting Multiple Claims.

Any person who holds Claims in more than one Class is required to vote separately with respect to each Class in which such person holds Claims. Please use a separate Ballot in the appropriate form to vote each Class of Claims.

G.	Incomplete Ballots.

Any Ballot received which does not indicate either an acceptance or rejection of the Plan, or indicates both an acceptance and a rejection of the Plan, shall be deemed to constitute an acceptance of the Plan.

H.	Waivers of Defects, Irregularities, Etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of Ballots will be determined by the Debtors in their sole discretion, whose determination will be final and binding. The Debtors reserve the absolute right to contest the validity of any revocation or withdrawal of any Ballot. The Debtors also reserve the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, be in violation of applicable law or procedure. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot. The interpretation (including of the Ballot and the respective instructions thereto) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalid.

IV. OVERVIEW OF THE PLAN

The following table briefly summarizes the classification and treatment of Claims and Interests under the Plan. This summary is qualified in its entirety by reference to the provisions of the Plan, a copy of which is attached hereto as Exhibit A. In addition, for a more detailed description of the terms and provisions of the Plan, see the section below entitled “The Plan of Reorganization.” As contemplated under the Bankruptcy Code, Administrative Claims and Priority Claims are not classified under the Plan. Under the Plan, each Holder of an Allowed Administrative Claim as of the Distribution Record Date shall receive, in full satisfaction of such Allowed Claim, Cash equal to the amount of such Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, unless such Holder shall have agreed to a different treatment of such Allowed Claim. Each Holder of an Allowed Priority Claim as of the Distribution Record Date shall receive, in full satisfaction of such Allowed Claim, Cash equal to the amount of such Allowed Claim on the latest of (i) the Initial Distribution Date, (ii) the date that is 10 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.

The table below summarizes the classification and treatment of the prepetition Claims and Interests under the Plan. For certain classes of Claims, estimated percentage recoveries, which are based upon a review by the Debtors’ management of their respective books and records, are also set forth. For certain classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be materially less than the estimated amounts shown in the table that follows. The Debtors do not anticipate having reviewed and analyzed all proofs of claim filed in these cases by the Confirmation Date. Estimated Claim amounts for each Class set forth below are based upon the Debtors’ review of their respective books and records and include estimates of a number of Claims that are contingent, disputed, and/or liquidated. For these reasons, no representations can be or are made with respect to whether the estimated percentage recoveries shown in the table below will actually be realized by the Holders of Allowed Claims in any particular Class.1

Class	Description	Treatment	Estimated Recovery
N/A	Administrative Claims	Unimpaired	100%

N/A	Tax Claims	Unimpaired	100%

1	Priority Claims	Unimpaired	100%

2A	Senior Credit Facility Claims	Impaired: each Holder of an Allowed Senior Credit Facility Claim shall receive, on the Effective Date (or as soon thereafter as is practicable), such Holder’s Pro Rata share of (a) a total of $35 million in Cash, consisting of (i) 100% of the Net Proceeds of the Klopman Sale, including any and all proceeds generated from the Klopman Sale received by the Senior Credit Facility Lenders prior to the Effective Date pursuant to the Final DIP Order, plus (ii) the Excess Cash, plus (iii) Cash in an amount equal to the remainder of such $35 million, to be funded by borrowings under the Exit Credit Facility on the Effective Date; (b) 100% of the New G&L Inc. Term Notes; and (c) shares of New G&L Inc. Common Stock, the amount of which shall be determined by the Debtors and the Lender Steering Committee prior to the Effective Date, which shares will represent 100% of the New G&L Inc. Common Stock on the Effective Date (subject to dilution with all other holders of shares of New G&L Inc. Common Stock ).	66.4%

2B	Other Secured Claims against a Debtor	Unimpaired	100%

3	General Unsecured Claims	Impaired: each Holder of an Allowed Class 3 Claim shall receive such Holder’s Pro Rata share of $500,000.	3.3%

4	Senior Subordinated Notes Claims	Impaired: each Holder of an Allowed Class 4 Claim shall receive such Holder’s Pro Rata share	0.056%

[1]	All terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

Class	Description	Treatment	Estimated Recovery
		of 100% of the Warrants, provided that Class 4 votes in favor of the Plan as a Class.[2]
5	Intercompany Claims	Unimpaired, except to the extent determined by the Debtors: On the Effective Date, Reorganized G&L Inc. (as Holder) shall receive the New Intercompany Notes in the aggregate principal amount of $145 million, comprised of an $60 million note from Reorganized Swift Textiles and a $85 million note from Reorganized G&L Industries; any amounts otherwise due and owing under the Old Intercompany Notes in excess of $145 million shall be deemed to be contributions to capital by Reorganized G&L Inc. to Reorganized Swift Textiles and Reorganized G&L Industries, respectively. All Intercompany Claims other than those arising under or otherwise relating to the Old Intercompany Notes shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine is appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors.	N/A
6	Debtor Subsidiaries Old Stock Interests	Impaired (subject to the provisions of Plan Section 6.3)	N/A
7	G&L Inc. Preferred Stock Interests	Impaired: All outstanding shares of G&L Inc. Preferred Stock, if any, shall be cancelled and be deemed terminated and of no force and effect.	0%
8	G&L Inc. Common Stock Interests	Impaired: All outstanding shares of G&L Inc. Common Stock shall be cancelled and be deemed terminated and of no force and effect.	0%

ALTHOUGH THE DEBTORS BELIEVE THAT THE ESTIMATED PERCENTAGE RECOVERIES SET FORTH ABOVE ARE REASONABLE AND WITHIN THE RANGE OF ASSUMED RECOVERY, THERE IS NO ASSURANCE THAT THE ACTUAL AMOUNTS OF ALLOWED CLAIMS IN EACH CLASS WILL NOT MATERIALLY EXCEED THE ESTIMATED AGGREGATE CLAIM AMOUNTS

[2]	The distribution of the Warrants to the Holders of Allowed Senior Subordinated Notes Claims under the Plan is premised on a determination that such distribution would not cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise. If, as a result, the Warrants are not distributed, cash may instead be available for distribution in an amount to be determined based upon the total value ascribed to the Warrants in this Disclosure Statement. See Section VII.B.4(c).

ASSUMED IN THE TABLE ABOVE OR THAT THE ACTUAL PERCENTAGE RECOVERIES WILL NOT OTHERWISE BE SIGNIFICANTLY LESS THAN THE ESTIMATED PERCENTAGE RECOVERIES SET FORTH ABOVE. The actual recoveries under the Plan by the Debtors’ creditors will depend upon a variety of factors including, but not limited to, whether, and in what amount, contingent claims against the Debtors become non-contingent and fixed and whether, and to what extent, Disputed Claims are resolved in favor of the Debtors rather than the particular claimants. Accordingly, no representation can be or is being made with respect to whether each of the estimated percentage recoveries shown in the table above will actually be realized by the Holder of an Allowed Claim in any particular Class.

V.     GENERAL INFORMATION3

A.	Corporate Structure of the Debtors.

Debtor Galey & Lord, Inc. (“G&L Inc.”), a Delaware corporation, is a holding company that owns all of the issued and outstanding common stock of Debtor Swift Textiles, Inc. (“Swift Textiles”), and Debtor Galey & Lord Industries, Inc. (“G&L Industries”), both of which are Delaware corporations. Swift Textiles, in turn, owns all of the issued and outstanding common stock of Debtor Swift Denim Services, Inc. (“Swift Denim Services”), and Debtor Swift Denim Properties, Inc. (“Swift Denim Properties”), both of which are Delaware corporations. G&L Industries owns all of the issued and outstanding common stock or interests of Debtor Galey & Lord Properties, Inc. (“G&L Properties”), a Delaware corporation; Debtor, G&L Service Company, North America, Inc. (“G&L Services”), a Delaware corporation; Debtor Greensboro Textile Administration LLC (“Greensboro Textile”), a Delaware limited liability company; Debtor Brighton Weaving LLC (“Brighton Weaving”), a Delaware limited liability company; Debtor Flint Spinning LLC (“Flint Spinning”), a Delaware limited liability company; Debtor Society Hill Finishing LLC (“Society Hill”), a Delaware limited liability company; and Debtor McDowell Weaving LLC (“McDowell Weaving”), a Delaware limited liability company.

G&L Inc. also directly and indirectly owns all of the issued and outstanding common stock of twenty-one foreign corporations, owns a substantial portion of the issued and outstanding common stock of seven other foreign corporations, and participates in several international joint ventures (collectively, the “Foreign Subsidiaries”). None of the Foreign Subsidiaries is a Debtor in these Cases.

B.	Business History.

G&L Inc. was incorporated in Delaware in 1987 for the purpose of acquiring, in February 1988, substantially all of the assets of the Blends Apparel and Prints divisions of Burlington Industries, Inc. (“Burlington”). G&L Inc. acquired these businesses through its wholly-owned

[3]	A more detailed discussion of many of the topics in this Section V is available in G&L Inc.’s Form 10-K dated December 20, 2002 and 10-Q dated August 8, 2003, which can be obtained online at http://www.sec.gov.

subsidiary, G&L Industries. Prior to April 1992, G&L Inc. was known as Galey & Lord Holdings, Inc., and G&L Industries was known as Galey & Lord, Inc. G&L Inc. conducts all of its operations through its subsidiaries (including the other Debtors) and joint venture interests.

On January 29, 1998, G&L Inc. entered into a master separation agreement with Polymer Group, Inc. (“Polymer”), DT Acquisition, Inc. (“DTA”), a subsidiary of Polymer, Dominion Textile, Inc. (“Dominion”), and certain other parties, pursuant to which G&L Inc. acquired (the “Acquisition”) the apparel fabrics business (the “Acquired Business”) of Dominion from DTA for a cash purchase price of approximately $466.9 million, including certain costs related to the Acquisition. The total purchase price of the Acquisition was funded by proceeds from the Senior Credit Facility and the Senior Subordinated Notes. The Acquired Business consisted primarily of subsidiaries and joint venture interests, which comprise the Swift Denim Group (“Swift Denim Group”), the Klopman International Group (“Klopman”), and Swift Textiles Europe, Ltd. (“Swift Europe”). Swift Denim Group is one of the largest producers of denim in the world, Klopman is one of the largest suppliers and marketers of uniform fabrics in Europe,4 and Swift Europe is a major international supplier of denim to Europe, North Africa, and Asia.

The current relationship among the Debtors and the Foreign Subsidiaries is summarized in the following diagram. Upon the Business Day the Plan becomes effective (the “Effective Date”) (including, but not limited to, as a result of the dissolution of the Dissolved Entities) and/or the consummation of the sale of the Klopman Assets (the “Klopman Sale”) (see Section VI.F hereof) and/or the entry of an order authorizing the Debtors to restructure certain non-debtor foreign subsidiaries (see Section V.H.6 hereof), the corporate structure of the Debtors will likely change pursuant to the terms and/or as a result thereof (as applicable). For a description of such proposed restructuring, see the section below entitled “The Plan of Reorganization — Implementation of the Plan.”

[4]	As described further below in Section VI.F, on November 19, 2003, the Bankruptcy Court approved the Debtors’ motion to authorize non-debtor Dominion Textile International B.V. (“Dominion Textile”), a wholly-owned subsidiary of Debtor G&L Inc., to sell certain intellectual property rights, as well as its interests in Klopman International S.r.l., Klopman GmbH, Klopman Espana S.A., International Textile S.A., and Klopman A.G. (collectively, the “Klopman Assets”) to Textile S.A. for € 23,794,976.93. A copy of the order approving the sale is available at docket # 501 in Bankruptcy Case No. 02-40445 (ALG).

C.	Capital Structure, Including Post-Petition and Foreign Subsidiaries’ Credit Facilities.

1.	The Senior Credit Facility.

On January 29, 1998, G&L Inc., as the borrower, the Debtor Subsidiaries, as guarantors, First Union National Bank (the “Agent”), as agent and lender, and its syndicate of lenders (collectively, the “Senior Credit Facility Lenders”) entered into a credit agreement (as amended, the “Senior Credit Facility”). The Senior Credit Facility provides for (i) a revolving line of credit under which G&L Inc. may borrow up to an amount, as amended (including letters of credit up to an aggregate of $30 million), equal to the lesser of $225 million or a borrowing base (comprised of eligible accounts receivable and eligible inventory, as defined in the Senior Credit Facility), (ii) a term loan in the principal amount of $155 million (“Term Loan B”), and (iii) a term loan in the principal amount of $110 million (“Term Loan C”).

The Debtors’ obligations under the Senior Credit Facility are secured substantially by all of the assets of the Debtors (including a lien on all real property owned in the United States), a pledge of all the outstanding capital stock of their respective domestic subsidiaries, and a pledge of 65% of the outstanding voting capital stock, and 100% of the outstanding non-voting capital stock, of certain of their respective foreign subsidiaries. In addition, payment of all obligations under the Senior Credit Facility is guaranteed by each of the Debtor Subsidiaries. Under the Senior Credit Facility, in the event of certain dispositions of assets or debt or equity issuances (all subject to certain exceptions), G&L Inc. is required to make mandatory prepayments of principal in an amount equal to 100% of the net proceeds received by the Debtors therefrom.

As a result of the Filings, the Debtors defaulted under the Senior Credit Facility, and their ability to borrow thereunder was frozen.

As a result of amendments to the Senior Credit Facility, funding under the Canadian Loan Agreement (as defined below), and the repatriation of funds from their Foreign Subsidiaries, the Debtors repaid certain of the term loan balance and reduced the maximum amount of borrowings under the revolving line of credit. As of the Effective Date, the Debtors estimate that their obligations under the Senior Credit Facility will total approximately $297.9 million as it may be reduced by the Klopman Sale proceeds.

The Senior Credit Facility Lenders assert that the value of their collateral has significantly diminished during the pendency of these cases. As a result, the Senior Credit Facility Lenders assert that they have a significant super priority administrative claim pursuant to 11 U.S.C. § 507(b) and the terms of the Final DIP Order (as defined below), in addition to any and all other claims under the Senior Credit Facility.

2.	Debtor-in-Possession Financing, Repatriation of Funds, and Adequate Protection for Senior Credit Facility Lenders.

At the commencement of these Cases, G&L Inc., as borrower, and the Debtor Subsidiaries, as guarantors, entered into that certain Revolving Credit and Guarantee Agreement, dated February 20, 2002, for up to $100 million in debtor-in-possession financing (the “DIP Facility”), with the Banks (as defined in the DIP Facility) in their capacity as the lenders under the DIP Facility, and their respective participants, successors, and assigns thereunder (the “DIP Facility Lenders”), First Union National Bank as administrative agent and collateral agent for the DIP Facility Lenders, Wachovia Securities, Inc. as book manager and lead arranger.

Under the DIP Facility, G&L Inc. may make revolving credit borrowings (including up to $10 million for postpetition letters of credit)5 in an amount not exceeding the lesser of $50 million6 and the Borrowing Base (as defined in the DIP Facility). As extended pursuant to the terms of the DIP Facility Extension Orders (as defined below), the DIP Facility will terminate and the borrowings thereunder will be due and payable upon the earliest of (i) the date it expires by its terms (currently, February 15, 2004), (ii) the date of the substantial consummation of a plan of reorganization (which should not be later than the Effective Date of the Plan) that is confirmed pursuant to an order of the Bankruptcy Court, and (iii) the acceleration of the revolving credit loans made by any of the banks who are a party to the DIP Facility and the termination of the total commitment under the DIP Facility pursuant to the DIP Facility. Amounts borrowed under the DIP Facility bear interest at the rate per annum, at the Debtors’ option, of either (i) (a) the higher of the prime rate or the federal funds rate plus .50% plus (b) a margin of 2.00% or (ii) LIBOR plus a margin of 3.25%. There is an unused commitment fee of (A) at such time as the DIP Agent is no longer the sole bank, at the rate of (i) .75% per annum on the average daily unused total commitment at all times during which the average total commitment usage is less than 25% of the total commitment and (ii) .50% per annum on the average daily unused total commitment at all times during which the average total commitment usage is more than or equal to 25% of the total commitment; or (B) at all times that First Union National Bank is the sole bank, at a rate of .50% per annum on the average daily unused total commitment. There are letter of credit fees payable (1) to the DIP Agent, equal to LIBOR plus 3.25% on the daily average letters of credit outstanding and (2) to a fronting bank, equal to its customary fees plus .25% for each letter of credit issued by such fronting bank.

As stated above, borrowings under the DIP Facility are guaranteed by each of the Debtor Subsidiaries. In general, such borrowings constitute allowed super-priority administrative expense claims and are secured by (i) a perfected first priority lien pursuant to 11 U.S.C. § 364(c)(2), upon all property of the Debtors that was not subject to a valid, perfected, and non-avoidable lien on the Petition Date, (ii) a perfected junior lien, pursuant to 11 U.S.C. § 364(c)(3) of the Code upon all property of the Debtors already subject to valid, perfected, and non-avoidable liens, and (iii) a perfected first priority senior priming lien, pursuant to 11 U.S.C. § 364(d)(1), upon all property of the Debtors already subject to a lien that presently secures the Debtors’ prepetition indebtedness under the Senior Credit Facility, whether created prior to or after the Petition Date (subject to certain specific existing or subsequently perfected liens). This security interest is subject to certain explicit exceptions.

[5]	The Final DIP Order authorized up to $15 million in postpetition letters of credit, but, pursuant to the First DIP Facility Extension Order (as defined below), the letter of credit sublimit was reduced to $10 million.
[6]	The Final DIP Order authorized a maximum borrowing of up to $100 million, but the maximum borrowing under the DIP Facility was later voluntarily reduced by the Debtors to $75 million and then to $50 million.

The DIP Facility contains covenants restricting the Debtors from consolidating or merging with and into another person, disposing of assets, incurring additional indebtedness and guarantees, creating liens and encumbrances on properties, modifying their business, making capital expenditures in excess of $22.5 million through the maturity date or $15.2 million during any 12-month period, declaring and paying dividends, making investments, loans, or advances, and creating super-priority claims. There are certain limitations on affiliate transactions and on costs and expenses incurred in connection with the closing of production facilities. The DIP Facility also requires the Debtors to achieve certain levels of EBITDA as specified therein.

The DIP Facility also provides for the mandatory prepayment of all or a portion of outstanding borrowings upon repatriation of funds from foreign subsidiaries or the sale of assets, or in the event outstanding loans exceed the Borrowing Base (as such term is defined in the DIP Facility). The DIP Financing Order also provides that, as adequate protection, the Senior Credit Facility Lenders “shall receive the payment, for application to the [obligations under the Senior Credit Facility], of 100% of the repatriated funds received from foreign subsidiaries, to the extent the proceeds of which are not required to be applied to the obligations of the [Debtors] under the [DIP Facility].”

Pursuant to orders of the Bankruptcy Court dated September 19, 2003 (the “First DIP Facility Extension Order”), October 14, 2003 (the “Second DIP Facility Extension Order”), and November 19, 2003 (the “Third DIP Facility Extension Order,” and together with the First DIP Facility Extension Order and the Second DIP Facility Extension Order, the “DIP Facility Extension Orders”), among other things, the term of the DIP Facility has been extended through and including February 15, 2004, and the EBITDA covenants have been modified.

The DIP Facility Extension Orders modify the Final DIP Order to provide that, to the extent that funds repatriated from foreign entities are not required to be applied to the Debtors’ obligations under the DIP Facility or to collateralize letters of credit opened thereunder, 35% of the amount of such repatriated funds shall be escrowed, without prejudice, pending a determination of the rights of any interested party, with the remaining 65% being applied to the Debtors’ obligations under the Senior Credit Facility. In particular, pursuant to the DIP Facility Extension Orders, the Debtors agreed that upon the sale of the Klopman Assets (as discussed further below in Section VI.F hereof) for no less than € 22,300,000, the Net Proceeds would be repatriated to the Debtors, and the Debtors would apply such repatriated funds in accordance with the terms of the DIP Facility, as modified.

As of the date hereof, the Debtors were in compliance with the covenants under the DIP Facility, and there was no balance of funded debt outstanding thereunder, although $7,451,000 in letters of credit have been issued and are outstanding thereunder.

3.	The Senior Subordinated Notes.

In February 1998, G&L Inc. closed its private offering of $300 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due March 1, 2008. Net proceeds from the offering of $289.3 million (net of initial purchaser’s discount and offering expenses) were used to repay (i) $275 million principal amount of bridge financing borrowings incurred to partially finance the acquisition of the apparel fabrics business of Dominion on January 29, 1998, and (ii) a portion of the outstanding amount under a revolving line of credit provided for under the Senior Credit Facility. Interest on the Senior Subordinated Notes is payable on March 1 and September 1 of each year.

The Senior Subordinated Notes are general unsecured obligations of G&L Inc., subordinated in right of payment to all existing and future senior indebtedness of G&L Inc. and senior in right of payment to any subordinated indebtedness of G&L Inc. The Senior Subordinated Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, by each of the Debtor Subsidiaries and by all other future direct and indirect domestic subsidiaries of G&L Inc.

As a result of the Filings, G&L Inc. is currently in default under the Senior Subordinated Notes and the Senior Subordinated Notes Indenture. The payment of interest accruing under the Senior Subordinated Notes after February 19, 2002 is stayed in connection with the Filings. As of the Petition Date, approximately $12.8 million in interest had accrued but had not yet been paid on account of the Senior Subordinated Notes.

4.	The Economic Development Bonds.

The South Carolina Jobs-Economic Development Authority, an agency of the State of South Carolina (the “South Carolina Agency”), issued tax-exempt Economic Development Bonds in the original principal amount of $7.2 million (the “Economic Development Bonds”), pursuant to the terms of an Indenture Trust dated as of May 1, 1994 (the “Economic Development Bonds Indenture”), between the South Carolina Agency and First-Citizens Bank & Trust Company (“First-Citizens”). The Economic Development Bonds are payable solely from revenues and receipts from any revenue producing project financed by the issuance thereof, and are secured by a pledge of said revenues and receipts.

The South Carolina Agency loaned the proceeds of this bond issuance to G&L Industries pursuant to the terms of that certain Loan Agreement between the South Carolina Agency and G&L Industries, dated as of May 1, 1994 (the “Economic Development Loan Agreement”). G&L Industries utilized these loan proceeds to finance the acquisition, construction, and equipping of a wastewater treatment facility for its woven cotton blended apparel fabric and printed fabric facilities located in Darlington County, South Carolina.

Pursuant to the Economic Development Loan Agreement, all amounts payable by G&L Industries to the South Carolina Agency thereunder are to be assigned by the South Carolina Agency to First-Citizens as trustee under the Economic Development Bonds Indenture, for the benefit of the holders of the Economic Development Bonds, and G&L Industries consented to this assignment. Further, G&L Industries is also responsible for the payment of certain reasonable fees and expenses related to the issuance of the Economic Development Bonds.

Under the Economic Development Loan Agreement, G&L Industries agreed to enter into a credit facility (the “Economic Development Loan Agreement Credit Facility”) and agreed to take all actions necessary to protect the interests of the South Carolina Agency and First-Citizens in the assignment of certain rights of the South Carolina Agency under the Economic Development Loan Agreement, including a covenant to record all financing statements, notices, or other instruments required by applicable law.

In addition, under the Economic Development Loan Agreement, G&L Industries has covenanted to pay the purchase price of the Economic Development Bonds by delivery of the Economic Development Loan Agreement Credit Facility simultaneously with the original delivery of the Economic Development Bonds for the benefit of the holders of those bonds. Additionally, G&L Industries authorized First-Citizens to draw sums under the Economic Development Loan Agreement Credit Facility pursuant to the terms of the Economic Development Bonds Indenture.

In connection with the forgoing, G&L Industries entered into an irrevocable letter of credit issued by Wachovia Bank of North Carolina National Association (“Wachovia”), dated May 17, 1994 in the original amount of $7.83 million (the “Economic Development Bonds Letter of Credit”), which amount was periodically reduced under the terms of the relevant documents. As of the Petition Date, the amount of the Economic Development Bonds Letter of Credit was approximately $5.55 million.

As a result of the Filings, G&L Industries is currently in default under the Economic Development Loan Agreement. The payment of interest accruing under the Economic Development Bonds after February 19, 2002 is stayed in connection with the Filings. As of the Petition Date, the amount of G&L Industries’ outstanding obligations thereunder is approximately $4.5 million.

In a letter dated February 22, 2002 (the “February 22nd Letter”), First-Citizens informed Wachovia that G&L Industries’ filing for Chapter 11 bankruptcy protection qualified as an “Event of Default” under the Economic Development Bonds Indenture. The February 22nd Letter further stated that pursuant to the Economic Development Bonds Indenture, in case of an Event of Default, First-Citizens had the right to accelerate payments of the Economic Development Loan Agreement Credit Facility, subject to Wachovia’s written consent. The February 22nd Letter additionally stated that First-Citizens would be drawing upon the Economic Development Bonds Letter of Credit if Wachovia desired First-Citizens to accelerate payment of the principal under the Economic Development Loan Agreement. Subsequently, in a letter dated April 25, 2002 (the “April 25th Letter”), First-Citizens informed G&L Industries that it would be drawing upon the Economic Development Bonds Letter of Credit in order to make a scheduled interest payment in the amount of $18,422.88. The April 25th Letter further informed G&L Industries that First-Citizens would also be drawing upon the Economic Development Letter of Credit in order to make a scheduled principal payment of $300,000. Since the Petition Date, First-Citizens has drawn $711,174 representing $600,000 of scheduled principal payments plus $111,174 of interest. As of November 1, 2003, the balance of the Economic Development Bonds Letter of Credit was approximately $4,835,000.

5.	The G&L Inc. Common Stock and the G&L Preferred Stock

The authorized capital stock of G&L Inc. consists of (i) 25,000,000 shares of common stock, par value $.01 per share (the “G&L Inc. Common Stock”), of which 11,996,965 shares were outstanding as of the date hereof, (ii) 5,000,000 shares of nonvoting common stock, par value $.01 per share, none of which is issued or outstanding as of the date hereof, and (iii) 5,000,000 shares of preferred stock, par value $.01 per share, none of which is issued or outstanding as of the date hereof (the “G&L Inc. Preferred Stock”). In addition, G&L maintained certain stock option plans, which plans were periodically revised.

The G&L Inc. Common Stock was traded on the New York Stock Exchange (the “NYSE”) under the symbol “GNL” until the NYSE suspended trading thereof on January 7, 2002, because the G&L Inc. Common Stock had fallen below NYSE’s continued listing standards. After the NYSE suspended trading of the G&L Inc. Common Stock, it began trading on the over-the-counter (“OTC”) electronic bulletin board under the symbol “GYLD.”

As of September 27, 2003, the Debtors had approximately 2500 stockholders of record. The following table provides certain information, as of September 27, 2003, regarding the ownership of G&L Inc. Common Stock by (i) each person who was known to the management of G&L Inc. to have been the beneficial owner of more than 5% of the outstanding shares of the G&L Inc. Common Stock, (ii) each director and nominee for director of G&L Inc., (iii) certain executive officers, and (iv) all directors and executive officers of G&L Inc. as a group. No dividend or other distribution with respect to the G&L Inc. Common Stock has ever been paid by G&L Inc. G&L Inc. is currently unable to pay any dividends as a result of the Filings.

Name and Address of Beneficial Owner	Position with G&L Inc.	Amount and Nature of Beneficial Ownership	% of Class
Citicorp Venture Capital, Ltd. 399 Park Avenue New York, New York 10043	None	5,616,102 (1)	46.8%

Arthur C. Wiener 980 Avenue of the Americas New York, New York 10018	Chairman of the Board, President and Chief Executive Officer	666,100 (2)	5.5%

Stephen C. Sherrill	Director	160,225 (6)	1.3%

Paul G. Gillease	Director	47,070 (3)	*

Howard S. Jacobs	Director	36,877 (4)	*

William M. R. Mapel	Director	40,277 (5)	*

Jose de Jesus Valdez	Director	10,242 (7)	*

John J. Heldrich	Executive Vice President, and Chief Executive Officer and President — Swift Denim Group	26,700	*

Robert McCormack	Executive Vice President and President — Woven Division, Apparel Marketing Group	-0-	*

Charles A. Blalock	Executive Vice President of Manufacturing	2,025 (8)	*

Leonard F. Ferro	Vice President, Chief Accounting Officer, Treasurer and Secretary	1,600	*

All directors and executive officers as a group (10 persons)	N/A	985,116 (9)	8.1%

*	Less than one percent (1%).
(1)	Based upon information contained in a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on October 12, 1999 by Citicorp Venture Capital, Ltd. (“CVC”).
(2)	Includes (i) 8,000 shares held by the Wiener Foundation, a not-for-profit corporation controlled by Mr. Wiener and his immediate family members and (ii) 66,700 shares subject to currently exercisable stock options.
(3)	Includes (i) 6,000 shares subject to currently exercisable stock options and (ii) 39,713 shares issued under and subject to the restricted stock plan.
(4)	Includes (i) 6,000 shares subject to currently exercisable stock options and (ii) 21,877 shares issued under and subject to the restricted stock plan.
(5)	Includes (i) 6,000 shares subject to currently exercisable stock options and (ii) 21,877 shares issued under and subject to the restricted stock plan.
(6)	Includes (i) 11,000 shares subject to currently exercisable stock options and (ii) 39,713 shares issued under and subject to the restricted stock plan.
(7)	Includes 10,242 shares issued under and subject to the restricted stock plan.
(8)	Includes 2,025 shares held by Mr. Blalock’s wife.
(9)	Includes (i) 95,700 shares subject to currently exercisable stock options and (ii) 133,422 shares issued under and subject to the restricted stock plan.

6.	Italian Loan Agreement.

As of September 27, 2003, G&L Inc.’s indirectly wholly-owned Italian subsidiary, Klopman International S.r.l., had net borrowings of approximately $8.1 million outstanding under various unsecured bank line-of-credit agreements. The average interest rate on these borrowings was 3.0% per annum for fiscal 2003.

In addition, Klopman International S.r.l., has an Italian government term loan of approximately $1.6 million. The term loan requires principal and interest payments through March 2011. As of September 27, 2003, the interest rate on such term loan is 4.11% per annum.

During the March 2002 quarter, Klopman used existing cash balances and borrowings under its credit agreements to complete a capital reduction of $20.2 million with its European parent holding company, Dominion Textile (which is a wholly-owned subsidiary of the Debtors). In April 2002, $19.5 million was transferred from Dominion Textile, the Debtors’ European holding company, to the Debtors. The Debtors then utilized the cash to repay (1) the $7.4 million outstanding balance under their DIP Facility, (2) $5 million of the revolving line of credit borrowings under the Senior Credit Facility, (3) $4.2 million of the Term Loan B borrowings, and (4) $2.9 million of the Term Loan C borrowings.

The Debtor Subsidiaries are neither obligors nor guarantors with respect to these borrowings. As noted above, and as described in Section VI.F below, on November 19, 2003, the Bankruptcy Court entered an order approving the Klopman Sale, including the sale of the stock of Klopman International S.r.l. The Debtors and the purchaser of the Klopman Assets are working to consummate the Klopman Sale in a timely manner.

7.	Canadian Loan Agreement.

In February 2001, G&L Inc.’s wholly-owned Canadian subsidiary, Drummondville Services Inc. (“Drummondville”), entered into a Loan Agreement (the “Canadian Loan Agreement”) with Congress Financial Corporation (Canada), as lender. The Canadian Loan Agreement provides for (i) a revolving line of credit under which Drummondville may borrow up to an amount equal to the lesser of U.S. $16 million or a borrowing base (comprised of eligible accounts receivable and eligible inventory of Drummondville, as defined in the Canadian Loan Agreement) and (ii) a term loan in the principal amount of U.S. $9 million. The Debtors are neither obligors nor guarantors under the Canadian Loan Agreement.

Under the Canadian Loan Agreement, the revolving line of credit expires in February 2004, and the principal amount of the term loan is repayable in equal monthly installments of $150,000, with the unpaid balance repayable in February 2004, subject to Drummondville’s right to extend in one year increments under certain terms and conditions.

Drummondville’s obligations under the Canadian Loan Agreement are secured by all of the assets of Drummondville. As of November 1, 2003, G&L Inc.’s Canadian operations had a total of $5.2 million of revolving credit borrowing availability under the Canadian Loan Agreement.

D.	Description of Business.

1.	General.

Together, the Debtors and the Foreign Subsidiaries are leading global manufacturers of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. They also market dyed and printed fabrics for use in home fashions.

The Debtors believe that they and the Foreign Subsidiaries are the market leader in producing innovative woven sportswear fabrics as a result of their expertise in sophisticated and diversified finishing. Fabrics are designed in close partnership with customers to capture a large share of the middle and high end of the bottomweight woven market. They sell their woven sportswear products to a diversified customer base.

The Debtors believe that they and the Foreign Subsidiaries are the one of the world’s largest producers of value-added denim, which position they achieved through development of differentiated denim products. The Debtors believe that, domestically, most of their fabric offerings are in the mid to upper range of the differentiated market segment.

(a)	Business Strategies.

The Debtors have developed operating strategies for their business units to insure their long term competitive viability that are consistent with the recapitalization contemplated by the Plan. The principal elements of these strategies include: (i) cash generation in fiscal year 2004 primarily through inventory reductions; (ii) improved operating efficiency through rationalization of the Debtors’ U.S. and Canadian denim manufacturing capacity; (iii) increased production in the Debtors’ low-cost Mexican denim joint venture; and (iv) the harnessing of low cost manufacturing capacity for both the khaki and denim businesses through additional joint ventures in low labor cost countries. The financial impact of the first three elements of this strategy are reflected in the Business Plan and Projections included as Exhibit C hereto. The potential investment requirements and financial results of further foreign joint ventures are not reflected in Exhibit C, as they have not yet been specifically identified or negotiated. The Debtors believe that they will be able to make sufficient contributions of equipment, know-how, and marketing capacity, as well as have adequate liquidity under their Exit Credit Facility, to fund joint ventures or significant scale, in conjunction with their other strategic initiatives, to materially enhance the Debtors future operating results and competitive position.

(b)	Operations.

The Debtors perform domestic production and sales functions and operate primarily through two operating companies: Swift Textiles and G&L Industries. Swift Textiles is primarily responsible for the Debtors’ production and sale of denim, and, under the trade name “Swift Denim,” is one of the largest producers of denim in the world. G&L Industries is primarily responsible for the Debtors’ production and sale of cotton casuals, including corduroys and khakis, and is, the Debtors believe, the largest domestic producer by capacity of cotton and cotton blended fabrics and the largest domestic supplier of corduroy.

G&L Properties owns all of the intellectual property of G&L Industries, and Swift Denim Properties owns all of the intellectual property of Swift Textiles. G&L Services was primarily involved in the Debtors’ garment operations and still has certain assets and liabilities on its books. Both G&L Services and Swift Denim Services are currently dormant and will be dissolved pursuant to the Plan.

The respective operations of the Debtors and the Foreign Subsidiaries’ are classified into three business segments: Galey & Lord Apparel (“G&L Apparel”), Swift Denim (“Swift Denim”), and Klopman.7 G&L Apparel and Swift Denim are principally organized around

[7]	As described further in Section VI.F hereof, on November 19, 2003, the Bankruptcy Court approved the sale of the Klopman Assets, and the Debtors and the purchaser of the Klopman Assets are working to consummate the Klopman Sale in a timely manner.

differences in products; however, Klopman exists primarily due to geographic location. The business segments are managed separately and distribute products through different marketing channels. G&L Apparel manufactures and sells woven cotton and cotton blended apparel fabrics. Swift Denim manufactures and markets a wide variety of denim products for apparel and non-apparel uses. Klopman manufactures and markets principally workwear and careerwear fabrics as well as woven sportswear apparel fabrics primarily for consumption in Europe.

Home Fashion Fabrics (“Home Fashion”) sells dyed and printed fabrics to the home furnishing trade for use in bedspreads, comforters, curtains, and accessories as well as greige fabrics (undyed and unfinished), which it sends to independent contractors for dyeing and finishing. Through fiscal 2002, the Debtors and their Foreign Subsidiaries reported Home Fashion as a separate business segment. During fiscal 2002, the Debtors and their Foreign Subsidiaries realigned their Home Fashion management under the control of the G&L Apparel business unit. Accordingly, beginning in fiscal 2003, Home Fashion’s operating results have not been presented as a separate operating segment.

(c)	Summary of Selected Financial Data

Unaudited

(Amounts in thousands, except per share data)

	FISCAL YEAR
	2003	2002	2001	2000	1999
Statements of Operations Data:
Net sales	$436,817	$546,050	$714,584	$828,837	$812,278
Cost of sales	430,879	507,425	662,841	747,197	755,346
Gross profit	5,938	38,625	51,743	81,640	56,932
Selling, general and administrative expenses	18,443	23,795	25,963	24,281	24,261
Amortization of intangible assets	—	3,285	4,557	4,768	4,826
Impairment of goodwill	5,500	—	30,445	—	—
Impairment of fixed assets	209	1,823	20,280	49,251	—
Plant closing costs	(385)	(1,433)	12,134	13,566	—
Net (gain) loss on benefit plan curtailment	—	(3,375)	(2,294)	—	—
Operating income (loss)	(17,829)	14,530	(39,342)	(10,226)	27,845
Interest expense	19,790	33,031	57,873	63,316	58,371
Income from associated companies	(6,981)	(6,589)	(8,721)	(6,258)	(4,240)
Loss before reorganization items and income taxes	(30,638)	(11,912)	(88,494)	(67,284)	(26,286)
Reorganization items	10,348	18,465	—	—	—
Net loss from continuing operations before income taxes	(40,986)	(30,377)	(88,494)	(67,284)	(26,286)
Income tax expense (benefit)	1,060	577	(16,089)	(28,539)	(11,706)
Net loss before Discontinued Operations and Cumulative Effect of an Accounting Change	(42,046)	(30,954)	(72,405)	(38,745)	(14,580)
Income (loss) from operations of discontinued Klopman segment, net of applicable income taxes	(46,645)	1,590	2,259	457	3,544
Net Loss before Cumulative Effect of an Accounting Change	(88,691)	(29,364)	(70,146)	(38,288)	(11,036)
Cumulative Effect of an Accounting Change, net of applicable income taxes	87,408	—	—	—	—
Net loss	$(176,099)	$(29,364)	$(70,146)	$(38,288)	$(11,036)
Weighted average number of shares outstanding	11,997	11,997	11,985	11,942	11,881
Net loss per common share – diluted:
Net loss before Discontinued Operations and Cumulative Effect of an Accounting Change	$(3.50)	$(2.58)	$(6.04)	$(3.25)	$(1.23)
Income (loss) from operations of discontinued Klopman segment, net of applicable income taxes	(3.89)	.13	.19	.04	.30
Cumulative Effect of an Accounting Change	(7.29)	—	—	—	—
Net loss – diluted	$(14.68)	$(2.45)	$(5.85)	$(3.21)	$(.93)
Balance Sheet Data:
Total assets	$566,276	$734,057	$764,715	$896,104	$978,716
Total debt	612,475	616,848	635,962	650,132	648,398
Stockholders’ equity (deficit)	(212,306)	(47,856)	(12,984)	55,589	108,737

(d)	Select Financial Information.

As of November 1, 2003, the Debtors had approximately $8.9 million of cash on hand.

Interest expense for the Debtors and their Foreign Subsidiaries was approximately $19.8 million in fiscal 2003, as compared to approximately $33.0 million in fiscal 2002. The decrease in interest expense was primarily due to the discontinuation of the 9 1/8% Senior Subordinated Notes interest accrual as of the Petition Date and the lower prime and LIBOR base rates during fiscal 2003.

(e)	Tax Matters.

Deferred income taxes account for temporary differences between the carrying amounts and the tax bases of assets and liabilities. As of September 27, 2003, the Debtors and their Foreign Subsidiaries had approximately $105.8 million of deferred income tax assets and approximately $109.6 million of deferred income tax liabilities, which have been netted for financial statement presentation purposes.

During fiscal 2003, the Debtors incurred net operating losses for U.S. federal and state income tax purposes of approximately $13.8 million, which will be carried forward for U.S. federal income tax purposes to offset future taxable income. As of September 27, 2003, the Debtors had outstanding net operating loss carryforwards (“NOLs”) for U.S. federal and state tax purposes of approximately $168.3 million, which will be carried forward for U.S. federal income tax purposes to offset future taxable income and will expire in 2018-2023 if unused and approximately $181 million of state net operating losses, which will expire in 2004-2023 if unused.

Deferred income taxes include the tax impact of U.S. domestic net operating loss carryforwards. Realization of these assets is contingent on future taxable earnings in the U.S. federal and state tax jurisdictions. In accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” a valuation allowance has been established since it is more likely than not that some portion of the deferred tax assets may not be recognized. As of September 27, 2003, the valuation allowance was approximately $61.5 million.

2.	The G&L Business Segments.

(a)	G&L Apparel.

G&L Apparel manufactures and sells woven cotton and cotton blended apparel and uniform and corduroy fabrics. From January 1997 to September 2001, G&L Apparel also sold garment packages to its customers.

The Debtors believe that G&L Apparel is the largest domestic producer by capacity of cotton and cotton blended fabrics used in apparel. These fabrics are primarily used for the production of men’s and women’s pants and shorts. Because of its capital investment in sophisticated dyeing and finishing equipment, G&L Apparel is able to weave a limited number of substrates and to finish each of them into a variety of aesthetics. This enables G&L Apparel to work with its customers to provide new and unique products for the marketplace.

G&L Apparel is a vertically integrated manufacturer of woven cotton and cotton blended apparel fabrics with plants involved in spinning, weaving, dyeing, and finishing. It supplements its spinning production with purchased yarn. The spun yarn is woven into greige fabric using high-speed air-jet looms. G&L Apparel dyes and finishes all of its woven cotton casual and uniform fabrics at its Society Hill, South Carolina manufacturing facility. G&L Apparel has significant assets devoted to creating value-added fabrics, including an extensive range of suede-finished fabrics. The finishing process used by G&L Apparel depends upon the type and style of fabrics being produced in accordance with customer specifications. Fabrics are woven by G&L Apparel based on projected sales but are dyed and finished according to customer needs. In order to operate its dyeing and finishing facility at optimum capacity, G&L Apparel has historically purchased a portion of its greige fabric requirements from outside sources as needed. During periods of lower demand for dyed and finished fabrics, G&L Apparel reduces its purchases of greige fabrics from outside sources and uses its internal capacity to supply market demands. In fiscal 2001, G&L Apparel consolidated certain of its greige fabrics operations, which included the closure of its Asheboro, North Carolina weaving facility and Caroleen, North Carolina spinning facility.

G&L Apparel maintains rigorous quality control throughout each production process. Testing and inspection occur at various stages in the spinning, weaving, dyeing, and finishing processes. G&L Apparel plants use computers to monitor and control manufacturing processes and the flow of products.

G&L Apparel’s cotton and cotton blended fabrics are sold principally to manufacturers of men’s and women’s wear. Fabrics produced for these markets are predominantly 100% cotton. G&L Apparel’s customers include brand name and private label manufacturers and chain stores. They include Levi’s, Haggar, Savane and Tropical Sportswear Int’l Corporation, VF Services, Polo Ralph Lauren, GAP, Inc., Liz Claiborne, American Trouser, Inc., and Oxford Industries. In addition, G&L Apparel sells to suppliers of mail order catalogs.

G&L Apparel’s uniform fabrics are distributed to the government, the industrial laundry market, the hospitality market, and the healthcare market thereof. Durability of fabric, compliance with strict specifications for use, continuity of color, and customer service are the factors most important to G&L Apparel’s customers. Domestic customers for uniform fabrics include Riverside Manufacturing Co., Garment Corporation of America, Uniform Group, Inc., Landau Uniforms Corp., and Kellwood Company.

G&L Apparel is the only vertically integrated manufacturer of corduroy in the U.S. and is the largest domestic manufacturer. G&L Apparel’s weaving, dyeing, and finishing equipment and processes used to produce woven cotton, cotton-blended, and uniform fabrics may also be used to produce corduroy. The ability to produce both corduroy and non-corduroy fabric using substantially the same equipment and processes allows G&L Apparel to schedule its production both economically and efficiently to meet changes in demand which varies seasonally (corduroy for the fall/winter selling season and cotton casual for the spring/summer selling season) and to maintain consistent levels of production throughout the entire year.

G&L Apparel manufactures corduroy fabrics in a variety of wales and weights. In addition to the traditional corduroy fabrics, G&L Apparel uses its finishing expertise to differentiate its products and produce new corduroy fabrics, including corduroy that stretches. Major corduroy customers are Levi’s, Haggar, GAP, Inc., Savane, and Tropical Sportswear Int’l Corporation. G&L Apparel also sells to suppliers of mail order catalogs.

In June 1996, G&L Apparel acquired garment manufacturing facilities located in Piedras Negras, Mexico and, later, opened an additional garment manufacturing facility in Monclova, Mexico. This allowed G&L Apparel to offer its customers a finished package of fabric and garments from one source. Due to pricing pressures associated with a worldwide overcapacity of garment production, a strong U.S. dollar relative to Asian currencies, and the impact of the Caribbean Basin Initiative, G&L Apparel closed all of its garment manufacturing facilities in fiscal 2001.

As noted in Section V.D.1.a. above, during fiscal 2002, the Debtors realigned Home Fashion’s management under the control of the G&L Apparel business segment.

Home Fashion sells dyed and printed fabrics to the home furnishing market for use in bedspreads, comforters, curtains, accessories and certain upholstery applications. Prior to September 2001, Home Fashion operated its own yarn and greige manufacturing facilities to produce greige fabric (undyed and unfinished) that was dyed and printed for its customers. Greige fabric was also sold to independent contractors for dyeing and finishing. However, in fiscal 2001, the yarn and greige manufacturing plants were closed, and the Debtors now purchase the greige fabric they require to meet sales demand. Home Fashion uses various suppliers to dye and print fabrics according to customers’ specifications. Home Fashion’s major customers include Regency Home Fashions Inc. and V.K.O. Incorporated.

(b)	Swift Denim.

The Debtors and the Foreign Subsidiaries are among the world’s largest producers of denim, operating under the tradename Swift Denim. Swift Denim manufactures and markets a wide variety of denim products for apparel and non-apparel uses, such as home furnishings. These products are manufactured in a full range of colors, weights, and finishes. In manufacturing denim, yarn is spun in its natural state and then dyed prior to being woven into fabric. The woven fabric is then finished in a variety of ways.

Swift Denim, recognized in the industry for product innovation, concentrates on product development on high value-added products that are developed primarily for the mid and upper ranges of distribution as determined by retail selling prices. The Debtors believe that Swift Denim is the world’s largest producer of value-added denim. Swift Denim has established leadership in developing differentiated denim products such as black denim, ring spun denim, and character yarn products such as rough spun denim and rebel ring products. Swift Denim believes that, domestically, most of its fabric offerings are in the mid to upper range of the differentiated market segment.

Through its joint venture, Swift Denim-Hidalgo, Swift Denim is producing basic denim fabric in Mexico. The Debtors believe that the lower cost of production in Mexico will enable Swift Denim to maintain its market share in all price points of denim fabric.

Swift Denim enjoys a wide distribution, and its major customers include Levi’s, Polo Jeans Co., Tommy Hilfiger Corporation, GAP, Inc., Old Navy, Nautica, Guess, Inc., Abercrombie and Fitch, American Eagle Outfitters, Eddie Bauer, H.D. Lee Co. Inc., and Wrangler. It also is a supplier to private label programs through major apparel contractors including Aalfs Manufacturing Inc., PL Industries, Kentucky Apparel, and Border Apparel, and sells to mail order suppliers including Land’s End, Inc., L.L. Bean Inc., J. Crew Group Inc., and Eddie Bauer, Inc. Swift Denim’s international customers include global brands such as Levi’s, Guess?, Eddie Bauer, and V.F. and large Canadian customers such as Wester Glove and Jack Spratt.

(c)	The Klopman International Group.

Klopman is a leading supplier of polyester and cotton blended fabrics in Europe. Klopman is Europe’s only manufacturer dedicated solely to the production of fabrics for workwear, protectivewear, and casual apparel. Klopman produces two high performance workwear fabrics, Superbandmaster 2000 and Indestructible 2000. These fabrics significantly extend the wear life of the garment while maintaining comfort and appearance. The workwear and careerwear fabrics are distributed primarily to the industrial laundry, hospitality, and healthcare markets. Klopman has continued to expand its production and marketing of apparel and protectivewear fabrics.

Klopman operates a spinning, weaving, dyeing, and finishing plant in Frosinone, Italy and a spinning and weaving facility in Tunisia. Klopman’s European operations have executed a strategy to purchase greige fabric worldwide in order to achieve more competitive costs.

Klopman’s customers include the Kansas Group, Alexandra Workwear plc., Apparelmaster, CCM Limited, Alsico NV, Mulliez Freres, Amuco International SpA, Van Moer, Dickies, Haniel/Eurodress, Levi’s, Carhartt, and G-Star.

As noted above, and as described in Section VI.F below, on November 19, 2003, the Bankruptcy Court approved the sale of the Klopman Assets, and the Debtors and the purchaser of the Klopman Assets are working to consummate the Klopman Sale in a timely manner.

3.	Sales and Marketing.

The Debtors’ personnel work continually with customers to develop product lines well in advance of actual shipment. Sales personnel often present fabrics to customers in the form of commercially made sample garments rather than the traditional method of just showing fabrics. The Debtors believe this enables customers to bring products to market quicker and more efficiently.

The Debtors and the Foreign Subsidiaries have separate sales and marketing groups for each of G&L Apparel, Swift Denim, Klopman, and Swift Europe (which markets denim in Europe). The Debtors’ and the Foreign Subsidiaries’ sales and marketing personnel focus on merchandising and marketing products that are best suited or tailored for the customer’s market needs.

The Debtors have a single customer, Levi Strauss & Co., Inc., which accounted for approximately 13% of consolidated net sales for fiscal 2003 and approximately 16% of consolidated net sales for fiscal 2002. These divisions of Levi Strauss & Co., Inc. purchase fabrics from the Debtors independently of each other, and the loss of business from any one division would not necessarily affect the Debtors’ orders from other divisions. G&L Apparel’s net sales to Levi Strauss & Co. were approximately $42 million and approximately $58 million for fiscal 2003 and 2002, respectively. Swift Denim’s net sales to Levi Strauss & Co. were approximately $15 million and approximately $27 million for fiscal 2003 and 2002, respectively.

As of September 27, 2003, the Debtors and the Foreign Subsidiaries collectively had approximately 2,200 customer accounts. Purchasing decisions by the Debtors’ customers are influenced by a number of factors, including quality, price, manufacturing flexibility, delivery time, customer service, product styling, and differentiation.

4.	Raw Materials and Services.

The Debtors’ principal raw materials are cotton and polyester. Cotton is available from a large number of suppliers. The Debtors traditionally enter into contracts for cotton several months in advance of expected delivery to ensure availability. The prices associated with these contracts may be either fixed at the time the contract is signed or at a later date.

In order to make the price of domestic cotton competitive with prices quoted in the world market, the U.S. Department of Agriculture had adopted a program under which rebates were paid to users of domestically produced cotton according to a formula based on relative world and domestic cotton prices when domestic prices exceed world prices, based upon a formula. The domestic price for cotton did not begin to exceed the world price for cotton until July 1997. From July 1997 until the initial program’s funding was exhausted in December 1998, the criteria for receiving rebates was met, and the Debtors received the related rebates. In October 1999, the U.S. Congress approved funding to establish the rebate program effective as of October 1, 1999. The Debtors are currently receiving rebates under the criteria established in the program. The Debtors believe that any future discontinuation of the program could adversely impact their financial position.

The price of polyester is determined by supply and demand and other uses of the petroleum used to produce polyester. While the Debtors currently purchase polyester from two principal suppliers, polyester is readily available from other suppliers. The Debtors have not experienced any difficulty in obtaining sufficient quantities of polyester, and although no assurances can be made, do not anticipate any difficulty in meeting their needs in the future.

The Debtors purchase spun yarn and greige fabric to supplement their own production. These products are available from a number of suppliers. In fiscal 2000, the Debtors entered into a long-term strategic partnership with Parkdale Mills, Inc. to purchase yarn. Parkdale Mills, Inc. is a highly modernized, state of the art yarn spinner that has the capability to supply the Debtors with high quality, cost competitive, ring, and open end yarns.

The Debtors purchase their dyes and chemicals from several suppliers. Dyes and chemicals are available from a large number of suppliers, and the Debtors have not experienced any difficulty in obtaining sufficient quantities.

In their Home Fashions business, the Debtors employ the services of several outside processors to dye or print greige fabric in accordance with customer specifications. The Debtors have established strong relationships with the outside processors and have not experienced any difficulty in meeting customer delivery dates. These services are also available from other providers.

Competition among U.S. and foreign suppliers is affected by changing relative labor and raw material costs, lead times, political instability, and infrastructure deficiencies of newly industrializing countries, ecological concerns, human resource laws, fluctuating currency exchange rates, individual government policies, and international agreements regarding textile and apparel trade.

5.	Seasonality.

The Debtors’ business is not highly seasonal. G&L Apparel’s product mix varies seasonally (with demand for corduroy fabric primarily in the fall/winter selling season and sportswear in the spring/summer selling season). G&L Apparel’s weaving, dyeing, and finishing equipment and processes are configured to produce both corduroy and other woven fabrics, allowing G&L Apparel to adapt to seasonal demand and to maintain consistent levels of production throughout the entire year. Swift Denim’s sales, consistent with the denim industry, are historically lower in the December quarter; however, to meet June and September customer demand, production is generally unaffected. Klopman’s sales are historically lower in the September quarter due to the European vacation period in August. Home Fashion experiences a very minimal fluctuation in the demand for the products it sells.

6.	Competition.

The United States textile industry has been and continues to be negatively impacted by existing worldwide trade practices. The establishment of the World Trade Organization in 1995 has resulted in the phase out of quotas on textiles and apparel through 2005. This phase out will gradually allow more low-cost imports to enter the U.S.

U.S. government policy on an overall basis has not been favorable to the U.S. textile industry. The Debtors believe that the increasing flow of imports into the United States is partly due to the U.S. government’s monetary policy as well as certain countries that fix their currency to the U.S. dollar. These policies allow foreign manufacturers to sell in the U.S. while a significant portion of their production costs are denominated in devalued or artificially valued local currencies. Further, the Debtors believe that as a result of the tragic events of September 11, 2001, the U.S. government has and may continue to grant trade concessions to textile producing nations providing assistance in its war on terrorism. These trade concessions would further harm the U.S. textile industry.

Certain U.S. government trade programs, as outlined below, do provide some benefit to the U.S. textile industry:

•	The Debtors’ customers receive favorable duty and, in certain instances, quota treatment by taking advantage of the U.S. “807” and “807A” tariff programs, as well as the North American Free Trade Agreement (“NAFTA”). Under tariff program “807,” garment textile components cut in the U.S. and assembled offshore can be brought back into the U.S. subject to existing quotas, with duty only imposed on the value added offshore.

•	Under the Caribbean Basin Initiatives, the U.S. Congress has established several incentives that allow garments manufactured in the Caribbean to be imported into the U.S. with favorable quota and duty treatment as long as the fabric is made in the U.S. beginning with U.S. yarn. While the Debtors to date have not experienced any increased fabric sales related to Caribbean Basin Initiatives, they do expect that the initiatives will positively impact their future sales.

•	The Debtors believe that they have benefited, and will continue to benefit, from the 1994 implementation of NAFTA, which phased out duties and quotas on certain textiles and apparel shipped between Mexico, the U.S., and Canada. NAFTA’s yarn forward rule of origin assures that only those textiles produced in NAFTA countries benefit from the phasing out of duties and quotas.

Set forth below is a general description of the competitors specific to each segment of the Debtors and their Foreign Subsidiaries:

(a)	G&L Apparel.

There are several major competitors in the finished cotton casual apparel fabrics business, none of which dominates the market. G&L Apparel’s major competitors include Delta Woodside Industries, Inc., Graniteville Company, a division of Avondale Mills, Inc., and Milliken & Company. G&L Apparel’s technical expertise in finishing enables it to provide a number of value-added fabrics to differentiate itself from its competitors, including an extensive range of suede finished fabrics. G&L Apparel is the only vertically integrated domestic producer of corduroy fabrics. Competition in G&L Apparel’s corduroy business is mostly from imported garments.

G&L Apparel’s major domestic competitors in the workwear and careerwear business are Graniteville Company, Riegel Textile Corp., a division of Mount Vernon Mills, Inc., Milliken & Company, and Springs Industries, Inc.

The Debtors’ Home Fashion division competes with a number of printers and dyers offering similar services, including Dan River, Santee Print Works Inc., and Slater Screen Print Works.

(b)	Swift Denim.

The supply of U.S. denim is highly concentrated, with four denim manufacturers supplying approximately 75% of the market. Cone Mills Corporation, Avondale Mills, Inc., Riegel Textile Corp., a division of Mount Vernon Mills, Inc., and Burlington are Swift Denim’s major competitors.

The Debtors believe that Swift Europe is the leader in the value-added denim market in Europe, with a rich mix of differentiated products. Its principal competitors include Kaihara in Japan, Hellenic Fabrics S.A. in Greece, Orta Anadolu in Turkey, and Tavex Alogodoner, S.A. in Spain.

(c)	The Klopman International Group.

Klopman is the leading pan-European manufacturer and marketer of fabric for workwear and protectivewear. It competes with domestic suppliers in each country it serves. Its major competitors in its principal markets are Lauffenmuhle GmbH, Carrington Career and Workwear Fabrics, and Royal Ten-Cate NV. As noted above, and as described in Section VI.F below, on November 19, 2003, the Bankruptcy Court approved the sale of the Klopman Assets. The Debtors and the purchaser of the Klopman Assets are working to consummate the Klopman Sale in a timely manner.

7.	Employees.

As of September 27, 2003, the Debtors had approximately 3,265 U.S. employees. Of these U.S. employees, approximately 3,055 were employed in manufacturing and 210 in administration and sales. As of September 27, 2003, the Foreign Subsidiaries had approximately 760 employees in Canada and approximately 775 in operations elsewhere in the world, mainly in Europe. Following the reconfiguration of Drummondville (see Section V.D.8) and the Klopman Sale, the Foreign Subsidiaries will have approximately 215 employees.

8.	Properties.

The following table sets forth the general location, principal uses, and approximate size of the Debtors’ and Klopman’s8 principal properties, as well as whether such properties are leased or owned:

Facility Name	Location	Business Segment	Use	Approximate Area In Square Feet	Leased Or Owned

Flint	Gastonia, NC	G&L Apparel	Spinning	250,000	Owned

Flint Annex	Gastonia, NC	G&L Apparel	Twisting	42,000	Leased

Brighton(1)	Shannon, GA	G&L Apparel	Weaving	877,000	Owned

McDowell	Marion, NC	G&L Apparel	Weaving	301,000	Owned

Chamad Warehouse	Marion, NC	G&L Apparel	Storage	34,000	Leased

Society Hill	Society Hill, SC	G&L Apparel	Dyeing and finishing	527,000	Owned

Society Hill II	Society Hill, SC	G&L Apparel	Dyeing, finishing and warehousing	250,000	Owned

Caroleen(2)	Caroleen, NC	None	Leased to outside Party	375,000	Owned

Corporate Offices	Greensboro, NC	Corporate	Corporate	19,200	Leased

Executive Offices	New York, NY	Corporate	Executive and sales office	22,000	Leased

Blue Warehouse	Society Hill, SC	G&L Apparel	Greige and finished cloth storage	100,000	Owned

Red Warehouse	Marion, NC	G&L Apparel	Yarn storage	33,000	Owned

Elm Street Warehouse	Greensboro, NC	G&L Apparel	Cloth storage	108,000	Owned

Swift Executive Offices	Atlanta, GA	Swift Denim	Executive offices	14,000	Leased

Swift Operations Offices	Columbus, GA	Swift Denim	Operations and sales	27,000	Leased

6th Avenue Plant	Columbus, GA	Swift Denim	Spinning	963,000	Owned

Boland Plant	Columbus, GA	Swift Denim	Weaving, dyeing and finishing	480,000	Owned

Drummondville Plant	Drummondville, Quebec	Swift Denim	Spinning, weaving, dyeing and finishing	523,000	Owned

[8]	As described in Section VI.F hereof, on November 19, 2003, the Bankruptcy Court approved the sale of the Klopman Assets. Once consummated, the Klopman Sale would include those real properties described in this Section V.D.8 as being currently owned by Klopman International.

Facility Name	Location	Business Segment	Use	Approximate Area In Square Feet	Leased Or Owned

Bibb Warehouse	Columbus, GA	Swift Denim	Finished goods and cotton storage	328,900	Leased

Cusseta Road Warehouse	Columbus, GA	Swift Denim	Finished goods storage	77,000	Leased

Joy Road Warehouse	Columbus, GA	Swift Denim	Finished goods storage	40,000	Leased

Klopman Plant	Frosinone, Italy	Klopman International S.r.l.	Spinning, weaving, dyeing and finishing	861,000	Owned

Tunisia Plant	Monastir, Tunisia	Klopman International S.r.l.	Spinning and weaving	79,500	Leased

(1)	Operations at the yarn spinning facility at the Brighton Plant were discontinued.
(2)	The Debtors closed their Caroleen, North Carolina spinning facility in September 2001.

The Debtors believe that their facilities are suitable to service their current level of sales and have additional capacity to satisfy their foreseeable needs.

On December 11, 2003, the Debtors announced that they will discontinue the production of denim fabric at the Drummondville, Quebec facility in approximately four months time. This facility is owned by non-debtor Drummondville. Assuming the Drummondville workforce cooperates, the Drummondville facility will be comprised of approximately 215 employees after the reconfiguration and will continue to produce ring spun yarn.

9.	Trademarks and Patents.

The Debtors own, or have the right to use under license, various patents, trademarks, and service marks. The Debtors’ “Galey & Lord,” “Swift Denim,” and “Swift Textiles” trademarks are registered with many countries worldwide, including the U.S. Patent and Trademark Office. In addition, the “Klopman” trademarks, which are among the Klopman Assets at issue in the Klopman Sale (see Section VI.F below), are registered with many European countries. Other than the “Galey & Lord,” “Swift Denim,” “Swift Textiles,” and “Klopman” trademarks, the Debtors do not consider any of their patents, licensed technology, trademarks, or service marks to be material to the conduct of their business.

10.	Government Regulation.

The Debtors and the Foreign Subsidiaries are subject to various environmental laws and regulations in their operations governing the discharge, storage, handling, and disposal of a variety of substances in the North American and European countries in which they operate. In particular, such laws include (i) in the United States, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Resource Conservation Recovery Act (including amendments relating to underground tanks), and the Federal “Superfund” program and (ii) in Canada, the Canadian Environmental Protection Act, the Hazardous Products Act, the Hazardous Material

Information Review Act, the Fisheries Act, the Environmental Protection Act (Ontario), the Water Resources Act (Ontario), and the Environmental Quality Act (Quebec). In addition, the Debtors’ and the Foreign Subsidiaries’ respective operations are governed by laws and regulations relating to workplace safety and worker health in the North American and European countries in which they operate. In particular, in the United States, the Occupational, Safety and Health Act and regulations thereunder, among other things, establish cotton dust, formaldehyde, asbestos, and noise standards, and regulate the use of hazardous chemicals in the workplace. Additionally, in Canada, the Occupational Health and Safety Act (Ontario), the Act Respecting Occupational Health and Safety (Quebec), and their respective regulations establish standards for dust, noise, and substances including, among others, asbestos and formaldehyde, and regulate the use of hazardous chemicals in the workplace.

11.	Legal Proceedings.

The Debtors are pursuing and subject to ordinary litigation incident to the conduct of their business and the ownership of their properties. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is management’s opinion that the final resolution of these matters will not have a material adverse effect on Debtors’ financial position or results of operations. In addition, all of these matters are stayed by the operation of 11 U.S.C. § 362, unless otherwise provided by order of the Bankruptcy Court.

12.	Directors and Executive Officers of the Debtors.

The following table sets forth certain information with respect to persons who are executive officers or members of the respective Boards of Directors of G&L Inc., as of the date hereof.

Name and Office	Age	Experience
Arthur C. Wiener • Chairman of the Board, President, and Chief Executive Officer - G&L Inc. • Director - G&L Inc.	66	Mr. Wiener has been Chairman of the Board of G&L Inc. since February 1992 and President and Chief Executive Officer of G&L Inc. since February 1988. Mr. Wiener was Group Vice President of Burlington, a manufacturer of textile products, and President of Burlington’s Blended Division, G&L Inc.’s predecessor, from October 1984 to February 1988. From 1975 to October 1984, Mr. Wiener was President of the Apparel Fabrics Marketing Division of Dan River Inc., a textile manufacturer. Mr. Wiener was employed by the Menswear Division of Burlington in various capacities from 1966 to October 1975, including as President from 1973 to October 1975.

Paul G. Gillease • Assistant Secretary - G&L Inc. • Director - G&L Inc.	71	Mr. Gillease has been a director of G&L Inc. since November 1993. Mr. Gillease was employed by E.I. Du Pont de Nemours & Company Incorporated in various executive capacities from 1961 to his retirement in October 1993, including most recently as Vice President and General Manager responsible for textile fiber operations from October 1990 to October 1993. Mr. Gillease was formerly a director of Pillowtex, Inc., a home furnishings manufacturer; and Guilford Mills, Inc., a manufacturer of knitted textiles.

Howard S. Jacobs • Director - G&L Inc.	60	Mr. Jacobs has been a director of G&L Inc. since February 1989. Mr. Jacobs has been a member of the law firm of KMZ Rosenman (formerly known as Rosenman & Colin LLP), New York, New York, counsel to G&L, since March 1994. For more than five years prior to March 1994, Mr. Jacobs was a member of two other law firms located in New York City, each of which was former counsel to G&L.

William M.R. Mapel • Director-G&L Inc.	72	Mr. Mapel has been a director of G&L Inc. since February 1989. Mr. Mapel was employed by Citibank, N.A. in various executive capacities from 1969 to his retirement in October 1988, including most recently as a Senior Vice President and Chairman of the Policy Committee of the North American Finance Group from 1986 to September 1988. Mr. Mapel is a director of Brundage, Story & Rose Investment Trust, a registered investment company; and Churchill Capital Partners, a registered investment company.

Stephen C. Sherrill • Director - G&L Inc.	50	Mr. Sherrill has been a director of G&L Inc. since May 1993. Mr. Sherrill was formerly a director of G&L Inc. from February 1988 to February 1992. Mr. Sherrill has been a principal of Bruckman, Rosser, Sherrill & Co., Inc., a private equity investment firm, since February 1995. For more than five years prior to February 1995, Mr. Sherrill was a Managing Director or Vice President of CVC. Mr. Sherrill is currently a director of Doane Pet Care Enterprises, a manufacturer and distributor of pet food products; B&G Foods Inc., a manufacturer, marketer and distributor of food products; and Alliance Laundry Systems LLC, a manufacturer of commercial laundry equipment. Mr. Sherrill was formerly a director of Jitney Jungle Stores of America Inc., a regional chain of grocery stores; and MEDIQ, INC., a hospital equipment rental company.

Leonard F. Ferro • Vice President, Chief Accounting Officer, Treasurer, and Secretary - G&L Inc.	44	Mr. Ferro has been Chief Accounting Officer, Treasurer, and Secretary of G&L Inc. since January 2001 and Vice President of G&L Inc. since December 2000. He was Corporate Controller from September 1998 to January 2001. Mr. Ferro was employed by Collins & Aikman Corporation in various accounting and financial capacities from February 1994 to September 1998 most recently as Corporate Controller. Prior to February 1994, Mr. Ferro was employed with Ernst & Young.

Jose de Jesus Valdez • Director - G&L Inc.	50	Mr. Valdez has been a director of G&L Inc. since 2001. Mr. Valdez has been employed by Alpek, S.A. de C.V. (“Alpek”), a leading petrochemical company in Mexico which also produces fibers and primary materials for fibers, since 1987 and is currently serving as President of Alpek. Alpek is a wholly-owned subsidiary of Alfa S.A. de C.V., a supplier of raw materials in nylon and polyester, synthetic fibers, plastics and chemicals. From 1991 to 1993, Mr. Valdez served as President of the Asociacion Nacional de la Industria Quimica (ANIQ) (the Mexican equivalent to the Chemical Manufacturers Association in the United States). Mr. Valdez was also an active participant during the NAFTA negotiations, representing the interests of the chemical and textile industries in Mexico. Mr. Valdez received an MBA from Instituto Tecnologico y de Estudios Superiores de Monterrey in 1978 and a Master of Science degree in Industrial Engineering from Stanford University in 1977.

John J. Heldrich • Executive Vice President, and Chief Executive Officer and President - Swift Denim Group	51	Mr. Heldrich has been Executive Vice President of G&L Inc. since February 1998 and Chief Executive Officer and President of G&L Inc.’s Swift Denim Group since G&L Inc.’s acquisition of the divisions and subsidiaries comprising the Swift Denim Group on January 29, 1998. Prior to G&L Inc.’s acquisition of Swift Denim Group, Mr. Heldrich had been President of Swift Denim Group since August 1994. He was President of Swift Marketing Worldwide from July 1991 to August 1994. Mr. Heldrich was President of the Fashion Apparel Division of Milliken & Company Inc. in New York from 1987 through 1991. From 1974 to 1987, Mr. Heldrich held various marketing and manufacturing positions at Milliken & Company Inc. in New York, South Carolina, and the United Kingdom.

Robert McCormack • Executive Vice President and President - Woven Division, Apparel Marketing Group - G&L Inc.	54	Mr. McCormack has been Executive Vice President of G&L Inc. since May 1992 and President of the Apparel Marketing Group of G&L Inc.’s Woven Division since April 1994. Mr. McCormack was Executive Vice President of the Apparel Marketing Group of G&L Inc.’s Woven Division from February 1988 to April 1994. He was employed by Burlington as a merchandise manager from April 1986 to February 1988 and as a sales manager for finished goods from January 1985 to April 1986.

Charles A. Blalock • Executive Vice President of Manufacturing - G&L Inc.	56	Mr. Blalock has been Executive Vice President of Manufacturing of G&L Inc. since March 1990. He was Plant Manager of G&L Inc.’s dyeing and finishing plant located in Society Hill, South Carolina from February 1988 to March 1990. Mr. Blalock was employed by Burlington in various line and staff positions from September 1972 to February 1988, including most recently as Plant Manager of the dyeing and finishing plant located in Society Hill from February 1987 to February 1988.

Peter A. Briggs[9] • Chief Restructuring Officer - the Debtors	46	Mr. Briggs is a Managing Director with Alvarez & Marsal, Inc. (“A&M”), and has been the Chief Restructuring Officer of the Debtors since June 27, 2003. He has twenty-three years experience in corporate restructuring as an operating manager, creditor, and investor. Recent assignments with A&M include serving as Chief Restructuring Officer for Consumer Financial Services, Spiegel, Inc., and Eddie Bauer, Chief Operating Officer of National Century Financial Enterprises, Inc., a major healthcare finance company operating in Chapter 11, Project Leader of the Arthur Andersen LLP restructuring advisory assignment, and Chief Restructuring Advisor to Thomas Havey LLP. In sixteen years in corporate and investment banking with Citigroup, his past restructuring and leveraged finance clients represent a broad range of industries, with a focus on textile and apparel manufacturers. Mr. Briggs also has seven years of entrepreneurial management experience in both the US and Europe. He has served on corporate boards, creditors committees, and as a liquidating trustee. Mr. Briggs has a B.A. from Middlebury College and an M.B.A. from The Stern School at New York University.

[9]	Although not listed here, several other members of A&M have been employed as additional officers of the Debtors to serve in support of the CRO.

E.	Employment Agreements, Benefits, and Related Plans.

1.	Executive Employment Agreements.

Effective as of October 1, 2000, G&L Inc. entered into a three-year employment agreement with each of Messrs. Wiener, Heldrich, and McCormack and a two-year employment agreement with each of Messrs. Blalock and Ferro (each an “Executive Employment Agreement” and, collectively, the “Executive Employment Agreements”). The Executive Employment Agreements provide that Messrs. Wiener, Heldrich, McCormack, Blalock, and Ferro will be employed at an initial annual base salary of $700,000, $450,000, $400,000, $250,000, and $176,400, respectively, subject to review and increase at the discretion of the G&L Inc. Board of Directors. Each Executive Employment Agreement is automatically extended for an additional one-year period on each October 1 unless either G&L Inc. or the executive notifies the other no later than 30 days prior to each October 1 of its or his desire not to extend the term. All of the Executive Employment Agreements have been extended in this manner. Each Executive Employment Agreement also contains a confidentiality provision, a noncompetition provision which prohibits the executive from competing with G&L Inc. during the term of the agreement without first obtaining G&L Inc.’s consent, a nonsolicitation provision which prohibits the executive from soliciting any employees of G&L Inc., and a nondisparagement provision. Additionally, each Executive Employment Agreement contains certain severance provisions. Pursuant to an order of the Bankruptcy Court signed on July 23, 2002, the Debtors’ severance obligations under the Executive Employment Agreements have been superseded and replaced by new severance packages. See Section VI.E.6(c) below.

Furthermore, the Executive Employment Agreements provide that Messrs. Wiener, Heldrich, McCormack, Blalock, and Ferro are entitled to participate in the Debtors’ incentive bonus plan and stock option plans. In addition, each executive participates in the Debtors’ Supplemental Executive Retirement Plan (as defined in Section V.E.4(b) below), and the Debtors provide each executive with deferred compensation through an unfunded deferred compensation plan. See Section V.E.4(d) below.

The Debtors and the other parties to the Executive Employment Agreements are currently honoring all obligations thereunder. Under the Bankruptcy Code, all executory contracts, including the Executive Employment Agreements, are subject to assumption or rejection by the Debtors. The Debtors anticipate assuming the Executive Employment Agreements pursuant to the Plan or otherwise.

2.	Compensation of Directors.[10]

Each director of G&L Inc. who is not an employee of G&L Inc. receives an annual director’s fee in cash in the amount of $20,000 plus $5,000 for each in-person meeting attended by such director and $1,000 for each telephonic meeting attended by such director. In addition, each non-employee director receives $2,500 for each Board of Directors’ committee meeting attended (other than for a Board of Directors’ committee meeting held on the same date as a meeting of the Board of Directors).

3.	The Severance Plans.

Under the Debtors’ prepetition severance plan, the Debtors make payroll severance payments and vacation severance payments to eligible full-time salaried employees who are involuntarily terminated from employment with the Debtors. Specifically, the Debtors maintain two severance benefit programs: (1) a G&L Industries payroll and vacation severance benefit program (the “G&L Industries Severance Plan”) and (2) a Swift Textiles payroll severance benefit program (the “Severance Plan,” and together with the G&L Industries Severance Plan, the “Old Severance Plans”).

Under the G&L Industries Severance Plan, all regular full-time salaried employees who meet certain eligibility requirements are entitled to severance payments upon termination due to a reduction in force or unsatisfactory job performance (which is not willful). These payments are made according to the employee’s normal pay schedule and are subject to required legal withholding for social security and taxes. The amount of severance due to each employee is calculated according to a schedule attached to the G&L Industries Severance Plan and ranges from two weeks to twelve months of pay.

G&L Industries’ employees are also eligible for severance benefits based on unused vacation time. Permanent full-time employees with six months or more continuous service who are terminated voluntarily or involuntarily or who leave for six months or more are eligible for severance payments based on unused vacation time. The amount of the vacation severance payment is based on the length of service for each such employee, less any vacation taken during the relevant calendar year.

Under the Swift Severance Plan, regular full-time salaried employees who are involuntarily terminated due to a reduction in force or unsatisfactory job performance (which is not willful) are eligible to receive severance benefits. Severance payments are based on the employee’s age, length of continuous service at the time of termination, and the pre-termination salary, and are paid according to the employee’s regular pay schedule (but may be paid in a lump sum with written approval).

[10]	Information summarizing compensation paid by the Debtors in prior fiscal years, including bonuses, deferred compensation awarded, pension benefits received, and stock options granted is available in G&L Inc.’s Form 10-K dated December 20, 2002, and possibly later public filings, which can be obtained online at http://www.sec.gov.

Pursuant to the Debtors’ Motion for an Order Authorizing Payments Under the Pre-Petition Severance Program filed February 19, 2002, the Bankruptcy Court signed an order on March 19, 2002 (the “Severance Plan Order”), among other things, authorizing the Debtors to make all postpetition payments for amounts earned prepetition under the Old Severance Plans. In addition, under the Severance Plan Order, the Bankruptcy Court authorized a new severance plan for certain employees, including G&L Inc.’s Chairman of the Board, President, and Chief Executive Officer (the “CEO”) and its four other most highly compensated executive officers (together, the “Named Executive Officers”).

4.	Defined Benefit and Postretirement Plans.

Pursuant to the Debtors’ Motion to Authorize the Payment of Pre-Petition Wages and Salaries and the Payment and Honoring of Other Pre-Petition Employee Benefits filed on February 19, 2002, the Bankruptcy Court entered an order on March 26, 2002, among other things, authorizing the Debtors to continue the defined benefit and postretirement plans described below:

(a)	The Retirement Plan and the Swift Pension Plans.

The Retirement Plan for Employees of Galey & Lord, Inc. (the “Retirement Plan”) covers approximately 57% of the Debtors’ full-time domestic employees with a hire date previous to December 31, 2001 who have met the eligibility requirements.

Under the terms of the Retirement Plan (prior to its amendment effective April 1, 1992), employees contributed at the rate of 1.5% of the first $6,600 of compensation in a plan year and 3% of compensation in excess of $6,600, up to a compensation limit which was adjusted annually. The Debtors’ contributions, if any, were determined annually on an actuarial basis. An employee’s annual pension benefit payable at the normal retirement date (the first day of the month following the month in which the employee’s 65th birthday occurs) was equal to one-half of the employee’s total contribution while a member of the Retirement Plan and payable in equal monthly installments for the life of the employee.

Effective as of April 1, 1992, the Retirement Plan was amended to provide that employee contributions are neither required nor permitted. Effective as of January 1, 1999, the Retirement Plan and Swift Textiles’ defined benefit retirement plan merged, and the merged plan was amended to provide that a participant’s lump sum retirement benefit is equal to the participant’s average annual compensation for the highest five consecutive calendar years multiplied by the participant’s accumulated pension equity credits. Total pension equity credits are equal to the sum of (i) initial pension equity credits based on the actuarial present value of the benefit accrued as of December 31, 1998 under the plan prior to the amendment and (ii) pension equity credits earned for each year of service subsequent to January 1, 1999. At retirement, termination of employment, disability, or death, the participant can elect to receive benefits in a single lump sum or as an annuity (payable monthly). Effective as of December 31, 2001, the Retirement Plan was frozen, and no additional benefits have accrued or will accrue after that date.

Swift Textiles also maintains two pension plans, the Swift Textiles, Inc. Pension Plan and the Pension Plan for Hourly Employees of Swift Textiles, Inc., Erwin, N.C. (collectively, the “Swift Pension Plans,” and together with the Retirement Plan, the “Pension Plans”) which provide qualified union wage employees with retirement benefits based on a flat dollar amount for each year of service.

G&L Inc. is the contributing sponsor of the Pension Plans. The Pension Plans are tax-qualified defined benefit plans that are covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) 29 U.S.C. §§ 1301-1462. G&L Inc. is also the plan administrator. The other Debtors are members of G&L Inc.’s controlled group as that term is defined in 29 U.S.C. § 1301(a)(14) and are jointly and severally liable for any unpaid minimum funding contributions owed to the Pension Plans under 26 U.S.C. § 412 and 29 U.S.C. §§ 1082 and 1362, and unpaid premiums owed to the Pension Benefit Guaranty Corporation (“PBGC”) under 29 U.S.C. § 1307, and any underfunding in the Plans should they terminate under 29 U.S.C § 1362.

The Debtors intend to assume the Pension Plans on the Effective Date and to continue to fund and maintain the Pension Plans consistent with the requirements of ERISA and the Internal Revenue Code. See 26 U.S.C. § 412 and 29 U.S.C. § 1082. G&L Inc. intends to continue to serve as sponsor and administrator of the Pension Plans, and the other Debtors (to the extent not dissolved pursuant to the terms of the Plan) intend to continue to be members of G&L Inc.’s control group.

The assets of the Pension Plans, which consist of common stocks, bonds and cash equivalents, and, as of September 27, 2003, totaled approximately $35.4 million, are maintained in trust accounts. The Debtors are obligated to contribute $2.5 million to the Pension Plans in September, 2004. Funding beyond September 2004 will be determined based on asset and liability values as of January 1, 2004. However, the Debtors’ financial projections assume contributions of $2.5 million in fiscal 2005.

Pension plans covered by Title IV of ERISA may be terminated under 29 U.S.C. §§ 1341 or 1342. If a pension plan has sufficient assets to cover its total benefit liabilities, the sponsor may voluntarily terminate the pension plan under 29 U.S.C. § 1341(b). If a pension plan does not have sufficient assets to satisfy its total benefit liabilities, then the sponsor may voluntarily terminate the pension plan under 29 U.S.C. § 1341(c), provided the statutory requirements are satisfied. The PBGC may initiate the termination of an underfunded pension plan if the statutory requirements of 29 U.S.C. § 1342 are met.

Pursuant to the Debtors’ Motion For an Order Authorizing the Payment of Pre-Petition Wages and Salaries and the Payment and Honoring of Other Pre-Petition Employee Benefits, filed February 19, 2002, the Bankruptcy Court entered an order on March 26, 2002 authorizing the Debtors to continue the Pension Plans and to make all postpetition payments for amounts earned prepetition under the Pension Plans.

(b)	The Supplemental Executive Retirement Plan.

The Debtors established a nonqualified, unfunded supplemental retirement plan (the “Supplemental Executive Retirement Plan”), effective beginning in fiscal year 1994 and for all years thereafter, and under which the Debtors pay supplemental pension benefits to key executives in addition to the amount participants receive under the Retirement Plan and from social security. The Debtors estimate that, as of the Petition Date, the amount of Supplemental Executive Retirement Plan benefits accrued but not yet payable was approximately $2.1 million.

(c)	Defined Contribution Plans.

The Debtors have various defined contribution plans (the “Defined Contribution Plans”) covering qualified U.S. employees. The Defined Contribution Plans include provisions which allow employees to make pre-tax contributions under Section 401(k) of the Internal Revenue Code. During fiscal 1999, the Defined Contribution Plans were amended to provide for the Debtors to match the employees’ contributions and to eliminate the discretionary profit-sharing contribution plan provision. These contributions for fiscal 2003, 2002, and 2001 were approximately $1.1 million, $2.3 million, and $2.2 million, respectively. The Debtors have suspended matching contributions effective March 15, 2003.

In addition, the Debtors provide life and health benefits to substantially all of their U.S. employees. Employees contribute a fixed amount weekly or monthly as set forth in the plan, with the balance paid by the Debtors. The Debtors contributions for fiscal 2003, 2002, and 2001 were approximately $11.8 million, $17.8 million, and $16.5 million, respectively.

Moreover, the Debtors provide health care and life insurance benefits to certain retired employees and their dependents. The plans are unfunded and approved claims are paid by the Debtors, whose cost is partially offset by retiree premium contributions.

Pursuant to the Debtors’ Motion For an Order Authorizing the Payment of Pre-Petition Wages and Salaries and the Payment and Honoring of Other Pre-Petition Employee Benefits, filed February 19, 2002, the Bankruptcy Court entered an order on February 21, 2002 authorizing the Debtors to continue the Defined Contribution Plans and to make all postpetition payments for amounts earned prepetition under the Defined Contribution Plans.

(d)	Deferred Compensation Plan.

The Debtors have a nonqualified, unfunded deferred compensation plan (the “Deferred Compensation Plan”) that provides certain key executives with a deferred compensation award which earns interest at the United States Treasury Bill rate. The Debtors have not made any such awards since fiscal 2000. In addition, a significant number of the Foreign Subsidiaries’ employees participate in a government-mandated deferred compensation plan.

Pursuant to the Debtors’ Motion For an Order Authorizing the Payment of Pre-Petition Wages and Salaries and the Payment and Honoring of Other Pre-Petition Employee Benefits, filed February 19, 2002, the Bankruptcy Court entered an order on March 26, 2002 authorizing the Debtors to continue the Deferred Compensation Plan and to make all postpetition payments for amounts earned prepetition under the Deferred Compensation Plan.

(e)	PBGC Insurance and the Pension Funding Agreement.

The PBGC insures the Pension Plans described above. Pursuant to an agreement (the “Pension Funding Agreement”), dated January 29, 1998, with the PBGC, G&L Inc. was required to provide $5 million in additional funding to such defined benefit pension plans in connection with the Acquisition (and funding issues with Dominion’s plans), $3 million of which was paid at the closing of the Acquisition, $1 million of which was paid during the March quarter 1999, and the remaining $1 million of which was paid in the March quarter 2000. The Pension Funding Agreement also gives the PBGC a priority lien of $10 million on certain land and building assets of G&L Inc. to secure payment of any liability to the PBGC that might arise if one or more of the pension plans were terminated. The Debtors have no evidence that PBGC properly perfected such lien. Therefore, under the Plan, the Debtors expressly preserve the right to challenge and avoid it. The Debtors’ obligations under the Pension Funding Agreement terminate upon the earlier to occur of (a) the termination of the pension plans and (b) on or after January 30, 2003, if (i) the pension plans are fully funded for two consecutive years and (ii) G&L Inc. receives an investment grade rating on its debt. The Debtors are reviewing their remaining obligations under the Pension Funding Agreement and notwithstanding any other provisions of the Plan, any document contained in the Plan Supplement, or this Disclosure Statement (including any Exhibit hereto), the Debtors expressly reserve the right to (i) reject the Pension Funding Agreement pursuant to the Bankruptcy Code § 365, under the Plan or otherwise, and/or (ii) institute and present in the name of the Debtors, or otherwise, an action to avoid any purported Lien securing any liabilities owed to the PBGC under the Pension Funding Agreement, if any.

5.	Employee Retention Plans.

By orders dated June 5, 2002 and July 23, 2002 (the “June 5 Order” and the “July 23 Order,” respectively), the Bankruptcy Court approved an employee retention plan (as modified, the “Employee Retention Plan”) for 62 of their employees (collectively, the “Critical Employees”), including executive officers, who possess unique or critical knowledge of (i) the Debtors’ business operations in particular and/or (ii) the Debtors’ industry in general. The Employee Retention Plan was designed to provide the Critical Employees with competitive financial incentives, among other things, (a) to remain in their current positions with the Debtors through the effective date (the “Emergence”) of a plan or plans of reorganization in these Cases, (b) to assume the additional administrative and operational burdens imposed on the Debtors by these Cases, and (c) to use their best efforts to improve the Debtors’ financial performance and facilitate the Debtors’ successful reorganization.

The Employee Retention Plan has five separate components: (a) a stay bonus plan (the “Stay Bonus Plan”) designed to ensure the continued employment of certain key management through the completion of the Debtors’ restructuring; (b) an emergence bonus plan (the “Emergence Bonus Plan”) designed to provide an additional incentive to the CEO, who is particularly essential to the implementation of the Debtors’ restructuring plan, through the confirmation process; (c) a severance plan (the “New Severance Plan”) designed to ensure basic job protection for key management employees; (d) a discretionary transition payment plan (the “Discretionary Transition Payment Plan”) designed to provide management with the ability to offer incentives to certain employees during a transition period at the end of which such employees would be terminated, in the event such circumstances arise; and (e) a discretionary retention pool (the “Discretionary Retention Pool”) designed to provide the CEO with discretionary authority to offer incentives to employees (including new employees) not otherwise participating in the Stay Bonus Plan or the Emergence Bonus Plan.

The Critical Employees have been divided into nine distinct “tiers” (each a “Tier” and, collectively, the “Tiers”) based on each employee’s respective responsibilities, role in the reorganization process, and anticipated contribution to the Debtors’ restructuring efforts. The amount of the bonus for each employee varies according to the Tier in which such employee is placed, and all employees within a Tier receive the same percentage bonuses. Further, pursuant to the July 23 Order, to receive any benefits under the Employee Retention Plan, Tier 1 and 2 employees were required to execute a letter agreement with the Debtors providing for the repayment of certain amounts distributed under the Employee Retention Plan in the event that they voluntarily leave the Debtors’ employ and becomes employed by a competitor within a specified time period. All such letters have been executed.

(a)	The Stay Bonus Plan.

The July 23 Order provides for payments of up to $4,665,000 in the aggregate under the Stay Bonus Plan. Specifically:

•	For employees in Tiers 1 & 2 (a total of six employees), the Bankruptcy Court approved payments of up to $2,629,000 in the aggregate.

•	For employees in all other Tiers, the Bankruptcy Court approved payments of up to $2,036,000 in the aggregate.

Employees covered by the Stay Bonus Plan were or will be eligible for stay bonuses (the “Stay Bonuses”) in amounts specified for each employee, paid in four equal installments on August 15, 2002, February 15, 2003, June 1, 2003, and on Emergence. All unpaid amounts vest immediately upon Emergence.

If any of the Critical Employees are terminated by the Debtors without cause, such Critical Employees will receive a lump sum payment of the pro-rata share of their earned, but unpaid Stay Bonuses. In contrast, if any of the Critical Employees (a) are terminated with cause or (b) voluntarily terminate their employment with the Debtors, such Critical Employees forfeit any unpaid portion of their Stay Bonuses. Amounts forfeited by the Critical Employees remain available for use by the Debtors for new participants in the Stay Bonus Plan.

As of the date hereof, all relevant conditions and targets of the Stay Bonus Plan have been met, and stay bonus payments have been timely made, including on August 15, 2002, February 15, 2003, and June 1, 2003.

(b)	Emergence Bonus Plan.

In the July 23 Order, the Bankruptcy Court approved payments of up to $493,000 to the CEO upon consummation of any plan of reorganization under the Emergence Bonus Plan, to ensure the CEO’s retention throughout the reorganization process.

(c)	New Severance Plan.

Under the New Severance Plan, eligible Critical Employees (those in Tiers 1 through 6) who are terminated by the Debtors other than for cause are entitled to the greater of (i) a payment equal to between six and 36 months salary, depending on the Tier of the relevant employee, or (ii) what the eligible Critical Employee would be entitled to under existing company policy.

As provided in the July 23 Order, the New Severance Plan supersedes and replaces any eligible Critical Employee’s comparable severance packages under previous agreements with any of the Debtors, even in the event such agreements are assumed pursuant to 11 U.S.C. § 365.

Pursuant to the June 5 Order, the Bankruptcy Court approved the New Severance Plan as it applied to all Tiers except Tiers 1 and 2, and in the July 23 Order, the Bankruptcy Court approved the New Severance Plan with respect to employees in Tiers 1 and 2, provided that any payments under the Stay Bonus Plan and the Emergence Bonus Plan are first credited against any New Severance Plan payments to which an employee is entitled. Further, the Bankruptcy Court ordered that total payments under the New Severance Plan be based solely upon base compensation and not upon any additional bonuses that may be paid out.

The Debtors estimate that the total exposure for eligible Critical Employees under the New Severance Plan, as currently authorized by the Bankruptcy Court, would be approximately $4.6 million.

(d)	Discretionary Transition Payment Plan.

Pursuant to the July 23 Order, the Bankruptcy Court authorized the Discretionary Transition Payment Plan.

The Discretionary Transition Payment Plan was intended to give the Debtors the discretion to offer certain employees incentives to continue to work for them during a specified transition period if such employees are notified that they will be terminated following such period.

The Debtors have neither implemented nor intend to implement this plan.

(e)	Discretionary Retention Pool.

Pursuant to the July 23 Order, the Bankruptcy Court authorized the Discretionary Retention Pool, a reserve of $1,000,000 for the CEO’s discretionary use during the pendency of these Cases to provide retention incentive payments on a case-by-case basis to employees not otherwise covered by the Employee Retention Plan. Employees are eligible to participate in this pool at the sole discretion of the CEO. As of the date hereof, the Debtors have committed to use $24,000 of such reserve.

(f)	The Potential Performance Incentive Plan.

On January 24, 2003, the Debtors filed a motion (the “Performance Incentive Motion”) for an order authorizing the implementation of a performance incentive plan, which was proposed as part of the original Employee Retention Plan but was deferred. On February 27, 2003, the Debtors withdrew the Performance Incentive Motion without prejudice.

(g)	Summary of Executive Compensation Under the Employee Retention Plan.

In connection with the Employee Retention Plan, each of the Named Executive Officers is or may become entitled to receive certain payments. Specifically, they are or may become entitled to receive the following compensation thereunder:

Named Executive Officer	Emergence Plan	Stay Bonus Plan	New Severance Plan
Arthur C. Wiener	$493,008	$721,008	36 Months’ Salary
John J. Heldrich	—	$638,625	24 Months’ Salary
Robert McCormack	—	$483,010	24 Months’ Salary
Charles A. Blalock	—	$329,483	24 Months’ Salary
Leonard F. Ferro	—	$242,338	24 Months’ Salary

F.	Events Leading to the Filing of the Cases.

Prior to the Petition Date, the Debtors experienced a significant downturn in their business. The Debtors believe that their financial condition is due in large part to economic conditions within their industry and to their highly leveraged debt position.

As an initial matter, the United States textile industry has been and continues to be negatively impacted by existing worldwide trade practices, including the establishment of the World Trade Organization in 1995, which has resulted in the phase out of quotas on textiles and apparel through 2005, gradually allowing more low cost imports to enter the United States. Moreover, the Debtors believe that the increasing flow of imports is partly due to the U.S. government’s monetary policy as well as certain countries that fix their currency to the U.S. dollar. These policies allow foreign manufacturers to sell in the United States while a significant portion of their production costs are denominated in devalued or artificially valued local currencies.

In addition to this industry-wide pressure, as of the Petition Date, the Debtors were highly leveraged, with approximately $620 million in long-term debt obligations.

At the end of 2001, in an effort to negotiate with the Senior Subordinated Noteholders, the Debtors contacted the Holders of a significant portion of the Senior Subordinated Notes. Those noteholders in turn formed an ad hoc committee of Senior Subordinated Noteholders (the “Ad Hoc Committee”) and hired counsel and a financial advisor in order to negotiate with the Debtors. The Debtors were unable to reach an agreement with the Ad Hoc Committee and the Senior Credit Facility Lenders regarding the terms of a consensual restructuring agreement.

VI.     THE CASES

On the Petition Date, the Debtors filed with the Bankruptcy Court separate, voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. On the same date, the Bankruptcy Court entered an order directing that the Debtors’ separate Chapter 11 Cases be consolidated for procedural purposes only and jointly administered by the Bankruptcy Court pursuant to Bankruptcy Rule 1015(b). The Debtors’ direct and indirect foreign subsidiaries and foreign joint venture entities did not file petitions under Chapter 11 and are not the subject of any bankruptcy proceedings.

Since the Petition Date, the Debtors have continued to manage their properties and operate their businesses as debtors-in-possession pursuant to 11 U.S.C. §§ 1107 and 1108. As debtors-in-possession, the Debtors are authorized to operate their businesses but may not engage in transactions outside of the ordinary course of business without the approval of the Bankruptcy Court, after notice and the opportunity for a hearing. No trustee or examiner has been appointed in these Cases.

A.	First Day Orders.

To minimize the possible disruption to the Debtors’ operations upon the filing of these Cases, the Debtors filed motions (collectively, the “First Day Motions”) seeking approval of a number of so-called “first day orders” from the Bankruptcy Court on the Petition Date and thereafter. These first day orders included: (a) an order extending the time in which the Debtors may file their Schedules; (b) an order authorizing the Debtors’ continued use of existing bank accounts, cash management system, and checks and business forms; (c) an order authorizing the payment of prepetition wages and salaries and honoring other prepetition employee benefits; (d) an order authorizing the Debtors’ payment of prepetition sales and use taxes; (e) an order authorizing the employment and retention of professionals used in the ordinary course of the Debtors’ business; (f) an order establishing procedures for interim compensation and reimbursement of expenses of professionals; (g) an order (1) approving the method of furnishing adequate assurance of payment for utility services, (2) establishing further procedures pursuant to Bankruptcy Code § 366(b), and (3) prohibiting utility companies from altering, refusing, or discontinuing utility services to the Debtors; (h) an order authorizing the Debtors to pay prepetition claims of critical vendors and service providers under certain terms and conditions (including, but not limited to, such creditors continuing to provide trade credit to the Debtors during the pendency of these Cases) (the “Critical Vendor Order”); (i) an order authorizing the Debtors to honor customer return and credit policies under certain terms and conditions; (j) an order authorizing the Debtors to make payments under the prepetition severance program; (k) an order authorizing the Debtors to limit notice and to establish notice procedures; and (l) an order authorizing the retention and employment of The Altman Group, Inc., as claims, notice, and balloting agent.

B.	Appointment of the Creditors Committee.

On or about March 1, 2002, the United States Trustee for the Southern District of New York formed a committee of general unsecured creditors (the “Creditors Committee”) in these Cases, which initially consisted of CSFB Global Opportunities Partners, L.P., Barclays Capital, Weil Brothers-Cotton, Inc., Clariant Corporation, Ciba Specialty Chemicals Corporation, Merrill Lynch Investment Managers, and Suntrust Bank. The members of the Creditors Committee, as of the date hereof, are Weil Brothers-Cotton, Inc., Clariant Corporation, Ciba Specialty Chemicals Corp, Merrill Lynch Investment Managers, Wells Fargo Bank Minnesota, N.A. as successor Senior Subordinated Notes Indenture Trustee, and Matlin Patterson Global Opportunities Partners.

C.	The DIP Facility.

As described in greater detail in Section V.C.2, on the Petition Date, the Debtors filed a motion (the “DIP Facility Motion”) seeking, among other things, authority to enter into the DIP Facility. On February 20, 2002, the Bankruptcy Court signed an Interim Order (i) authorizing the Debtors to (A) obtain postpetition financing pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(3), and 364(d)(1), and (B) utilize cash collateral pursuant to 11 U.S.C. § 363, authorizing immediate access of up to $30 million, and (ii) Granting Adequate protection to prepetition secured lenders. In an order dated March 19, 2002 (the “Final DIP Order”), the Bankruptcy Court approved the DIP Facility on a final basis.

As described above in Section V.C.2, the Bankruptcy Court has entered the DIP Facility Extension Orders extending the term of the DIP Facility through and including February 15, 2004, pursuant to certain terms and conditions.

As of the date hereof, the Debtors were in compliance with the covenants of the DIP Facility.

D.	Extensions of Exclusivity.

The Debtors have filed eight separate motions for orders pursuant to 11 U.S.C. § 1121(d) extending the Debtors’ exclusive periods within which to file a Chapter 11 plan or plans and to solicit acceptances thereof. The Debtors’ exclusive period within which to file a plan or plans of reorganization has been extended through and including November 30, 2003, and the Debtors’ exclusive period within which to solicit acceptances on a plan or plans of reorganization has been extended through and including February 4, 2004. The Debtors may seek further extensions of such exclusive periods.

E.	Retention of Chief Restructuring Officer and Certain Additional Officers.

In an effort to maximize current operations and future business prospects, on or about June 26, 2003, the Debtors filed a motion with the Bankruptcy Court seeking authority to enter into an engagement agreement (the “A&M Agreement”) with Alvarez & Marsal, Inc. (“A&M”), and to retain Peter A. Briggs as Chief Restructuring Officer (the “CRO”) and Joseph A. Bondi and certain other officers (together, the “Additional Officers”) to serve in support of the CRO. By order dated June 27, 2003, the Debtors were authorized on an interim basis to enter into the A&M Agreement and to retain the CRO and Additional Officers. By order dated July 18, 2003, the A&M Agreement and the retention of the CRO and Additional Officers were approved on a final basis.

F.	Sale of the Klopman Assets.

On October 22, 2003, the Debtors filed a motion (the “Klopman Sale Motion”) with the Bankruptcy Court to authorize non-debtor Dominion Textile, a wholly-owned subsidiary of Debtor G&L Inc., to sell the Klopman Assets to Textile S.A. for € 23,794,976.93, subject to Bankruptcy Court approval and to any higher and better offers made at the sale hearing scheduled for November 19, 2003 at 10:00 a.m. (EST). A copy of the Klopman Sale Motion is available at docket # 466 in Bankruptcy Case No. 02-40445 (ALG). On November 19, 2003, the Bankruptcy Court approved the sale of the Klopman Assets (the “Klopman Sale Order”), and the Debtors and the purchaser of the Klopman Assets are working to consummate the Klopman Sale in a timely manner. A copy of the Klopman Sale Order is available at docket # 501 in Bankruptcy Case No. 02-40445 (ALG).

The summary of the Klopman Sale contained herein is qualified in its entirety by reference to the Klopman Sale Motion and the Klopman Sale Order.

As noted above in Section V.C.2, pursuant to the DIP Facility Extension Orders, the Debtors agreed to apply other repatriated funds therefrom in accordance with the terms of the DIP Facility and to escrow certain of the repatriated funds from the Klopman Sale. Specifically, as set forth in Sections V.C.2 and VII.B.4(a) hereof, the Debtors will repatriate the Net Proceeds from the Klopman Sale and apply such proceeds to collateralize letters of credit or satisfy obligations under the DIP Facility. The Debtors will use 65% of the remaining Net Proceeds from such sale to satisfy obligations to the Senior Credit Facility Lenders, and will escrow 35% of such remaining Net Proceeds pending a determination of the rights of any interested party therein.

The Debtors anticipate that, before the proceeds of the Klopman Assets sale are repatriated as set forth above, approximately € 600,000 will be deducted to pay the transaction fee and expenses of Rothschild-Italia S.P.A. (“Rothschild”) (subject to Bankruptcy Court approval), and approximately € 250,000 will be deducted to pay Dominion Textile’s legal fees.

Finally, approximately $250,000 will be deducted to cover a transaction bonus to be paid by Dominion Textile to Giuseppe Rodino, President of Klopman since 1998. Dominion Textile agreed to pay Mr. Rodino such transaction bonus to induce him to complete the sale transaction and to remain with the Klopman Entities in order to maintain the value thereof pending the sale. The Bankruptcy Court approved the payment of that transaction bonus in the Klopman Sale Order.

G.	Other Significant Motions Filed by the Debtors.

Throughout these Cases, the Debtors have filed numerous motions and applications for procedural purposes, in order to facilitate their reorganization, and/or in an effort to maintain or improve their respective business operations, starting with the First Day Motions discussed above. See Section VI.A.

1.	Motions to Retain Professionals.

First, the Debtors have retained several professionals in these Cases. Specifically, the Debtors have retained (i) Dechert LLP as general bankruptcy and corporate counsel; (ii) Houlihan Lokey Howard & Zukin Capital as financial advisors; (iii) Rosenman & Colin LLP (now known as KMZ Rosenman) as special corporate and ERISA counsel; (iv) The Altman Group, Inc. as Voting Agent; (v) the Garden City Group, Inc. as Claims Agent; (vi) Ernst & Young LLP as independent auditors and tax consultants; (vii) Rothschild-Italia S.P.A. as financial advisor in connection with the sale of the Klopman Assets; and (viii) the Hart Corporation as exclusive sales agent for the sale of the Debtors’ real property located in Erwin, North Carolina. As mentioned above, the Debtors also have the authority to employ and retain professionals used in the ordinary course of business, pursuant to 11 U.S.C. § 327(a).

On August 28, 2002, the Bankruptcy Court entered an order authorizing the employment and retention of Rothschild as the Debtors’ and the Foreign Subsidiaries’ financial advisor, nunc pro tunc to August 1, 2002. Rothschild was engaged to study and evaluate potential sale transactions involving Klopman.

2.	Motions to Extend Various Deadlines.

The Debtors have also filed, among others, (i) six motions to extend the time within which to assume or reject unexpired leases of nonresidential real property, such that the current deadline therefor is through and including December 19, 2003; (ii) two motions to extend the time in which to file their Schedules, such that the deadline was therefor extended through and including May 22, 2002 (the Schedules were filed as required); and (iii) a motion to extend by 120 days the time within which the Debtors may remove actions pursuant to 28 U.S.C. § 1452 and Bankruptcy Rule 9027, such that the deadline therefor was extended through and including September 19, 2002. The Debtors filed motions (i) to reject certain executory contracts and unexpired leases pursuant to 11 U.S.C. § 365; (ii) to employ and retain further professionals used in the ordinary course of business; (iii) to reduce and/or disallow various reclamation claims; (iv) to pay prepetition claims of certain service providers under certain terms and conditions; and (v) to enter into two separate postpetition premium finance agreements pursuant to 11 U.S.C. § 364.

3.	Motions to Approve Various Real Property Sales.

The Debtors have also filed several motions in an effort to maximize the value of certain assets for the benefit of their estates. On April 3, 2003, the Debtors moved for authorization to sell four parcels of land located adjacent to their spinning facility in Caroleen, North Carolina (each a “Parcel” and collectively, the “Parcels”) to three purchasers. This motion requested authorization for the sale of (1) two Parcels to Mr. Edwin Baxter Holland for the purchase price of $10,550; (2) one Parcel to Mr. Ray Inman for the purchase price of $1,250; and (3) one Parcel to Mr. Kenneth C. Appling for the purchase price of $10,000. The Bankruptcy Court granted this motion by order dated May 14, 2003, and the sales of the Parcels closed in May, 2003.

On August 25, 2003, the Debtors moved for authority to sell certain real and personal property (collectively, the “Erwin Property”) in Erwin, North Carolina, including all easements necessary to utilize the Erwin Property and all underground pipes, to the Town of Erwin for a purchase price of $200,000. By order dated September 18, 2003, the Bankruptcy Court approved the sale of the Erwin Property, and the parties are currently taking steps necessary to close on the sale.

The Debtors also moved for authorization to (1) sell real property located at 1103 S. Elm Street and 1100 Vance Street in Greensboro, North Carolina (collectively, the “Greensboro Property”) to the Krawczyk Family, LLC, for a purchase price of $630,000, free and clear of any liens, claims, and encumbrances, (2) lease back a portion of such property following the sale, and (3) pay a broker’s commission in connection with such sale. Although the Bankruptcy Court granted this motion by order dated December 19, 2002, the sale of the Greensboro Property was subsequently cancelled under the terms of the agreement. On December 12, 2003, the Debtors filed a motion for an order authorizing (i) the retention of Triad Commercial Properties, LLC as exclusive sales agent and (ii) the sale of the Greensboro Property free and clear of any liens, claims, and encumbrances through such exclusive sales agent. A hearing on this motion is scheduled for December 23, 2003.

4.	Motion to Establish a Bar Date for Filing Proofs of Claim.

In addition, the Debtors sought an order of the Bankruptcy Court setting the last day to timely file proofs of claim in these Cases. As discussed below, the Bankruptcy Court established the Claims Filing Bar Date as October 1, 2002. On April 30, 2003, the Debtors filed an Omnibus Objection to the Allowance of Certain Proofs of Claim and a Motion for an Order Reclassifying, Disallowing, and/ or Expunging Such Claims (the “Omnibus Objection”). By order dated June 11, 2003, the Omnibus Objection (as amended at the hearing thereon) was granted by the Bankruptcy Court, and certain claims were reclassified, disallowed, and/or expunged. The Debtors are currently reviewing all of the remaining claims in these cases.

5.	Motion to Monetize Certain Stock.

In addition, the Debtors moved for authorization to monetize stock received by Prudential Insurance Company of America, to use 57% of the cash received from such monetization for their own corporate purposes, to place the remaining 43% (the “Employee Proceeds”) in an interest-bearing account and, then, (1) to make a one-time distribution of the Employee Proceeds to certain employees or (2) to use the Employee Proceeds to provide enhanced insurance coverage to such employees. The Bankruptcy Court granted this motion by order dated January 16, 2003.

6.	Motion to Restructure Certain Non-Debtor, Foreign Subsidiaries.

On November 24, 2003, the Debtors filed a motion for an order authorizing the restructuring of certain non-debtor, foreign subsidiaries, including the replacement of pledges of stock in certain foreign subsidiaries. By such motion, the Debtors seek the Bankruptcy Court’s authorization to streamline their corporate structure with respect to their foreign subsidiaries, thereby eliminating certain administrative burdens, costs, and inefficiencies and creating certain long-term foreign and domestic tax benefits. The motion is further designed to preserve to the fullest extent possible (subject to certain tax considerations) the existing lien positions of the Senior Credit Facility Lenders and the DIP Facility Lenders with respect to pledged stock and otherwise. Following a hearing on December 16, 2003, the Bankruptcy Court granted this motion on a provisional basis, subject to additional agreed upon language by and among the Debtors and the primary creditor constituencies.

H.	Significant Motions Filed and Actions Commenced by Other Parties in These Cases.

Other parties in these Cases have filed motions and applications as well, including (i) a motion on behalf of by Citicapital Commercial Corporation for relief from stay or to assume or reject leases; (ii) a motion filed on behalf of Toyota Motor Credit Company for relief from stay; (iii) a motion filed on behalf of The CIT Group/Equipment Financing, Inc. for relief from the automatic stay and other relief; and (iv) a motion filed on behalf of Daimler Chrysler Services North America LLC for relief from automatic stay. The respective moving parties and the Debtors have resolved all of these motions.

On April 4, 2003, the Creditors Committee filed a motion (the “Examiner Motion”) seeking the appointment of a Chapter 11 examiner in these Cases. On April 24, 2003, the Debtors and the Agent each filed an objection to the Examiner Motion. Consideration of the Examiner Motion was voluntarily adjourned, and on July 24, 2003, the Creditors Committee withdrew the Examiner Motion without prejudice.

On November 6, 2003, the Official Committee of Unsecured Creditors of Galey & Lord (the “Creditors Committee”) commenced an action (the “Barclays Adversary Proceeding”) against Barclays Bank Plc. and Barclays Capital (collectively, “Barclays”), Adversary Proceeding No. 03-92683. In the Barclays Adversary Proceeding, the Creditors Committee seeks redress for Barclay’s alleged inequitable conduct and breach of fiduciary duties arising from Barclays’ alleged participation in a series of insider transactions and/or purchasing and/or trading in debt instruments representing secured obligations of the Debtors while serving as a member and fiduciary of the Creditors Committee between March 2002 and March 2003.

In the Barclays Adversary Proceeding, the Creditors Committee seeks to equitably subordinate all of Barclays’ claims to the claims of all general unsecured creditors and recover all consideration otherwise paid or payable to Barclays on account of such claims, or the value of such consideration for the benefit of the estate to be distributed solely to the unsecured creditors. The Creditors Committee also seeks an award of damages, both to the Creditors Committee and the unsecured creditors of the Debtors, and/or the disgorgement of all profits based upon Barclays’ alleged breach of its fiduciary duties to the Creditors Committee and the unsecured creditors.

A pre-trial conference on the Barclays Adversary Proceeding is scheduled for December 23, 2003, and Barclay’s answer to the adversary proceeding complaint is currently due December 24, 2003.

VII.    THE PLAN OF REORGANIZATION

The following discussion of the Plan is qualified in its entirety by reference to the provisions of the Plan, a copy of which is attached hereto as Exhibit A. All capitalized terms used in this section and not otherwise defined herein shall have the meanings ascribed to them in the Plan.

A.	General — Classification of Claims.

In accordance with Bankruptcy Code § 1123, the Plan, among other things, designates classes of claims (“Claims”) and classes of interests (“Interests”), specifies which classes are impaired and which are not impaired under the Plan, and specifies the treatment of each class that is impaired under the Plan. The provisions of the Bankruptcy Code require that each class contain Claims and Interests of respective creditors and interest holders that are substantially similar to the other Claims or Interests in such class. The Plan designates 7 classes of Claims and 3 classes of Interests. This classification takes into account the differing nature and priority of the various Claims and Interests under the Bankruptcy Code and other applicable laws, as well as the business necessities of the Debtors.

While the Debtors believe that they have classified all Claims and Interests in compliance with the provisions of the Bankruptcy Code (including, but not limited to, in compliance with Bankruptcy Code § 1122), it is possible that a party-in-interest will challenge such classification of Claims or Interests and that the Bankruptcy Court will determine that a different classification is required for the Plan to be confirmed. In such event, the Debtors reserve the right to modify the Plan to provide for whatever reasonable classification might be required by the Bankruptcy Court for confirmation of the Plan.

The Plan provides for the treatment of “Allowed Claims.” An Allowed Claim is any Claim against any of the Debtors to the extent that (i) such Claim has not been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise), or otherwise deemed satisfied in full, (ii) proof of such Claim was filed on or before the Claims Filing Bar Date established in these Cases (or, if not filed by such date, proof of such Claim was filed with leave of the Bankruptcy Court, after notice and a hearing) or, if no proof of claim is so filed, which Claim, as of the Confirmation Date, is listed by the Debtors in their Schedules as liquidated in amount, not disputed, and not contingent, and (iii) no objection to the allowance of such Claim has been interposed on or before the Claims Objection Bar Date or such an objection having been so interposed, to the extent that such Claim is allowed by a Final Order; provided, however, that notwithstanding anything to the contrary contained in the Plan, any Claim specifically deemed allowed or disallowed in the Plan shall be, or not be (as the case may be), an Allowed Claim to the extent so specifically provided in the Plan. Unless otherwise ordered by the Bankruptcy Court prior to Confirmation, or as specifically provided to the contrary in the Plan with respect to any particular Claim, an “Allowed Claim” shall not include (i) any interest on such Claim to the extent accruing or maturing on or after the Petition Date, (ii) punitive or exemplary damages, or (iii) any fine, penalty, or forfeiture. If an objection to a Claim is made, the validity and amount of the Claim would be resolved as described under the section below entitled “Disputed Claims.”

A creditor, other than a Holder of an Administrative Claim, as described below, must file a Proof of Claim with the Bankruptcy Court to assert any Claim not scheduled by the Debtors or if the Claim has been scheduled as disputed, contingent, or unliquidated, to assert a Claim in an amount different from the amount scheduled by the relevant Debtor, or to assert a status different from that shown in the Schedules filed by such Debtor. In an order signed August 9, 2002, the Bankruptcy Court designated October 1, 2002 as the Claims Filing Bar Date. The Debtors are currently in the process of reviewing the Claims that were filed. The ultimate amount of the Claims that are allowed by the Bankruptcy Court against the Debtors could be significantly different than the amount of the liabilities set forth in the Debtors’ Schedules. As of the date hereof, there were 986 Claims filed in an amount totaling approximately $1.9 billion; the Debtors believe that this amount includes several large duplicate claims. Approximately 60 of such Claims, totaling approximately $7.94 million, were filed after the Claims Filing Bar Date.

B.	Summary of Distributions Under the Plan.

The following summary of distributions under the Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Plan. All estimates of Claim amounts are preliminary in nature and are based on current limited information, certain timing and other assumptions that may prove to be incorrect, and therefore may vary significantly from such estimates.

1.	Administrative Claims.

An “Administrative Claim” is a claim for costs and expenses of administration of these Cases with priority under Bankruptcy Code § 507(a)(1), costs and expenses allowed under Bankruptcy Code § 503(b), the actual and necessary costs and expenses of preserving the respective Estates of the Debtors and operating the respective businesses of the Debtors, any indebtedness or obligations incurred or assumed by any of the Debtors pursuant to Bankruptcy Code § 365 or otherwise, professional fees and expenses of the Debtors and any official Committee appointed in these Cases pursuant to Bankruptcy Code § 1102, in each case to the extent allowed by an order of the Bankruptcy Court under Bankruptcy Code §§ 330(a) or 331, and any fees or charges assessed against the respective Estates of the Debtors under 28 U.S.C. § 1930.

Pursuant to the Plan, subject to the provisions of Bankruptcy Code §§ 330(a), 331, and 503(b), each Holder of an Allowed Administrative Claim as of the record date for purposes of making distributions under the Plan (the “Distribution Record Date”) shall receive, in full satisfaction of such Allowed Claim, Cash equal to the amount of such Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, unless such Holder shall have agreed to a different treatment of such Allowed Claim; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business and assumed by the Debtors shall be paid or performed in accordance with the terms and conditions of the particular transactions and any agreements related thereto.

Specifically, no Professional Fees, shall be paid with respect to any Claim or Interest except as specified in the Plan or as allowed by a Final Order of the Bankruptcy Court. All final applications for Professional Fees for services rendered in connection with these Cases prior to the Confirmation Date shall be filed with the Bankruptcy Court not later than ninety (90) days after the Effective Date. Each Reorganized Debtor may, however, pay the charges that it incurs on or after the Confirmation Date for Professional Fees, disbursements, expenses, or related support services (including fees relating to the preparation of Professional Fee applications) without application to the Bankruptcy Court.

Administrative Claims include, but are not limited to, DIP Facility Claims, which are all Claims, if any, of the DIP Facility Lenders against the Debtors represented by, related to, arising under, or in connection with the DIP Facility (as against G&L Inc.) and/or the DIP Facility Guarantees (as against the DIP Facility Guarantors), as applicable, incurred through and including the Effective Date, less the sum of all payments made by the Debtors to the DIP Facility Lenders prior to the Effective Date on account of such Claims (if any). As discussed, above, the Bankruptcy Court entered an order, pursuant to Bankruptcy Code § 364, allowing the Debtors to borrow amounts needed for operation in bankruptcy under the DIP Facility.

Pursuant to the Plan, as of the Effective Date, the Holders of DIP Facility Claims shall, in the aggregate, have Allowed Claims for all amounts included in the definition of DIP Facility Claims. Specifically, each Holder of an Allowed DIP Facility Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each Holder of an Allowed DIP Facility Claim shall receive Cash in an amount equal to such Holder’s Pro Rata share of the aggregate amount of the remaining and outstanding Allowed DIP Facility Claims (if any), which payments shall collectively be in the amount equal to the aggregate outstanding and remaining amount of the Allowed DIP Facility Claims (if any), and either (i) the DIP Facility Lenders will receive cancellation without draw of all outstanding letters of credit issued under the DIP Facility or (ii) G&L Inc. will provide cash collateral for the outstanding letters of credit in accordance with the DIP Facility. The sum total of the distributions to be made to the DIP Facility Lenders (if any), as the Holders of the Allowed Administrative Claim as of the Effective Date, shall not exceed the aggregate amount of the Allowed DIP Facility Claims (if any).

The Debtor shall provide the sum total of the distributions to be made to the DIP Facility Lenders as set forth in the immediately preceding paragraph (if any) to the DIP Agent, which, in turn, shall make the Pro Rata distributions thereof to the individual Holders of Allowed DIP Facility Claims as set forth in Plan Section 3.1. The DIP Agent shall take all steps reasonably necessary to effectuate such Pro Rata distributions to the individual Holders of Allowed DIP Facility Claims, if any.

On the Effective Date, all outstanding notes issued to the DIP Facility Lenders under the DIP Facility and/or the DIP Facility Guarantees (if any) shall be cancelled and be deemed terminated and of no force and effect.

As of the date hereof, the Debtors believe that, as of the Effective Date, the total amount of Allowed DIP Facility Claims will be $3.6 million; however, to the extent any DIP Facility Claims (including G&L Inc.’s obligation to cash collateralize the letters of credit issued under the DIP Facility) exist as of the Effective Date, such claims shall be satisfied in accordance with the Plan.

The Debtors estimate that, as of the Effective Date, the aggregate total of Allowed Administrative Claims will be approximately $34 million in obligations due, by their respective terms, on or shortly after the Effective Date (consisting of, among other things, trade claims (including claims of those Vendors who continued to provide credit to the Debtors during the pendency of these Cases in accordance with the Critical Trade Vendor Order or otherwise), Allowed Professional fees Claims, Allowed DIP Facility Claims, and Allowed Claims stemming from certain short-term Employee or similar obligations). The Debtors also have additional obligations payable over a longer period in accordance with their respective terms (including, but not limited to, Allowed Administrative Claims relating to defined benefit plans, vacation, and other accrued or reserved amounts and obligations).

2.	Tax Claims.

A “Tax Claim” is a Claim for taxes by a governmental unit, including but not limited to, and as more fully defined by, and entitled to priority under, Bankruptcy Code § 507(a)(8), taxes measured by income or gross receipts, property taxes, withholding taxes, employment taxes, or a penalty related to such a tax claim that is in compensation for actual pecuniary loss.

Pursuant to the Plan, each Holder of an Allowed Tax Claim as of the Distribution Record Date shall receive in full satisfaction of such Allowed Claim, at the election of the applicable Debtor, in its sole discretion, either (i) Cash equal to the amount of such Claim on the later of (1) the Initial Distribution Date and (2) the date that is 10 days after the Allowance Date, unless such Holder shall have agreed to a different treatment of such Allowed Claim or (ii) in accordance with Bankruptcy Code § 1129(a)(9)(C), deferred Cash payments over a period not exceeding six years after the date of assessment of such claim, of a value, as of the Effective Date, equal to the allowed amount of such Allowed Tax Claim, unless such Holder shall have agreed to a different treatment of such Allowed Claim.

The Debtors estimate that, as of the Effective Date, there will be approximately $466,000 in Allowed Tax Claims.

3.	Unimpaired Classes.

(a)	Class 1 - Priority Claims.

Class 1 consists of all Priority Claims, which are claims that are entitled to priority pursuant to § 507(a) or (b) of the Bankruptcy Code and that are not an Administrative Claim or a Tax Claim. Such claims would include, but would not be limited to, unsecured claims earned within 90 days before the filing of the bankruptcy petition (up to $4,650 for each person) for wages, salaries, or commissions, including severance, vacation, and sick leave pay earned, and unsecured claims for contributions to an employee benefit plan arising from services rendered within 180 days before the filing of the bankruptcy petition, for each such plan up to a specified limit. All Allowed Priority Claims are classified in Class 1 of the Plan.

Pursuant to the Plan, each Holder of an Allowed Class 1 Claim as of the Distribution Record Date shall receive in full satisfaction of such Allowed Claim Cash equal to the amount of such Allowed Claim on the latest of (i) the Initial Distribution Date, (ii) the date that is 10 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions. Accordingly, the Allowed Claims in Class 1 are unimpaired, such that the Holders of Allowed Class 1 Claims are conclusively presumed pursuant to § 1126(f) of the Bankruptcy Code to have accepted the Plan.

Because the Debtors expect to have paid all outstanding prepetition wages and other compensation pursuant to an Order or Orders of the Bankruptcy Court during the pendency of the Cases, the Debtors believe that there will not be any Allowed Priority Claims.

(b)	Class 2B – Other Secured Claims Against a Debtor.

Class 2B consists of all Secured Claims against a Debtor that are Allowed Claims but not otherwise classified in Article II of the Plan. Accordingly, Class 2B Claims include any Allowed Claims related to (i) the $4.5 million principal amount in Economic Development Bonds and (ii) $500,000 principal amount of leases with varying maturities, but do not include any Senior Credit Facility Claims or any DIP Facility Claims. Class 2B Claims shall be Allowed Claims.

Pursuant to the Plan, Allowed Class 2B Claims shall be Reinstated, such that the Allowed Claims in that Class are unimpaired. Specifically, at their election, the Reorganized Debtors shall either: (a) pay the Allowed amount of the applicable Class 2B Claim in full on the later of the Effective Date or the Allowance Date of such Claim; (b) return the underlying collateral to the Holder of the applicable Class 2B Claim; (c) Reinstate the applicable Class 2B Claim in accordance with the provisions of Bankruptcy Code § 1124(2); (d) pay the applicable Class 2B Claim in the ordinary course; or (e) treat the applicable Class 2B Claim in a manner otherwise agreed to by the Holder thereof. Thus, the Holders of Class 2B Claims are conclusively presumed pursuant to § 1126(f) of the Bankruptcy Code to have accepted the Plan.

The Debtors estimate that, as of the Effective Date, there will be approximately $6 million in Class 2B Claims.

(c)	Class 5 — Intercompany Claims.

Class 5 consists of all Allowed Intercompany Claims, including, but not limited to, those arising under the Old Intercompany Notes. Class 5 Claims shall be Allowed Claims as and to the extent set forth in Section 4.4 of the Plan.

Pursuant to the Plan, in full satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed Claims under or otherwise relating to the Old Intercompany Notes, on the Effective Date, Reorganized G&L Inc. (as holder) shall receive the New Intercompany Notes in the aggregate principal amount of $145 million from Reorganized Swift Textiles and Reorganized G&L Industries, as the respective makers thereof. Specifically, Reorganized Swift Textiles shall issue a note in the principal amount of $60 million, and Reorganized G&L Industries shall issue a note in the principal amount of $85 million, each to Reorganized G&L Inc., as holder. Any amounts otherwise due and owing under the Old Intercompany Notes in excess of $145 million shall be deemed to be contributions to capital by Reorganized G&L Inc. to Reorganized Swift Textiles and Reorganized G&L Industries, respectively.

All Intercompany Claims other than those arising under or otherwise relating to the Old Intercompany Notes shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine is appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors.

The Holders of Intercompany Claims shall not be entitled to participate in any of the distributions on account of Claims under Sections 5.2, 5.3, and 5.4 of the Plan and shall only be entitled to the treatment provided in Plan Section 4.4 (including, but not limited to, the distribution of the New Intercompany Notes to Reorganized G&L Inc.).

Pursuant to the Plan, Allowed Class 5 Claims are unimpaired, except to the extent determined by the Debtors. Thus, the Holders of Class 5 Claims are conclusively presumed pursuant to § 1126(f) of the Bankruptcy Code to have accepted the Plan.

The Debtors estimate that, as of the Effective Date, the total face amount of Allowed Intercompany Claims will be approximately $687 million, of which $557 million constitutes Claims under the Old Intercompany Notes.

(d)	Special Provision Regarding Unimpaired Claims.

Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are not impaired under the Plan, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against such Claims.

4.	Impaired Classes.

(a)	Class 2A - Senior Credit Facility Claims.

Class 2A consists of all Senior Credit Facility Claims, which are all Claims against the Debtors represented by, related to, arising under, or in connection with the Senior Credit Facility (as against G&L Inc.) and/or the Senior Credit Facility Guarantees (as against the Senior Credit Facility Guarantors), as applicable, for all remaining and outstanding Obligations of the Borrower (as those terms are defined in the Senior Credit Facility) incurred through and including the Effective Date (except to the extent of any interest accrued from and after the Petition Date at a rate above the non-default rate of interest set forth in the Senior Credit Facility), less the sum of all principal payments made by the Debtors to the Senior Credit Facility Lenders after the Petition Date and prior to the Effective Date on account of such Claims (if any). Class 2A Claims are Allowed Claims under the Plan, as and to the extent set forth in Section 5.2 thereof.

Pursuant to the Plan, as of the Effective Date, the Holders of Senior Credit Facility Claims shall, in the aggregate, have Allowed Claims for all amounts included in the definition of Senior Credit Facility Claims. Specifically, each Holder of an Allowed Senior Credit Facility Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each Holder of an Allowed Senior Credit Facility Claim shall receive such Holder’s Pro Rata share of (a) a total of $35 million in Cash, consisting of (i) 100% of the Net Proceeds of the Klopman Sale, including any and all proceeds generated from the Klopman Sale received by the Senior Credit Facility

Lenders prior to the Effective Date pursuant to the Final DIP Order, plus (ii) the Excess Cash, plus (iii) Cash in an amount equal to the positive difference (if any) between $35 million and the aggregate amount distributed pursuant to clauses (i) and (ii) of this sentence, to be funded by borrowings under the Exit Credit Facility on the Effective Date; (b) 100% of the New G&L Inc. Term Notes; and (c) shares of New G&L Inc. Common Stock, the amount of which shall be determined by the Debtors and the Lender Steering Committee prior to the Effective Date. As of the Effective Date, the shares of New G&L Inc. Common Stock to be so distributed on a Pro Rata basis to the Holders of Allowed Class 2A Claims shall collectively represent 100% of the outstanding shares of New G&L Inc. Common Stock on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program and/or (b) the Warrants, to the extent that the Warrants are issued pursuant to the terms of the Plan). Upon the issuance of these shares of New G&L Inc. Common Stock pursuant to the Plan, all such shares of New G&L Inc. Common Stock will be deemed fully paid and nonassessable.

The Debtors believe that the Klopman Sale will generate net cash proceeds of approximately $24,200,000 for distribution on a Pro Rata basis to the Holders of Allowed Class 2A Claims on the Effective Date, and that there will not be any Excess Cash available for such distribution.

The Debtors shall provide the sum total of the distributions to be made to the Senior Credit Facility Lenders under the Plan as set forth in the immediately preceding paragraphs to the Agent, which, in turn, shall make Pro Rata distributions thereof to the individual Holders of Allowed Senior Credit Facility Claims as set forth in Plan Section 5.2. The Agent shall take all steps reasonably necessary to effectuate such Pro Rata distributions to the individual Holders of Allowed Senior Credit Facility Claims.

In addition, all letters of credit issued under the Senior Credit Facility and outstanding as of the Effective Date, if any, shall be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility, on terms reasonably acceptable to the issuer of such Senior Credit Facility letters of credit.

The provisions of the Exit Credit Facility relating to covenants, prepayments, and collateral shall be consistent with those as set forth in the New G&L Inc. Term Notes and subject to the Intercreditor Agreement.

The Allowed Senior Credit Facility Claims shall be considered Allowed Claims against (a) G&L Inc. (in its capacity as the borrower under the Senior Credit Facility) and (b) all of the other Debtors (in their capacity as the Senior Credit Facility Guarantors), but the Holders of such Claims shall not, and shall not be entitled to, receive a separate distribution from each of the Debtors on account of such Allowed Claims. Instead, the Holders of Allowed Senior Credit Facility Claims shall receive a single distribution thereon in full satisfaction of all such Allowed Claims against all of the Debtors, which distribution shall be in the amount and manner as set forth in Section 5.2 of the Plan. The sum total of the value of the payments and other distributions to be made to the Holders of Allowed Senior Credit Facility Claims as of the Effective Date shall not exceed the aggregate amount of Allowed Senior Credit Facility Claims.

On the Effective Date, all outstanding notes issued to the Senior Credit Facility Lenders under the Senior Credit Facility and/or the Senior Credit Facility Guarantees (if any) shall be cancelled and be deemed terminated and of no force and effect.

Class 2A is impaired, and the Holders of Class 2A Claims are entitled to vote to accept or to reject the Plan.

The Debtors estimate that, as of the Effective Date, the total amount of Allowed Senior Credit Facility Claims will be approximately $298 million less the Klopman Sale proceeds.

(b)	Class 3 — General Unsecured Claims.

Class 3 consists of General Unsecured Claims, which, unless otherwise specified in the Plan, consist of all Claims (including, but not limited to, any Claims of Vendors or Employees; Rejection Claims, if any; and, as provided for in, and determined in accordance with, Bankruptcy Code § 506(a), any undersecured or unsecured portions of Secured Claims, to the extent the Holder thereof has not timely elected application of Bankruptcy Code § 1111(b)(2) with respect to such Claim) against one or more of the Debtors that are neither Secured Claims (as provided for, and determined in accordance with, Bankruptcy Code § 506(a)); Senior Credit Facility Claims; Administrative Claims; Priority Claims; Tax Claims; Intercompany Claims; Senior Subordinated Notes Claims; nor DIP Facility Claims, and are not otherwise entitled to priority under the Bankruptcy Code or an order of the Bankruptcy Court.

Pursuant to the Plan, each Holder as of the Distribution Record Date of an Allowed Class 3 Claim shall receive on the Effective Date (or as soon thereafter as is practicable) such Holder’s Pro Rata share of $500,000.

All such distributions shall be made directly to such Holders by either the Debtors, the Reorganized Debtors, or any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.8(a) of the Plan.

The sum total of the value of the distributions to be made to the Holders of Allowed General Unsecured Claims, as of the Effective Date, shall not exceed the aggregate amount of Allowed General Unsecured Claims.

Class 3 is impaired, and the Holders of Class 3 Claims are entitled to vote to accept or to reject the Plan.

The Debtors estimate that, as of the Petition Date, the total amount of Allowed General Unsecured Claims was approximately $15 million, comprised, in part, of approximately $130,000 against G&L Inc., $9.1 million against G&L Industries, $1,000 against G&L Properties, $19,000 against G&L Services, and $5.2 million against Swift Textiles.

(c)	Class 4 — Senior Subordinated Notes Claims.

Class 4 consists of Senior Subordinated Notes Claims. Pursuant to the Plan, provided that Class 4 votes to accept the Plan as a Class in accordance with Bankruptcy Code § 1126(c), each Holder of an Allowed Class 4 Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each such Holder of an Allowed Class 4 Claim shall receive such Holder’s Pro Rata share of 100% of the Warrants. As of the Effective Date, the Warrants, if issued hereunder, shall represent, in the aggregate, the right to purchase up to 3% of the outstanding shares of New G&L Inc. Common Stock (after giving effect to the issuance of the shares upon the exercise of the Warrants) on a fully-diluted basis pursuant to the terms and subject to the conditions thereof. Any shares issuable upon the exercise of such Warrants are subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of the options to be granted pursuant to the Management Incentive Program.

Pursuant to Section 6.09 of the Senior Subordinated Notes Indenture, and as set forth further in Section 6.7(c) of the Plan, all distributions of the Warrants or cash (as applicable) to the Holders of Allowed Class 4 Claims provided for under Plan Section 5.4 on account of the Allowed Senior Subordinated Notes Claims, if any, shall be made to the Senior Subordinated Notes Indenture Trustee for further distribution to the Holders of Allowed Senior Subordinated Notes Claims. If applicable, the Senior Subordinated Notes Indenture Trustee shall thereafter take all steps reasonably necessary and appropriate to effectuate such distribution of the Warrants or cash (as applicable) to the Holders of Allowed Senior Subordinated Notes Claims (including, but not limited to, in its discretion, making a distribution of the appropriate amount of Warrants or cash (as applicable) to the record holders of the Senior Subordinated Notes with instructions that such record holders subsequently distribute such Warrants or cash (as applicable) to the applicable beneficial Holders of Allowed Senior Subordinated Notes Claims on whose behalf such record holder holds the Senior Subordinated Notes).

On the Effective Date, all (a) outstanding Senior Subordinated Notes and (b) all outstanding notes issued in connection with the Senior Subordinated Notes Guarantees (if any) shall be cancelled and be deemed terminated and of no force and effect. A Senior Subordinated Noteholder shall not be entitled to any distribution under the Plan on account of its Senior Subordinated Notes Claim unless and until such Senior Subordinated Noteholder has first surrendered or caused to be surrendered all notes, if any, issued to it under or in connection with the Senior Subordinated Notes and/or the Senior Subordinated Notes Guarantees in the manner set forth in Section 6.7(b) of the Plan.

The Allowed Senior Subordinated Notes Claims shall be considered Allowed Claims against (a) G&L Inc. (in its capacity as the issuer of the Senior Subordinated Notes) and (b) all of the other Debtors (in their capacity the Senior Subordinated Notes Guarantors), but the Holders thereof shall only receive a single distribution thereon, which shall be in the amount and manner as set forth in Sections 5.4 and 6.17 of the Plan, and shall not be entitled to receive a separate distribution from each of the Debtors on account of such Allowed Claims. The sum total of the value of the distributions to be made to the Holders of Allowed Senior Subordinated Notes Claims, as of the Effective Date, shall not exceed the aggregate amount of Allowed Senior Subordinated Notes Claims.

The Holders of Allowed Class 4 Claims shall receive no distribution under the Plan (of Warrants, cash, or otherwise) on account of such Claims in the event that Class 4 votes to reject the Plan as a Class in accordance with Bankruptcy Code § 1126(c). In addition, the distribution of the Warrants to the Holders of Allowed Senior Subordinated Notes Claims under the Plan is premised on a determination that such distribution would not cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise. If the distribution of the Warrants to the Senior Subordinated Noteholders would cause Reorganized G&L Inc. to become a reporting company, the Debtors reserve the right, with the consent of the Lender Steering Committee, to make, in lieu of the Warrants, a cash distribution to the Holders of Allowed Class 4 Claims (subject to the de minimis distribution limitation set forth in Plan Section 6.24, if applicable); the aggregate amount of such cash would be determined based upon the total value ascribed to the Warrants in this Disclosure Statement.

Class 4 is impaired, and the Holders of Class 4 Claims are entitled to vote to accept or to reject the Plan.

The Debtors estimate that, as of the Effective Date, the total amount of Allowed Senior Subordinated Notes Claims will be approximately $313 million.

(d)	Class 6 — Debtor Subsidiaries Old Stock Interests.

Class 6 consists of all Interests arising under or in connection with the Old Stock of all of the Debtor Subsidiaries.

Pursuant to the Plan, the holders of Class 6 Interests shall not receive any distributions under the Plan on account of their Interests, provided that (except as may be modified by any Restructuring Transaction or with respect to the Dissolved Entities) the Debtors’ existing corporate structure of affiliate and/or subsidiary ownership shall be maintained and unaffected by the Plan, as set forth further in Plan Section 6.3.

Class 6 is impaired, and the Holders of Interests in Class 6 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).

(e)	Class 7 — G&L Inc. Preferred Stock Interests.

Class 7 consists of all Allowed Interests of the Holders of G&L Inc. Preferred Stock under or in connection with the G&L Inc. Preferred Stock (if any).

On the Effective Date, all outstanding shares of G&L Inc. Preferred Stock, if any, shall be cancelled and be deemed terminated and of no force and effect. No distribution of any kind shall be made on account of the G&L Inc. Preferred Stock under the Plan.

Class 7 is impaired, and the Holders of Interests in Class 7 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).

(f)	Class 8 — G&L Inc. Common Stock Interests.

Class 8 consists of all Allowed Interests of the Holders of G&L Inc. Common Stock under or in connection with the G&L Inc. Common Stock.

On the Effective Date, all outstanding shares of G&L Inc. Common Stock shall be cancelled and be deemed terminated and of no force and effect. No distribution of any kind shall be made on account of the G&L Inc. Common Stock under the Plan.

Class 8 is impaired, and the Holders of Interests in Class 8 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).

(g)	Allocation of Distributions.

All distributions paid to Holders of Claims in satisfaction thereof pursuant to the Plan shall be allocated first to the original principal amounts of such Claims (as determined for federal income tax purposes) and, second, to the portion of such Claims representing interest (as determined for federal income tax purposes), and any excess thereafter shall be allocated to the remaining portion of such Claims, provided, however, that payments made to Holders of Class 2A Claims shall be allocated in accordance with the terms of the Senior Credit Facility.

(h)	Distribution Limitations.

Notwithstanding any other provision of the Plan to the contrary, no distribution shall be made on account of any Claim, or part thereof, (i) that is not an Allowed Claim or (ii) that has been avoided or is subject to any objection. The sum total of the value of the distributions to be made on the Initial Distribution Date to all Claims in a particular Class (if any) shall not exceed the aggregate amount of the Allowed Claims in such Class (if any).

(i)	Limitations on Amounts to Be Distributed to Holders of Allowed Insured Claims.

Distributions under the Plan to each Holder of an Allowed Insured Claim will be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the Holder thereof under any pertinent insurance policies and applicable law. Nothing in Plan Section 5.10 will constitute a waiver of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, or liabilities that any entity may hold against any other entity, including the Debtors’ insurance carriers.

(j)	Special Provision Regarding Impaired Claims.

Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are impaired under the Plan, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against such Claims.

C.	Implementation of the Plan.

1.	Dissolution.

After the Confirmation Date, but prior to the Effective Date, the Dissolved Entities, which are both Delaware corporations, shall be dissolved in accordance with Sections 275 and 303 of the Delaware General Corporation Law. The respective Boards of Directors and officers of the Dissolved Entities shall take all such other actions as are necessary and appropriate to effectuate the dissolution of the Dissolved Entities, including, but not limited to (i) the designation and authorization of an officer or officers to execute a certificate of dissolution and file such certificate with the appropriate Delaware state official and to tender to the appropriate Delaware state entities all taxes and fees, including assessment fees, authorized and/or required by law to be collected thereby, and (ii) take such other actions as such officer deems appropriate to effect such dissolutions. On or after the Effective Date, but, in any event, as soon as is practicable under the provisions of applicable Delaware state law, pursuant to such dissolutions, any tangible Assets (if any) of a Dissolved Entity shall be utilized to satisfy any remaining obligations of such Dissolved Entity (if any), and any Assets of the Dissolved Entities remaining thereafter shall be distributed and transferred to Reorganized G&L Inc. to be administered in accordance with the terms of the Plan. Any such dissolution shall require the consent of the Lender Steering Committee.

2.	Boards of Directors of the Reorganized Debtors.

As of the Effective Date, the respective Boards of Directors of each of the Reorganized Debtors that are corporations shall each initially have the same seven-person board of directors consisting of the following designations: one of whom shall be the Chief Executive Officer of Reorganized G&L Inc., and six of whom shall be designated by the Holders of a majority in dollar amount of the Senior Credit Facility Claims. The members of the respective Boards of Directors of each of the Reorganized Debtors shall be disclosed to the Bankruptcy Court pursuant to Bankruptcy Code § 1129(a)(5) on or before the Confirmation Date, unless otherwise permitted by the Bankruptcy Court. In addition, Reorganized G&L Inc. is authorized to appoint the officers and/or managers (as applicable) of any and all New Subsidiaries (if any), which officers shall have the authority to execute instruments on behalf of the applicable New Subsidiary(ies) (if any) and to otherwise bind these entities. No new directors shall be appointed with respect to either of the Dissolved Entities.

Each such director and officer will serve from and after the Effective Date until his or her successor is duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the terms of the applicable Amended and Restated Certificates of Incorporation and Amended and Restated By-laws or similar constituent documents of the applicable Reorganized Debtor and applicable state law.

3.	Ownership of the Reorganized Subsidiaries, the New Subsidiaries, and the Dissolved Entities.

Other than with respect to the Dissolved Entities, or otherwise in connection with a Restructuring Transaction, the ownership of the capital stock of the Reorganized Subsidiaries following the Effective Date shall be unaffected by the Plan, as each Debtor that owned or held the Old Stock of a Debtor Subsidiary or other domestic or foreign subsidiary as of the Effective Date shall, as a Reorganized Debtor on the Effective Date, own or hold such capital stock and/or equity interest (as applicable) in the corresponding Reorganized Subsidiary or other domestic or foreign subsidiary as of the Effective Date, such that, upon the Effective Date, the capital stock of the respective Reorganized Subsidiaries shall be owned or held as follows: Reorganized G&L Inc. shall own all of the capital stock of Reorganized Swift Textiles and Reorganized G&L Industries; Reorganized Swift Textiles, in turn, shall own all of the capital stock of Reorganized Swift Denim Properties; and Reorganized G&L Industries shall own all of the capital stock or interests (as applicable) of Reorganized G&L Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill Finishing, and Reorganized McDowell Weaving. In addition (other than with respect to any stock interests sold or otherwise transferred by any of the Debtors on or prior to the Effective Date), following the Effective Date, each Reorganized Debtor shall own and retain the equity interests in any non-Debtor foreign or other subsidiaries to the same extent that the applicable corresponding Debtor owned an equity interest in such non-Debtor foreign or other subsidiary as of the Effective Date. Reorganized G&L Inc. shall own all the capital stock of the Dissolved Entities until the effective date of the latter’s respective dissolutions in accordance with the provisions of applicable Delaware law. In addition, the applicable Reorganized Debtor shall own the equity interest in any New Subsidiary that such Reorganized Debtor causes to be established pursuant to any Restructuring Transaction(s).

4.	Issuance of New Securities; Execution of Plan Documents.

On the Effective Date (or as soon thereafter as is practicable), and other than as set forth in the Plan, Reorganized G&L Inc. shall issue the New G&L Inc. Term Notes, the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock), and the Warrants (to the extent that the Warrants are issued pursuant to the Plan); Reorganized Swift Textiles and Reorganized G&L Industries shall issue the respective New Intercompany Notes; and the Reorganized Debtors may issue other notes in connection with the Exit Credit Facility or otherwise in connection with any Plan Document. The (a) issuance of the New G&L Inc. Term Notes, the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock), and the Warrants, if any, by Reorganized G&L Inc. and (b) the issuance of the New Intercompany Notes by Reorganized Swift Textiles and Reorganized G&L Industries, respectively, all pursuant to the Plan (including, pursuant to Sections 4.4, 5.2, 5.4, and 6.19 thereof), and (c) the issuance of any and all other notes under or in connection with the Exit Credit Facility, the Exit Credit Facility Guarantees, the New G&L Inc. Term Notes Guarantees, or otherwise by any of the Reorganized Debtors, shall all be authorized by the Plan without the need for any further corporate action or court order.

The execution and delivery by the Debtor(s) or the Reorganized Debtor(s) party thereto and/or any New Subsidiary (as applicable), of all Plan Documents (including, without limitation, the Exit Credit Facility; any document memorializing the Management Incentive Program, the Registration Rights Agreement, the Stockholders’ Agreement, any indenture or similar agreement relating to the issuance of the New G&L Inc. Term Notes, the Warrants (if applicable) or the New Intercompany Notes, and/or any other agreement entered into, or instrument, security interest, guaranty, or note issued in connection with any of the foregoing, any other Plan

Document, any document relating to the formation of any New Subsidiary and the execution of any and all New Subsidiaries’ respective organizational documents and/or the consummation of any or all Restructuring Transactions contemplated in Section 6.23 of the Plan, the dissolution of the Dissolved Entities) and any other document necessary or appropriate to effectuate the events contemplated in the Plan and the Plan Documents, shall be authorized under the Plan without the need for any further corporate action or court order. All such Plan Documents shall also become effective and binding in accordance with their respective terms and conditions upon the parties thereto and shall be deemed to become effective simultaneously.

5.	Corporate Governance, Directors and Officers, and Corporation Action.

(a)	Amended and Restated Certificates of Incorporation, Amended and Restated Certificates of Formation, and Amended and Restated Limited Liability Company Operating Agreements.

On or before the Effective Date, (i) those Reorganized Debtors that are corporations shall file their respective Amended and Restated Certificates of Incorporation with the Secretary of the State of Delaware in accordance with Sections 242, 245, and 303 of the Delaware General Corporation Law and (ii) those Reorganized Debtors that are limited liability companies shall file their respective Amended and Restated Certificates of Formation in accordance with the provisions of applicable Delaware state law. Each of the Amended and Restated Certificates of Incorporation and the Amended and Restated Limited Liability Company Operating Agreements of the respective Reorganized Debtors (as applicable) will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by Bankruptcy Code § 1123(a). The Amended and Restated Certificate of Incorporation of Reorganized G&L Inc. shall (a) provide (i) what that the number of authorized shares of New G&L Inc. Common Stock will be, which amount shall be determined by Debtors and the Lender Steering Committee prior to the Effective Date, and (ii) that the par value of the New G&L Inc. Common Stock shall be $0.01 and (b) provide for the issuance of the New Restricted Stock under the Management Incentive Program. After the Effective Date, the Reorganized Debtors may amend and restate their respective Amended and Restated Certificates of Incorporation, Amended and Restated By-Laws, Amended and Restated Limited Liability Company Operating Agreements, Amended and Restated Certificates of Formation, and/or other constituent documents (as applicable) as permitted by governing Delaware general corporation law or limited liability company law (as applicable).

(b)	Corporate Action.

On or before the Effective Date: the execution and delivery of the Exit Credit Facility and all actions reasonably necessary and desirable to effectuate the same; the adoption of the Management Incentive Program, the execution and delivery of the Registration Rights Agreement, and/or the Stockholders’ Agreement, and all actions reasonably necessary and desirable to effectuate any of the foregoing; the reservation of authorized but unissued shares of New G&L Inc. Common Stock for issuance upon exercise of (x) the options to be granted pursuant to the Management Incentive Program and (y) the Warrants (if any); the dissolution of the Dissolved Entities and all actions reasonably necessary and desirable to effectuate the same; the adoption and/or filing (as applicable) of the Amended and Restated Certificates of Incorporation, the Amended and Restated Certificates of Formation, the Amended and Restated Limited Liability Company Operating Agreements, the Amended and Restated By-Laws, or similar constituent documents; the selection of the directors, officers, and/or managers of the respective Reorganized Debtors and any New Subsidiary, if any (as applicable); the formation of any New Subsidiary and the consummation and execution of any or all Restructuring Transactions contemplated by Section 6.23 of the Plan; the transfer of any remaining property (including, but not limited to, U.S. trademark registrations and U.S. copyright registrations) from any Dissolved Entity to Reorganized G&L Inc.; the execution and delivery of each Plan Document (including, but not limited to, the Exit Credit Facility and the Exit Credit Facility Guarantees) and any other document reasonably necessary or appropriate to effectuate the events contemplated in the Plan and/or therein (including, but not limited to, any and all Restructuring Transactions, the Exit Credit Facility, the New G&L Inc. Term Notes, the New Intercompany Notes, or any guarantees or notes issued in connection therewith); and all other actions contemplated by the Plan, the Plan Documents, or such other documents shall be authorized and approved in all respects (subject to the provisions of the Plan) without the need for any further corporate action or court order. All matters provided for in the Plan involving the corporate structure, assets, and/or operations of the Debtors, the Reorganized Debtors, or any New Subsidiary, and any corporate action required by the Debtors, the Reorganized Debtors, or any New Subsidiary in connection with the Plan or the Plan Documents (including any corporate action as may be necessary or appropriate to consummate any Restructuring Transaction(s) contemplated in Section 6.23 of the Plan), shall be deemed to have occurred and shall be in effect, without any requirement of further action by the respective security holders, members, officers, or directors of the Debtors, the Reorganized Debtors, or any New Subsidiary. After the Confirmation Date and on or prior to the Effective Date, the appropriate members of the Boards of Directors and/or members or officers of the Debtors, the Reorganized Debtors, or any New Subsidiary (as applicable), are authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates, and instruments contemplated by the Plan (including in Section 6.23 of the Plan) and/or the Plan Documents in the name of and on behalf of the applicable Debtor(s), Reorganized Debtor(s), or New Subsidiary(ies) (as applicable).

6.	Administration of the Plan.

After the Effective Date, the Reorganized Debtors, and any New Subsidiaries (as applicable) shall respectively perform those responsibilities, duties, and obligations set forth in the Plan, including, without limitation, making distributions as provided under the Plan, objecting to the allowance of any Claim, and prosecuting any litigation pertaining thereto, paying such Claims as may be later Allowed, all as contemplated by the dispute resolution procedures contained in Section 6.11 of the Plan, and overseeing and governing the continuing affairs and operations of the Reorganized Debtors and any such New Subsidiaries (as applicable) on a going-forward basis.

The Reorganized Debtors and the New Subsidiaries, if any (as applicable), may retain such management, law firms, accounting firms, experts, advisors, agents, consultants, investigators, appraisers, auctioneers, or other professionals as they may deem necessary, including, without limitation a transfer or disbursing agent, to aid them in the performance of their responsibilities pursuant to the terms of the Plan. It shall not be a requirement that any such parties retained by any of the Reorganized Debtors or any of the New Subsidiaries (as applicable) be a “disinterested person” (as such term is defined in Bankruptcy Code § 101(14)), and such retained parties may include Professionals or other Persons who had previously been active in these Cases on behalf of any Debtor, Creditor, Interest Holder, Committee, or other constituency herein.

The respective Boards of Directors and management of the Debtors, the Reorganized Debtors, and any New Subsidiaries (as applicable) shall perform the duties and obligations imposed on them by the Plan with reasonable diligence and care under the circumstances.

The Reorganized Debtors shall be responsible for filing all federal, state, and local tax returns for the Debtors and for the Reorganized Debtors.

To the extent the manner of performance is not specified, the Debtors, the Reorganized Debtors, and the New Subsidiaries, if any (as applicable), will have the discretion to carry out and perform all other obligations or duties imposed on them by, or actions contemplated or authorized by, the Plan, any Plan Document, or by law in any manner their respective Boards of Directors or officers so choose, as long as such performance is not inconsistent with the intents and purposes of the Plan.

7.	Provisions Relating to Existing Notes and Existing Stock.

On the Effective Date, the Senior Subordinated Notes; any and all notes issued in connection with the Senior Credit Facility, the DIP Facility, or any of the Guarantees; the Old Intercompany Notes; the G&L Inc. Common Stock; any G&L Inc. Preferred Stock; and any options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating any of the Debtors to issue, transfer, or sell any shares of G&L Inc. Common Stock or G&L Inc. Preferred Stock, shall be canceled and be deemed terminated, cancelled, extinguished, and of no force and effect, and the Holders thereof shall have no rights, and such instruments shall evidence no rights, except the right to receive the distributions (if any) to be made to the Holders of such instruments under the Plan.

No Holder of any of the Senior Subordinated Notes or any notes issued in connection with the DIP Facility or any of the Guarantees shall be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered (in the manner set forth below) (i) to the Senior Subordinated Notes Indenture Trustee, with respect to the Senior Subordinated Notes and/or the Senior Subordinated Notes Guarantees or (ii) to the DIP Agent, with respect to any notes issued in connection with the DIP Facility and/or the DIP Facility Guarantees (if any), the original notes held by it or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in form customarily utilized for such purposes that is reasonably satisfactory to the Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors. If a Holder has actual possession of any Senior Subordinated Note or any note issued in connection with the DIP Facility or any of the Guarantees, then such Holder must physically surrender or cause to be surrendered its note(s) to, and in accordance with the procedures required by (i) the Senior Subordinated Notes Indenture Trustee, with respect to the Senior Subordinated Notes and/or the Senior Subordinated Notes Guarantees or (ii) to the DIP Agent, with respect to any notes issued in connection with the DIP Facility and/or the DIP Facility Guarantees (if any). The Senior Subordinated Notes Indenture Trustee and the DIP Agent shall in turn physically surrender or cause to be surrendered to the Reorganized Debtors any and all notes previously surrendered to it in accordance with this paragraph and any and all other notes previously held by such party in connection with the Senior Subordinated Notes Indenture or any notes issued in connection with the DIP Facility or any of the Guarantees (if any), as applicable. Alternatively, if a Senior Subordinated Noteholder holds its Senior Subordinated Note in book-entry form, then such Holder shall comply with such procedures and provide such instructions as are necessary to surrender the Senior Subordinated Notes electronically. As soon as practicable after such surrender of the applicable note(s) or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in Plan Section 6.7(b), the DIP Agent and the Senior Subordinated Notes Indenture Trustee (as provided in Plan Sections 3.1 and 5.4, respectively) shall make the distributions provided in the Plan with respect to the applicable Allowed Claim(s). Promptly upon the surrender of such instruments, the Reorganized Debtors and/or the Senior Subordinated Notes Indenture Trustee (as applicable) shall cancel the (1) Senior Subordinated Notes and (2) any and all notes issued in connection with the DIP Facility or any of the Guarantees (if any).

For the purpose of distributions to the Holders of Allowed Senior Subordinated Note Claims, the Senior Subordinated Notes Indenture Trustee shall be deemed to be the sole Holder of all such Claims. All distributions on account of Allowed Senior Subordinated Note Claims shall be distributed to the Senior Subordinated Notes Indenture Trustee for further distribution to the Senior Subordinated Noteholders pursuant to the terms and subject to the conditions of the Senior Subordinated Notes Indenture and the Plan. On the Effective Date, the obligations under the Senior Subordinated Notes and the Senior Subordinated Notes Indenture shall be deemed terminated, canceled, and extinguished (all without any further action by any person or the Bankruptcy Court) and shall have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Section 5.4 thereof; provided, however, that the Senior Subordinated Notes shall not be deemed canceled on the books and records of the Senior Subordinated Notes Indenture Trustee, the applicable securities depositories, clearing systems, or broker, bank, or custodial participants in the clearing system so as to facilitate distributions to the Senior Subordinated Noteholders. The authority of the Senior Subordinated Notes Indenture Trustee under the Senior Subordinated Notes Indenture shall be terminated as of the Effective Date; provided, however, that the Senior Subordinated Notes Indenture shall continue in effect solely for the purposes of (i) allowing the Senior Subordinated Notes Indenture Trustee to make the distributions as provided for in the Plan and to perform any and all current and future administrative functions and (ii) permitting the Senior Subordinated Notes Indenture Trustee to maintain its continuing charging lien against any and all distributions payable to the Senior Subordinated Noteholders to the extent that the Senior Subordinated Notes Indenture Trustee has not received or does not receive payment for fees, costs, and expenses incurred in the performance of any function associated with the Senior Subordinated Notes Indenture or the Plan.

8.	Delivery of Distributions; Unclaimed Property; Undeliverable Distributions.

Except as provided in Sections 3.1, 5.2, 5.4, and 6.8(c) of the Plan, any distributions to Holders of Allowed Claims under the Plan shall be made: (i) at the addresses set forth on the Schedules, or on the respective Proofs of Claim filed by such Holders in the event that the address indicated thereon differs from that set forth on such Schedules; or (ii) at the addresses set forth in any written notices of address change delivered to the Debtors or the Reorganized Debtors (if after the Effective Date) after the date of any related Proof of Claim.

In accordance with Bankruptcy Code § 1143, any Holder of any (i) Senior Subordinated Note or (ii) any note issued in connection with the DIP Facility or any of the Guarantees, that fails to surrender the applicable security or deliver an affidavit of loss and indemnity as provided in the Plan by 5:00 p.m. Eastern Standard Time on the date that is one year from and after the later of the Effective Date or the applicable Allowance Date with respect to any Claims arising from or relating to such Senior Subordinated Note or note issued in connection with the DIP Facility or any of the Guarantees (if any) shall be deemed to have forfeited all rights and claims in respect of such Claims and shall be forever barred from receiving any distributions under the Plan on account thereof (if any). In such cases, any property held for distribution by the Reorganized Debtors on account of Allowed Claims based on such Senior Subordinated Notes or note issued in connection with the DIP Facility or any of the Guarantees (if any) shall be redistributed in accordance with the provisions of the Plan.

If the distribution to the Holder of any Allowed Claim is returned to the Reorganized Debtors as undeliverable, no further distribution shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder’s then current address. The Reorganized Debtors shall retain undeliverable distributions to be redistributed in accordance with the provisions of the Plan.

Any Holder of an Allowed Claim who does not assert a claim for an undeliverable distribution by 5:00 p.m. Eastern Standard Time on the date that is one year after the date by which such Holder was first entitled to such distribution shall no longer have any claim to, or interest in, such undeliverable distribution and shall be forever barred from receiving any distribution under the Plan.

Nothing contained in the Plan shall require the Debtors or the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

9.	Funding of Cash Distributions under the Plan.

Any funds necessary to make the Cash distributions required under Articles III, IV, and V of the Plan and/or to fund the future obligations of the Reorganized Debtors shall (as applicable) be from: the Cash on hand of the Debtors and of the Reorganized Debtors (including, but not limited to, the Excess Cash, which shall be distributed to the Holders of Allowed Class 2A Claims in the manner set forth in Plan Section 5.2); the Exit Credit Facility; the Net Proceeds of the Klopman Sale, which shall be distributed to the Holders of Allowed Class 2A Claims in the manner set forth in Plan Section 5.2); and the future operations of the Debtors and the Reorganized Debtors (as applicable).

10.	Manner of Payments Under the Plan.

Any Cash payment to be made by the Debtors or the Reorganized Debtors (as applicable) pursuant to the Plan may be made by a check on a United States bank selected by the Debtors or the Reorganized Debtors (as applicable); provided, however, that Cash payments made to foreign Holders of Allowed Claims may be paid, at the option of the Debtors or the Reorganized Debtors (as applicable), in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

11.	Disputed Claims.

No distribution or payment shall be made on a Disputed Claim until such Disputed Claim becomes an Allowed Claim. On the Initial Distribution Date, the distributions reserved for the Holders of Disputed Claims in each Class under the Plan shall be deposited in reserve accounts segregated by the respective Classes in which the Disputed Claims exist (each reserve account a “Disputed Claims Reserve”).

Notwithstanding any other provisions of the Plan, the Reorganized Debtors (or any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of the Plan) shall withhold from the property to be distributed under the Plan, in each Disputed Claims Reserve, a sufficient Pro Rata share of the property to be distributed on account of the face amount of Claims that are Disputed Claims in such Class as of the Initial Distribution Date for such Class under the Plan. For the purposes of this provision, the “face amount” of a Claim is (i) the amount set forth on the Proof of Claim or such lower amount as may be determined in accordance with Section 6.11(c) of the Plan, unless the Claim is filed in an unliquidated amount; or (ii) if a Proof of Claim has been filed in an unliquidated amount, the amount determined in accordance with Section 6.11(c) of the Plan. In determining the amount of the Pro Rata distributions to the Holders of Allowed Claims in any Class for which a Disputed Claims Reserve has or will be established, the calculation of the amount of Pro Rata distribution to each Holder of an Allowed Claim in such Classes shall be made as if all Disputed Claims in the applicable Class were Allowed Claims in their respective face amounts.

As to any Disputed Claim (including, without limitation, any unliquidated Claim), the Bankruptcy Court shall, upon motion by the Debtors or the Reorganized Debtors (as applicable), estimate the maximum allowable amount of such Disputed Claim and the amount to be placed in the Disputed Claims Reserve on account of such Disputed Claim. Any Creditor whose Claim is so estimated by an Order of the Bankruptcy Court shall not have recourse to the Debtors or to the Reorganized Debtors (or any New Subsidiary), any assets theretofore distributed on account of any Allowed Claim, or any other entity or property (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) if the finally Allowed Claim of that Creditor exceeds that estimated maximum allowable amount. Instead, such Creditor shall have recourse only to the undistributed assets (if any) in the applicable Disputed Claims Reserve for the Claim of that Creditor and (on a Pro Rata basis with other Creditors of the same Class who are similarly situated) to those portions (if any) of the Disputed Claims Reserve for other disputed and unliquidated Claims of the same Class that exceed the ultimately allowed amount of such Claims.

All Cash held in the Disputed Claims Reserve accounts shall be invested in such investments as are described in Bankruptcy Code § 345. All earnings on such Cash shall be held in trust in the Disputed Claims Reserve accounts and shall be distributed only in the manner described in the Plan.

At such time as all or any portion of a Disputed Claim becomes an Allowed Claim, the distributions reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), shall be released from the appropriate Disputed Claims Reserve account and delivered to the Holder of such Allowed Claim. At such time as all or any portion of any Disputed Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon, shall be released from the appropriate Disputed Claims Reserve account and made available for redistribution or otherwise in the manner described in the Plan.

(i) After the Confirmation Date, the Debtors, and (ii) after the Effective Date, the Reorganized Debtors, shall have the authority to object to, settle, compromise, resolve, withdraw any objection to, or litigate Disputed Claims without the need for any Bankruptcy Court or other approval or any other or further notice.

Notwithstanding anything contained in Section 6.11 of the Plan to the contrary, if there exists any Disputed Administrative Claim or Disputed Tax Claim, or any Disputed Class 1 or 2B Claim, the Reorganized Debtors shall withhold in a separate reserve account the “face amount” (as calculated under Section 6.11(b) of the Plan) of any such Disputed Claim until and to the extent such Claim is determined to be an Allowed Claim.

12.	Bar Date for Objections to Claims.

Unless an earlier time is set by an order of the Bankruptcy Court, all objections to Claims (other than with respect to Administrative Claims and Rejection Claims) must be filed by the Claims Objection Bar Date; provided, however, that no such objections may be filed against any Claim after the Bankruptcy Court has determined by entry of a Final Order that such Claim is an Allowed Claim. As set forth in Section 1.32 of the Plan, with respect to any Claim, the Claims Objection Bar Date is the 180th day following the later of the Effective Date, the date such Claim is filed, and such later date as may be established from time to time by the Bankruptcy Court as the last date for filing objections to Claims. The failure by any party-in-interest, including the Debtors, to object to any Claim, whether or not unpaid, for purposes of voting shall not be deemed a waiver of such party’s rights to object to, or re-examine, any such Claim in whole or in part.

13.	Distribution Record Date.

At the close of business on the Distribution Record Date, the transfer records for the DIP Facility, the Senior Credit Facility, and the Senior Subordinated Notes shall be closed, and there shall be no further changes in the record holders of the Senior Credit Facility Claims, the DIP Facility Claims, the Allowed General Unsecured Claims (if any), the Senior Subordinated Notes

Claims, or any notes issued in connection with either the Senior Credit Facility or the DIP Facility (if any). Neither of the Debtors, the Reorganized Debtors, any disbursing agent or transfer retained by the Reorganized Debtors pursuant to Section 6.6(b) of the Plan, the DIP Agent, the Agent, nor the Senior Subordinated Notes Indenture Trustee shall have any obligation to recognize any transfer of the Senior Credit Facility Claims, the DIP Facility Claims, any notes issued in connection with either the Senior Credit Facility or the DIP Facility (if any), the Senior Subordinated Notes Claims, or Allowed General Unsecured Claims in Class 3 occurring after the Distribution Record Date and such parties shall be entitled, instead, to recognize and deal for all purposes under the Plan with only those record holders thereof as of the close of business on the Distribution Record Date.

14.	Management Incentive Program.

On or after the Effective Date, the Management Incentive Program shall be adopted by Reorganized G&L Inc. Under the Management Incentive Program, Reorganized G&L Inc. shall grant the Management Stockholders New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock. The initial grants to the Management Stockholders on the Effective Date (or as soon thereafter as is practicable) of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock shall be determined by the Lender Steering Committee. Thereafter, the Board of Directors of Reorganized G&L Inc. (or an appropriate committee thereof) may, from time to time, but subject to the terms and conditions of the Management Incentive Program, make additional grants of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock to the Management Stockholders under the Management Incentive Program. Any such subsequent grants of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock following the Effective Date shall be based upon the achievement of certain performance targets, which shall be determined by the Board of Directors of Reorganized G&L Inc. Following the Effective Date, the Management Incentive Program may be amended or modified by the Board of Directors of Reorganized G&L Inc. in accordance with the terms thereof, and any such amendment or modification shall not require any amendment of the Plan or further order of the Bankruptcy Court.

15.	Potential Restructuring Transactions.

The Debtors or the Reorganized Debtors may potentially engage in one or more Restructuring Transactions involving one or more of the Debtors’ or the Reorganized Debtors’ respective assets, liabilities, and/or operations (as applicable) and may otherwise take such actions that the Debtors or Reorganized Debtors determine to be necessary or appropriate to effect a corporate restructuring of their respective businesses to simplify or otherwise improve the overall corporate structure or operations of the Reorganized Debtors. Such transactions may include one or more mergers, consolidations, restructurings, dispositions, sales, or other transfers, leases, or assignments, liquidations, or dissolutions, or change from a corporation to a limited liability corporation or other legal form, as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate. The actions to effect these transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, formation of new subsidiaries, disposition, sale, transfer, assignment, lease, liquidation, or dissolution containing terms that are not inconsistent with the terms of the Plan and that satisfy the requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, lease, or delegation of any asset, property, right, liability, duty, or obligation on terms not inconsistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Debtors and the Reorganized Debtors are authorized by the Plan to take any and all actions as may be reasonably necessary or appropriate to effectuate any and all such potential Restructuring Transactions, to the extent such actions are not inconsistent with the terms of the Plan. Similarly, the respective Boards of Directors, officers, and/or member of the Debtors, the Reorganized Debtors, and the New Subsidiaries (as applicable) are authorized by the Plan to take all such actions as are necessary and appropriate to effectuate any and all Restructuring Transactions, without the need for any additional corporate action or court order.

The Restructuring Transactions may include one or more mergers, consolidations, restructurings, formations of new subsidiaries, dispositions, sales or other transfers, leases, or assignments, liquidations, or dissolutions that result in all or a portion of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Debtors or the Reorganized Debtors’ vesting in one or more surviving, resulting, or acquiring corporation(s) or similar entity. In each case in which the surviving, resulting, or acquiring corporation or similar entity in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation or similar entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation or similar entity, which may provide that another Reorganized Debtor will perform such obligations. The Restructuring Transactions shall be reasonably acceptable to the Lender Steering Committee.

16.	De Minimis Distributions.

No Debtor, Reorganized Debtor, or any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of the Plan, will distribute any Cash to the Holder of an Allowed Class 3 Claim if the amount of Cash to be distributed on account of such Claim is less than $25. Any Holder of an Allowed Claim on account of which the amount of Cash to be distributed is less than $25 will have its Claim for such distribution discharged and will be forever barred from asserting any such claim against the Reorganized Debtors, any New Subsidiary, or their respective property. Any Cash not distributed pursuant to Plan Section 6.24 will be the property of Reorganized G&L Inc., free of any restrictions thereon, and any such Cash held by any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of the Plan will be returned to Reorganized G&L Inc.

17.	Withholding and Reporting Requirements.

In connection with the Plan and all instruments issued in connection therewith and distributed thereon, the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of the Plan, the Agent, the DIP

Agent, and the Senior Subordinated Notes Indenture Trustee, as the case may be, shall comply with all applicable withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements.

18.	Non-Debtor Intercompany Claims.

All Non-Debtor Intercompany Claims shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine as appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors and their non-Debtors subsidiaries and Affiliates.

19.	Direction to Parties.

From and after the Effective Date, the Reorganized Debtors and/or the New Subsidiaries (if any) may apply to the Bankruptcy Court for an order directing any necessary party to execute or deliver or to join in the execution or delivery of any instrument required to effect a transfer of property dealt with by the Plan (including, but not limited to, pursuant to any Restructuring Transaction), and to perform any other act, including the satisfaction of any Lien, that is necessary for the consummation of the Plan, pursuant to Bankruptcy Code § 1142(b).

20.	Setoffs.

The Debtors shall, pursuant to Bankruptcy Code § 553, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, all claims, rights, and causes of action of any nature that the Debtors may hold against the Holder of such Allowed Claim that are not otherwise waived, released, or compromised in accordance with the Plan; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors of any such claims, rights, and causes of action that any of the Debtors may possess against such Holder; provided, further, however, that the Debtors shall not enforce rights of setoff (if any) against the Holders of Class 2A Claims.

21.	Preservation of Rights of Action.

Except as otherwise specified in the Plan, in accordance with Bankruptcy Code § 1123(b), as of the Effective Date, the Reorganized Debtors shall retain the Bankruptcy Claims and shall have the power, subject to any releases and/or waivers contained in the Plan or the Final DIP Order, (i) to institute and present in the name of the Debtors, or otherwise, all proceedings that they may deem proper in order to collect, assert, or enforce any claim (including, but not limited to, any and all Bankruptcy Claims), right, or title of any kind in or to any of the Debtors’ Assets or to avoid any purported Lien and (ii) to defend and compromise any and all actions, suits, or proceedings in respect of such Assets. The Debtors do not believe that the limited claims subject to releases and waivers are meritorious or would generate any material recoveries that would warrant the cost of pursuing such actions.

22.	Settlement of Bankruptcy Claims.

At any time after the Confirmation Date and before the Effective Date, notwithstanding anything in the Plan to the contrary, the Debtors may settle some or all of the Bankruptcy Claims with the approval of the Bankruptcy Court pursuant to Bankruptcy Rule 9019.

23.	Termination of Claims of Contractual Subordination of Holders of Senior Subordinated Notes Claims.

Provided that (i) Class 4 shall have voted as a Class to accept the Plan in accordance with Bankruptcy Code § 1126(c), (ii) the Bankruptcy Court shall have entered the Confirmation Order (approving, among other things, the provisions set forth in Plan Article IX and Plan Section 13.9), and (iii) the Effective Date shall have occurred and the Plan shall have been substantially consummated (as defined in § 1101(2) of the Bankruptcy Code), all rights, actions, or causes of action between or among the Holders of “Senior Indebtedness” (as such term is defined in the Senior Subordinated Notes Indenture) and Holders of Senior Subordinated Notes Claims relating in any manner whatsoever to Claims against the Debtors based upon any claimed right to contractual (including, but not limited to, pursuant to Section 12.01 of the Senior Subordinated Notes Indenture) or other subordination shall be satisfied, terminated, void, and of no further force and effect as of the Effective Date, so that notwithstanding any such rights, actions, or causes of action, each Holder of Senior Subordinated Notes Claims shall have the rights and benefits of the distributions provided in the Plan to such Holder.

24.	Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims.

The classification and treatment of Allowed Claims under the Plan take into consideration all Allowed Secondary Liability Claims. On the Effective Date, Allowed Secondary Liability Claims (except for Claims arising under the Senior Credit Facility) will be treated as follows:

(a) The Allowed Secondary Liability Claims arising from or related to any Debtor’s joint or several liability for the obligations under any (a) Allowed Claim that is being Reinstated under the Plan or (b) Executory Contract that is being assumed or deemed assumed by another Debtor or Reorganized Debtor or under any Executory Contract that is being assumed by and assigned to another Debtor or Reorganized Debtor any other entity will be Reinstated.

(b) Holders of all other Allowed Secondary Liability Claims will be entitled to only one distribution from the Debtors, which distribution shall be deemed to have been made by the Debtor that is primarily liable for the underlying Allowed Claim, which distribution will be as provided in the Plan in respect of such underlying Allowed Claim, and which Allowed Claim will be deemed satisfied in full by the distributions on account of the related underlying Allowed Claim. No multiple recovery on account of any Allowed Secondary Liability Claim (including, but not limited to, on account of any Claim based on any of the Guarantees or any guaranty related to an Executory Contract) will be provided or permitted.

25.	“Change of Control” Provision.

Notwithstanding anything contained herein or in the Senior Subordinated Notes Indenture to the contrary, the transactions to be consummated in accordance with the Plan shall not create, or be deemed to create, any (a) right on the part of a Senior Subordinated Noteholder to require that G&L Inc. or Reorganized G&L Inc. repurchase such Holder’s Senior Subordinated Notes or (b) any other claim in connection therewith, upon a “Change of Control,” as such term is defined and discussed in Section 4.14 of the Senior Subordinated Notes Indenture or in any Executory Contract being assumed pursuant to the Plan.

26.	Plan Supplement.

The Plan Supplement shall be filed with the Bankruptcy Court in the time established by the order of the Bankruptcy Court approving the Disclosure Statement (as such time may be extended by further orders of the Bankruptcy Court). Documents included in the Plan Supplement shall include the respective forms of the Amended and Restated Certificates of Incorporation, the Amended and Restated Bylaws, the Amended and Restated Limited Liability Company Operating Agreements, the Amended and Restated Certificates of Formation, the Stockholders’ Agreement, and the Registration Rights Agreement, the list of Assigned Executory Contracts (if any); the list of the Executory Contracts to be rejected under the Plan (if any); and a summary of the principal terms of the Management Incentive Program, among other Plan Documents. Upon its filing, the Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Debtors or through the Bankruptcy Court’s website, www.nysb.uscourts.gov.

27.	Consent or Acceptance by the Lender Steering Committee.

In connection with any and all provisions of the Plan calling for the consent or acceptance of the Lender Steering Committee, such consent or acceptance (as applicable) as manifested by a majority of the members thereof actually voting on the particular issue at hand, shall not unreasonably be withheld by the Lender Steering Committee or its members.

D.	Other Provisions of the Plan.

1.	Executory Contracts.

The Bankruptcy Code gives the Debtors the power, after the commencement of these Cases, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. Generally, an “executory contract” is a contract under which material performance (other than the payment of money) is still due by each party (including, but not limited to, unexpired leases). In this context, “assumption” of an executory contract means, among other things, that the Debtors re-affirm their obligations under the relevant lease or contract and cure all monetary defaults thereunder.

It is the intention of the Debtors, as of the Confirmation Date, but subject to the occurrence of the Effective Date, that all Executory Contracts will be deemed assumed by the applicable Debtors and (except as otherwise provided in (i) Section 7.2 of the Plan with respect to any Assigned Executory Contracts that shall be assigned to a New Subsidiary pursuant to a Restructuring Transaction, if any, and (ii) Section 7.8 of the Plan with respect to insurance policies that relate to the assets, liabilities, and/or operations that are the subject of any Restructuring Transaction or are otherwise to be assigned to a New Subsidiary pursuant to a Restructuring Transaction, if any, retained by the applicable Reorganized Debtors in accordance with the provisions and requirements of Bankruptcy Code §§ 365 and 1123, except those Executory Contracts that (i) have been rejected by order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Confirmation Date, (iii) are identified as “to be rejected” on the list included in the Plan Supplement, or (iv) are otherwise rejected pursuant to the terms of the Plan. Rejection of the Executory Contracts at issue in clauses (iii) and (iv) in the immediately preceding sentence shall be effective as of the Confirmation Date, subject to the occurrence of the Effective Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to Bankruptcy Code §§ 365(a) and 1123, subject to the occurrence of the Effective Date. Each Executory Contract assumed pursuant to the Article VII of the Plan that is not assigned to a New Subsidiary pursuant to Section 7.2 of the Plan shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law. The Debtors shall retain the right at all times prior to the Effective Date to reject any additional or other Executory Contract(s) not identified on the list thereof included in the Plan Supplement as “to be rejected.” Without limiting the effect of Plan Section 7.1, attached hereto as Exhibit E is a schedule of all known Executory Contracts anticipated to be assumed under the Plan, subject to the Debtors’ right to determine subsequently to reject such Executory Contracts; such list is divided into sub-categories, including, but not limited to, (i) insurance policies, (ii) Compensation and Benefits Programs (as defined below), and (iii) other Executory Contracts.

On the Effective Date or as soon thereafter as is practicable, the Reorganized Debtors shall assign all of the Assigned Executory Contracts set forth on the list thereof included in the Plan Supplement, if any, to the applicable New Subsidiaries in connection with the Restructuring Transactions contemplated in, and authorized by, Section 6.23 of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of any and all such assignments pursuant to Bankruptcy Code §§ 365 and 1123, if any. Each Assigned Executory Contract assigned pursuant to Article VII of the Plan to a New Subsidiary, if any, shall be fully enforceable by such New Subsidiary in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption and assignment, or (iii) applicable federal law.

Any monetary amounts by which each Executory Contract to be assumed or assigned to a New Subsidiary (if any, in the case of the Assigned Executory Contracts) pursuant to the Plan is in default shall be satisfied, pursuant to Bankruptcy Code § 365(b)(1) of the Bankruptcy Code, by payment of the default amount (as such amount has been agreed upon by the Reorganized Debtors, or in the event of a dispute regarding such default amount, as such amount has been determined by an order of the Bankruptcy Court) in Cash by the latest of (i) the Effective Date, (ii) in the event of a dispute regarding the default amount, within 10 days of the entry of an order of the Bankruptcy Court establishing such default amount, (iii) the date of an order of the Bankruptcy Court approving and authorizing the assumption or assignment of an Executory

Contract not otherwise assumed or assigned pursuant to the terms of the Plan, or (iv) on such other terms as the parties to such Executory Contracts may otherwise agree. Notwithstanding the foregoing, in the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of Bankruptcy Code § 365) under the contract or lease to be assumed or assigned, or (3) any other matter pertaining to assumption or assignment, the cure payments required by Bankruptcy Code § 365(b)(1) shall be made following the entry of a Final Order resolving the dispute and approving the assumption or assignment; provided, however, that (a) in the event the Bankruptcy Court determines that the actual cure payment owed to a particular non-Debtor party to an Executory Contract exceeds the proposed cure amount as set forth in the notice provided by the Debtors pursuant to Plan Section 7.4 or (b) the Debtors and the applicable non-Debtor party involved in any Assumption Dispute cannot otherwise consensually resolve such Assumption Dispute prior to the Effective Date, the Debtors may reject the Executory Contract at issue pursuant to Bankruptcy Code § 365 rather than paying the disputed cure amount, by presenting a proposed order for such rejection to the Bankruptcy Court. In the event any Executory Contract is so rejected, the non-Debtor party thereto shall be entitled to file a Proof of Claim pursuant to Section 7.5 of the Plan, which Claim shall be classified pursuant to Section 7.6 thereof, but shall not be entitled to any other or further Claim or relief from any of the Debtors, the Reorganized Debtors, or any New Subsidiary.

The Debtors shall provide notice to the non-Debtor party to any Executory Contract to be assumed and/or assigned to a New Subsidiary pursuant to any Restructuring Transaction of (i) the proposed default amount owed (if any) under the applicable Executory Contract and (ii) the last date by which such non-Debtor party may file an objection or other response with respect to such proposed default amount. Any non-Debtor party that fails to object or otherwise respond in a timely manner to such notice of proposed default amount owed shall be deemed to have consented to such proposed amount and/or to the assignment of the Executory Contract to the applicable New Subsidiary in the case of an Assigned Executory Contract (if any).

Each Person who is a party to an Executory Contract rejected pursuant to Article VII of the Plan shall be entitled to file, not later than 30 days after such rejection (or as otherwise provided by an order of the Bankruptcy Court), a Proof of Claim for alleged Rejection Claims. If no such Proof of Claim for Rejection Claims is timely filed, any such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors, any New Subsidiary, or their respective Estates or assets. Objections to any such Proof of Claim shall be filed not later than 120 days after such Proof of Claim is filed (or as otherwise provided by an order of the Bankruptcy Court), and the Bankruptcy Court shall decide any such objections. Payment of such Claims (consistent with the distributions to be received by Holders of other Claims in the Class into which such Claims fall, as determined by Section 7.6 of the Plan) shall be made no earlier than the later of (a) 10 days after the expiration of the 120-day period for filing an objection in respect of any Proof of Claim filed pursuant to Section 7.5 of the Plan and (b) 10 days after the Claim has been allowed by a Final Order, provided that no such payments shall be made before the Effective Date. Except as otherwise provided under the Plan, Rejection Claims against any Debtor shall be treated as Allowed Class 3 Claims to the extent they are Allowed Claims, and shall be satisfied in accordance with the Bankruptcy Code, the Plan, and the Confirmation Order.

On the Effective Date, in accordance with Section 6.33 of the Plan, any Allowed Secondary Liability Claim arising from or related to any Debtor’s joint or several liability for the obligations under or with respect to: (a) any Executory Contract that is being assumed or deemed assumed pursuant to section 365 of the Bankruptcy Code by another Debtor or Reorganized Debtor; (b) any Executory Contract that is being assumed by and assigned to another Debtor, Reorganized Debtor, or New Subsidiary (if any); or (c) a Reinstated Claim will be Reinstated. Accordingly, such Allowed Secondary Liability Claims will survive and be unaffected by entry of the Confirmation Order.

2.	Insurance Policies.

Unless otherwise rejected by the Debtors, all insurance policies of the Debtors providing coverage to the Debtors and/or the Debtors’ directors, officers, stockholders, agents, employees, representatives, and others for conduct in connection in any way with the Debtors, their assets, liabilities, and/or operations, to the extent such policies are Executory Contracts, shall be deemed assumed by the applicable Debtors as of the Confirmation Date. Without limiting the generality of the foregoing, on the Effective Date or as soon thereafter as is practicable, the Reorganized Debtors shall assign all insurance policies relating to the Debtors’ assets, liabilities, and/or operations that are the subject of a Restructuring Transaction (if any) to the applicable New Subsidiar(ies). Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and/or assignments pursuant to Bankruptcy Code §§ 365 and 1123 or otherwise. Each insurance policy assumed pursuant to Article VII of the Plan that is not also assigned to a New Subsidiary pursuant to Section 7.8 of the Plan shall revest in, and be fully enforceable by, the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law. Each insurance policy assigned pursuant to Article VII of the Plan to a New Subsidiary (if any) shall be fully enforceable by such New Subsidiary in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption and assignment, or (iii) applicable federal law. Whether such insurance policies are Executory Contracts or not, if they have not done so already, on or prior to the Effective Date, the applicable Debtors shall cure any defaults under such insurance policies. Without limiting the effect of Plan Section 7.8, the schedule of all known Executory Contracts attached hereto as Exhibit E and referenced in Section VII.D.1 above will include all known insurance policies anticipated to be assumed.

3.	Compensation and Benefits Programs.

Except as otherwise expressly provided under the Plan or any exhibit thereto, unless otherwise rejected or lawfully terminated by the Debtors, all employment agreements, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their Employees, retirees, and non-Employee directors, including, without limitation, all savings plans (including, but not limited to, any profit-sharing plans), pension or retirement plans (including, but not limited to, any plans qualified under Internal Revenue Code § 401(a)), healthcare plans, disability plans, severance benefit plans, and life, accidental death, and dismemberment insurance plans in effect as of the Confirmation Date (collectively, the “Compensation and Benefits Program”) either shall be (i) treated as Executory

Contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of Bankruptcy Code §§ 365 and 1123 or (ii) otherwise deemed assumed on the Effective Date. Without limiting the effect of Plan Section 7.9, the schedule of all known Executory Contracts attached hereto as Exhibit E and referenced in Section VII.D.1 above will include all known Compensation and Benefits Programs anticipated to be assumed.

On the Effective Date or as soon thereafter as is practicable, any and all New Subsidiaries shall be named as a participating employer(s) under the applicable Compensation and Benefits Programs, as determined by the Reorganized Debtors. Alternatively, in the event a particular Compensation and Benefits Program does not contain a “participating employer” concept, action shall be taken otherwise to effect coverage thereunder of applicable employees of the relevant New Subsidiary, if any, as determined by the Reorganized Debtors. Except as otherwise set forth in the Plan, any employee of any New Subsidiary so covered under the Compensation and Benefits Programs shall be eligible for the benefits and entitlements thereunder to the same extent as such employee was eligible thereunder prior to the Effective Date.

4.	Obligations to Indemnify Directors, Officers, and Employees, Etc.

The obligations of each Debtor or Reorganized Debtor to indemnify any person serving as one of its directors, officers, employees, agents, representatives, management, or otherwise on or following the Petition Date by reason of such person’s service on or following the Petition Date in such a capacity or as a director, officer, employee, agent, representative, manager, or otherwise of another corporation, partnership, or other legal entity, to the extent provided in the applicable certificates of incorporation, by-laws, or similar constituent documents, by statutory law or by written agreement, policies, or procedures of or with such Debtor, will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code or otherwise as of the Effective Date. Accordingly, such indemnification obligations will not be discharged but will instead survive and be unaffected by entry of the Confirmation Order. Without in any way limiting the generality of the foregoing, the Reorganized Debtors shall maintain for a period of not less than six years from the Effective Date coverage for the individuals covered, as of the Petition Date, by such policies at levels and on terms no less favorable to such individuals than the terms and levels provided for under the policies assumed pursuant to the Plan.

5.	Executory Contracts Entered Into After the Petition Date.

Executory Contracts entered into after the Petition Date by any Debtor, including any Executory Contracts assumed by such Debtor pursuant to Bankruptcy Code § 365, will be performed by the Debtor or the Reorganized Debtor liable thereunder in accordance with the terms and subject to the conditions of such Executory Contract(s) in the ordinary course of its business. Accordingly, such Executory Contracts (including any Executory Contracts assumed pursuant to Bankruptcy Code § 365) will survive and remain unaffected by entry of the Confirmation Order. Without limiting the effect of Plan Section 7.11, the Disclosure Statement will contain a schedule of all known Executory Contracts entered into after the Petition Date by any Debtor, including any Executory Contracts assumed by any Debtor pursuant to Bankruptcy Code § 365.

6.	Pension Funding Agreement.

Notwithstanding any other provision of this Plan, any document contained in the Plan Supplement, or the Disclosure Statement (including any Exhibit thereto), the Debtors hereby expressly reserve the right to (i) reject the Pension Funding Agreement pursuant to Bankruptcy Code § 365, under the Plan or otherwise, and/or (ii) institute and present in the name of the Debtors, or otherwise, an action to avoid any purported Lien securing any liabilities owed to the PBGC under the Pension Funding Agreement, if any.

7.	Exculpation.

The Debtors, the Reorganized Debtors, the New Subsidiaries, each of the members of the Creditors Committee, the Creditors Committee Representative, the Senior Credit Facility Lenders, the DIP Facility Lenders, Agent, the Lender Steering Committee, the DIP Agent, the Released Parties (as defined below), and these parties’ respective members, principals, stockholders, affiliates, partners, officers, directors, employees, representatives, professionals, and agents (including any attorneys, financial advisors, investment bankers, and other professionals retained by such persons) shall have no liability to any Person (other than (i) any liability that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts or (ii) any potential or purported liability of Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding) for any act taken or not taken or any omission in connection with, or arising out of these Cases (and the commencement thereof); the Disclosure Statement, the Plan, the Exit Credit Facility, the Plan Documents, or the formulation, negotiation, preparation, dissemination, implementation, or administration, of any of the foregoing documents; the solicitation of votes for the pursuit of confirmation of the Plan; the confirmation and/or consummation of the Plan; the Plan Documents; any Restructuring Transaction; any contract, instrument, release, or other agreement or document created or entered into in connection with the Plan; or any other pre- or post-Petition act taken or omitted to be taken in connection with, or in contemplation of, any of the restructuring or other transactions contemplated herein and therein, or the administration of the Plan or the property to be distributed or transferred under the Plan; and, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan, and shall be fully protected in acting or refraining from acting in accordance with such advice.

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS (THE “COMMITTEE”) BELIEVES THE EXCULPATIONS CONTAINED IN SECTION 13.9 OF THE PLAN ARE COMPLETELY INAPPROPRIATE UNDER THE CIRCUMSTANCES OF THE CHAPTER 11 CASES AND URGES THAT YOU VOTE TO REJECT THE PLAN. The Committee has brought the Adversary Proceeding against Barclays as detailed in Section IV.H of this Disclosure Statement. The Committee has not yet determined whether there are other potential claims arising from the facts and circumstances of the Adversary Proceeding. Moreover, unsecured creditors may possess other claims against the proposed Released Parties. In light of the minimal recoveries proposed for unsecured creditors under the Plan, the Committee believes exculpation of the parties in the Chapter 11 Cases is inappropriate.

8.	Bar Date for Objections to Claims.

Unless an earlier time is set by an order of the Bankruptcy Court, all objections to Claims (other than with respect to Administrative Claims and Rejection Claims) must be filed by the Claims Objection Bar Date, which is defined in the Plan as, with respect to any Claim, the 180th day following the later of the Effective Date, the date such Claim is filed, and such later date as may be established from time to time by the Bankruptcy Court as the last date for filing objections to Claims; provided, however, that no such objections may be filed against any Claim after the Bankruptcy Court has determined by entry of a Final Order that such Claim is an Allowed Claim. The failure by any party-in-interest, including the Debtors, to object to any Claim, whether or not unpaid, for purposes of voting shall not be deemed a waiver of such party’s rights to object to, or re-examine, any such Claim in whole or in part.

E.	Retention of Jurisdiction.

1.	Claims and Actions.

Following the Effective Date, the Bankruptcy Court shall retain such jurisdiction over these Cases as is legally permissible, including, without limitation, such jurisdiction as is necessary to ensure that the intents and purposes of the Plan are carried out. The Bankruptcy Court shall also expressly retain jurisdiction (a) to hear and determine all Claims against any of the Debtors and (b) to enforce all causes of action that may exist on behalf of any of the Debtors, including, but not limited to, all Bankruptcy Claims.

2.	Retention of Additional Jurisdiction.

Following the Effective Date, the Bankruptcy Court shall also retain jurisdiction for the purpose of classification of Claims and Interests, the re-examination of Claims that have been allowed, and the dispositions of such objections as may be filed to any Claims, including Bankruptcy Code § 502(c) proceedings for estimation of Claims. The Bankruptcy Court shall further retain jurisdiction for the following additional purposes:

(a)	to decide all questions and disputes regarding title to the respective Assets of the Debtors, all causes of action, controversies, disputes, or conflicts, whether or not subject to any pending action as of the Effective Date, between any of the Debtors and any other party, including, without limitation, any right to recover assets pursuant to the provisions of the Bankruptcy Code;

(b)	to modify the Plan after the Effective Date in accordance with the terms of the Plan and pursuant to the Bankruptcy Code and the Bankruptcy Rules;

(c)	to enforce and interpret the terms and conditions of the Plan;

(d)	to enter such orders, including, but not limited to, such future injunctions as are necessary to enforce the respective title, rights, and powers of the Debtors and to impose such limitations, restrictions, terms, and conditions on such title, rights, and powers as the Bankruptcy Court may deem necessary;

(e)	to enter an order closing these Cases;

(f)	to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to implement the intents and purposes of the Plan;

(g)	to decide any and all objections to the allowance of Claims or purported Liens;

(h)	to determine any and all applications for allowances of compensation and reimbursement of expenses and the reasonableness of any fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

(i)	to determine any applications or motions pending on the Effective Date for the rejection, assumption, or assignment of any Executory Contract and to hear and determine, and, if need be, to liquidate any and all Claims and/or disputes arising therefrom;

(j)	to determine any and all applications, adversary proceedings, and contested matters that may be pending on the Effective Date;

(k)	to consider any modification of the Plan, whether or not the Plan has been substantially consummated, and to remedy any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, to the extent authorized by the Plan or the Bankruptcy Court;

(l)	to decide all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan or any Plan Document;

(m)	to consider and act on the compromise and settlement of any Claim against or cause of action by or against any of the Debtors arising under or in connection with the Plan;

(n)	to issue such orders in aid of execution of the Plan as may be authorized by Bankruptcy Code § 1142; and

(o)	to determine such other matters or proceedings as may be provided for under Title 28 or any other title of the United States Code, the Bankruptcy Code, the Bankruptcy Rules, other applicable law, the Plan, or in any order or orders of the Bankruptcy Court, including, but not limited to, the Confirmation Order or any order that may arise in connection with the Plan or the Confirmation Order.

F.	Releases.

1.	Generally.

In consideration for, among other things, the obligations under the Plan and the Plan Documents, and except as otherwise provided in the Plan, as of the Confirmation Date, but subject to the occurrence of the Effective Date, none of: (i) the Debtors, the Reorganized Debtors, or any New Subsidiary and these parties’ respective successors and assigns; (ii) the Agent, the DIP Agent, the Senior Credit Facility Lenders, and the DIP Facility Lenders; (iii) the members of the Creditors Committee; (iv) the respective present or former directors, officers, employees, predecessors, successors, members, agents, principals, representatives, stockholders, attorneys, advisors, financial advisors, accountants, underwriters, appraisers, investment bankers, and other professionals of any Person referred to in clauses (i), (ii), or (iii) of Section 9.6(a) of the Plan (in each instance acting in such capacity and not in any other capacity); and (v) any Person claimed to be liable derivatively through any Person referred to in clauses (i), (ii), (iii), or (iv) of Section 9.6(a) of the Plan (all such Persons referred to in clauses (i) through (v) (inclusive) of Section 9.6(a) of the Plan are referred to herein collectively as the “Released Parties”), shall have or incur any liability to (A) each holder of a Claim that votes in favor of the Plan or (B) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each Person that has held, holds, or may hold a Claim or Interest or at any time was a creditor or Interest Holder of any of the Debtors and that does not vote on the Plan or votes against the Plan (all such Persons referred to in clauses (A) and (B) of Section 9.6(a) of the Plan are referred to herein and therein collectively as the “Releasing Parties”) for any claim, obligation, right, cause of action, or liability (including, but not limited to, any claims arising out of, or relating to, any alleged fiduciary or other duty; any alleged violation of any federal securities law or any other law relating to creditors’ rights generally; any of the Released Parties’ ownership of any securities of any of the Debtors; or the potential avoidance of preferences or fraudulent conveyances or any derivative claims) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through and including the Effective Date in any way relating to the Debtors, these Cases, or the Plan; and all claims based upon or arising out of such actions or omissions shall be forever waived and released (other than the right to enforce the Debtors’ or the Reorganized Debtors’ obligations under (a) the Plan, (b) any settlement agreement (including any related postpetition agreements) approved by the Bankruptcy Court in these Cases, (c) the Assumed Contracts, or (d) the Plan Documents to be delivered under the Plan); provided, however, that such waiver and release will be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code. No release or waiver provided under Section 9.6 of the Plan shall affect the liability (a) of any non-Debtor Person (i) that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts or (ii) that arises under (A) the Internal Revenue Code, or any state, city, or municipal tax code, (B) the environmental laws of the United States, any state, city, or municipality, or (C) the criminal laws of the United States, any state, city, or municipality; or (b) of any Person, to the extent of any recoveries for a prepetition claim against a Released Party that may be obtained against a third-party insurer

(but, for the avoidance of doubt, any claim to which an insurer may be subrogated shall remain subject to this waiver or release). In addition, no waiver or release provided under Section 9.6 of the Plan shall be (i) construed as, or operate as a release of, or limitation on any objections to Claims, (ii) construed as, or operate as a release of, claims against attorneys in derogation of the Code or Professional Responsibilities, (iii) construed as, or operate as a release of, any claims or causes of action against Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding, or (iv) construed as, or operate as a release of, claims relating to any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA. Except as otherwise provided in the Plan, all Persons shall be forever precluded from asserting any claims released pursuant to Section 9.6 of the Plan against any of the Released Parties, or any of their respective assets; and to the extent that any Person receives monetary damages from any Released Party on account of any claim released pursuant to Section 9.6 of the Plan, such Persons hereby assign all of their respective right, title, and interest in and to such recovery to the Released Parties against whom such money is recovered.

Notwithstanding any provision of the Plan to the contrary, the releases contained in Section 9.6 of the Plan shall not be construed as, or operate as a release of, or limitation on (i) claims by the Releasing Parties against the Released Parties that do not relate to or involve the Debtors or (ii) objections to Claims.

THE COMMITTEE BELIEVES THE RELEASES CONTAINED IN SECTION 9.6 OF THE PLAN ARE COMPLETELY INAPPROPRIATE UNDER THE CIRCUMSTANCES OF THE CHAPTER 11 CASES AND URGES THAT YOU VOTE TO REJECT THE PLAN. The Committee has brought the Adversary Proceeding against Barclays as detailed in Section IV.H of this Disclosure Statement. The Committee has not yet determined whether there are other potential claims arising from the facts and circumstances of the Adversary Proceeding. Moreover, unsecured creditors may possess other claims against the proposed Released Parties. In light of the minimal recoveries proposed for unsecured creditors under the Plan, the Committee believes release of these potential claims is inappropriate.

2.	Release by the Debtors.

On the Effective Date, pursuant to Bankruptcy Rule 9019 or otherwise, the Debtors, the Reorganized Debtors, and any Person seeking to exercise the rights of the Debtors’ estates, including, without limitation, any successor to the Debtors or any estate representative appointed or selected pursuant to Bankruptcy Code § 1123(c), on their own behalf, and on behalf of all the Debtors’ respective Interest Holders and Creditors derivatively, hereby completely and forever release, waive, and discharge the Released Parties from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, and liabilities (including any Bankruptcy Claims), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity, or otherwise, that are based in whole or in part on any act, omission, transaction, or other occurrence taking place on or prior to the Effective Date in any way relating to a Debtor, these Cases, or the Plan that such entity has, had, or may have based upon any act or omission related to past service with, for, or on behalf of the Debtors or their Affiliates through and including the Effective Date, including, but not limited to, with respect to any actions to be contemplated by the Plan or not taken in connection herewith. The immediately preceding sentence shall not, however, apply to (i) any indebtedness of any Person to any of the Debtors for money borrowed by such Person or any other contractual obligation of any Person to any of the Debtors, (ii) any liability that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts, or (iii) any setoff or counterclaim that the Debtors may have or assert against any Person, provided that the aggregate amount thereof shall not exceed the aggregate amount of any Claims held or asserted by such Person against the Debtors. Holders of Claims and Interests against any of the Debtors shall be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any such claim that could be brought on behalf of or in the name of the Debtors. In addition, nothing in Plan Section 9.7 shall be construed as, or operate as a release of, (a) claims against attorneys in derogation of the Code of Professional Responsibilities, (b) any claims or causes of action against Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding, or (c) claims relating to any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA.

3.	Injunction Related to Releases.

The Confirmation Order will permanently enjoin the commencement or prosecution by any entity, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, or liabilities released pursuant to the Plan.

4.	Preservation of Insurance.

Notwithstanding anything provided therein to the contrary, the Plan shall not be deemed in any way to diminish or impair the enforceability of any insurance policies that may cover claims against any of the Debtors or any other Person.

5.	Modification and Reservation of Rights in the Event of Nonacceptance of the Plan.

Under the Plan, the Debtors reserve the right to request that the Bankruptcy Court confirm the Plan over the objection of any impaired Class or Interest in accordance with the applicable provisions of Bankruptcy Code § 1129(b). In the event that any impaired Class or Classes of Allowed Claims does not accept the Plan, upon the written request of the Debtors filed with the Bankruptcy Court, the Plan shall be modified, revised, and amended to provide such treatment as set forth in such request, to assure that the Plan does not discriminate unfairly, and is fair and equitable, with respect to the Classes rejecting the Plan, and, in particular, to provide the treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b) with respect to (i) the rejecting Classes and (ii) any other Classes adversely affected by the modifications caused by Article X of the Plan. In particular, the treatment of any rejecting Classes or adversely affected Classes shall be modified and amended from that set forth in Article V of the Plan, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b). These modifications may include, but shall not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting Classes and to any junior Classes affected thereby (even if such Classes previously accepted the Plan) consistent with Bankruptcy Code §§ 1129(b)(2)(B)(ii) and (C)(ii).

6.	Revocation or Withdrawal of the Plan.

The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors so revoke or withdraw the Plan, then the Plan shall be null and void and, in such event, nothing contained herein or in the Plan shall be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving any of the Debtors.

7.	Substantive Consolidation of the Debtors.

The Debtors reserve the right to seek the entry of an order of the Bankruptcy Court providing for the substantive consolidation of some or all of the Debtors for the purpose of implementing the Plan, including for purposes of voting, confirmation, and distributions to be made under the Plan, subject to the right of any party-in-interest to object to such relief.

G.	Risk Factors.

THE NEW G&L INC. TERM NOTES, THE NEW G&L INC. COMMON STOCK, AND THE WARRANTS TO BE ISSUED UNDER THE PLAN ARE SPECULATIVE OBLIGATIONS AND/OR SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. CREDITORS SHOULD CAREFULLY REVIEW THE FOLLOWING FACTORS TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT PRIOR TO VOTING ON THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

1.	Ability to Service Debt.

Based on historical growth and net cash provided by operating activities during recent fiscal years, anticipated growth and business prospects and management’s operating strategy, the Debtors anticipate that the Reorganized Debtors will be able to generate sufficient cash from operations to meet all of the cash obligations incurred pursuant to the Plan and the Plan Documents. If the Reorganized Debtors are unable to generate sufficient funds, however, funds will have to be derived from alternative sources such as equity financings, asset sales, additional borrowings, or reductions in capital expenditures. Unfavorable conditions in the financial markets and the textile industry, restrictive covenants contained in their debt instruments, and various other factors, such as fluctuations in the price of raw material cotton, may limit the ability of the Reorganized Debtors successfully to undertake any such actions, however, and no assurance can be given as to the availability of feasible alternative sources of funds. Any utilization of alternative sources of funds may impair the competitive position of the Reorganized Debtors, reduce their cash flows, or have other adverse consequences.

In addition, an economic downturn in the business environment in which any of the Reorganized Debtors’ business segments operates would reduce operating cash flow and could impair its ability to meet their obligations.

2.	Projected Operating and Financial Results.

The Debtors have prepared the financial projections attached as Exhibit C hereto. The assumptions on which these projections are based, however, are subject to significant uncertainties and, inevitably, some assumptions will not materialize. Also, unanticipated events and circumstances beyond the Reorganized Debtors’ control may affect the actual financial results.

Accordingly, neither the Debtors nor the Reorganized Debtors make any representation as to the accuracy of the projections or the Reorganized Debtors’ ability to achieve projected results. The actual results achieved will vary from the projected results and the variations may be material. It is urged that all of the assumptions and other caveats regarding the projections set forth in the Plan be examined carefully in evaluating the Plan.

The projections were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts. The Debtors’ independent auditors have not examined the projections or compiled such analysis and assume no responsibility therefor.

3.	No Assurance of a Public Market.

The New G&L Inc. Term Notes, the New G&L Inc. Common Stock, and the Warrants are all new securities for which there is currently no trading market. Subject of the terms of the Registration Rights Agreement, the New G&L Inc. Common Stock will not be listed on an exchange or traded over the counter. There can be no assurance that a market for any of these securities will develop, or, if such a market develops, of the liquidity of any such market.

4.	No Public Reporting.

G&L Inc. is currently a reporting company under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a result of the registration of the Senior Subordinated Notes and the G&L Inc. Common Stock, respectively, with the SEC. Under Section 15(d) of the Exchange Act, the duty to file reports under Section 15(d) is automatically terminated if, at the beginning of the fiscal year, the securities of each class to which the registration relates are held of record by less than 300 persons. Rule 15d-6 under the Exchange Act requires that notice of such termination be filed with the SEC on Form 15 within 30 days after the beginning of such fiscal year. Reporting obligations under Section 15(d) of the Exchange Act may also be terminated by filing a Form 15 with the SEC. Under Rule 12h-3 of the Exchange Act, the duty under Section 15(d) to file reports is suspended immediately for securities held of record by, among other things, fewer than 300 persons. Upon confirmation of the Plan, the Senior Subordinated Notes and the G&L Inc. Common Stock will be cancelled and thereby will be held by less than 300 persons. G&L Inc. expects to file a Form 15 with respect to the Senior Subordinated Notes and the G&L Inc. Common Stock, respectively, under either Section 15(d) or Rule 12h-3 of the Exchange Act depending upon the attendant circumstances.

Reorganized G&L Inc. will not initially file reports with the SEC. Unless and until Reorganized G&L Inc. becomes a “reporting company” pursuant to the Exchange Act, files on a timely basis the reports required to be filed thereunder, and otherwise complies with the provisions of Rule 144, the Holders of the New G&L Inc. Common Stock will not be able to resell any such securities pursuant to Rule 144. Accordingly, no assurance can be given that a holder of the New G&L Inc. Common Stock will be able to sell those securities in the future or as to the price at which such a sale may occur. The distribution of the Warrants to the Holders of Allowed Senior Subordinated Notes Claims under the Plan is premised on a determination that such distribution would not cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise. If, as a result, the Warrants are not distributed, cash may instead be available for distribution in an amount to be determined based upon the total value ascribed to the Warrants in this Disclosure Statement. See Section VII.B.4(c).

5.	Certain Tax Matters.

The Plan is subject to substantial uncertainties regarding the application of federal income tax laws, as well as state and local laws, to various transactions and events contemplated therein. See the section below entitled “Certain Federal Income Tax Considerations.”

6.	Competition.

As described above herein (see Section V.D.6 above entitled “Competition”), the textile industry in which the Debtors operate is highly competitive. Specifically, as set forth above, there are several major competitors in the finished cotton casual apparel fabrics business, none of which dominates the market. Purchasing decisions by the Debtors’ customers are influenced by a number of factors, including quality, price, manufacturing flexibility, delivery time, customer service, product styling, and differentiation. Competition among U.S. and foreign suppliers is affected by changing relative labor and raw material costs, lead times, political instability, and infrastructure deficiencies of newly industrializing countries, ecological concerns, human resource laws, fluctuating currency exchange rates, individual government policies, and international agreements regarding textile and apparel trade. As a result, the Debtors face competitive pressures in their markets from existing competitors and from the potential entry of new competitors.

7.	Consequences if the Plan is Not Confirmed or the Conditions to Effectiveness are Not Satisfied.

There can be no assurance that the Plan as proposed will be approved by the requisite number of Holders or amounts of Claims or by the Bankruptcy Court. Similarly, in the event that any impaired Class or Classes vote(s) to reject the Plan, there can be no assurance that the Debtors will be able to obtain confirmation of the Plan under the Bankruptcy Code’s so-called “cram-down” provisions. See the section below entitled “Confirmation Without Acceptance By All Impaired Classes.”

In the event the Plan is not confirmed within the exclusive time period allotted by the Bankruptcy Code and the Bankruptcy Court’s orders for the Debtors to propose and confirm the

Plan, any other party-in-interest may propose a plan of reorganization, and subsequent plans may be proposed and approved by the requisite majorities and be confirmed by the Bankruptcy Court. Notwithstanding Bankruptcy Court approval, it is possible that the Plan may not be consummated because of other external factors that may adversely affect the Debtors and their businesses.

Specifically, even if the Debtors obtain the requisite acceptances to confirm the Plan and/or the requirements for a “cram down” are met with respect to any Impaired Class that has rejected the Plan, there can be no assurance that the Bankruptcy Court will confirm the Plan. Pursuant to § 1128(b) of the Bankruptcy Code, any party-in-interest, including the United States Trustee, any creditor, or any equity holder, has the right to be heard by the Bankruptcy Court on any issue in the Cases. It is possible that such a party-in-interest could challenge, among other things, the terms of the Plan, the adequacy of disclosure in this Disclosure Statement, or the adequacy of the time period allotted under this solicitation for considering whether to accept or to reject the Plan (the “Solicitation”). Even if the Bankruptcy Court were to determine that the Solicitation was proper, it could still decline to confirm the Plan if it were to find that any statutory condition for confirmation had not been met. Bankruptcy Code § 1129 sets forth the requirements for confirmation. While the Debtors believe that the Plan complies with all of the confirmation requirements, there can be no assurance that the Bankruptcy Court will reach the same conclusion. A party-in-interest may also object to the classification or treatment of any claim or interest and might succeed in persuading the Bankruptcy Court that the classification or treatment of such claim or interest provided by the Plan is improper. In such event, it is the present intention of the Debtors to modify the Plan to provide for whatever reasonable classification or treatment may be required by the Bankruptcy Court for confirmation of the Plan and to use the votes received pursuant to the Solicitation for the purpose of obtaining the approvals of the affected class or classes. However, the reclassification mandated by the Bankruptcy Court might render such course of action impossible, and the Debtors could then be forced to conduct a new solicitation of acceptances of the Plan, as modified.

The confirmation and effectiveness of the Plan are also subject to certain conditions. See the section below entitled “Confirmation of the Plan — Conditions to Effectiveness.” There can be no assurance that these conditions to confirmation and effectiveness of the Plan will be satisfied, or if not satisfied, that the Debtors and the Agent will waive such conditions. Therefore, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that it will subsequently be consummated and the restructuring contemplated therein completed.

Furthermore, there can be no assurance that modifications of the Plan will not be required for its confirmation, or that such modifications would not require resolicitation of acceptances from one or more classes of impaired claims and equity interests. “

8.	Certain Restrictions on Reorganized G&L Inc.

Although not yet finalized as of the date hereof, the Exit Credit Facility and the New G&L Inc. Term Notes will likely contain certain restrictions on the operations of Reorganized G&L Inc. Such restrictions in similar transactions typically include, among other things, limitations on the ability of Reorganized G&L Inc. to incur additional indebtedness or liens, to make dividend payments and other distributions with respect to its outstanding stock, to make certain sales of assets, to make certain capital expenditures, and to enter into certain transactions with affiliates.

No assurance can be given that Reorganized G&L Inc. will be able to obtain the consent of the Exit Credit Facility Lenders or the Holders of the New G&L Inc. Term Notes in order to permit it to take advantage of business opportunities or to respond to market conditions in the future if such actions would be in violation of any such covenants contained in the Exit Credit Facility. In addition, it its typical in transactions similar to the Exit Credit Facility or the New G&L Inc. Term Notes that a borrower such as Reorganized G&L Inc. would be required to achieve, maintain, or comply with certain financial ratios and comply with other financial and operating covenants which will depend in large part on the adequacy of Reorganized G&L Inc.’s operating results. The ability of Reorganized G&L Inc. to comply with such ratios and covenants may be affected by events beyond its control and there can be no assurance that Reorganized G&L Inc. will be able to achieve, maintain, or comply with any prescribed ratios or covenants in the Exit Credit Facility or the New G&L Inc. Term Notes.

9.	Risks Associated with the New G&L Inc. Common Stock.

The New G&L Inc. Common Stock will be issued pursuant to the Plan by Reorganized G&L Inc., a company which will hold a substantial portion, if not all, of its assets in the stock of the Reorganized Subsidiaries and its foreign subsidiaries. It is expected that much, if not all, of the revenues and earnings of Reorganized G&L Inc. will be derived from these subsidiaries. The right of Reorganized G&L Inc. to participate in any distribution of assets of any direct or indirect subsidiary, including the Reorganized Subsidiaries, upon such subsidiary’s liquidation or reorganization or otherwise, is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Reorganized G&L Inc. as a creditor of such subsidiary, if any, may be recognized.

Additionally, as set forth above in Section VII.G.8, it is likely that the Exit Credit Facility and/or the New G&L Inc. Term Notes will impose certain restrictions on the payment of cash dividends by Reorganized G&L Inc. on its stock, including the New G&L Inc. Common Stock. Accordingly, Reorganized G&L Inc. does not anticipate the payment of cash dividends on the New G&L Inc. Common Stock in the foreseeable future.

10.	Securities Issuance.

The issuance of new securities involves adherence to certain securities law regulations. Although the Debtors believe the securities issued in accordance with the Plan are exempt from these securities law requirements, there can be no assurance that the Bankruptcy Court or any applicable regulatory agency will decide that the relevant exemptions apply to these issuances. For a more detailed discussion of the risks involved with the securities issuance and the Debtors’ position on these issues, see the section below entitled “Securities Law Issues.”

11.	Concentration of Credit Risk.

The Debtors and the Foreign Subsidiaries manufacture and sell textile products to companies located worldwide which are predominantly in the apparel and home fabrics industries. The Debtors perform periodic credit evaluations of their customers’ financial condition and, although the Debtors do not generally require collateral, they do require cash payments in advance when the assessment of credit risk associated with a customer is substantially higher than normal. As of September 27, 2003, all trade accounts receivable are from customers in the apparel and home furnishings industry. Receivables generally are due within 60 days, and credit losses have consistently been within management’s expectations. Credit losses may exceed management’s projections, however, which could have a negative impact on the Reorganized Debtors’ cash flow, among other consequences.

VIII.     CONFIRMATION OF THE PLAN

As discussed further below, the Bankruptcy Court will determine at a hearing on confirmation of the Plan (the “Confirmation Hearing”) whether the following requirements for confirmation, set forth in § 1129 of the Bankruptcy Code, have been satisfied:

(a)	The Plan complies with the applicable provisions of the Bankruptcy Code.

(b)	The Debtors have complied with the applicable provisions of the Bankruptcy Code.

(c)	The Plan has been proposed in good faith and not by any means forbidden by law.

(d)	Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, these Cases, or in connection with the Plan and incident to these Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

(e)	The Debtors have disclosed (i) the identity and affiliations of (x) any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Reorganized Debtors, (y) any affiliate of the Debtors participating in a joint plan with the Debtors, or (z) any successor to the Debtors under the Plan (and the appointment to, or continuance in, such office of such individual(s) is consistent with the interests of Creditors and Interest Holders and with public policy), and (ii) the identity of any insider that will be employed or retained by the Debtors and the nature of any compensation for such insider.

(f)	With respect to each Class of Claims or Interests, each Impaired Creditor and Impaired Interest Holder either has accepted the Plan or will receive or retain under the Plan on account of the Claims or Interests held by such entity, property of a value, as of the Effective Date, that is not less than the amount that such entity would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code. See the section below entitled “Best Interests Test.”

(g)	The Plan provides that Administrative Claims and Priority Claims other than Tax Claims will be paid in full on the Effective Date and that Tax Claims will receive on account of such Claims deferred cash payments, over a period not exceeding six years after the date of assessment of such Claims, of a value, as of the Effective Date, equal to the Allowed Amount of such Claims, except to the extent that the Holder of any such Claim has agreed to a different treatment.

(h)	If a Class of Claims is Impaired under the Plan, at least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by insiders holding Claims in such Class.

(i)	Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. See the section below entitled “Feasibility Test.”

(j)	The Plan provides for the continuation after the Effective Date of all retiree benefits, if any, at the level established pursuant to Bankruptcy Code § 1114(e)(1)(B) or 1114(g) at any time prior to confirmation of the Plan for the duration of the period the Debtors have obligated themselves to provide such benefits.

The Debtors believe that all of the requirements of Bankruptcy Code § 1129 are met. Among other things, the Debtors believe that, upon receipt of the votes required to confirm the Plan, the Plan will satisfy all the statutory requirements of Chapter 11 and that the Debtors have complied or will have complied with all of the requirements of Chapter 11.

A.	Solicitation of Votes.

Any Creditor in any of the Voting Classes (Classes 2A, 3, and 4) who is the Holder of an Allowed Claim is entitled to vote on the Plan, unless such Claim has otherwise been disallowed for voting purposes by the Bankruptcy Court. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that an acceptance or rejection was not solicited or procured or made in good faith or in accordance with the provisions of the Bankruptcy Code. For a more complete description of voting procedures and the record date for voting, see the section above entitled “Voting Instructions.”

B.	Confirmation Hearing.

The Bankruptcy Code requires that the Bankruptcy Court hold a hearing on Confirmation of the Plan after all Ballots have been cast. The Confirmation Hearing has been scheduled for January 28, 2004 at 10:00 a.m. (Eastern Time). The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjournment made at the initial Confirmation Hearing or at any subsequently scheduled Confirmation Hearing. At the Confirmation Hearing, the Bankruptcy Court will (i) determine whether the Plan has been accepted by the requisite majorities of each Voting Class, (ii) hear and decide all objections to the Plan and to confirmation of the Plan, if any, (iii) determine whether the Plan meets the requirements of the Bankruptcy Code and (iv) confirm or refuse to confirm the Plan.

Any Creditor, Interest Holder, or other party-in-interest who wishes to object to Confirmation of the Plan must file, on or before 4:00 p.m. (Eastern Time) on January 20, 2004 a written objection or response with the Clerk of the Bankruptcy Court, United States Bankruptcy Court, and serve copies on (i) Counsel to the Debtors: Dechert LLP, 30 Rockefeller Plaza, New York, New York 10112 (Attention: Joel H. Levitin, Esq.); (ii) the Office of the United States Trustee, 33 Whitehall St, 21st Floor, New York, New York 10004 (Attention: Paul Schwartzberg, Esq.); (iii) Counsel for the Agent and the Senior Credit Facility Lenders: Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, 10017 (Attention: Peter Pantaleo, Esq., and Elisha D. Graff, Esq.); (v) Counsel for the DIP Agent and the DIP Facility Lenders: Morgan Lewis & Bockius, LLP, 101 Park Avenue, New York, New York 10178 (Attention: Richard Toder, Esq., Wendy S. Walker, Esq., and Ron Baskin, Esq.); and (v) Counsel to the Creditors Committee, Stroock & Stroock & Lavan, 180 Maiden Lane, New York, New York, 10019 (Attention: Michael Sage, Esq.). Any objection or response must be timely filed and served in order to enable the Creditor, Interest Holder, or other party-in-interest to be heard at the Confirmation Hearing. All objections must state with particularity the grounds therefor.

C.	Classification.

The Debtors are required under Bankruptcy Code §1123 to classify the Claims and Interests of their Creditors and Interest Holders into Classes that contain Claims and Interests that are substantially similar to the other Claims or Interests in such Class. While the Debtors believe that the proposed classification and treatment of Claims and Interests is in compliance with the provisions of Bankruptcy Code §1123 and is supported by prevailing case law, the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed.

ANY RECLASSIFICATION OF CLAIMS OR INTERESTS REQUIRED BY THE BANKRUPTCY COURT COULD ADVERSELY AFFECT THE CLASS IN WHICH SUCH CLAIM OR INTEREST WAS INITIALLY CLASSIFIED OR ANY OTHER CLASSES UNDER THE PLAN BY CHANGING THE COMPOSITION OF SUCH CLASSES AND THE REQUIRED VOTE THEREFOR FOR APPROVAL OF THE PLAN. FURTHERMORE, A RECLASSIFICATION OF CLAIMS OR INTERESTS AFTER APPROVAL OF THE PLAN COULD NECESSITATE THE RESOLICITATION OF A COMPLETELY NEW PLAN OF REORGANIZATION.

D.	Impairment.

The Bankruptcy Code requires, as a condition to Confirmation, that each class of Claims or Interests that is impaired under the Plan accept the Plan, with the exception described in Section F hereof. A Class that is not “impaired” under the Plan is deemed to have accepted the Plan and, therefore, solicitation of acceptances with respect to such Class is not required. A Class is “impaired” unless the Plan (a) leaves unaltered the legal, equitable, and contractual rights to which the Claim or Interest entitles the Holder of such Claim or Interest or (b) cures any default that occurred before or after the commencement of Chapter 11 cases (other than defaults of a kind specified in Bankruptcy Code §365(b)(2)), reinstates the original maturity of the Claim or Interest, compensates the Holder for any damages incurred as a result of any reasonable reliance by such Holder on any contract provision that entitled the Holder to demand or receive accelerated payment of the Claim, and does not otherwise alter the legal, equitable, or contractual rights to which the Claim or Interest entitles the Holder thereof.

E.	Acceptance of the Plan.

Classes 1 and 2B are unimpaired, and Class 5 is unimpaired, except to the extent determined by the Debtors and, therefore, the Holders of Allowed Claims in such Classes are conclusively presumed to have accepted the Plan pursuant to Bankruptcy Code §1126(f).

Classes 2A, 3, and 4 are impaired and, therefore, the Holders of Allowed Claims in such Classes are entitled to vote to accept or to reject the Plan.

Classes 6 (subject to the provisions of Plan Section 6.3), 7, and 8 are impaired but are deemed to have rejected the Plan pursuant to Bankruptcy Code §1126(g), because the Holders of Interests in such classes do not receive or retain any property under the Plan in respect of their Interests.

Chapter 11 does not require that each holder of a claim against or an interest in a debtor vote in favor of a plan of reorganization for the Bankruptcy Court to confirm such a plan. The Bankruptcy Code defines acceptance of a plan of reorganization by a class of claims as acceptance by the creditors holding a majority in number and at least two-thirds in amount of the allowed claims of that class that have actually been voted on the plan. The Bankruptcy Code defines acceptance of a plan of reorganization by a class of interests as acceptance by the holders of at least two-thirds in amount of the allowed interests in that class that have actually been voted on the plan. Accordingly, claims that are not voted will not be counted to determine whether the requisite acceptances have been obtained with respect to the Plan.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, EACH HOLDER OF A CLAIM OR INTEREST IN A CLASS WILL RECEIVE, ON ACCOUNT OF SUCH CLAIM OR INTEREST, THE SAME TREATMENT AS THE OTHER MEMBERS OF SUCH CLASS, WHETHER OR NOT SUCH HOLDER VOTED TO ACCEPT THE PLAN. MOREOVER, UPON CONFIRMATION, THE PLAN WILL BE BINDING ON ALL CREDITORS AND INTEREST HOLDERS REGARDLESS OF WHETHER SUCH CREDITORS OR INTEREST HOLDERS VOTED TO ACCEPT THE PLAN.

A vote to reject the Plan can only occur by proper submission of a duly executed ballot. A vote to accept the Plan can only occur by proper submission of a duly executed ballot or by submission of a ballot either indicating a vote both to accept or to reject the Plan or indicating no choice. Failure of a Holder to return the ballot does not constitute a vote to accept or to reject the Plan by that Holder.

F.	Confirmation Without Acceptance By All Impaired Classes.

In the event that any impaired class or classes reject(s) a plan of reorganization, the Bankruptcy Code provides that, as long as at least one impaired class has accepted the plan (without counting the votes of any insiders in such class), a debtor may nevertheless seek confirmation of the plan. To obtain confirmation under these so-called “cram-down” provisions, it must be demonstrated to the Bankruptcy Court that the plan does not “discriminate unfairly” and is “fair and equitable” with respect to any dissenting class.

The “unfair discrimination” test requires, among other things, that the plan may only treat similar claims differently if there is a reasonable basis for such disparate treatment.

The Bankruptcy Code has established different “fair and equitable” tests for secured creditors, unsecured creditors, and equity holders. The respective tests in relevant part are as follows:

1.	Secured Creditors.

Either (i) each impaired secured creditor of the rejecting class (A) retains its liens in the collateral securing such creditor’s claim or in the proceeds thereof to the extent of the allowed amount of its secured claim and (B) receives deferred cash payments in at least the allowed amount of its secured claim with the present value on the Effective Date at least equal to such creditor’s interest in its collateral or in the proceeds thereof or (ii) the plan provides each impaired secured creditor with the “indubitable equivalent” of its claim.

2.	Unsecured Creditors.

Either (i) each impaired unsecured creditor of the rejecting class receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class do not receive or retain any property under the plan (sometimes known as the “absolute priority rule”) on account of such junior claim or interest.

3.	Equity Holders.

Either (i) each equity holder of the rejecting class receives or retains under the plan property of a value equal to the value of such holder’s equity interest or (ii) the holders of interests that are junior to the interests of such rejecting class do not receive or retain any property under the plan on account of such junior interest.

If all applicable requirements for confirmation of the Plan are met as set forth in Bankruptcy Code § 1129(a)(1)-(13), except subsection (8) thereof, the Debtors intend to request that the Bankruptcy Court confirm the Plan pursuant to Bankruptcy Code § 1129(b), notwithstanding the requirements of Bankruptcy Code § 1129(a)(8), on the basis that the Plan is fair and equitable and does not discriminate unfairly with respect to any dissenting, impaired class. In particular, the treatment of any rejecting classes or adversely affected classes shall be modified and amended from that set forth in the Plan, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b). These modifications may include, but shall not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting classes and to junior classes affected thereby (even if such classes previously accepted the Plan) consistent with Bankruptcy Code § 1129(b)(2)(B)(ii) and 1129(b)(2)(C)(ii).

No party-in-interest, however, shall be deemed to waive any right to object to such modification(s) or to cast a new ballot with respect to the Plan, which is granted or provided for under the Bankruptcy Code or Bankruptcy Rule.

IN THE EVENT THAT, FOLLOWING THE REJECTION OF THE PLAN BY AN IMPAIRED CLASS OR CLASSES, AT THE ELECTION OF THE DEBTORS, THE PLAN IS MODIFIED AS DESCRIBED ABOVE, AND THE PLAN AS MODIFIED IS CONFIRMED BY THE BANKRUPTCY COURT, THE REJECTING CLASS OR CLASSES AND ANY CLASS JUNIOR TO SUCH CLASS OR CLASSES COULD BE TREATED LESS FAVORABLY THAN AS CURRENTLY PROVIDED IN THE PLAN, INCLUDING RETAINING NO PROPERTY AND RECEIVING NO DISTRIBUTION UNDER THE PLAN.

THE DEBTORS BELIEVE THAT THE PLAN DOES NOT DISCRIMINATE UNFAIRLY WITH RESPECT TO ANY CLASS AND IS FAIR AND EQUITABLE WITH RESPECT TO EACH IMPAIRED CLASS. THEREFORE, THE DEBTORS INTEND TO SEEK CONFIRMATION OF THE PLAN EVEN IF FEWER THAN THE REQUISITE NUMBER OF FAVORABLE VOTES ARE OBTAINED FROM ANY VOTING CLASS.

G.	Feasibility Test.

The Bankruptcy Code requires that, in order to confirm the Plan, the Bankruptcy Court must find that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Reorganized Debtors (the “Feasibility Test”). For the Plan to meet the Feasibility Test, the Bankruptcy Court must find that the Reorganized Debtors will likely possess the resources and working capital necessary to operate profitably and based on reasonable assumptions, will be able to meet their obligations under the Plan.

For purposes of determining whether the Plan meets the Feasibility Test, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared projections for the three year period ending with the 2005 fiscal year. These projections, and the significant assumptions upon which the projections are based, are included in Exhibit C hereto. Based on this analysis, the Debtors believe that the Plan provides a feasible means of reorganization and operation from which there is a reasonable expectation that, subject to the risks disclosed therein, the Reorganized Debtors will be able to make all payments required to be made pursuant to the Plan.

H.	Best Interests Test.

Under the Bankruptcy Code, confirmation of a plan requires that each creditor or equity holder in an impaired class either accept the plan or receive or retain under the plan property of a value, as of the effective date, that is not less than the value such creditor or equity holder would receive or retain if the debtor were liquidated under Chapter 7.

To determine what the holders of claims and interests in each impaired class would receive if a debtor were liquidated, the Bankruptcy Court must determine the dollar amount that would be generated from a liquidation of the assets of the debtor in the context of a hypothetical liquidation case under Chapter 7. Such determination must take into account the fact that secured claims, the costs and expenses of the liquidation case, and any costs and expenses resulting from the original reorganization case would have been paid in full from the liquidation proceeds before the balance of those proceeds was made available to pay prepetition unsecured claims and interests.

To determine if a plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the hypothetical liquidation of the assets and properties of the debtor (after subtracting the amounts attributable to secured claims and costs and expenses of the Cases) must be compared with the present value of the consideration offered to such classes under the plan.

After consideration of the effect that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors and interest holders of the Debtors, including (1) increased costs and expenses of liquidation under Chapter 7 arising from fees payable to a bankruptcy trustee (up to three percent of total proceeds) and the attorneys and other professionals such trustee might engage, (2) additional expenses and claims that would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the operations of the Debtors, some of which would be entitled to priority, (3) the erosion of the value of the Debtors’ assets in the context of an expedited liquidation required under Chapter 7 and the “fire sale” atmosphere that would prevail, (4) the adverse effects on the salability of business segments that could result from the possible departure of key employees, (5) the cost attributable to the time value of money resulting from what is likely to be a more protracted proceeding, (6) the application of the absolute priority rule to distributions in a Chapter 7 liquidation, and (7) the loss of the value of the Debtors as a going concern, the Debtors have determined that confirmation of the Plan will provide each holder of a claim in an impaired class with a greater recovery than such holder would receive pursuant to a Chapter 7 liquidation of the Debtors.

These Cases have been consolidated for procedural purposes only and are proceeding administratively as a single case. The Debtors believe that due regard has been given to the various intercompany Claims and to the relative merits of potential intercompany litigation in formulating the Plan. However, if the Plan is not confirmed, and the Debtors are liquidated under Chapter 7, a separate trustee may be appointed for each Debtor, and litigation may ensue among the trustees concerning the intercompany Claims.

In applying the best interests test, it is possible that Claims and Interests in the Chapter 7 case(s) may not be classified according to the seniority of such Claims and Interests as provided in the Plan. In the absence of a contrary determination by the Bankruptcy Court, all prepetition General Unsecured Claims that have the same rights upon liquidation may be treated as one class for the purposes of determining the potential distribution of the liquidation proceeds resulting from the Chapter 7 case(s) of the Debtors. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the aggregate Claims held by each Creditor. The Debtors believe that the most likely outcome of liquidation proceedings under Chapter 7 would be the application of the rule of absolute priority of distributions. Under that rule, no junior Creditor may receive any distribution until all senior Creditors are paid in full with interest, and no Interest Holder may receive any distribution until all Creditors are paid in full with interest.

The liquidation analysis attached hereto as Exhibit D was prepared by the Debtors and is premised on a liquidation in a Chapter 7 case. The information contained therein reflects various assumptions and estimates that are subject to revision and adjustment. Neither the Debtors nor any of their officers, affiliates, professionals, or agents make any representation or warranty as to the accuracy or completeness of any information contained in the liquidation analysis.

In the liquidation analysis, the Debtors have taken into account the nature, status, and underlying value of their assets, the ultimate realizable value of such assets, and the extent to which such assets are subject to liens and security interests. Based on this liquidation analysis, the Debtors estimate that in a liquidation under Chapter 7, after payment of all liquidation and other costs, (a) the liquidation value remaining to satisfy the Senior Credit Facility Claims is estimated to be approximately $111.6 million, which approximates a recovery of approximately 37.5% of such Allowed Senior Credit Facility Claim, and (b) there would be no consideration available for Holders of Allowed General Unsecured Claims in Class 3 or for Holders of Allowed Senior Subordinated Notes Claims in Class 4.

Under the terms of the Plan, holders of Allowed Senior Credit Facility Claims are estimated to receive a distribution of (i) $35 million in cash; (ii) $130 million principal amount of New G&L Inc. Term Notes, and (iii) 100% of the New G&L Inc. Common Stock (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based upon the issuance of shares of New G&L Inc. Common Stock issuable upon the exercise of the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan)), with an estimated value of approximately $32.8 million, for total consideration of approximately $197.8 million, which equates to an estimated recovery of approximately 66.4 cents per dollar of such Allowed Senior Credit Facility Claim.

The estimated value of the recoveries under the terms of the Plan to the holders of Allowed Senior Credit Facility Claims is based upon an assumed reorganization value of approximately $236.6 million. This estimated reorganization value pursuant to the Plan is based upon (i) approximately $24.2 million in proceeds from the sale of Klopman described above and (ii) the estimated going concern value of the Reorganized Debtors of approximately $212.4 million. The estimated going concern value of the Reorganized Debtors was based upon capitalizing the Debtors’ projected fiscal 2005 EBITDA of approximately $47.2 million by a 4.5 times multiple. This going concern enterprise valuation and methodology reflects the Debtors’ advisors current thinking based on the market environment, performance of industry competitors, and the projected outlook of the industry relative to the worldwide market, among other factors.

Further, under the terms of the Plan, holders of Allowed General Unsecured Claims in Class 3 would receive a distribution of each of its Pro Rata share of $500,000 in cash, which approximates a recovery of approximately 3.3 cents per dollar of such estimated Allowed General Unsecured Claims. In addition, under the terms of the Plan, Holders of Allowed Senior Subordinated Notes Claims in Class 4 would receive their Pro Rata share of the Warrants if Class

4 votes to accept the Plan,11 which would provide for the potential distribution of approximately $174,600 based on application of the Black-Scholes model under certain circumstances and implies an estimated recovery of approximately .056 cents per dollar of such estimated Allowed Senior Subordinated Notes Claim.

Based upon (i) the significantly higher recoveries to holders of Allowed Senior Credit Facility Claims under the terms of the Plan versus the projected recoveries to this class under the hypothetical Chapter 7 liquidation, (ii) the ability for Class 3 General Unsecured Claims to receive a recovery under the terms of the Plan, and (iii) the potential (if Class 4 votes to accept the Plan) for holders of Class 4 Claims to receive a recovery through the Warrants, the proposed Plan clearly satisfies the best interests test.

I.	Amendments to or Modifications of the Plan.

Bankruptcy Code § 1127 allows a debtor to amend its plan at any time prior to its confirmation. If a debtor files a modification of a plan with the Bankruptcy Court, the plan as modified would become the plan. If circumstances so warrant, a debtor may modify its plan after the confirmation but prior to substantial consummation of the plan. After notice and hearing, however, the Bankruptcy Court would then have to confirm the plan as modified. The Debtors reserve the right to amend or modify the terms of the Plan in accordance with the provisions of the Bankruptcy Code, if and to the extent the Debtors determine that such amendments or modifications are necessary or desirable to accomplish their objectives. Under the Bankruptcy Rules, any amendments or modifications of the Plan may be approved by the Bankruptcy Court at confirmation without resolicitation of the votes of the members of any class whose treatment is not adversely affected by such amendment or modification.

After confirmation, the Debtors and any other party-in-interest may institute proceedings in the Bankruptcy Court to remedy any defects or omissions or reconcile any inconsistencies in the Plan or the Confirmation Order in such manner as may be necessary to carry out the intents and purposes of the Plan so long as the holders of claims and interests are not adversely affected and prior notice of such proceeding is served in accordance with Bankruptcy Rules 2002 and 9014.

J.	Conditions to Confirmation of the Plan.

Confirmation of the Plan shall not occur unless and until the following conditions have been satisfied or waived, pursuant to Section 8.3 of the Plan, in writing by the Debtors and the

[11]	The distribution of the Warrants to the Holders of Allowed Senior Subordinated Notes Claims under the Plan is premised on a determination that such distribution would not cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise. If, as a result, the Warrants are not distributed, cash may instead be available for distribution in an amount to be determined based upon the total value ascribed to the Warrants in this Disclosure Statement. See Section VII.B.4(c).

Lender Steering Committee: (a) an order approving the Disclosure Statement as containing adequate information pursuant to Bankruptcy Code § 1125 shall have been entered, and (b) the Confirmation Order shall be reasonably acceptable in form and substance to the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders. However, the Lender Steering Committee shall not be permitted to unreasonably withhold its consent to the form and substance of the Confirmation Order.

K.	Conditions to Effectiveness.

Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date of the Plan shall not occur, and the Plan shall not be binding on any party, unless and until each of the following conditions has been satisfied or waived, subject to Section 8.3 of the Plan, in writing by the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders:

(a)	The Confirmation Order (i) shall have been entered on the docket by the Clerk of the Bankruptcy Court in form and substance reasonably acceptable to the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders, (ii) shall not have been reversed, stayed, modified, or amended., and (iii) shall provide that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall be immediately effective, subject to the terms and conditions of the Plan;

(b)	The Plan Documents and all other documents provided for under, and reasonably necessary to effectuate the (i) terms of and (ii) actions contemplated under, the Plan shall have been executed and delivered by the parties thereto, unless such execution or delivery has been waived in writing by the parties benefited by such documents, including, but not limited to, the following documents:

(1)	the Amended and Restated Certificates of Incorporation, the Amended and Restated By-Laws, the Amended and Restated Certificates of Incorporation, and the Amended and Restated Limited Liability Company Operating Agreements (as applicable);

(2)	the Exit Credit Facility, the Exit Credit Facility Guarantees and all instruments, certificates, guarantees, agreements, and documents contemplated by Section 6.14 of the Plan; and

(3)	the New G&L Inc. Term Notes, the New G&L Inc. Term Notes Guarantees, the New Intercompany Notes, and all instruments, certificates, guarantees, agreements, and documents contemplated by Sections 6.15 and 6.18 of the Plan;

(c)	The Lender Steering Committee shall have consented to each of the following: (1) the terms and conditions of the Management Incentive Program; (2) the composition and compensation of the Reorganized Debtors’ respective Boards of Directors and senior management; (3) the terms and conditions of the Exit Credit Facility; and (4) the terms and conditions of each Plan Document (including all exhibits thereto);

(d)	The Amended and Restated Certificates of Incorporation and/or the Amended and Restated Certificates of Formation (as applicable) of the Reorganized Debtors shall have been filed with the applicable authority of each entity’s jurisdiction of incorporation in accordance with such jurisdiction’s corporation or limited liability company laws (as applicable),

(e)	The Stockholders’ Agreement, the Management Incentive Program, and the Registration Rights Agreement shall have been executed and delivered by the applicable and necessary parties thereto;

(f)	The new respective Boards of Directors of those Reorganized Debtors that are corporations shall have been appointed;

(g)	All authorizations, consents, and regulatory approvals required (if any) in connection with the effectiveness of the Plan shall have been obtained;

(h)	The Lender Steering Committee shall be reasonably satisfied that the issuance of the Warrants will not require the Reorganized Debtors to become a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise; or

(i)	The Effective Date shall occur no later than March 15, 2004.

The Confirmation Order shall be deemed annulled at such time as a condition to the Effective Date that has not been waived in a writing executed by the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders. If the Effective Date does not occur for any reason, then the Plan shall be null and void and, in such event, nothing contained herein or in the Plan shall be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings (whether or not such proceedings involve any of the Debtors). If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgement, offer or undertaking by the Debtors in any respect.

L.	Waiver of Conditions.

The Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders may, but shall have no obligation to, waive any conditions set forth in Article VIII of the Plan at any time, without notice, without leave of or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan. The failure to satisfy or waive any condition may be asserted by the Debtors regardless of the circumstances giving rise to the failure of such conditions to be satisfied.

M.	Lender Steering Committee Approval.

For purposes of Article VIII of the Plan, any consent that is required to be obtained from the Lender Steering Committee on behalf of the Senior Credit Facility Lenders shall be in writing.

N.	Effects of Plan Confirmation.

1.	Vesting of Property.

Except as otherwise provided in the Plan or the Confirmation Order, upon the Effective Date, but retroactive to the Confirmation Date, (a) the Reorganized Debtors shall continue to exist as separate corporate entities (except in the case of the Dissolved Entities, which shall continue to exist as separate corporate entities only until the effective date of the dissolution thereof in accordance with the provisions of applicable Delaware law), with all the powers of corporations and/or limited liability companies (as applicable) under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under applicable state law, and (b) all property of the respective Estates of the Debtors (including, but not limited to, the Debtors’ respective equity interests in any Debtor Subsidiary or any non-Debtor domestic or foreign subsidiary, but not including any assets transferred, or any Assigned Executory Contract assigned, after the Confirmation Date but prior to the Effective Date to a New Subsidiary pursuant to a Restructuring Transaction, if any, as provided for and authorized in the Plan), wherever situated, shall vest in the applicable Reorganized Debtor, subject to the provisions of the Plan and the Confirmation Order. Thereafter, each Reorganized Debtor may operate its business, incur debt and other obligations in the ordinary course of its business, and may otherwise use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. After the Effective Date, but retroactive to the Confirmation Date, all property retained by the Reorganized Debtors pursuant to the Plan or transferred or assigned to a New Subsidiary pursuant to any Restructuring Transaction shall be free and clear of all claims, debts, Liens, security interests, encumbrances, and interests of Creditors and Interest Holders of the Debtors and all other Persons, except as contemplated by the Plan and except for the obligation to perform according to the Plan and the Confirmation Order, and except for the claims, debts, Liens, security interests, encumbrances, and interests (a) of Holders of Allowed Class 2B Claims preserved or otherwise Reinstated by the Plan or (b) arising in connection with respect to the Exit Credit Facility and the New G&L Inc. Term Notes.

2.	Discharge and Injunction.

Pursuant to 11 U.S.C. § 1141(b) or otherwise, except as may otherwise be provided in the Plan or in the Confirmation Order, upon the occurrence of the Effective Date, the rights afforded and the payments and distributions to be made under the Plan shall be in complete exchange for, and in full and unconditional settlement, satisfaction, discharge, and release of any and all existing debts, Claims, and Interests of any kind, nature, or description whatsoever against the Debtors or any of the Debtors’ Assets and any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction or other property, and shall effect a full and complete release, discharge, and termination of all Liens, security interests, or other claims, interests, or encumbrances upon all of the Debtors’ Assets (as well as upon any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) and property. No Creditor or Interest Holder of the Debtors nor any other Person may receive any payment from, or seek recourse against, any Assets (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) that are to be distributed under the terms of the Plan, except for those distributions expressly provided for under the Plan. All Persons are precluded from asserting, against any property that is to be distributed under the terms of the Plan (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) any claims, obligations, rights, causes of action, liabilities, or equity interests based upon any act, omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, other than as expressly provided for in the Plan or the Confirmation Order, whether or not (a) a Proof of Claim based upon such debt is filed or deemed filed under Bankruptcy Code § 501; (b) a Claim based upon such debt is allowed under Bankruptcy Code § 502; or (c) the Holder of a Claim based upon such debt has accepted the Plan. Except as otherwise provided in the Plan or the Confirmation Order, all Holders of Claims and Interests arising prior to the Effective Date shall be permanently barred and enjoined from asserting against the Debtors, the Reorganized Debtors, any of the New Subsidiaries, their successors, or the Assets or any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction, any of the following actions on account of such Claim or Interest: (a) commencing or continuing in any manner any action or other proceeding on account of such Claim or Interest against property to be distributed under the terms of the Plan, other than to enforce any right to distribution with respect to such property under the Plan; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against any of the property to be distributed under the terms of the Plan or transferred to a New Subsidiary pursuant to any Restructuring Transaction, other than as permitted under sub-paragraph (a) above; (c) creating, perfecting, or enforcing any Lien or encumbrance against any property to be distributed under the terms of the Plan or transferred to a New Subsidiary pursuant to any Restructuring Transaction; (d) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due the Debtors, the Reorganized Debtors, or any New Subsidiary, the Assets (as well as any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) or any other property of the Debtors, the Reorganized Debtors, or any New Subsidiary, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons; and (e) acting or proceeding in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan. Notwithstanding anything to the contrary in Plan Section 9.2, the discharge granted to the Debtors thereunder shall not discharge any liability arising under any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA.

IX.     ALTERNATIVES TO CONFIRMATION AND

CONSUMMATION OF THE PLAN

If the Plan is not confirmed and consummated, the theoretical alternatives include, in addition to dismissal of these Cases: (i) continuation of these Cases; (ii) preparation and presentation of an alternative plan of reorganization; and (iii) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.	Continuation of the Cases.

1.	The Effect of Bankruptcy On the Debtors’ Businesses.

The Debtors have attempted to minimize the potential adverse effect of the filing of these Cases upon the Debtors’ relationships with their employees, suppliers, and customers, by, among other things, obtaining orders from the Bankruptcy Court authorizing them to pay prepetition employee obligations and certain prepetition critical trade claims in the ordinary course of business. Nonetheless, the filing of these Cases by the Debtors and the publicity attendant thereto might have adversely affected the Debtors’ businesses and the businesses of any non-debtor subsidiaries. The Debtors believe that relationships with their customers, suppliers, and employees has been maintained and will likely not suffer further erosion if the Plan is confirmed and consummated in a timely fashion.

However, adverse effects are likely to be experienced during the pendency of any increasingly protracted bankruptcy cases. If the Debtors remain in Chapter 11 for a further prolonged period, the Debtors could continue to operate their businesses and manage their properties as debtors-in-possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could survive as a going concern in further protracted Chapter 11 cases. The Debtors could have difficulty sustaining the high costs, and the erosion of vendor confidence, that may be caused if the Debtors remained in bankruptcy for a further extended period. Ultimately, there could be no assurance that the Debtors (or, if exclusivity were terminated, other parties-in-interest) would not be forced to liquidate under Chapter 7.

B.	Alternative Plans of Reorganization.

After the expiration of the period during which only the Debtors may file a plan of reorganization and solicit acceptances thereof, the Debtors or any other party-in-interest could propose a different plan. Such an alternative plan might involve either a reorganization and continuation of the Debtors’ businesses, an orderly liquidation of the Debtors’ Assets, or some combination thereof. It is possible that, prior to the expiration of the current exclusivity period, the Debtors may file a motion to extend the period during which the Debtors alone may file a plan.

The Debtors believe that a failure to confirm the Plan may lead to expensive and protracted litigation and eventually to the liquidation of the Debtors. In formulating and developing the Plan, the Debtors have explored other alternatives and engaged in an extensive negotiation process involving many different parties with widely disparate interests. The Debtors believe not only that the Plan, as described herein, fairly adjusts the rights of various classes of Creditors and enables them to realize the best possible recovery under the circumstances, but also that rejection of the Plan in favor of some theoretical alternative method of reconciling the Claims and Interests of the various Classes will require, at the very least, an extensive and time-consuming negotiation process which will not result in a better recovery for any Class. It is not atypical for bankruptcy proceedings involving substantial entities with complex corporate and financial structures, such as the Debtors, to continue operating in Chapter 11 for years before a plan of reorganization is consummated and payments are made. During any further protracted reorganization, the Debtors would inevitably incur substantial administrative expenses and costs in connection with the operation of their businesses, which would be a financial drain on the Debtors.

C.	Liquidation Under Chapter 11 or Chapter 7.

In a liquidation under Chapter 11, the Debtors’ Assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7, probably resulting in somewhat greater recoveries. Further, if a trustee were not appointed, as one is not required under a Chapter 11 case, the expenses for professional fees most likely would be lower than in a Chapter 7 case. Although preferable to a Chapter 7 liquidation, the Debtors believe that a liquidation under Chapter 11 would still not realize the full going-concern value of the Debtors’ Assets and, as it is likely to be a more protracted proceeding than these Cases, would involve greater administrative expenses than these Cases. Consequently, the Debtors believe that a liquidation under Chapter 11 is a much less attractive alternative to Creditors than the Plan, because the Plan provides for a greater return to Creditors than what would likely be realized in a Chapter 11 liquidation.

If no plan can be confirmed, the Debtors’ Chapter 11 Cases may be converted to a case under Chapter 7, in which one or more trustees would be elected or appointed to liquidate the Assets of each Debtor for distribution to its Creditors in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that a liquidation under Chapter 7 would result in reduced recovery of funds by the Debtors’ estates. For a discussion of the effect that a Chapter 7 liquidation would have on the recovery by Creditors, see the section above entitled “Confirmation of the Plan — Best Interests Tests” and Exhibit D hereto.

X.     MANAGEMENT

In accordance with Bankruptcy Code § 1129(a)(5), prior to the Confirmation Date, the Debtors shall disclose the identity and affiliation of all individuals proposed to serve, after confirmation of the Plan, as director of the respective Reorganized Debtors. In addition, the Debtors will also disclose, to the extent possible, other members of the Reorganized Debtors’ senior management prior to the Confirmation Date.

In general, the Reorganized Debtors will continue to be managed by the senior managers currently serving in such capacities. See Section V.D.12. One exception is that the Debtors’ current Chairman, Chief Executive Officer, and President, Mr. Arthur Wiener, will retire and no longer serve in such capacities on the Effective Date. The Debtors, in consultation with the Lender Steering Committee and an executive search consultant, are considering who will hold one or more of those titles following the Effective Date.

Upon implementation of the Plan, the Reorganized Debtors intend to assume the employment contracts of the following individuals: Robert McCormack; Charles Blalock; John Heldrich, Jr.; Leonard Ferro; Timothy Driver; Cheryl McCormack; Lanny Levine; James Fraser. The Lender Steering Committee has proposed certain modifications and/or clarifications to these employment contracts, as more fully set forth in Exhibit G hereto. Therefore, the specific, final terms of these employment contracts are subject to further negotiations with the individual employees affected.

Also, the Debtors are currently negotiating formal two year employment contracts with the following individuals for the following positions:

Anthony Forman - Corporate Controller with responsibility over all the day to day accounting and reporting for G&L Inc., including treasury.

Terence Bowman - Head of Human Resources with responsibility for all benefits and personnel policies of the Debtors.

Sheree Williams - Head of the Financial Department of Swift Denim Services with responsibility for all financial activities as well as production planning and logistics for the division.

Richard Waide - Swift Denim Services Senior Sales Manager for its international business.

XI.     DESCRIPTION OF THE EXIT CREDIT FACILITY

On the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc., as borrower, the Exit Credit Facility Guarantors, as guarantors, the Exit Credit Facility Lenders, as lenders, and the New Agent, as agent, shall execute and deliver the Exit Credit Facility, and Reorganized G&L Inc. and the Exit Credit Facility Guarantors (as applicable) shall execute and deliver the respective Exit Credit Facility Guarantees and any and all security agreements, mortgages or extensions of mortgages, certificates, and other instruments, agreements, assignments, and documents contemplated and/or required by the Exit Credit Facility, including, but not limited to, any and all such documents that serve to evidence and secure Reorganized G&L Inc.’s and the Exit Credit Facility Guarantors’ respective obligations under the Exit Credit Facility and the Exit Credit Facility Guarantees, and any Liens in favor of the New Agent on behalf of the Exit Credit Facility Lenders securing such obligations.

The Exit Credit Facility shall be in an aggregate principal amount of up to $70 million. Reorganized G&L Inc.’s obligations under the Exit Credit Facility shall be (i) guaranteed by the Exit Credit Facility Guarantors and (ii) secured by first priority liens on, and security interests in, substantially all of the Reorganized Debtors’ working capital Assets. The terms of the Exit Credit Facility shall be reasonably acceptable to the Debtors and the Lender Steering Committee and shall include such other terms and conditions customary for exit credit facilities of this type. Moreover, all letters of credit issued under the Senior Credit Facility and outstanding as of the Effective Date, if any, shall be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility, on terms reasonably acceptable to the issuer of such Senior Credit Facility letters of credit. The provisions of the Exit Credit Facility relating to covenants, prepayments, and collateral shall be consistent with those as set forth in the New G&L Inc. Term Notes and subject to the Intercreditor Agreement.

The Debtors have received Exit Credit Facility proposals from several potential Exit Credit Facility Lenders, and intend to select a proposed lender in a timely manner. Although the terms of such Exit Credit Facility are still under negotiation, the Debtors believe that the ultimate terms of the Exit Credit Facility will be for a term of not less than four years, and the credit availability will be determined by a borrowing base formula based on receivables and inventory. Pursuant to projections, the Debtors anticipate that the borrowing base availability will exceed the commitment amount. The Debtors anticipate obtaining a financing commitment no later than the Confirmation Date. The Debtors further intend to seek authorization of the Bankruptcy Court to pay any fees required by the proposed lender in connection with the Exit Credit Facility.

XII.     DESCRIPTION OF

THE NEW G&L INC. COMMON STOCK AND THE WARRANTS

On the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc. shall issue in accordance with the terms of the Plan (including Section 5.2 thereof) shares of New G&L Inc. Common Stock to the Holders of Allowed Claims in Class 2A, in an amount to be determined by the Debtors and the Lender Steering Committee prior to the Effective Date. As of the Effective Date, the shares of New G&L Inc. Common Stock to be so distributed to the Holders of Allowed Claims in Class 2A shall collectively represent 100% of the outstanding shares of New G&L Inc. Common Stock on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program and/or (b) the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan). Reorganized G&L Inc. shall grant the initial Holders of the New G&L Inc. Common Stock (and such Holders’ permitted transferees) registration rights as set forth in, and governed by, the Registration Rights Agreement, and Holders of the New G&L Inc. Common Stock shall be subject to the terms of the Stockholders’ Agreement. Reorganized G&L Inc. shall also issue the New Restricted Stock to the Management Stockholders pursuant to the Management Incentive Program.

Provided that Class 4 shall have voted as a Class to accept the Plan in accordance with Bankruptcy Code § 1126(c), on the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc. shall issue in accordance with the terms of the Plan (including Sections 5.4 and 6.17 of the Plan) the Warrants, which, if so issued thereunder, shall collectively enable the Holders thereof to acquire up to 3% of the outstanding shares of New G&L Inc. Common Stock (after giving effect to the issuance of shares upon the exercise of the Warrants) on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of the options to be granted pursuant to the Management Incentive Program). If so issued under the Plan, the Warrants shall vest on the Effective Date, shall have a 3-year term that expires on the third anniversary of the Effective Date, and shall have an exercise price that reflects a 100% recovery to the Senior Credit Facility Lenders.12

[12]	The distribution of the Warrants to the Holders of Allowed Senior Subordinated Notes Claims under the Plan is premised on a determination that such distribution would not cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise. If, as a result, the Warrants are not distributed, cash may instead be available for distribution in an amount to be determined based upon the total value ascribed to the Warrants in this Disclosure Statement. See Section VII.B.4(c).

The Registration Rights Agreement shall be executed and delivered on the Effective Date or as soon thereafter as is practicable by Reorganized G&L Inc. in favor of all Holders of registrable New G&L Inc. Common Stock and any of such Holders’ Nominees or permitted transferees. All of the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock) issued under the Plan or issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program to purchase shares of New G&L Inc. Common Stock or (b) the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan), to the extent covered by the Registration Rights Agreement, shall be subject to the terms and conditions thereof. The Registration Rights Agreement shall contain provisions customary and appropriate for transactions of this type.

In addition, Reorganized G&L Inc., the Senior Credit Facility Lenders, and all other Holders of New G&L Inc. Common Stock, or any of such parties’ Nominees or permitted transferees, shall be deemed to be subject to the terms of the Stockholders’ Agreement, to the extent covered thereby. At such time as Persons who have received (i) options or other grants (including New Restricted Stock) under the Management Incentive Program or (ii) Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan) become stockholders of Reorganized G&L Inc. by virtue of such grant or option of Warrant (as applicable) exercise, those persons shall become parties to the Stockholders’ Agreement and subject to all rights and obligations thereunder. The Stockholders’ Agreement shall contain provisions customary and appropriate for transactions of this type, including provisions regarding the composition of Reorganized G&L Inc.’s Board of Directors, corporate governance, and restrictions on transferability of New G&L Inc. securities.

No fractional shares of New G&L Inc. Common Stock or Warrants to acquire any fractional shares of New G&L Inc. Common Stock (to the extent that the Warrants are issued pursuant to the terms of the Plan) shall be issued or distributed under the Plan. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New G&L Inc. Common Stock or a Warrant to acquire any fractional shares of New G&L Inc. Common Stock (if any), the actual distribution of shares of such stock or Warrants to acquire such shares shall be rounded down to the next lower whole number. The total number of shares of New G&L Inc. Common Stock and/or Warrants to acquire any fractional shares of New G&L Inc. Common Stock (if any) to be distributed to a Class of Claims shall be adjusted as necessary to account for this rounding. No consideration shall be provided in lieu of fractional shares of New G&L Inc. Common Stock or Warrants that are rounded down.

XIII.     DESCRIPTION OF THE NEW G&L INC. TERM NOTES

For the purpose of distributions of New G&L Inc. Term Notes to the Holders of Allowed Senior Credit Facility Claims, the Agent shall be deemed to be the sole Holder of such Claims. Accordingly, on the Effective Date (or as soon thereafter as is practicable), and except as otherwise set forth in the Plan, Reorganized G&L Inc. shall issue in accordance with the Plan (including Section 5.2 thereof) the New G&L Inc. Term Notes to the Agent, for subsequent distribution on a Pro Rata basis to the Holders of Allowed Class 2A Claims. The New G&L Inc. Term Notes, which shall be in an aggregate principal amount equal to $130 million, shall have the principal terms and conditions as set forth on Exhibit B hereto and shall include such other terms and conditions customary and appropriate for secured financings of this type.

Specifically, and without in any way limiting the generality of the foregoing, the New G&L Inc. Term Notes shall be guaranteed by the New G&L Inc. Term Notes Guarantors under the respective New G&L Inc. Term Notes Guarantees. The New G&L Inc. Term Notes shall be secured by (A) silent second priority liens on and security interests in the Reorganized Debtors’ working capital assets that are subject to a first priority lien in favor of the Exit Credit Facility Lenders and (B) first priority liens on and security interests in substantially all of the Reorganized Debtors’ other property, with the following qualifications: such liens securing the obligations under the New G&L Inc. Term Notes (i) shall be subject to the existing Liens in favor of the Holders of Allowed Class 2B Claims that continue to exist after the Effective Date pursuant to the terms of the Plan, and (ii) with respect to the Debtors’ foreign affiliates, shall be limited to a pledge of 65% of the voting stock of the Reorganized Debtors’ first-tier foreign subsidiaries. The New G&L Inc. Term Notes shall have a five-and-a-half (5.5) year term that commences on the Effective Date. Initially, the New G&L Inc. Term Notes shall bear interest at a rate per annum equal to LIBOR plus 8% for interest periods of 1, 2, or 3 months, subject to a London Interbank Offered Rate (“LIBOR”) floor of 2% and a maximum total interest rate of 10%. Interest on the New G&L Inc. Term Notes shall be entirely cash-pay, and shall be payable at the end of each 1, 2, or 3 month interest period but in no event less frequently than quarterly in arrears, on the maturity date of such notes and thereafter on demand. The provisions of the New G&L Inc. Term Notes relating to covenants, prepayments, and collateral shall be consistent with those as set forth in the Exit Credit Facility and subject to the Intercreditor Agreement.

XIV.     DESCRIPTION OF THE NEW INTERCOMPANY NOTES

On the Effective Date (or as soon thereafter as is practicable), Reorganized Swift Textiles and Reorganized G&L Industries (as the respective makers thereof) shall issue in accordance with the Plan (including Section 4.4 thereof) the New Intercompany Notes to Reorganized G&L Inc. (as holder). Specifically, Reorganized Swift Textiles shall issue a note in the principal amount of $60 million and Reorganized G&L Industries shall issue a note in the principal amount of $85 million, each to Reorganized G&L Inc. The New Intercompany Notes shall each have a five-and-a-half (5.5) year term that commences on the Effective Date and shall each bear interest at a rate per annum equal to 10%. Interest on the New Intercompany Notes shall be entirely cash-pay, and shall be payable at the end of each interest period but in no event less frequently than quarterly in arrears, on the maturity date of such notes and thereafter on demand. The New Intercompany Notes shall include such other terms and conditions customary and appropriate for notes evidencing comparable levels of indebtedness issued by and among unaffiliated third parties. The obligations under the New Intercompany Notes shall be subordinate to those under the Exit Credit Facility and the New G&L Inc. Term Notes. In addition, Reorganized G&L Inc. shall pledge its rights and interests in the New Intercompany Notes as security for its obligations under the New G&L Inc. Term Notes.

XV.     CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of certain of the anticipated Federal income tax consequences of the Plan. The summary is based upon relevant provisions of the Internal Revenue Code of 1986, as amended (the “Tax Code”), the applicable Treasury Regulations promulgated thereunder, judicial authority, published rulings and such other authorities considered relevant now in effect, all of which are subject to change. The Debtors have not requested a ruling from the Internal Revenue Service (“IRS”), nor have the Debtors obtained an opinion of counsel with respect to these matters. The Federal income tax consequences to any particular Creditor or Interest Holder may be affected by matters not discussed below. Furthermore, the summary does not address all categories of Creditors or Interest Holders, some of which (including foreign persons, life insurance companies, banks, and tax-exempt organizations) may be subject to special rules not addressed herein. There also may be state, local, or foreign tax considerations applicable to each Creditor or Interest Holder. THE SUMMARY SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH CREDITOR AND INTEREST HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THE PLAN UNDER FEDERAL AND APPLICABLE STATE, LOCAL, AND FOREIGN TAX LAWS.

A.	Tax Consequences to Creditors.

The tax consequences of the Plan to an exchanging Creditor may depend in part on whether the Creditor’s Claim arose from holding a “security” for Federal income tax purposes. A determination as to whether a debt obligation constitutes a security is based upon numerous facts and circumstances surrounding the origin and nature of the obligation. Corporate debt obligations evidenced by written instruments with maturities, when issued, of less than five years or arising out of the extension of trade credit, generally do not constitute securities, whereas corporate debt obligations evidenced by written instruments with original maturities of ten years or more generally constitute securities. Under such analysis, the Debtors believe that the Senior Subordinated Notes may constitute securities. No assurances can be given, however, as to whether the Claims of any Creditor arose from “securities” of the Debtors for Federal income tax purposes. Each Creditor is urged to consult its own tax advisor with respect to this issue.

1.	Creditors Whose Claims Arose From Obligations That May Constitute “Securities” and Who Receive Warrants Under the Plan.

Exchanges pursuant to the Plan by Creditors whose Claims arose from “securities” will qualify as exchanges pursuant to a recapitalization in cases where such Creditors receive stock or other new “securities” of the same issuer. A holder of “securities” participating in a recapitalization will recognize no loss upon the exchange and will recognize gain, if any, only to the extent that (i) the holder receives property other than stock or “securities,” (ii) the holder receives “securities” with a greater principal amount than the principal amount of “securities” surrendered, or (iii) any property received is considered attributable to accrued interest. For this purpose, a warrant to acquire stock of a company is treated as a “security” that has a zero principal amount. As a result, the exchange of Senior Subordinated Notes for Warrants should qualify as a recapitalization for purposes of the rules described above. If the exchange is treated as part of a recapitalization, gain, if any, realized by Holders of the Senior Subordinated Notes will be recognized only to the extent any consideration received is attributable to interest that accrued while the Holder held such notes (if not previously included in the Holder’s income for tax purposes) (see the section below entitled “Payments to Creditors on Account of Accrued Interest”) and no loss will be recognized upon such exchange.

A Creditor’s aggregate tax basis in any stock or “securities” received in a recapitalization pursuant to the Plan will be the same as that of the Claims exchanged therefor, increased by the amount of gain, if any, recognized upon such exchange and reduced by the fair market value of any property received other than stock or “securities.” A Creditor’s holding period for any stock or “securities” received in a recapitalization pursuant to the Plan will include the period the Creditor held its Claim surrendered in the recapitalization.

2.	Other Creditors.

Each other Creditor (including those whose Claims do not constitute “securities” and those whose Claims do constitute “securities” but who do not receive any stock or securities of the same issuer in consideration for such Claims) will generally recognize taxable income or loss upon satisfaction of its Claim in an amount that is equal to the difference between (a) the amount of any cash and the fair market of any property received in respect of its Claim (excluding any cash or property received in respect of a Claim for accrued interest—see the section below entitled “Payments to Creditors on Account of Accrued Interest”) and (b) the Creditor’s tax basis in its Claim (other than any Claim for such accrued interest).

The determination of the character of such income or loss as long-term or short-term capital gain or loss or as ordinary income or loss will depend upon a number of factors, including, among other things, the tax status of the Creditor, whether the Claim constitutes a capital asset in the hands of the Creditor, whether the Claim has been held for more than one year, and whether and to what extent the Creditor has previously claimed a loss or bad debt deduction (or charged a reserve for bad debts) with respect to the Claim.

In determining the amount realized by Creditors as a result of the Plan, the Debtors believe that the amount realized as a result of the receipt of debt instruments issued by Reorganized G&L Inc., such as the New G&L Inc. Term Notes, will be deemed to be equal to the issue price of such debt instruments. It should be noted, however, that a Creditor that receives a New G&L Inc. Term Note may be eligible to defer the portion of its taxable gain allocable to such note under the “installment sales” rules set forth in Tax Code section 453, provided that the Claim on account of which such note is received constitutes property eligible for installment sales treatment (for example, if the Claim is held as part of the inventory of the Creditor or the Creditor is a dealer in such Claims, then that Creditor would not be eligible for installment sales treatment). Even if installment sales treatment is available, however, it should be noted that a non-deductible interest charge may be imposed. Holders of Claims that receive New G&L Inc. Term Notes are urged to consult their tax advisers as to the whether they may be eligible for installment sales treatment and, if they are so eligible, the impact of such treatment.

3.	Payments to Creditors on Account of Accrued Interest.

In the case of a cash basis Creditor, any amounts received that are considered allocable to a claim for accrued interest will be includable as interest income. In the case of an accrual basis Creditor, any amounts received that are considered allocable to a claim for accrued interest will, to the extent not previously included in gross income, be includable as interest income. A Creditor that previously included in income accrued but unpaid interest attributable to a Claim, and has not subsequently deducted such interest (for example, as a bad debt), will be allowed a deduction to the extent such accrued but unpaid interest is not satisfied in full. Note that Section 5.7 of the Plan provides that all of the distribution of New G&L Inc. Common Stock to Holders of Allowed Senior Credit Facility Claims and Warrants to the Holders of Allowed Senior Subordinated Notes Claims shall, for income tax purposes, be deemed allocable to the Senior Credit Facility Claims and Senior Subordinated Noteholders’ Claims, respectively, for unpaid principal first and then, to the extent the value of the consideration received exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest. Creditors are advised to consult their own tax advisors to determine the amount, if any, of consideration received under the Plan that is allocable to interest.

B.	Tax Consequences to the Debtors.

The Debtors believe that the Debtors will recognize no taxable income as a result of the issuances of the New G&L Inc. Term Notes or the New G&L Inc. Common Stock, or the payment of cash under the Plan, in satisfaction of Claims (except to the extent of any gain on transfers of appreciated assets to Creditors in satisfaction of Claims). Under the cancellation of indebtedness rules of the Tax Code, debt obligations discharged in the context of a bankruptcy proceeding will not result in taxable income, although they will cause the reduction in certain tax attributes of the debtor, including net operating losses.

The Debtors have substantial consolidated net operating loss carryovers for Federal income tax purposes through September 30, 2003 and in the current taxable year. The amount of such net operating losses will likely be eliminated entirely following implementation of the Plan as a result of the satisfaction of Claims at a discount thereunder, for which the Debtors will generally be required to reduce net operating losses. In addition, if the amount of cancellation of indebtedness (the excess of the amount of debt cancelled over the fair market value of any consideration given in cancellation of such debt) exceeds the amount of the Debtors’ net operating loss carryforwards, the excess will be applied to reduce the Debtors’ tax basis in assets (to the extent the tax basis exceeds the amount of the Debtors’ liabilities following implementation of the Plan).

Pursuant to Bankruptcy Code § 1146(c), the issuance, transfer, or exchange of any security under the Plan; the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan; and the revesting, transfer, assignment, or sale of any real or personal property of any of the Debtors pursuant to, in implementation of, or as contemplated by the Plan (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) shall not be taxed under any state or local law imposing a stamp tax, transfer tax, or similar tax or fee.

XVI.     SECURITIES LAW ISSUES

A.	Sections 1145 and Other Exemptions.

Pursuant to Bankruptcy Code § 1145(a)(1), the issuance of any securities under the Plan, including, without limitation, the New G&L Inc. Common Stock, the New G&L Inc. Term Notes, the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan), the New Intercompany Notes, and/or any other notes issued in connection with the Exit Credit Facility or otherwise under the Plan, to the extent any of the foregoing constitute “securities” under applicable law, shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and any state or local laws requiring registration for the offer or sale of securities. All such securities, when issued or sold, shall be freely transferable by the recipients thereof, subject to: (i) the provisions of Bankruptcy Code § 1145(b) relating to “underwriters,” as defined therein, (ii) any restrictions contained in the terms of the securities themselves; and (iii) any restrictions on the securities that have been agreed to by the Holder of the securities with respect thereto. Any securities to be issued under the Plan shall be issued without further act or action under applicable law, regulation, order, or rule. To the maximum extent permitted by law, pursuant to Section 4(2) of the Securities Act of 1933, Regulation D of the Securities Act of 1933, Rule 701 promulgated under the Securities Act of 1933, or otherwise, the issuance of any common stock of Reorganized G&L Inc. in the future in connection with (1) the New Restricted Stock or (2) the exercise of (a) any of the options to be granted pursuant to the Management Incentive Program or (b) any of the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan) shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and any state or local laws requiring registration for the sale of securities.

Rule 144A, promulgated under the Securities Act, provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for resales to certain “qualified institutional buyers” of securities that are “restricted securities” within the meaning of the Securities Act, irrespective of whether the seller of such securities purchased his or its securities with a view toward reselling such securities under the provisions of Rule 144A. Under Rule 144A, a “qualified institutional buyer” is defined to include, among other persons (e.g., “dealers” registered as such pursuant to Section 15 of the Exchange Act and “banks” as defined in Section 3(a)(2) of the Securities Act), any entity that purchases securities for its own account or for the account of another qualified institutional buyer and which (in the aggregate) owns and invests on a discretionary basis at least $100 million in the securities of unaffiliated issuers. Subject to certain qualifications, Rule 144A does not exempt the offer or sale of securities that, at the time of their issuance, were securities of the same class of securities then listed on a national securities exchange (registered as such under Section 6 of the Exchange Act), or quoted in a U.S. automated inter-dealer quotation system (e.g., NASDAQ). Given that none of the shares of the New G&L Inc. Common Stock to be issued on the Effective Date will be securities of a class then listed or quoted as described above, holders of such securities who are deemed to be “underwriters” within the meaning of Bankruptcy Code § 1145(b)(1) or who may otherwise be deemed to be “affiliates” of, or to exercise “control” over, the Debtors within the meaning of Rule 405 of Regulation C under the Securities Act should, assuming that all other conditions of Rule 144A are met, be entitled to avail themselves of the safe harbor resale provisions thereof.

To the extent that Rule 144A is unavailable, holders may, under certain circumstances, be able to sell their securities pursuant to the more limited safe harbor resale provisions of Rule 144 under the Securities Act. Generally, Rule 144 provides that if certain conditions are met (e.g., one-year holding period with respect to “restricted securities,” volume limitations, manner of sale, availability of current information about the issuer, etc.), specified persons who (a) resell “restricted securities” or (b) resell securities which are not restricted but who are “affiliates” of the issuer of the securities sought to be resold, will not be deemed to be “underwriters” as defined in Section 2(11) of the Securities Act. Under paragraph (k) of Rule 144, the aforementioned conditions to resale will no longer apply to restricted securities sold for the account of a holder who is not an affiliate of the Debtors at the time of such resale and who has not been such during the three-month period next preceding such resale, so long as a period of at least two years have elapsed since the later of (i) the Effective Date and (ii) the date on which such holder acquired his or its securities pursuant to the Plan.

Entities who believe that they may be “underwriters” are advised to consult their own counsel with respect to whether they may be “underwriters” and the availability of the exemptions provided by Bankruptcy Code § 1145 or Securities Act Rules 144 and Rule 144A. For a more detailed discussion of the potential risks if the exemptions provided by Securities Act Rule 144 are ultimately determined not to be available, see the section above entitled “Risk Factors — No Public Reporting.”

Recipients of securities issued pursuant to the Plan are advised to consult with their own counsel as to the availability of any exemption from registration under state law for resales in any given instance and as to any applicable requirements of or conditions to the availability thereof.

IN VIEW OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE OF ANY OF THE DEBTORS, THE DEBTORS MAKE NO REPRESENTATIONS OR AGREEMENTS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE G&L INC. COMMON STOCK OR ANY OF THE OTHER NEW SECURITIES TO BE DISTRIBUTED PURSUANT TO THE PLAN. ACCORDINGLY, THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE NEW G&L INC. COMMON STOCK AND/OR ANY OF THE OTHER NEW SECURITIES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH STOCK, NOTES, OR WARRANTS.

XVII.     AVAILABLE INFORMATION

Statements made in this Disclosure Statement as to the contents of any contract, agreement, or other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or other document that has been attached hereto as an exhibit, reference is made to the appropriate exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Any contract, agreement, or other document that has been referred to or described herein but not otherwise attached as an exhibit may be reviewed at the principal offices of the Debtors, 7736 McCloud Road, 1 Triad Center, Suite 300, Greensboro, North Carolina 27404 or 980 Avenue of the Americas, 4th Floor, New York, New York 10018.

G&L Inc. is currently subject to the informational and periodic reporting requirements of the Exchange Act. Accordingly, it has filed periodic reports and other documents and information required under the Exchange Act with the SEC. Such reports and other documents and information filed by G&L Inc. may be examined and are also available for inspection without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and at 500 West Madison Street, Chicago, Illinois 60661-2511. The SEC maintains a Web Site (http://www.sec.gov) that contains reports and other information regarding G&L Inc.

XVIII.     RECOMMENDATION

The Debtors believe that confirmation and implementation of the Plan are preferable to any of the alternatives described herein. The Debtors have also determined that Confirmation of the Plan will provide each General Unsecured Creditor and Senior Subordinated Noteholder with a greater recovery than it would receive if the Debtors were liquidated under Chapter 7 and each Secured Creditor (including, but not limited to, the Senior Credit Facility Lenders) with a recovery at least equal to what it would receive if the Debtors were liquidated under Chapter 7. Any other alternative would cause significant delay and uncertainty, as well as substantial additional administrative costs. In addition, proceedings involving any Bankruptcy Claims will almost certainly be extremely protracted and expensive, thereby adding further to the delay, cost, and uncertainty already burdening the Debtors. If the Plan is not confirmed, the further continuation of the bankruptcy proceeding is likely to have an immediate adverse impact, perhaps irreparable, on the Debtors’ financial viability and to severely handicap any efforts toward revitalizing the Debtors’ businesses. Thus, the Debtors recommend the confirmation and implementation of the Plan.

Dated: December 18, 2003	GALEY & LORD, INC.,
Debtor and Debtor-in-Possession

	By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, Secretary, and Chief Accounting Officer

G&L SERVICE COMPANY, NORTH AMERICA, INC.,
Debtor and Debtor-in-Possession

	By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, and Secretary

GALEY & LORD INDUSTRIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, Secretary, and
Chief Accounting Officer

GALEY & LORD PROPERTIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Anthony J. Forman
Anthony J. Forman
Vice President and Treasurer

SWIFT DENIM PROPERTIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Anthony J. Forman
Anthony J. Forman
Vice President and Treasurer

SWIFT DENIM SERVICES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, and Secretary

SWIFT TEXTILES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, and Secretary

GREENSBORO TEXTILE ADMINISTRATION LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

BRIGHTON WEAVING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

FLINT SPINNING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

SOCIETY HILL FINISHING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

MCDOWELL WEAVING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

Submitted By:

Joel H. Levitin, Esq.

Stephen J. Gordon, Esq.

Henry P. Baer, Esq.

David C. McGrail, Esq.

DECHERT LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 698-3500

Attorneys for the Debtors and Debtors-in-

Possession

EXHIBIT A

THE DEBTORS’ SECOND AMENDED JOINT PLAN OF REORGANIZATION,

DATED DECEMBER 18, 2003

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
:
In re: :	:	Chapter 11
:
GALEY & LORD, INC., et al.,	:	Case No.: 02-40445 (ALG)
:
Debtors.	:	Jointly Administered
x

SECOND AMENDED JOINT PLAN OF REORGANIZATION

OF DEBTORS GALEY & LORD, INC., G&L SERVICE COMPANY,

NORTH AMERICA, INC., GALEY & LORD INDUSTRIES, INC., GALEY &

LORD PROPERTIES, INC., SWIFT DENIM PROPERTIES, INC., SWIFT

DENIM SERVICES, INC., SWIFT TEXTILES, INC., GREENSBORO TEXTILE

ADMINISTRATION LLC, BRIGHTON WEAVING LLC, FLINT SPINNING LLC,

SOCIETY HILL FINISHING LLC, AND McDOWELL WEAVING LLC

Submitted by:

Joel H. Levitin, Esq.
Stephen J. Gordon, Esq.
Henry P. Baer, Esq.
David C. McGrail, Esq.
DECHERT LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 698-3500

Dated: December 18, 2003

Galey & Lord, Inc., G&L Service Company, North America, Inc., Galey & Lord Industries, Inc., Galey & Lord Properties, Inc., Swift Denim Properties, Inc., Swift Denim Services, Inc., Swift Textiles, Inc., Greensboro Textile Administration LLC, Brighton Weaving LLC, Flint Spinning LLC, Society Hill Finishing LLC, and McDowell Weaving LLC, the above-captioned debtors and debtors-in-possession (collectively, the “Debtors”), propose the following second amended joint plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code.

ARTICLE I

DEFINITIONS

The following terms used in the Plan shall have the meanings specified below, and such meanings shall be equally applicable to both the singular and plural forms of such terms, unless the context otherwise requires. Any terms defined in the Disclosure Statement and not otherwise defined herein shall have the meanings set forth in the Disclosure Statement when used herein. Any term used in the Plan, whether or not capitalized, that is not defined in the Plan or in the Disclosure Statement, but that is defined in the Bankruptcy Code, the Bankruptcy Rules, or the Local Bankruptcy Rules for the Southern District of New York, shall have the meaning set forth in the Bankruptcy Code or the Bankruptcy Rules.

1.1. Administrative Claims: The collective reference to all Claims (excluding any DIP Facility Claims, if any) for costs and expenses of administration of these Cases with priority under Bankruptcy Code § 507(a)(1), costs and expenses allowed under Bankruptcy Code § 503(b), the actual and necessary costs and expenses of preserving the respective Estates of the Debtors and operating the respective businesses of the Debtors, any indebtedness or obligations incurred or assumed by any of the Debtors pursuant to Bankruptcy Code § 365 or otherwise, professional fees and expenses of the Debtors and any official Committee appointed in these Cases pursuant to Bankruptcy Code § 1102, in each case to the extent allowed by an order of the Bankruptcy Court under Bankruptcy Code §§ 330(a) or 331, and any fees or charges assessed against the respective Estates of the Debtors under 28 U.S.C. § 1930.

1.2. Affiliate: This term shall have the meaning assigned to it in Bankruptcy Code § 101(2); provided, however, that where the context so requires, the term “debtor” in such section shall mean that entity to which the defined term “Affiliate” refers.

1.3. Agent: Wachovia Bank, National Association (formerly known as First Union National Bank), as administrative agent for the Senior Credit Facility Lenders under the Senior Credit Facility, together with its successors and assigns thereunder.

1.4. Allowance Date: The date a Claim becomes an Allowed Claim.

1.5. Allowed Administrative Claim: Any Administrative Claim (including any Allowed DIP Facility Claims, if any) that is an Allowed Claim; provided, however, that a Holder of any Administrative Claim arising prior to the Effective Date (other than for goods or non-professional services provided to the Debtors during the bankruptcy proceedings in the ordinary course of business) must file a request for payment on or before 30 days after the Effective Date in order to have such Administrative Claim eligible to be considered an Allowed Administrative Claim.

1.6. Allowed Claim: Any Claim against any of the Debtors to the extent that (i) such Claim has not been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise), or otherwise deemed satisfied in full, (ii) proof of such Claim was filed on or before the Claims Filing Bar Date established in these Cases (or, if not filed by such date, proof of such Claim was filed with leave of the Bankruptcy Court, after notice and a hearing) or, if no proof of claim is so filed, which Claim, as of the Confirmation Date, is listed by the Debtors in their Schedules as liquidated in amount, not disputed, and not contingent, and (iii) no objection to the allowance of such Claim has been interposed on or before the Claims Objection Bar Date or such an objection having been so interposed, to the extent that such Claim is allowed by a Final Order; provided, however, that notwithstanding anything to the contrary contained herein, any Claim specifically deemed allowed or disallowed in this Plan shall be, or not be (as the case may be), an Allowed Claim to the extent so specifically provided in this Plan. Unless otherwise ordered by the Bankruptcy Court prior to Confirmation, or as specifically provided to the contrary in this Plan with respect to any particular Claim, an “Allowed Claim” shall not include (i) any interest on such Claim to the extent accruing or maturing on or after the Petition Date, (ii) punitive or exemplary damages, or (iii) any fine, penalty, or forfeiture.

1.7. Allowed Class . . . Claims: All Allowed Claims in the particular Class described (if any).

1.8. Allowed DIP Facility Claims: All DIP Facility Claims that are Allowed Claims (if any).

1.9. Allowed General Unsecured Claims: All General Unsecured Claims that are Allowed Claims.

1.10. Allowed Intercompany Claims: All Intercompany Claims that are Allowed Claims (if any).

1.11. Allowed Priority Claims: All Priority Claims that are Allowed Claims (if any).

1.12. Allowed Rejection Claims: All Rejection Claims that are Allowed Claims (if any).

1.13. Allowed Senior Credit Facility Claims: All Senior Credit Facility Claims that are Allowed Claims (it being understood that, for purposes of this Plan, all “Obligations” under, and as defined in, the Senior Credit Facility (including, without limitation, accrued and unpaid interest, fees, and other charges) shall be Allowed in full without defense, offset, or counterclaim of any kind).

1.14. Allowed Senior Subordinated Notes Claims: All Senior Subordinated Notes Claims that are Allowed Claims.

1.15. Allowed Tax Claims: All Tax Claims that are Allowed Claims (if any).

1.16. Amended and Restated By-Laws: Collectively, the respective by-laws of Reorganized G&L Inc., Reorganized G&L Industries, Reorganized Swift Denim Properties, and Reorganized Swift Textiles, on or after the Effective Date, forms of which will be included in the Plan Supplement.

1.17. Amended and Restated Certificates of Formation: Collectively, the respective certificates of formation of Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Greensboro Textile, Reorganized McDowell Weaving, and Reorganized Society Hill, on or after the Effective Date, forms of which will be included in the Plan Supplement.

1.18. Amended and Restated Certificates of Incorporation: Collectively, the respective certificates of incorporation or articles of incorporation (as applicable) of Reorganized G&L Inc., Reorganized G&L Industries, Reorganized Swift Denim Properties, and Reorganized Swift Textiles, on or after the Effective Date, forms of which will be included in the Plan Supplement.

1.19. Amended and Restated Limited Liability Company Operating Agreements: Collectively, the respective limited liability company operating agreements of Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Greensboro Textile, Reorganized McDowell Weaving, and Reorganized Society Hill, on or after the Effective Date, forms of which will be included in the Plan Supplement.

1.20. Assets: All of the right, title, and interest of any of the Debtors in and to any and all assets and property, whether tangible, intangible, real, or personal, that constitute property of the Debtors’ respective Estates within the purview of Bankruptcy Code § 541, including, without limitation, any and all claims, causes of action, or rights of the respective Debtors under federal or state law.

1.21. Assigned Executory Contracts: Collectively, all Executory Contracts, if any, that are to be assumed and assigned to a New Subsidiary in connection with any Restructuring Transaction, as set forth on a list to be included in the Plan Supplement.

1.22. Barclays: Collectively, Barclays Bank Plc. and Barclays Capital.

1.23. Barclays Adversary Proceeding: The adversary proceeding captioned Official Committee of Unsecured Creditors of Galey & Lord, Inc., Plaintiff, against Barclays Bank Plc. and Barclays Capital, Defendants, Adversary Proceeding No. 03-92683, pending in the Bankruptcy Court.

1.24. Bankruptcy Claims: All claims, rights, and causes of action created in favor of any of the Debtors under the Bankruptcy Code, including, but not limited to, all preference, fraudulent conveyance, equitable subordination, and other avoidance claims, rights, and causes of action arising under Bankruptcy Code §§ 510 or 542 through 553.

1.25. Bankruptcy Code: The Bankruptcy Reform Act of 1978, Title 11, United States Code, as amended from time to time, and made applicable to these Cases.

1.26. Bankruptcy Court: The United States Bankruptcy Court for the Southern District of New York or any other court of competent jurisdiction exercising jurisdiction over these Cases.

1.27. Bankruptcy Rules: The Federal Rules of Bankruptcy Procedure, promulgated under Section 2075, Title 28, United States Code, as amended from time to time, and made applicable to these Cases.

1.28. Brighton Weaving: Debtor Brighton Weaving LLC, a Delaware limited liability company.

1.29. Business Day: A day other than a Saturday, Sunday, “legal holiday” (as such term is defined in Bankruptcy Rule 9006(a)), or any other day on which commercial banks in New York, New York are authorized or required by law to close.

1.30. (These) Cases: The cases for the reorganization of the Debtors commenced by voluntary petitions under Chapter 11 of the Bankruptcy Code, filed on the Petition Date, in the Bankruptcy Court.

1.31. Cash: Legal tender of the United States of America and equivalents thereof.

1.32. Chapter 11: Chapter 11 of the Bankruptcy Code.

1.33. Claim: Any right to payment from one or more of the Debtors arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or any right arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date to an equitable remedy for breach of performance if such breach gives rise to a right to payment from one or more of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

1.34. Claims Filing Bar Date: October 1, 2002, the date designated by a Final Order of the Bankruptcy Court as the last date for filing Proofs of Claim (other than with respect to Administrative Claims and Rejection Claims).

1.35. Claims Objection Bar Date: With respect to any Claim, the 180th day following the later of the Effective Date, the date such Claim is filed, and such later date as may be established from time to time by the Bankruptcy Court as the last date for filing objections to Claims.

1.36. Class: A category, designated herein, of Claims or Interests that are substantially similar to the other Claims or Interests in such category as specified in Article II of the Plan.

1.37. Committee: Any official committee appointed in these Cases pursuant to 11 U.S.C. § 1102.

1.38. Confirmation: The entry by the Bankruptcy Court on the docket of the Bankruptcy Court of the Confirmation Order.

1.39. Confirmation Date: The date upon which Confirmation occurs.

1.40. Confirmation Order: The order of the Bankruptcy Court confirming the Plan.

1.41. Creditor: Any Holder of an Allowed Claim against one or more of the Debtors that arose (or is based on an obligation incurred) on or before the Petition Date, including, without limitation, any Allowed Claim against the Debtors’ respective estates of a kind specified in Bankruptcy Code § 502(g), (h), or (i).

1.42. Creditors Committee: The official committee of unsecured creditors appointed in these Cases, as constituted from time to time.

1.43. Creditors Committee Counsel: Stroock & Stroock & Lavan LLP, in its capacity as the counsel for the Creditors Committee, pursuant to an Order of the Bankruptcy Court dated August 13, 2002.

1.44. Creditors Committee Representative: The Creditors Committee Counsel, in its capacity as the representative of the Creditors Committee in connection with this Plan and the consummation thereof.

1.45. Debtors: Debtors G&L Inc., G&L Industries, Swift Textiles, G&L Properties, Swift Denim Properties, G&L Service, Swift Denim Services, Greensboro Textile, Brighton Weaving, Flint Spinning, Society Hill, and McDowell Weaving.

1.46. Debtor Subsidiaries: Debtors G&L Industries, Swift Textiles, G&L Properties, Swift Denim Properties, G&L Service, Swift Denim Services, Greensboro Textile, Brighton Weaving, Flint Spinning, Society Hill, and McDowell Weaving, in their capacity as the direct or indirect (as applicable) subsidiaries of Debtor G&L Inc.

1.47. DIP Agent: Wachovia Bank, National Association (formerly known as First Union National Bank), as administrative agent and collateral agent for the DIP Facility Lenders under the DIP Facility, together with its successors and assigns thereunder.

1.48. DIP Facility: The Revolving Credit and Guaranty Agreement in an amount currently up to $50 million, dated as of February 20, 2002, as amended and extended from time to time, among G&L Inc., as borrower; the DIP Facility Guarantors, as guarantors; the DIP Agent, as administrative and collateral agent; Wachovia Securities, Inc., as book manager and lead arranger; the CIT/Group Commercial Services, General Electric Capital Corp., Foothill Capital Corp., and LaSalle Business Credit Inc., each as documentation agent; and the DIP Facility Lenders, as lenders, together with the documents, instruments, agreements, and orders of the Bankruptcy Court related thereto or entered into in connection therewith.

1.49. DIP Facility Claims: All Claims, if any, of the DIP Facility Lenders against the Debtors represented by, related to, arising under, or in connection with the DIP Facility (as against G&L Inc.) and/or the DIP Facility Guarantees (as against the DIP Facility Guarantors), as applicable, incurred through and including the Effective Date, less the sum of all payments made by the Debtors to the DIP Facility Lenders prior to the Effective Date on account of such Claims (if any).

1.50. DIP Facility Guarantees: Collectively, the guarantees issued by the DIP Facility Guarantors of G&L Inc.’s repayment obligations under the DIP Facility.

1.51. DIP Facility Guarantors: Collectively, G&L Industries, Swift Textiles, G&L Properties, Swift Denim Properties, G&L Service, Swift Denim Services, Greensboro Textile, Brighton Weaving, Flint Spinning, Society Hill, and McDowell Weaving, in their capacity as the guarantors under the DIP Facility Guarantees.

1.52. DIP Facility Lenders: Collectively, the Banks (as defined in the DIP Facility) in their capacity as the lenders under the DIP Facility, and their respective participants, successors, and assigns thereunder.

1.53. Disclosure Statement: The disclosure statement and all supplements and exhibits thereto that relate to the Plan and that are approved by the Bankruptcy Court pursuant to Bankruptcy Code § 1125, as the same may be amended or modified by the Debtors from time to time pursuant to the Bankruptcy Code and the Bankruptcy Rules.

1.54. Dissolved Entities: Collectively, Swift Denim Services and G&L Service, which shall be dissolved in the manner set forth in Plan Section 6.1.

1.55. Disputed Claim: A Claim as to which a Proof of Claim has been filed, or deemed filed under applicable law, as to which an objection has been or may be timely filed and which objection, if timely filed, has not been withdrawn and has not been overruled or denied by a Final Order. Prior to the Claims Objection Bar Date, for the purposes of the Plan, a Claim shall be considered a Disputed Claim in its entirety if: (i) the amount of the Claim specified in the Proof of Claim exceeds the amount of any corresponding Claim scheduled by the Debtors in their Schedules; (ii) any corresponding Claim scheduled by the Debtors in their Schedules has been scheduled as disputed, contingent, or unliquidated, irrespective of the amount scheduled; or (iii) no corresponding Claim has been scheduled by the Debtors in their Schedules.

1.56. Disputed Claims Reserve: This term shall have the meaning set forth in Section 6.11(a) of the Plan.

1.57. Distribution Record Date: The record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Confirmation Date or such other date designated as such in the Confirmation Order; provided that, in respect of the Senior Credit Facility Claims, the Distribution Record Date shall be three (3) Business Days prior to the Effective Date.

1.58. Economic Development Bonds: The Economic Development Bonds in the original principal amount of $7.2 million issued by the South Carolina Jobs-Economic Development Authority, an agency of the State of South Carolina, pursuant to the terms of an Indenture of Trust dated as of May 1, 1994, the proceeds of which were loaned to G&L Industries pursuant to the terms of that certain Loan Agreement between South Carolina Jobs-Economic Development Authority and G&L Industries, dated as of May 1, 1994.

1.59. Effective Date: The Business Day the Plan becomes effective as provided in Article VIII hereof.

1.60. Employees: Collectively, the present and former employees (including retirees) of any of the Debtors.

1.61. Estate(s): Individually, the estate of each Debtor in these Cases, and, collectively, the estates of all of the Debtors in these Cases, created pursuant to Bankruptcy Code § 541.

1.62. Excess Cash: All Cash of the Debtors on hand as of the Effective Date (as reflected on the Debtors’ balance sheet) in excess of the amounts allocated by the Debtors and/or the Reorganized Debtors with the consent of the Lender Steering Committee (which consent shall not unreasonably be withheld) to pay Allowed Administrative Claims and Allowed Priority Claims pursuant to the terms of this Plan.

1.63. Executory Contract: Any executory contract or unexpired lease, subject to Bankruptcy Code § 365, between any of the Debtors and any other Person or Persons, specifically excluding contracts and agreements entered into pursuant to the Plan.

1.64. Exit Credit Facility: That certain senior secured revolving exit credit facility in an aggregate principal amount of up to $70 million, to be entered into by Reorganized G&L Inc., as borrower, the Exit Credit Facility Guarantors, as guarantors, the Exit Credit Facility Lenders, as lenders, and the New Agent, as agent, effective as of the Effective Date, and in form and substance reasonably acceptable to the Lender Steering Committee.

1.65. Exit Credit Facility Guarantees: Collectively, the guarantees to be issued by the Exit Credit Facility Guarantors of Reorganized G&L Inc.’s repayment obligations under the Exit Credit Facility.

1.66. Exit Credit Facility Guarantors: Collectively, Reorganized G&L Industries, Reorganized Swift Textiles, Reorganized G&L Properties, Reorganized Swift Denim Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill, and Reorganized McDowell Weaving, in their capacity as the guarantors under the Exit Credit Facility Guarantees.

1.67. Exit Credit Facility Lenders: Collectively, the lenders under the Exit Credit Facility, and their participants, successors, and assigns thereunder.

1.68. Final DIP Order: The Final Order (I) Authorizing Debtors to (A) Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364(c)(1), 364(c)(2), 364(c)(3), and 364(d)(1), (B) Utilize Cash Collateral and Other Collateral Pursuant to 11 U.S.C. §§ 105, 361, 362, and 363, and (II) Granting Adequate Protection to Pre-Petition Secured Lenders Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, and 364, dated March 19, 2002, as amended from time to time.

1.69. Final Order: An order or judgment entered by the Bankruptcy Court that has not been reversed, stayed, modified, or amended and that has not been and may no longer be appealed from or otherwise reviewed or reconsidered, as a result of which such order or judgment shall have become final and non-appealable in accordance with Bankruptcy Rule 8002.

1.70. Flint Spinning: Debtor Flint Spinning LLC, a Delaware limited liability company.

1.71. G&L Inc.: Debtor Galey & Lord, Inc., a Delaware corporation.

1.72. G&L Inc. Common Stock: The common stock, par value $.01 per share, of G&L Inc., and any options, warrants, or rights, contractual or otherwise, to acquire any shares of such common stock.

1.73. G&L Inc. Preferred Stock: The 5,000,000 shares of preferred stock of G&L Inc., par value $.01 per share (none of which is issued or outstanding), and any options, warrants, or rights, contractual or otherwise, to acquire any shares of any such preferred stock.

1.74. G&L Industries: Debtor Galey & Lord Industries, Inc., a Delaware corporation.

1.75. G&L Properties: Debtor Galey & Lord Properties, Inc., a Delaware corporation.

1.76. G&L Service: Debtor G&L Service Company, North America, Inc., a Delaware corporation.

1.77. General Unsecured Claims: Unless otherwise specified in this Plan, all Claims (including, but not limited to, any Claims of Vendors or Employees; Rejection Claims, if any; and, as provided for in, and determined in accordance with, Bankruptcy Code § 506(a), any undersecured or unsecured portions of Secured Claims, to the extent the Holder thereof has not timely elected application of Bankruptcy Code § 1111(b)(2) with respect to such Claim) against one or more of the Debtors that are neither Secured Claims (as provided for, and determined in accordance with, Bankruptcy Code § 506(a)); Senior Credit Facility Claims; Administrative Claims; Priority Claims; Tax Claims; Senior Subordinated Notes Claims; Intercompany Claims; nor DIP Facility Claims, and are not otherwise entitled to priority under the Bankruptcy Code or an order of the Bankruptcy Court.

1.78. Greensboro Textile: Debtor Greensboro Textile Administration LLC, a Delaware limited liability company.

1.79. Guarantees: Collectively, the DIP Facility Guarantees, the Senior Credit Facility Guarantees, and the Senior Subordinated Notes Guarantees.

1.80. Holder: The beneficial owner of any Claim or Interest.

1.81. Initial Distribution Date: The Effective Date (or as soon thereafter as is practicable) or such other date as the Bankruptcy Court may order.

1.82. Intercompany Claim: (a) Any account reflecting intercompany book entries by one Debtor with respect to any other Debtor or (b) any Claim that is not reflected in such book entries and is held by a Debtor against any other Debtor, including, but not limited to, those Claims arising under the Old Intercompany Notes.

1.83. Intercreditor Agreement: That certain intercreditor agreement to be entered into by and between the Senior Credit Facility Lenders (as the initial holders of the New G&L Inc. Term Notes) and the Exit Credit Facility Lender on the Effective Date (or as soon thereafter as is practicable), with respect to certain terms and provisions of the New G&L Inc. Term Notes and the Exit Credit Facility, which agreement shall be in form and substance reasonably acceptable to the Lender Steering Committee, the Exit Credit Facility Lender, and the Reorganized Debtors.

1.84. Interest: An ownership interest in any of the Debtors as evidenced by an equity security (as such term is defined in Bankruptcy Code § 101(16)) of any Debtor, any rights to any dividends or distributions as a result of such ownership, and any option, warrant, or right to acquire any such ownership interest.

1.85. Insured Claim: Any Claim arising from an incident or occurrence alleged to have occurred prior to the Effective Date that is covered under an insurance policy, applicable to the Debtors or their businesses.

1.86. Klopman Sale: The sale by non-Debtor Dominion Textile International B.V. (a subsidiary of non-Debtor Galey & Lord International, Sarl, which, in turn, is a subsidiary of non-Debtor Galey & Lord Overseas, Sarl, which, in turn, is a subsidiary of Debtor G&L Inc.) of certain intellectual property rights as well as its entire interest in Klopman International S.r.l.; its entire interest in Klopman GmbH; its entire interest in Klopman Espana S.A.; its entire interest in International Textile S.A.; and 99.6% of its interest in Klopman A.G., which sale was approved by an order of the Bankruptcy Court dated November 19, 2003.

1.87. Lender Steering Committee: Collectively, the unofficial steering committee of Senior Credit Facility Lenders.

1.88. Lien: Any lien, security interest, or other charge or encumbrance of any kind, or any other type of preferential arrangement, easement, right of way, or other encumbrance on title to real property.

1.89. Management Incentive Program: The incentive plan to be adopted on the Effective Date (or as soon thereafter as is practicable) by Reorganized G&L Inc., pursuant to which Reorganized G&L Inc. shall grant to the Management Stockholders (either initially on the Effective Date or subsequently thereafter) New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock. A summary of the terms of the Management Incentive Program will be included in the Plan Supplement.

1.90. Management Stockholders: Collectively, those members of the Reorganized Debtors’ senior management who shall participate in the Management Incentive Program (either initially on the Effective Date or subsequently thereafter), and be granted New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock thereunder.

1.91. McDowell Weaving: Debtor McDowell Weaving LLC, a Delaware limited liability company.

1.92. Net Proceeds: The gross proceeds received from the liquidation, sale, collection, recovery, or other disposition of any Asset of any Debtor, less the actual costs, expenses (including, without limitation, any professional fees and expenses), and taxes (including, without limitation, all transfer taxes, if any) incurred in connection with (a) preserving such Asset and (b) the liquidation, sale, collection, recovery, or other disposition of such Asset.

1.93. New Agent: The agent under the Exit Credit Facility for the Exit Credit Facility Lenders, and its successors and assigns thereunder.

1.94. New G&L Inc. Common Stock: The shares of common stock, par value $.01 per share, of Reorganized G&L Inc. to be issued and distributed in the manner provided by the Plan.

1.95. New G&L Inc. Term Notes: The secured notes in the aggregate principal amount of $130 million to be issued pursuant to a new term loan agreement by Reorganized G&L Inc. pursuant to the Plan, and all security documents related thereto or entered into in connection therewith. The principal terms and conditions of the New G&L Inc. Term Notes are substantially as set forth on Exhibit B to the Disclosure Statement.

1.96. New G&L Inc. Term Notes Guarantees: Collectively, the guarantees to be issued by the New G&L Inc. Term Notes Guarantors of Reorganized G&L Inc.’s repayment obligations under the New G&L Inc. Term Notes.

1.97. New G&L Inc. Term Notes Guarantors: Collectively, Reorganized G&L Industries, Reorganized Swift Textiles, Reorganized G&L Properties, Reorganized Swift Denim Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill, and Reorganized McDowell Weaving, in their capacity as the guarantors under the respective New G&L Inc. Term Notes Guarantees.

1.98. New Intercompany Notes: Collectively, the unsecured notes in the aggregate principal amount of $145 million to be issued by Reorganized Swift Textiles and Reorganized G&L Industries (as the respective makers thereunder) to Reorganized G&L Inc. (as holder) pursuant to the Plan, together with all documents, instruments, and agreements related thereto or entered into in connection therewith.

1.99. New Restricted Stock: The restricted shares of New G&L Inc. Common Stock to be issued under the Management Incentive Program.

1.100. New Subsidiaries: Collectively, the (directly or indirectly) wholly-owned subsidiaries of any of the Reorganized Debtors that are established in connection with a Restructuring Transaction on the Effective Date or as soon thereafter as is practicable, if any.

1.101. Nominee: For any Holder of a Claim or Interest, the designated representative of any such Holder.

1.102. Non-Debtor Intercompany Claim: Any claim, debt, or other obligation held by any Debtor, Affiliate, or subsidiary thereof, whether such Affiliate or subsidiary is itself a Debtor or non-Debtor, against any non-Debtor subsidiary or Affiliate of a Debtor.

1.103. Old Intercompany Notes: Collectively, (i) that certain Subordinated Revolving Promissory Note in the amount of $276 million, dated January 29, 1998, by and between Debtor Swift Textiles, as Maker, and Debtor G&L Inc., as Holder and (ii) that certain Subordinated Revolving Promissory Note in the amount of $281 million, dated January 29, 1998, by and between Debtor G&L Industries, as Maker, and Debtor G&L Inc., as Holder (as all such capitalized terms are defined in the respective Old Intercompany Notes).

1.104. Old Stock of . . .: When used with reference to a particular Debtor or Debtors, the common stock, preferred stock, membership interests, partnership interests, or similar equity ownership interests (as applicable), including options, warrants, or rights to acquire or convert any such interests, issued by such Debtor or Debtors and outstanding immediately prior to the Petition Date.

1.105. PBGC: The Pension Benefit Guaranty Corporation.

1.106. Pension Funding Agreement: This term shall have the meaning ascribed to it in Section V.E.4(e) of the Disclosure Statement.

1.107. Person: An individual, corporation, partnership, limited liability company, association, joint stock company, joint venture, estate, trust, unincorporated organization, government or any political subdivision thereof, or any other entity.

1.108. Petition Date: February 19, 2002, the date upon which the petitions for relief under Chapter 11 with respect to the Debtors commencing these Cases were filed.

1.109. Plan: The Second Amended Joint Plan of Reorganization proposed by the Debtors set forth herein, and all supplements and exhibits hereto, as the same may be amended or modified by the Debtors from time to time with the consent of the Lender Steering Committee pursuant to and in accordance with the Plan, the Bankruptcy Code, and the Bankruptcy Rules.

1.110. Plan Documents: The documents and forms of documents specified or referenced in, and/or to be executed by any of the Debtors and/or any of the Reorganized Debtors and/or any New Subsidiary (as applicable) pursuant to the terms of the Plan (including, but not limited to, the Amended and Restated By-Laws; the Amended and Restated Certificates of Incorporation; the Amended and Restated Limited Liability Company Operating Agreements; the Amended and Restated Certificates of Formation; the Exit Credit Facility and the Exit Credit Facility Guarantees; any and all documents establishing the terms and conditions of the New G&L Inc. Term Notes and/or the New G&L Inc. Term Notes Guarantees; the Intercreditor Agreement; any and all documents establishing the terms and conditions of the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan); the New Intercompany Notes; the Registration Rights Agreement; the Stockholders’ Agreement; any and all documents establishing the terms and conditions of the Management Incentive Program; and the organizational documents of any New Subsidiaries), as all such documents and forms of documents may be amended and/or supplemented from time to time in accordance with their respective terms with the consent of the Lender Steering Committee, including any and all documents, certificates, and instruments necessary for any to become effective. All such Plan Documents shall be in form and substance reasonably acceptable to the Lender Steering Committee.

1.111. Plan Supplement: The supplement to the Plan containing the forms of the Plan Documents and certain related lists and/or schedules, to be filed in the manner set forth in this Plan.

1.112. Priority Claims: All Claims that are entitled to priority pursuant to Bankruptcy Code § 507(a) or (b) and that are not Administrative Claims or Tax Claims.

1.113. Professional(s): Any professional(s) employed in these Cases pursuant to Bankruptcy Code § 327 or § 1103 or otherwise, and any professional(s) seeking compensation or reimbursement of expenses in connection with these Cases pursuant to Bankruptcy Code §§ 330, 331, and/or 503(b)(4).

1.114. Professional Fees: All fees due and owing to any Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the Confirmation Date.

1.115. Proof of Claim: Any written statement filed under oath in these Cases by a Creditor in which such Creditor sets forth the amount owed and sufficient detail to identify the basis for a Claim.

1.116. Pro Rata: Proportionately, so that a Pro Rata distribution with respect to an Allowed Claim of a particular Class bears the same ratio to all distributions (and, in the case of Disputed Claims, allocations) on account of a particular Class or Classes, as the dollar amount of such Allowed Claim bears to the dollar amount of all Allowed Claims and Disputed Claims in such Class or Classes.

1.117. Registration Rights Agreement: The registration rights agreement to be entered into by Reorganized G&L Inc. in favor of all Holders of registrable New G&L Inc. Common Stock and any of such parties’ Nominees or permitted transferees. The form of the Registration Rights Agreement will be included in the Plan Supplement.

1.118. Reinstated or Reinstatement: Either (i) leaving unaltered the legal, equitable, and contractual right to which a Claim entitles the Holder of such Claim so as to leave such Claim unimpaired in accordance with Bankruptcy Code § 1124 or (ii) notwithstanding any contractual provision or applicable law that entitles the Holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in Bankruptcy Code § 365(b)(2); (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the Holder of such Claim for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law; or (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the Holder of such Claim; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish the Reinstatement.

1.119. Rejection Claims: All Claims arising as a result of any of the Debtors’ rejection of an Executory Contract pursuant to Bankruptcy Code §§ 365 and 1123, subject to the limitations provided in Bankruptcy Code § 502(b) or otherwise.

1.120. Reorganized Brighton Weaving: Brighton Weaving, as reorganized on and after the Effective Date.

1.121. Reorganized Debtors: Collectively, Reorganized G&L Inc., Reorganized G&L Industries, Reorganized Swift Textiles, Reorganized G&L Properties, Reorganized Swift Denim Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill, and Reorganized McDowell Weaving.

1.122. Reorganized Flint Spinning: Flint Spinning, as reorganized on and after the Effective Date.

1.123. Reorganized G&L Inc.: G&L Inc., as reorganized on and after the Effective Date.

1.124. Reorganized G&L Industries: G&L Industries, as reorganized on and after the Effective Date.

1.125. Reorganized G&L Properties: G&L Properties, as reorganized on and after the Effective Date.

1.126. Reorganized Greensboro Textile: Greensboro Textile, as reorganized on and after the Effective Date.

1.127. Reorganized McDowell Weaving: McDowell Weaving, as reorganized on and after the Effective Date.

1.128. Reorganized Society Hill: Society Hill, as reorganized on and after the Effective Date.

1.129. Reorganized Subsidiaries: Collectively, Reorganized G&L Industries, Reorganized Swift Textiles, Reorganized G&L Properties, Reorganized Swift Denim Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill, and Reorganized McDowell Weaving.

1.130. Reorganized Swift Denim Properties: Swift Denim Properties, as reorganized on and after the Effective Date.

1.131. Reorganized Swift Textiles: Swift Textiles, as reorganized on and after the Effective Date.

1.132. Restructuring Transaction: Any merger, consolidation, restructuring, disposition, liquidation, dissolution, or other transaction involving the restructuring of the respective assets and/or operations of the Debtors or the Reorganized Debtors (as applicable), that is acceptable to the Lender Steering Committee, that either the Debtors or Reorganized Debtors determine to be necessary or appropriate to effect a corporate restructuring of their respective businesses or otherwise to simplify or otherwise improve the overall corporate structure and/or operations of the Reorganized Debtors, including, but not limited to, (i) forming, or causing to be formed, a new direct or indirect subsidiary or subsidiaries, (ii) transferring, licensing, or assigning some or all of the Debtors’ or the Reorganized Debtors’ respective assets, liabilities, and/or operations (as applicable) to such newly formed subsidiary or subsidiaries as a capital contribution, and/or (iii) making payments to such subsidiary or subsidiaries to fund capital expenditures.

1.133. Schedules: The respective schedules of assets and liabilities and the statements of financial affairs filed in the Bankruptcy Court by the Debtors, as such schedules or statements may be amended or supplemented from time to time in accordance with Bankruptcy Rule 1009 or order of the Bankruptcy Court.

1.134. Secondary Liability Claim: A Claim that arises from a Debtor being liable as a guarantor of, or otherwise being jointly, severally or secondarily liable for, any contractual, tort or other obligation of another Debtor, including any Claim based on: (a) guaranties of collection, payment, or performance (including, but not limited to, any of the Guarantees or any guaranty relating to any Executory Contract); (b) indemnity bonds, obligations to indemnify, or obligations to hold harmless; (c) performance bonds; (d) contingent liabilities arising out of contractual obligations or out of undertakings (including any assignment or other transfer) with respect to leases, operating agreements, or other similar obligations made or given by a Debtor relating to the obligations or performance of another Debtor; (e) vicarious liability; (f) liabilities arising out of piercing the corporate veil, alter ego liability, or similar legal theories; or (g) any other joint or several liability that any Debtor may have in respect of any obligation that is the basis of a Claim.

1.135. Secured Claims: All Claims that are secured by a properly perfected and not otherwise avoidable lien on property in which an Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Bankruptcy Code § 506(a) and, if applicable, § 1129(b); provided, however, that if the Holder of a Secured Claim is entitled to and does timely elect application of Bankruptcy Code § 1111(b)(2), then such Holder’s Claim shall be a Secured Claim to the extent such Claim is Allowed.

1.136. Senior Credit Facility: The $490 million senior secured credit agreement, dated as of January 29, 1998, as amended from time to time, by and between G&L Inc., as borrower, the Senior Credit Facility Guarantors, as guarantors, the Agent, as administrative agent and lender, and the Senior Credit Facility Lenders, as lenders, which, as of the date hereof, provides for (i) a revolving line of credit under which G&L Inc. may borrow up to an amount (including letters of credit up to an aggregate of $30 million) equal to the lesser of $187.7 million or a borrowing base (comprised of eligible accounts receivable and eligible inventory, as defined in the Senior Credit Facility), (ii) a term loan in the principal amount of $155 million, and (iii) a term loan in the principal amount of $110 million, together with all documents, instruments, and agreements related thereto or entered into in connection therewith. G&L Inc.’s obligations under the Senior Credit Facility, as amended, are secured by substantially all of the assets of G&L Inc. and each of its domestic subsidiaries (including a lien on all real property owned in the United States), a pledge by G&L Inc. and each of its domestic subsidiaries of all the outstanding capital stock of their respective domestic subsidiaries, and a pledge of 65% of the outstanding voting capital stock, and 100% of the outstanding non-voting capital stock, of certain of their respective foreign subsidiaries. In addition, payment of all obligations under the Senior Credit Facility is guaranteed by each of the Senior Credit Facility Guarantors under the Senior Credit Facility Guarantees and collateralized by all or substantially all of the assets of the Senior Credit Facility Guarantors.

1.137. Senior Credit Facility Claims: All Claims against the Debtors represented by, related to, arising under, or in connection with the Senior Credit Facility (as against G&L Inc.) and/or the Senior Credit Facility Guarantees (as against the Senior Credit Facility Guarantors), as applicable, for all remaining and outstanding “Obligations” of the “Borrower” (as those terms are defined in the Senior Credit Facility) incurred through and including the Effective Date (except to the extent of any interest accrued but unpaid after the Petition Date at a rate above the non-default rate of interest set forth in the Senior Credit Facility), less the sum of all principal payments made by the Debtors to the Senior Credit Facility Lenders after the Petition Date and prior to the Effective Date on account of such Claims (if any).

1.138. Senior Credit Facility Guarantees: Collectively, the guarantees issued by the Senior Credit Facility Guarantors of G&L Inc.’s repayment obligations under the Senior Credit Facility.

1.139. Senior Credit Facility Guarantors: Collectively, G&L Industries, Swift Textiles, G&L Properties, Swift Denim Properties, G&L Service, Swift Denim Services, Greensboro Textile, Brighton Weaving, Flint Spinning, Society Hill, and McDowell Weaving, in their capacity as the guarantors under the Senior Credit Facility Guarantees.

1.140. Senior Credit Facility Lenders: Collectively, the Lenders (as defined in the Senior Credit Facility) under the Senior Credit Facility and their successors and assigns thereunder.

1.141. Senior Subordinated Noteholders: Collectively, the Holders of the Senior Subordinated Notes as of the Distribution Record Date.

1.142. Senior Subordinated Notes: The $300 million aggregate principal amount of 9 1/8% Senior Subordinated Notes Due 2008 issued by G&L Inc. by a private offering in February of 1998, together with all documents, instruments, and agreements related thereto or entered into in connection therewith. The Senior Subordinated Notes are general unsecured obligations of G&L Inc., subordinated in right of payment to all existing and future senior indebtedness of

G&L Inc. and its subsidiaries, including, without limitation, all “Obligations” under the Senior Credit Facility (including, without limitation, all interest, fees, and other charges accruing after the Petition Date, whether or not such interest, fees, and other charges constitute Allowed Claims against the Debtors) and senior in right of payment to any subordinated indebtedness of G&L Inc. The Senior Subordinated Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, by each of the Senior Subordinated Notes Guarantors under the Senior Subordinated Notes Guarantees.

1.143. Senior Subordinated Notes Claims: All Claims represented by, related to, arising under, or in connection with the Senior Subordinated Notes (as against G&L Inc.) and/or the Senior Subordinated Notes Guarantees (as against the Senior Subordinated Notes Guarantors), except to the extent of (i) any interest accrued but unpaid prior to the Petition Date and (ii) any interest accrued from and after the Petition Date at a rate above the non-default rate of interest set forth in the Senior Subordinated Notes, less the sum of all payments made by G&L Inc. and/or the Senior Subordinated Notes Guarantors to the Senior Subordinated Noteholders prior to the Effective Date on account of such Claims (if any), but excluding any and all Claims of the Senior Subordinated Notes Indenture Trustee under the Senior Subordinated Notes and/or the Senior Subordinated Notes Indenture.

1.144. Senior Subordinated Notes Guarantees: Collectively, the guarantees issued by the Senior Subordinated Notes Guarantors of G&L Inc.’s repayment obligations under the Senior Subordinated Notes.

1.145. Senior Subordinated Notes Guarantors: Collectively, G&L Industries, Swift Textiles, G&L Properties, Swift Denim Properties, G&L Service, Swift Denim Services, Greensboro Textile, Brighton Weaving, Flint Spinning, Society Hill, and McDowell Weaving, in their capacity as the guarantors under the Senior Subordinated Notes Guarantees.

1.146. Senior Subordinated Notes Indenture: The Indenture, dated as of February 24, 1998, as the same may have been amended from time to time, between G&L Inc., as issuer, the Senior Subordinated Notes Guarantors, as guarantors, and the Senior Subordinated Notes Indenture Trustee, as Trustee, with respect to the Senior Subordinated Notes.

1.147. Senior Subordinated Notes Indenture Trustee: Wells Fargo Bank Minnesota, N.A., in its capacity as the successor to Suntrust Bank, Atlanta, as Trustee under the Senior Subordinated Notes Indenture, and its successors and assigns thereunder.

1.148. Society Hill: Debtor Society Hill Finishing LLC, a Delaware limited liability company.

1.149. Stockholders’ Agreement: The agreement to be entered into on the Effective Date (or as soon thereafter as is practicable) binding all initial Holders of New G&L Inc. Common Stock and such parties’ Nominees or the permitted transferees. At such time as Persons who have received (i) options or other grants (including New Restricted Stock) under the Management Incentive Program or (ii) Warrants (to the extent that Warrants are issued under the terms of the Plan) become stockholders of Reorganized G&L Inc. by virtue of such grant or option or Warrant (as applicable) exercise, those Persons shall become parties to the Stockholders’ Agreement and subject to all rights and obligations thereunder. The form of the Stockholders’ Agreement will be included in the Plan Supplement.

1.150. Swift Denim Properties: Debtor Swift Denim Properties, Inc., a Delaware corporation.

1.151. Swift Denim Services: Debtor Swift Denim Services, Inc., a Delaware corporation.

1.152. Swift Textiles: Debtor Swift Textiles, Inc., a Delaware corporation.

1.153. Tax Claims: All Claims that are entitled to priority under Bankruptcy Code § 507(a)(8).

1.154. Vendors: Ordinary course suppliers of goods and/or services to any of the Debtors.

1.155. Warrants: The warrants to acquire, in the aggregate, up to 3% of the outstanding shares of New G&L Inc. Common Stock (after giving effect to the issuance of shares upon the exercise of the Warrants) on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of the options to be granted pursuant to the Management Incentive Program). To the extent that the Warrants are issued pursuant to the terms of the Plan, the Warrants shall be issued under a new warrant agreement and distributed in the manner provided by the Plan.

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS

2.1. In accordance with Bankruptcy Code § 1123(a)(1), Administrative Claims (including, but not limited to, DIP Facility Claims) and Tax Claims have not been classified and are excluded from the following Classes. (Article III describes the treatment of Administrative Claims and Tax Claims.) For the purposes of the Plan, Holders of Claims against, or Interests in, the Debtors are grouped as follows in accordance with Bankruptcy Code § 1122(a):

2.2. Class 1 — Priority Claims. Class 1 consists of all Allowed Priority Claims. Class 1 Claims shall be Allowed Claims as and to the extent set forth in Section 4.2 hereof.

2.3. Class 2 — Secured Claims Against One or More of the Debtors.

(a) Class 2A — Senior Credit Facility Claims. Class 2A consists of all Allowed Senior Credit Facility Claims, as against (a) G&L Inc., as borrower under the Senior Credit Facility, and (b) each of the other Debtors, in their capacity as the Senior Credit Facility Guarantors. Class 2A Claims shall be Allowed Claims.

(b) Class 2B — Other Secured Claims Against a Debtor. Class 2B consists of all Secured Claims against a Debtor that are Allowed Claims that are not otherwise classified in this Article II. Accordingly, Class 2B Claims do not include any Senior Credit Facility Claims or any DIP Facility Claims. Class 2B Claims shall be Allowed Claims as and to the extent set forth in Section 4.3 hereof.

2.4. Class 3 — General Unsecured Claims. Class 3 consists of all Allowed General Unsecured Claims. Class 3 Claims shall be Allowed Claims as and to the extent set forth in Section 5.3 hereof.

2.5. Class 4 — Senior Subordinated Notes Claims. Class 4 consists of all Allowed Senior Subordinated Notes Claims, as against (a) G&L Inc., as the issuer under the Senior Subordinated Notes, and (b) each of the other Debtors, in their capacity as the Senior Subordinated Notes Guarantors. Class 4 Claims shall be Allowed Claims as and to the extent set forth in Section 5.4 hereof.

2.6. Class 5 — Intercompany Claims. Class 5 consists of all Allowed Intercompany Claims, including, but not limited to, those arising under the Old Intercompany Notes. Class 5 Claims shall be Allowed Claims as and to the extent set forth in Section 4.4 hereof.

2.7. Class 6 — Debtor Subsidiaries Old Stock Interests. Class 6 consists of all Interests arising under or in connection with the Old Stock of all of the Debtor Subsidiaries. Class 6 Interests shall be Allowed as and to the extent set forth in Section 5.5 hereof.

2.8. Class 7 — G&L Inc. Preferred Stock Interests. Class 7 consists of all Interests arising under or in connection with the G&L Inc. Preferred Stock, if any.

2.9. Class 8 — G&L Inc. Common Stock Interests. Class 8 consists of all Interests arising under or in connection with the G&L Inc. Common Stock.

ARTICLE III

TREATMENT OF ADMINISTRATIVE AND TAX CLAIMS

3.1. Administrative Claims. Each Holder of an Allowed Administrative Claim as of the Distribution Record Date shall receive, in full satisfaction of such Allowed Claim, Cash equal to the amount of such Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, unless such Holder shall have agreed to a different treatment of such Allowed Claim; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business and assumed by the Debtors shall be paid or performed in accordance with the terms and conditions of the particular transactions and any agreements related thereto.

Without limiting the generality of the foregoing, the Holders of DIP Facility Claims as of the Effective Date shall, in the aggregate, have Allowed Claims for all amounts included in the definition of DIP Facility Claims. Specifically, each Holder of an Allowed DIP Facility Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each

Holder of an Allowed DIP Facility Claim shall receive Cash in an amount equal to such Holder’s Pro Rata share of the aggregate amount of the remaining and outstanding Allowed DIP Facility Claims (if any), which payments shall collectively be in the amount equal to the aggregate outstanding and remaining amount of the Allowed DIP Facility Claims (if any), and either (i) the DIP Facility Lenders will receive cancellation without draw of all outstanding letters of credit issued under the DIP Facility or (ii) G&L Inc. will provide cash collateral for the outstanding letters of credit in accordance with the DIP Facility. The Debtors shall provide the sum total of the distributions to be made to the DIP Facility Lenders as set forth in the immediately preceding sentence (if any) to the DIP Agent, which, in turn, shall make the Pro Rata distributions thereof to the individual Holders of Allowed DIP Facility Claims as set forth in this Section 3.1. The DIP Agent shall take all steps reasonably necessary to effectuate such Pro Rata distributions to the individual Holders of Allowed DIP Facility Claims (if any).

3.2. Tax Claims. Each Holder of an Allowed Tax Claim as of the Distribution Record Date shall receive in full satisfaction of such Allowed Claim, at the election of the applicable Debtor, in its sole discretion, either (i) Cash equal to the amount of such Claim on the later of (1) the Initial Distribution Date and (2) the date that is 10 days after the Allowance Date, unless such Holder shall have agreed to different treatment of such Allowed Claim, or (ii) in accordance with Bankruptcy Code § 1129(a)(9)(C), deferred Cash payments over a period not exceeding six years after the date of assessment of such claim, of a value, as of the Effective Date, equal to the allowed amount of such Allowed Tax Claim, unless such Holder shall have agreed to a different treatment of such Allowed Claim.

ARTICLE IV

TREATMENT OF CLASSES THAT ARE NOT IMPAIRED UNDER THE PLAN

4.1. Unimpaired Classes. Classes 1 and 2B are unimpaired. Class 5 is unimpaired except to the extent determined by the Debtors. Therefore, pursuant to Bankruptcy Code § 1126(f), the Holders of Allowed Claims in such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote thereon.

4.2. Class 1 — Priority Claims. Each Holder of an Allowed Class 1 Claim as of the Distribution Record Date shall receive in full satisfaction of such Allowed Claim Cash equal to the amount of such Allowed Claim on the latest of (i) the Initial Distribution Date, (ii) the date that is 10 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.

4.3. Class 2B — Other Secured Claims Against a Debtor. Each Allowed Class 2B Claim shall be Reinstated, such that each Allowed Class 2B Claim shall be unimpaired. Specifically, at their election, the Reorganized Debtors shall either: (a) pay the Allowed amount of the applicable Class 2B Claim in full on the later of the Effective Date or the Allowance Date of such Claim; (b) return the underlying collateral to the Holder of the applicable Class 2B Claim; (c) Reinstate the applicable Class 2B Claim in accordance with the provisions of Bankruptcy Code § 1124(2); (d) pay the applicable Class 2B Claim in the ordinary course; or (e) treat the applicable Class 2B Claim in a manner otherwise agreed to by the Holder thereof.

4.4. Class 5 — Intercompany Claims. In full satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed Claims under or otherwise relating to the Old Intercompany Notes, on the Effective Date, Reorganized G&L Inc. (as holder) shall receive the New Intercompany Notes in the aggregate principal amount of $145 million from Reorganized Swift Textiles and Reorganized G&L Industries, as the respective makers thereof. Specifically, Reorganized Swift Textiles shall issue a note in the principal amount of $60 million, and Reorganized G&L Industries shall issue a note in the principal amount of $85 million, each to Reorganized G&L Inc., as holder. Any amounts otherwise due and owing under the Old Intercompany Notes in excess of $145 million shall be deemed to be contributions to capital by Reorganized G&L Inc. to Reorganized Swift Textiles and Reorganized G&L Industries, respectively.

All Intercompany Claims other than those arising under or otherwise relating to the Old Intercompany Notes shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine is appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors.

The Holders of Intercompany Claims shall not be entitled to participate in any of the distributions on account of Claims under Sections 5.2, 5.3, and 5.4 hereof and shall only be entitled to the treatment provided in this Section 4.4 (including, but not limited to, the distribution of the New Intercompany Notes to Reorganized G&L Inc.).

4.5. Special Provision Regarding Unimpaired Claims. Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are not impaired under this Plan, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against such Claims.

ARTICLE V

TREATMENT OF CLASSES THAT ARE IMPAIRED UNDER THE PLAN

5.1. Impaired Classes. Classes 2A, 3, 4, 6, 7, and 8 are impaired. Holders of Allowed Claims in Classes 2A, 3, and 4 are entitled to vote to accept or reject the Plan. Holders of Interests in Classes 6 (subject to the provisions of Plan Section 6.3), 7, and 8 shall receive no distribution under the Plan; therefore, the Holders of Interests in those Classes are deemed to have rejected the Plan and, pursuant to Bankruptcy Code § 1126(g), are not entitled to vote to accept or reject the Plan.

5.2. Class 2A — Senior Credit Facility Claims. The Holders of Senior Credit Facility Claims as of the Effective Date shall, in the aggregate, have Allowed Claims for all amounts included in the definition of Senior Credit Facility Claims. Specifically, each Holder of an Allowed Senior Credit Facility Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each Holder of an Allowed Senior Credit Facility Claim shall receive such Holder’s Pro Rata share of (a) a total of $35 million in Cash, consisting of (i) 100% of the Net Proceeds of the Klopman Sale, including any and all proceeds generated from the Klopman Sale received by the Senior Credit Facility Lenders prior to the Effective Date pursuant to the Final DIP Order, plus (ii) the Excess Cash, plus (iii) Cash in an amount equal to the positive difference (if any) between $35 million and the aggregate amount distributed pursuant to clauses (i) and (ii) of this sentence, to be funded by borrowings under the Exit Credit Facility on the Effective Date; (b) 100% of the New G&L Inc. Term Notes; and (c) shares of New G&L Inc. Common Stock, the amount of which shall be determined by the Debtors and the Lender Steering Committee prior to the Effective Date. As of the Effective Date, the shares of New G&L Inc. Common Stock to be so distributed on a Pro Rata basis to the Holders of Allowed Class 2A Claims shall collectively represent 100% of the outstanding shares of New G&L Inc. Common Stock on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program and/or (b) the Warrants, to the extent that the Warrants are issued pursuant to the terms of this Plan). Upon the issuance of these shares of New G&L Inc. Common Stock pursuant to the Plan, all such shares of New G&L Inc. Common Stock will be deemed fully paid and nonassessable.

The Debtors shall provide the sum total of the distributions to be made to the Senior Credit Facility Lenders as set forth in the immediately preceding paragraphs to the Agent, who shall in turn thereafter make Pro Rata distributions thereof to the individual Holders of Allowed Senior Credit Facility Claims as set forth in this Section 5.2. The Agent shall take all steps reasonably necessary to effectuate such Pro Rata distributions to the individual Holders of Allowed Senior Credit Facility Claims.

In addition, all letters of credit issued under the Senior Credit Facility and outstanding as of the Effective Date, if any, shall be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility, on terms reasonably acceptable to the issuer of such Senior Credit Facility letters of credit.

5.3. Class 3 — General Unsecured Claims.

Other than as set forth herein, each Holder of an Allowed Class 3 Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each such Holder of an Allowed Class 3 Claim shall receive such Holder’s Pro Rata share of $500,000.

5.4. Class 4 — Senior Subordinated Notes Claims.

Provided that Class 4 shall have voted to accept this Plan as a Class in accordance with Bankruptcy Code § 1126(c), other than as set forth herein, each Holder of an Allowed Class 4 Claim as of the Distribution Record Date shall receive payment in full satisfaction of such Claim, as follows: on the Effective Date (or as soon thereafter as is practicable), each such Holder of an Allowed Class 4 Claim shall receive such Holder’s Pro Rata share of 100% of the Warrants. If it is determined, however, that such distribution of the Warrants would cause Reorganized G&L Inc. to be a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise, the Debtors reserve the right, with the consent of the Lender Steering Committee, to make, in lieu of the Warrants, a cash distribution to the Holders of Allowed Class 4 Claims (subject to the de minimis distribution limitation set forth in Plan Section 6.24, if applicable); the aggregate amount of such cash would be determined based upon the total value ascribed to the Warrants in the Disclosure Statement.

As of the Effective Date, the Warrants, if issued hereunder, shall represent, in the aggregate, the right to purchase up to 3% of the outstanding shares of New G&L Inc. Common Stock (after giving effect to the issuance of the shares upon the exercise of the Warrants) on a fully-diluted basis pursuant to the terms and subject to the conditions thereof. Any shares issuable upon the exercise of such Warrants are subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of the options to be granted pursuant to the Management Incentive Program.

Pursuant to Section 6.09 of the Senior Subordinated Notes Indenture, and as set forth further in Section 6.7(c) of the Plan, all distributions of the Warrants or cash (as applicable) provided for under this Section 5.4 on account of the Allowed Senior Subordinated Notes Claims, if any, shall be made to the Senior Subordinated Notes Indenture Trustee for further distribution to the Holders of Allowed Senior Subordinated Notes Claims. The Senior Subordinated Notes Indenture Trustee shall, if applicable, thereafter take all steps reasonably necessary and appropriate to effectuate such distribution of the Warrants or cash (as applicable) to the Holders of the Allowed Senior Subordinated Notes Claims (including, but not limited to, in its discretion, making a distribution of the appropriate amount of Warrants or cash (as applicable) to the record holders of the Senior Subordinated Notes with instructions that such record holders subsequently distribute such Warrants or cash (as applicable) to the applicable beneficial Holders of Allowed Senior Subordinated Notes Claims on whose behalf such record holder holds the Senior Subordinated Notes).

The Holders of Allowed Class 4 Claims shall receive no distribution under the Plan (of the Warrants, cash, or otherwise) on account of such Claims in the event that Class 4 votes to reject this Plan as a Class in accordance with Bankruptcy Code § 1126(c).

5.5. Class 6 — Debtor Subsidiaries Old Stock Interests. The Holders of Class 6 Interests shall not receive any distributions under the Plan on account of their Interests, provided that (except as may be modified by any Restructuring Transaction or with respect to the Dissolved Entities) the Debtors’ existing corporate structure of affiliate and/or subsidiary ownership shall be maintained and unaffected by the Plan, as set forth further in Plan Section 6.3.

5.6. Class 7 — G&L Inc. Preferred Stock Interests. On the Effective Date, all outstanding shares of G&L Inc. Preferred Stock, if any, shall be cancelled and be deemed terminated and of no force and effect. No distribution of any kind shall be made on account of the G&L Inc. Preferred Stock under the Plan.

5.7. Class 8 — G&L Inc. Common Stock Interests. On the Effective Date, all outstanding shares of G&L Inc. Common Stock shall be cancelled and be deemed terminated and of no force and effect. No distribution of any kind shall be made on account of the G&L Inc. Common Stock under the Plan.

5.8. Allocation of Distributions. All distributions paid to Holders of Claims in satisfaction thereof pursuant to this Plan shall be allocated first to the original principal amounts of such Claims (as determined for federal income tax purposes), and, second, to the portion of such Claims representing interest (as determined for federal income tax purposes), and any excess thereafter shall be allocated to the remaining portion of such Claims, provided, however, that payments made to Holders of Class 2A Claims shall be allocated in accordance with the terms of the Senior Credit Facility.

5.9. Distribution Limitations. Notwithstanding any other provision of the Plan to the contrary, no distribution shall be made on account of any Claim, or part thereof, (i) that is not an Allowed Claim or (ii) that has been avoided or is subject to any objection. The sum total of the value of the distributions to be made on the Initial Distribution Date to all Claims in a particular Class (if any) shall not exceed the aggregate amount of the Allowed Claims in such Class (if any).

5.10. Limitations on Amounts to Be Distributed to Holders of Allowed Insured Claims: Distributions under the Plan to each Holder of an Allowed Insured Claim will be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the Holder thereof under any pertinent insurance policies and applicable law. Nothing in this Section 5.10 will constitute a waiver of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, or liabilities that any entity may hold against any other entity, including the Debtors’ insurance carriers.

5.11. Special Provision Regarding Impaired Claims. Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are impaired under this Plan, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against such Claims.

ARTICLE VI

MEANS FOR IMPLEMENTATION OF THE PLAN

6.1. Dissolution. After the Confirmation Date, but prior to the Effective Date, the Dissolved Entities, which are both Delaware corporations, shall be dissolved in accordance with Sections 275 and 303 of the Delaware General Corporation Law. The respective Boards of Directors and officers of the Dissolved Entities shall take all such other actions as are necessary and appropriate to effectuate the dissolution of the Dissolved Entities, including, but not limited to (i) the designation and authorization of an officer or officers to execute a certificate of dissolution and file such certificate with the appropriate Delaware state official, and to tender to the appropriate Delaware state entities all taxes and fees, including assessment fees, authorized and/or required by law to be collected thereby, and (ii) such other actions as such officer deems appropriate to effect such dissolutions. On or after the Effective Date, but, in any event, as soon as is practicable under the provisions of applicable Delaware state law, pursuant to such dissolutions, any tangible Assets (if any) of a Dissolved Entity shall be utilized to satisfy any remaining obligations of such Dissolved Entity (if any), and any Assets of the Dissolved Entities remaining thereafter shall be distributed and transferred to Reorganized G&L Inc. to be administered in accordance with the terms of this Plan. Any such dissolution shall require the consent of the Lender Steering Committee.

6.2. Boards of Directors of the Reorganized Debtors. As of the Effective Date, the respective Boards of Directors of each of the Reorganized Debtors that are corporations shall each initially have the same seven-person board of directors consisting of the following designations: one of whom shall be the Chief Executive Officer of Reorganized G&L Inc. and six of whom shall be designated by the Holders of a majority in dollar amount of the Senior Credit Facility Claims. The members of the respective Boards of Directors of each of the Reorganized Debtors shall be disclosed to the Bankruptcy Court pursuant to Bankruptcy Code § 1129(a)(5) on or before the Confirmation Date, unless otherwise permitted by the Bankruptcy Court. In addition, Reorganized G&L Inc. is authorized to appoint the officers and/or managers (as applicable) of any and all New Subsidiaries (if any), which officers shall have the authority to execute instruments on behalf of the applicable New Subsidiary(ies) (if any) and to otherwise bind these entities. No new directors shall be appointed with respect to either of the Dissolved Entities.

Each such director and officer will serve from and after the Effective Date until his or her successor is duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the terms of the applicable Amended and Restated Certificates of Incorporation and Amended and Restated By-laws or similar constituent documents of the applicable Reorganized Debtor and applicable state law.

6.3. Ownership of the Reorganized Subsidiaries, the New Subsidiaries, and the Dissolved Entities. Other than with respect to the Dissolved Entities, or otherwise in connection with a Restructuring Transaction, the ownership of the capital stock of the Reorganized Subsidiaries following the Effective Date shall be unaffected by the Plan, as each Debtor that owned or held the Old Stock of a Debtor Subsidiary or other domestic or foreign subsidiary as of the Effective Date shall, as a Reorganized Debtor on the Effective Date, own or hold such capital stock and/or equity interest (as applicable) in the corresponding Reorganized Subsidiary or other domestic or foreign subsidiary as of the Effective Date, such that upon the Effective Date, the capital stock of the respective Reorganized Subsidiaries shall be owned or held as follows: Reorganized G&L Inc. shall own all of the capital stock of Reorganized Swift Textiles and Reorganized G&L Industries; Reorganized Swift Textiles, in turn, shall own all of the capital stock of Reorganized Swift Denim Properties; and Reorganized G&L Industries shall own all of the capital stock or interests (as applicable) of Reorganized G&L Properties, Reorganized Greensboro Textile, Reorganized Brighton Weaving, Reorganized Flint Spinning, Reorganized Society Hill Finishing, and Reorganized McDowell Weaving. In addition (other than with respect to any stock interests sold or otherwise transferred by any of the Debtors on or prior to the Effective Date), following the Effective Date, each Reorganized Debtor shall own and retain the equity interests in any non-Debtor foreign or other subsidiaries to the same extent that the applicable corresponding Debtor owned an equity interest in such non-Debtor foreign or other subsidiary as of the Effective Date. Reorganized G&L Inc. shall own all the capital stock of the Dissolved Entities until the effective date of the latter’s respective dissolutions in accordance with the provisions of applicable Delaware law. In addition, the applicable Reorganized Debtor shall own the equity interest in any New Subsidiary that such Reorganized Debtor causes to be established pursuant to any Restructuring Transaction(s).

6.4. Issuance of New Securities; Execution of Plan Documents.

(a) On the Effective Date (or as soon thereafter as is practicable), and other than as set forth herein, Reorganized G&L Inc. shall issue the New G&L Inc. Term Notes, the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock), and the Warrants (to the extent that the Warrants are issued pursuant to the terms of the Plan); Reorganized Swift Textiles and Reorganized G&L Industries shall issue the respective New Intercompany Notes; and the Reorganized Debtors may issue other notes in connection with the Exit Credit Facility or otherwise in connection with any Plan Document. The (a) issuance of the New G&L Inc. Term Notes, the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock), and the Warrants (if any) by Reorganized G&L Inc. and (b) the issuance of the New Intercompany Notes by Reorganized Swift Textiles and Reorganized G&L Industries, respectively, all pursuant to the Plan (including, pursuant to Sections 4.4, 5.2, 5.4, and 6.19 hereof), and (c) the issuance of any and all other notes under or in connection with the Exit Credit Facility, the Exit Credit Facility Guarantees, the New G&L Inc. Term Notes Guarantees, or otherwise by any of the Reorganized Debtors, are all authorized hereby without the need for any further corporate action or court order.

(b) The execution and delivery by the Debtor(s) or the Reorganized Debtor(s) party thereto and/or any New Subsidiary (as applicable), of all Plan Documents (including, without limitation, the Exit Credit Facility; any document memorializing the Management Incentive Program, the Registration Rights Agreement, the Stockholders’ Agreement, any indenture or similar agreement relating to the issuance of the New G&L Inc. Term Notes, the Warrants (if applicable), or the New Intercompany Notes, and/or any other agreement entered into, or instrument, security interest, guaranty, or note issued in connection with any of the foregoing, any other Plan Document, any document relating to the formation of any New Subsidiary and the execution of any and all New Subsidiaries’ respective organizational documents and/or the consummation of any or all Restructuring Transactions contemplated in Section 6.23 hereof, the dissolution of the Dissolved Entities), and any other document necessary or appropriate to effectuate the events contemplated herein and therein, is hereby authorized without the need for any further corporate action or court order. All such Plan Documents shall also become effective and binding in accordance with their respective terms and conditions upon the parties thereto and shall be deemed to become effective simultaneously.

6.5. Corporate Governance, Directors and Officers, and Corporation Action.

(a) Amended and Restated Certificates of Incorporation, Amended and Restated Certificates of Formation; and Amended and Restated Limited Liability Company Operating Agreements. On or before the Effective Date, (i) those Reorganized Debtors that are corporations shall file their respective Amended and Restated Certificates of Incorporation with the Secretary of the State of Delaware in accordance with Sections 242, 245, and 303 of the Delaware General Corporation Law and (ii) those Reorganized Debtors that are limited liability companies shall file their respective Amended and Restated Certificates of Formation in accordance with the provisions of applicable Delaware state law. Each of the Amended and Restated Certificates of Incorporation and the Amended and Restated Limited Liability Company Operating Agreements of the respective Reorganized Debtors (as applicable) will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by Bankruptcy Code § 1123(a). The Amended and Restated Certificate of Incorporation of Reorganized G&L Inc. shall (a) provide (i) what the number of authorized shares of New G&L Inc. Common Stock will be, which amount shall be determined by the Debtors and the Lender Steering Committee prior to the Effective Date, and (ii) that the par value of the New G&L Inc. Common Stock shall be $0.01 and (b) provide for the issuance of the New Restricted Stock under the Management Incentive Program. After the Effective Date, the Reorganized Debtors may amend and restate their respective Amended and Restated Certificates of Incorporation, Amended and Restated By-Laws, Amended and Restated Limited Liability Company Operating Agreements, Amended and Restated Certificates of Formation, and/or other constituent documents (as applicable) as permitted by governing Delaware general corporation law or limited liability company law (as applicable).

(b) Corporate Action. On or before the Effective Date: the execution and delivery of the Exit Credit Facility and all actions reasonably necessary and desirable to effectuate the same; the adoption of the Management Incentive Program, the execution and delivery of the Registration Rights Agreement and/or the Stockholders’ Agreement, and all actions reasonably necessary and desirable to effectuate any of the foregoing; the reservation of authorized but unissued shares of New G&L Inc. Common Stock for issuance upon exercise of (x) the options to be granted pursuant to the Management Incentive Program and (y) the Warrants (if any); the dissolution of the Dissolved Entities and all actions reasonably necessary and desirable to effectuate the same; the adoption and/or filing (as applicable) of the Amended and Restated Certificates of Incorporation, the Amended and Restated Certificates of Formation, the Amended and Restated Limited Liability Company Operating Agreements, the Amended and Restated By-Laws, or similar constituent documents; the selection of the directors, officers, and/or managers of the respective Reorganized Debtors and any New Subsidiary, if any (as applicable); the formation of any New Subsidiary and the consummation and execution of any or all Restructuring Transactions contemplated by Section 6.23 hereof; the transfer of any remaining property (including, but not limited to, U.S. trademark registrations and U.S. copyright registrations) from any Dissolved Entity to Reorganized G&L Inc.; the execution and delivery of each Plan Document (including, but not limited to, the Exit Credit Facility and the Exit Credit Facility Guarantees) and any other document reasonably necessary or appropriate to effectuate the events contemplated herein and/or therein (including, but not limited to, any and all Restructuring Transactions, the Exit Credit Facility, the New G&L Inc. Term Notes, the New

Intercompany Notes, or any guarantees or notes issued in connection therewith); and all other actions contemplated by the Plan, the Plan Documents, or such other documents shall be authorized and approved in all respects (subject to the provisions of the Plan) without the need for any further corporate action or court order. All matters provided for in the Plan involving the corporate structure, assets, and/or operations of the Debtors, the Reorganized Debtors, or any New Subsidiary, and any corporate action required by the Debtors, the Reorganized Debtors, or any New Subsidiary in connection with the Plan or the Plan Documents (including any corporate action as may be necessary or appropriate to consummate a Restructuring Transaction(s) contemplated in Section 6.23 hereof), shall be deemed to have occurred and shall be in effect, without any requirement of further action by the respective security holders, members, officers, or directors of the Debtors, the Reorganized Debtors, or any New Subsidiary. After the Confirmation Date and on or prior to the Effective Date, the appropriate members of the Boards of Directors and/or members or officers of the Debtors, the Reorganized Debtors, or any New Subsidiary (as applicable) are authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates, and instruments contemplated by the Plan (including in Section 6.23 hereof) and/or the Plan Documents in the name of and on behalf of the applicable Debtor(s), Reorganized Debtor(s), or New Subsidiary(ies) (as applicable).

6.6. Administration of the Plan.

(a) After the Effective Date, the Reorganized Debtors, and any New Subsidiaries (as applicable) shall respectively perform those responsibilities, duties, and obligations set forth herein, including, without limitation, making distributions as provided under the Plan, objecting to the allowance of any Claim, and prosecuting any litigation pertaining thereto, to pay such Claims as may be later Allowed, all as contemplated by the dispute resolution procedures contained in Section 6.11 of the Plan, and overseeing and governing the continuing affairs and operations of the Reorganized Debtors and any such New Subsidiaries (as applicable) on a going-forward basis.

(b) The Reorganized Debtors and the New Subsidiaries, if any (as applicable), may retain such management, law firms, accounting firms, experts, advisors, agents, consultants, investigators, appraisers, auctioneers, or other professionals as they may deem necessary, including, without limitation a transfer or disbursing agent, to aid them in the performance of their responsibilities pursuant to the terms of the Plan. It shall not be a requirement that any such parties retained by any of the Reorganized Debtors or any of the New Subsidiaries (as applicable) be a “disinterested person” (as such term is defined in Bankruptcy Code § 101(14)), and such retained parties may include Professionals or other Persons who had previously been active in these Cases on behalf of any Debtor, Creditor, Interest Holder, Committee, or other constituency herein.

(c) The respective Boards of Directors and management of the Debtors, the Reorganized Debtors, and any New Subsidiaries (as applicable) shall perform the duties and obligations imposed on them by the Plan with reasonable diligence and care under the circumstances.

(d) The Reorganized Debtors shall be responsible for filing all federal, state, and local tax returns for the Debtors and for the Reorganized Debtors.

(e) To the extent the manner of performance is not specified, the Debtors, the Reorganized Debtors, and the New Subsidiaries, if any (as applicable), will have the discretion to carry out and perform all other obligations or duties imposed on them by, or actions contemplated or authorized by, the Plan, any Plan Document, or by law in any manner their respective Boards of Directors or officers so choose, as long as such performance is not inconsistent with the intents and purposes of the Plan.

6.7. Provisions Relating to Existing Notes and Existing Stock.

(a) On the Effective Date, the Senior Subordinated Notes; any and all notes issued in connection with the Senior Credit Facility, the DIP Facility, or any of the Guarantees; the Old Intercompany Notes; the G&L Inc. Common Stock; any G&L Inc. Preferred Stock; and any options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating any of the Debtors to issue, transfer, or sell any shares of G&L Inc. Common Stock or G&L Inc. Preferred Stock, shall be canceled and be deemed terminated, cancelled, extinguished, and of no force and effect, and the Holders thereof shall have no rights, and such instruments shall evidence no rights, except the right to receive the distributions (if any) to be made to the Holders of such instruments under this Plan.

(b) No Holder of any of the Senior Subordinated Notes or any notes issued in connection with the DIP Facility or any of the Guarantees shall be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered (in the manner set forth below in this Plan subsection) (i) to the Senior Subordinated Notes Indenture Trustee, with respect to the Senior Subordinated Notes and/or the Senior Subordinated Notes Guarantees or (ii) to the DIP Agent, with respect to any notes issued in connection with the DIP Facility and/or the DIP Facility Guarantees (if any), the original notes held by it or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in form customarily utilized for such purposes that is reasonably satisfactory to the Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors. If a Holder has actual possession of any Senior Subordinated Note or any note issued in connection with the DIP Facility or any of the Guarantees, then such Holder must physically surrender or cause to be surrendered its note(s) to, and in accordance with the procedures required by (i) the Senior Subordinated Notes Indenture Trustee, with respect to the Senior Subordinated Notes and/or the Senior Subordinated Notes Guarantees or (ii) to the DIP Agent, with respect to any notes issued in connection with the DIP Facility and/or the DIP Facility Guarantees (if any). The Senior Subordinated Notes Indenture Trustee and the DIP Agent shall in turn physically surrender or cause to be surrendered to the Reorganized Debtors any and all notes previously surrendered to it in accordance with this paragraph and any and all other notes previously held by such party in connection with the Senior Subordinated Notes Indenture or any notes issued in connection with the DIP Facility or any of the Guarantees (if any), as applicable. Alternatively, if a Senior Subordinated Noteholder holds its Senior Subordinated Note in book-entry form, then such Holder shall comply with such procedures and provide such instructions as are necessary to surrender the Senior Subordinated

Notes electronically. As soon as practicable after such surrender of the applicable note(s) or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in this Section 6.7(b), the DIP Agent and the Senior Subordinated Notes Indenture Trustee (as provided in Plan Sections 3.1 and 5.4, respectively) shall make the distributions provided in the Plan with respect to the applicable Allowed Claim(s). Promptly upon the surrender of such instruments, the Reorganized Debtors and/or the Senior Subordinated Notes Indenture Trustee (as applicable) shall cancel the (1) Senior Subordinated Notes and (2) any and all notes issued in connection with the DIP Facility or any of the Guarantees (if any).

(c) For the purpose of distributions to the Holders of Allowed Senior Subordinated Note Claims, the Senior Subordinated Notes Indenture Trustee shall be deemed to be the sole Holder of all such Claims. All distributions on account of Allowed Senior Subordinated Note Claims shall be distributed to the Senior Subordinated Notes Indenture Trustee for further distribution to the Senior Subordinated Noteholders pursuant to the terms and subject to the conditions of the Senior Subordinated Notes Indenture and the Plan. On the Effective Date, the obligations under the Senior Subordinated Notes and the Senior Subordinated Notes Indenture shall be deemed terminated, canceled, and extinguished (all without any further action by any person or the Bankruptcy Court) and shall have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Section 5.4 hereof; provided, however, that the Senior Subordinated Notes shall not be deemed canceled on the books and records of the Senior Subordinated Notes Indenture Trustee, the applicable securities depositories, clearing systems, or broker, bank, or custodial participants in the clearing system so as to facilitate distributions to the Senior Subordinated Noteholders. The authority of the Senior Subordinated Notes Indenture Trustee under the Senior Subordinated Notes Indenture shall be terminated as of the Effective Date; provided, however, that the Senior Subordinated Notes Indenture shall continue in effect solely for the purposes of (i) allowing the Senior Subordinated Notes Indenture Trustee to make the distributions as provided for in the Plan and to perform any and all current and future administrative functions and (ii) permitting the Senior Subordinated Notes Indenture Trustee to maintain its continuing charging lien against any and all distributions payable to the Senior Subordinated Noteholders to the extent that the Senior Subordinated Notes Indenture Trustee has not received or does not receive payment for fees, costs, and expenses incurred in the performance of any function associated with the Senior Subordinated Notes Indenture or the Plan.

6.8. Delivery of Distributions; Unclaimed Property; Undeliverable Distributions.

(a) Except as provided in Sections 3.1, 5.2, 5.4, and 6.8(c) hereof, any distributions to Holders of Allowed Claims under this Plan shall be made: (i) at the addresses set forth on the Schedules, or on the respective Proofs of Claim filed by such Holders in the event that the address indicated thereon differs from that set forth on such Schedules; or (ii) at the addresses set forth in any written notices of address change delivered to the Debtors or the Reorganized Debtors (if after the Effective Date) after the date of any related Proof of Claim.

(b) In accordance with Bankruptcy Code § 1143, any Holder of any (i) Senior Subordinated Note or (ii) any note issued in connection with the DIP Facility or any of the Guarantees, that fails to surrender the applicable security or deliver an affidavit of loss and indemnity as provided herein within by 5:00 p.m. Eastern Standard Time on the date that is one year from and after the later of the Effective Date or the applicable Allowance Date with respect to any Claims arising from or relating to such Senior Subordinated Note or note issued in connection with the DIP Facility or any of the Guarantees (if any), shall be deemed to have forfeited all rights and claims in respect of such Claims, and shall be forever barred from receiving any distributions under the Plan on account thereof (if any). In such cases, any property held for distribution by the Reorganized Debtors on account of Allowed Claims based on such Senior Subordinated Notes or note issued in connection with the DIP Facility or any of the Guarantees (if any) shall be redistributed in accordance with the provisions of the Plan.

(c) If the distribution to the Holder of any Allowed Claim is returned to the Reorganized Debtors as undeliverable, no further distribution shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder’s then current address. The Reorganized Debtors shall retain undeliverable distributions to be redistributed in accordance with the provisions of the Plan.

(d) Any Holder of an Allowed Claim who does not assert a claim for an undeliverable distribution by 5:00 p.m. Eastern Standard Time on the date that is one year after the date by which such Holder was first entitled to such distribution shall no longer have any claim to, or interest in, such undeliverable distribution and shall be forever barred from receiving any distribution under the Plan.

(e) Nothing contained in the Plan shall require the Debtors or the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

6.9. Funding of Cash Distributions under the Plan. Any funds necessary to make the Cash distributions required under Articles III, IV, and V of the Plan and/or to fund the future obligations of the Reorganized Debtors shall (as applicable) be from: the Cash on hand of the Debtors and of the Reorganized Debtors (including, but not limited to, the Excess Cash, which shall be distributed to the Holders of Allowed Class 2A Claims in the manner set forth in Plan Section 5.2); the Exit Credit Facility; the Net Proceeds of the Klopman Sale, which shall be distributed to the Holders of Allowed Class 2A Claims in the manner set forth in Plan Section 5.2); and the future operations of the Debtors and the Reorganized Debtors (as applicable).

6.10. Manner of Payments Under the Plan. Any Cash payment to be made by the Debtors or the Reorganized Debtors (as applicable) pursuant to the Plan may be made by a check on a United States bank selected by the Debtors or the Reorganized Debtors (as applicable); provided, however, that Cash payments made to foreign Holders of Allowed Claims may be paid, at the option of the Debtors or the Reorganized Debtors (as applicable), in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

6.11. Disputed Claims.

(a) No distribution or payment shall be made on a Disputed Claim until such Disputed Claim becomes an Allowed Claim. On the Initial Distribution Date, the distributions reserved for the Holders of Disputed Claims in each Class under the Plan shall be deposited in reserve accounts segregated by the respective Classes in which the Disputed Claims exist (each reserve account a “Disputed Claims Reserve”).

(b) Notwithstanding any other provisions of the Plan, the Reorganized Debtors (or any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of this Plan) shall withhold from the property to be distributed under the Plan, in each Disputed Claims Reserve, a sufficient Pro Rata share of the property to be distributed on account of the face amount of Claims that are Disputed Claims in such Class as of the Initial Distribution Date for such Class under the Plan. For the purposes of this provision, the “face amount” of a Claim is (i) the amount set forth on the Proof of Claim or such lower amount as may be determined in accordance with Section 6.11(c), unless the Claim is filed in an unliquidated amount; or (ii) if a Proof of Claim has been filed in an unliquidated amount, the amount determined in accordance with Section 6.11(c). In determining the amount of the Pro Rata distributions to the Holders of Allowed Claims in any Class for which a Disputed Claims Reserve has or will be established, the calculation of the amount of Pro Rata distribution to each Holder of an Allowed Claim in such Classes shall be made as if all Disputed Claims in the applicable Class were Allowed Claims in their respective face amounts.

(c) As to any Disputed Claim (including, without limitation, any unliquidated Claim), the Bankruptcy Court shall, upon motion by the Debtors or the Reorganized Debtors (as applicable), estimate the maximum allowable amount of such Disputed Claim and the amount to be placed in the Disputed Claims Reserve on account of such Disputed Claim. Any Creditor whose Claim is so estimated by an Order of the Bankruptcy Court shall not have recourse to the Debtors or to the Reorganized Debtors (or any New Subsidiary), any assets theretofore distributed on account of any Allowed Claim, or any other entity or property (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) if the finally Allowed Claim of that Creditor exceeds that estimated maximum allowable amount. Instead, such Creditor shall have recourse only to the undistributed assets (if any) in the applicable Disputed Claims Reserve for the Claim of that Creditor and (on a Pro Rata basis with other Creditors of the same Class who are similarly situated) to those portions (if any) of the Disputed Claims Reserve for other disputed and unliquidated Claims of the same Class that exceed the ultimately allowed amount of such Claims.

(d) All Cash held in the Disputed Claims Reserve accounts shall be invested in such investments as are described in Bankruptcy Code § 345. All earnings on such Cash shall be held in trust in the Disputed Claims Reserve accounts and shall be distributed only in the manner described in the Plan.

(e) At such time as all or any portion of a Disputed Claim becomes an Allowed Claim, the distributions reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), shall be released from the appropriate Disputed Claims Reserve account and delivered to the Holder of such Allowed Claim. At such time as all or any portion of any Disputed Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon, shall be released from the appropriate Disputed Claims Reserve account and made available for redistribution or otherwise in the manner described in the Plan.

(f) (i) After the Confirmation Date, the Debtors, and (ii) after the Effective Date, the Reorganized Debtors, shall have the authority to object to, settle, compromise, resolve, withdraw any objection to, or litigate Disputed Claims without the need for any Bankruptcy Court or other approval or any other or further notice.

(g) Notwithstanding anything contained in this Section 6.11 to the contrary, if there exists any Disputed Administrative Claim or Disputed Tax Claim, or any Disputed Class 1 or 2B Claim, the Reorganized Debtors shall withhold in a separate reserve account the “face amount” (as calculated under Section 6.11(b)) of any such Disputed Claim until and to the extent such Claim is determined to be an Allowed Claim.

6.12. Bar Date for Objections to Claims. Unless an earlier time is set by an order of the Bankruptcy Court, all objections to Claims (other than with respect to Administrative Claims and Rejection Claims) must be filed by the Claims Objection Bar Date; provided, however, that no such objections may be filed against any Claim after the Bankruptcy Court has determined by entry of a Final Order that such Claim is an Allowed Claim. The failure by any party in interest, including the Debtors, to object to any Claim, whether or not unpaid, for purposes of voting shall not be deemed a waiver of such party’s rights to object to, or re-examine, any such Claim in whole or in part.

6.13. Distribution Record Date. At the close of business on the Distribution Record Date, the transfer records for the DIP Facility, the Senior Credit Facility, and the Senior Subordinated Notes shall be closed, and there shall be no further changes in the record holders of the Senior Credit Facility Claims, the DIP Facility Claims, the Allowed Class 3 Claims, the Senior Subordinated Notes Claims, or any notes issued in connection with either the Senior Credit Facility or the DIP Facility (if any). Neither of the Debtors, the Reorganized Debtors, any disbursing agent or transfer retained by the Reorganized Debtors pursuant to Section 6.6(b) of this Plan, the DIP Agent, the Agent, nor the Senior Subordinated Notes Indenture Trustee shall have any obligation to recognize any transfer of the Senior Credit Facility Claims, the DIP Facility Claims, any notes issued in connection with either the Senior Credit Facility or the DIP Facility (if any), the Senior Subordinated Notes Claims, or the Allowed Class 3 Claims occurring after the Distribution Record Date, and such parties shall be entitled, instead, to recognize and deal for all purposes hereunder with only those record holders thereof as of the close of business on the Distribution Record Date.

6.14. The Exit Credit Facility and the Exit Credit Facility Guarantees. On the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc., as borrower, the Exit Credit Facility Guarantors, as guarantors, the Exit Credit Facility Lenders, as lenders, and the New Agent, as agent, shall execute and deliver the Exit Credit Facility, and Reorganized G&L Inc. and the Exit Credit Facility Guarantors (as applicable) shall execute and deliver the respective Exit Credit Facility Guarantees and any and all security agreements, mortgages or extensions of mortgages, certificates, and other instruments, agreements, assignments, and documents contemplated and/or required by the Exit Credit Facility, including, but not limited to, any and all such documents that serve to evidence and secure Reorganized G&L Inc.’s and the Exit Credit Facility Guarantors’ respective obligations under the Exit Credit Facility and the Exit Credit Facility Guarantees, and any Liens in favor of the New Agent on behalf of the Exit Credit Facility Lenders securing such obligations.

The Exit Credit Facility shall be in an aggregate principal amount of up to $70 million. Reorganized G&L Inc.’s obligations under the Exit Credit Facility shall be (i) guaranteed by the Exit Credit Facility Guarantors and (ii) secured by first priority liens on, and security interests in, substantially all of the Reorganized Debtors’ working capital Assets. The terms of the Exit Credit Facility shall be reasonably acceptable to the Debtors and the Lender Steering Committee and shall include such other terms and conditions customary for exit credit facilities of this type.

All letters of credit issued under the Senior Credit Facility and outstanding as of the Effective Date, if any, shall be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility, on terms reasonably acceptable to the issuer of such Senior Credit Facility letters of credit.

The provisions of the Exit Credit Facility relating to covenants, prepayments, and collateral shall be consistent with those as set forth in the New G&L Inc. Term Notes and subject to the Intercreditor Agreement.

6.15. New G&L Inc. Term Notes. For the purpose of distributions of New G&L Inc. Term Notes to the Holders of Allowed Senior Credit Facility Claims, the Agent shall be deemed to be the sole Holder of such Claims. Accordingly, on the Effective Date (or as soon thereafter as is practicable), and except as otherwise set forth herein, Reorganized G&L Inc. shall issue in accordance with the Plan (including Section 5.2 hereof) the New G&L Inc. Term Notes to the Agent, for subsequent distribution on a Pro Rata basis to the Holders of Allowed Class 2A Claims. The New G&L Inc. Term Notes, which shall be in an aggregate principal amount equal to $130 million, shall have the principal terms and conditions as set forth on Exhibit B to the Disclosure Statement and shall include such other terms and conditions customary and appropriate for secured financings of this type.

Specifically, and without in any way limiting the generality of the foregoing, the New G&L Inc. Term Notes shall be guaranteed by the New G&L Inc. Term Notes Guarantors under the respective New G&L Inc. Term Notes Guarantees. The New G&L Inc. Term Notes shall be secured by (A) silent second priority liens on and security interests in the Reorganized Debtors’ working capital assets that are subject to a first priority lien in favor of the Exit Credit Facility Lenders and (B) first priority liens on and security interests in substantially all of the Reorganized Debtors’ other property, with the following qualifications: such liens securing the obligations under the New G&L Inc. Term Notes (i) shall be subject to the existing Liens in favor of the Holders of Allowed Class 2B Claims that continue to exist after the Effective Date pursuant to the terms of this Plan, and (ii) with respect to the Debtors’ foreign affiliates, shall be limited to a pledge of 65% of the voting stock of the Reorganized Debtors’ first-tier foreign subsidiaries. The New G&L Inc. Term Notes shall have a five-and-a-half (5.5) year term that commences on the Effective Date. Initially, the New G&L Inc. Term Notes shall bear interest at a rate per annum equal to LIBOR plus 8% for interest periods of 1, 2, or 3 months, subject to a London Interbank Offered Rate (“LIBOR”) floor of 2% and a maximum total interest rate of 10%. Interest on the New G&L Inc. Term Notes shall be entirely cash-pay, and shall be payable at the end of each 1, 2, or 3 month interest period but in no event less frequently than quarterly in arrears, on the maturity date of such notes, and thereafter on demand. The provisions of the New G&L Inc. Term Notes relating to covenants, prepayments, and collateral shall be consistent with those as set forth in the Exit Credit Facility and subject to the Intercreditor Agreement.

6.16. New G&L Inc. Common Stock. On the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc. shall issue in accordance with the terms of the Plan (including Section 5.2 hereof) shares of New G&L Inc. Common Stock to the Holders of Allowed Claims in Class 2A, in an amount to be determined by the Debtors and the Lender Steering Committee prior to the Effective Date. As of the Effective Date, the shares of New G&L Inc. Common Stock to be so distributed to the Holders of Allowed Claims in Class 2A shall collectively represent 100% of the outstanding shares of New G&L Inc. Common Stock on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program and/or (b) the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan). Reorganized G&L Inc. shall grant the initial Holders of the New G&L Inc. Common Stock (and such Holders’ permitted transferees) registration rights as set forth in, and governed by, the Registration Rights Agreement, and Holders of the New G&L Inc. Common Stock shall be subject to the terms of the Stockholders’ Agreement. Reorganized G&L Inc. shall also issue the New Restricted Stock to the Management Stockholders pursuant to the Management Incentive Program.

6.17. The Warrants. Provided that Class 4 shall have voted as a Class to accept this Plan in accordance with Bankruptcy Code § 1126(c), and subject to the other terms and conditions set forth in this Plan with respect to the issuance of the Warrants (including, but not limited to, in Plan Section 5.4 with respect to a determination that the issuance of the Warrants would not cause Reorganized G&L Inc. to become a reporting company), on the Effective Date (or as soon thereafter as is practicable), Reorganized G&L Inc. shall issue in accordance with the terms of the Plan (including Section 5.4 hereof) the Warrants, which, if so issued hereunder, shall collectively enable the Holders thereof to acquire up to 3% of the outstanding shares of New G&L Inc. Common Stock (after giving effect to the issuance of shares upon the exercise of the Warrants) on a fully-diluted basis (subject to dilution on a pari passu basis with all other holders of shares of New G&L Inc. Common Stock based on the issuance of (1) the New Restricted Stock and (2) the shares of New G&L Inc. Common Stock issuable upon the exercise of the options to be granted pursuant to the Management Incentive Program). If so issued under the Plan, the Warrants shall vest on the Effective Date, shall have a 3-year term that expires on the third anniversary of the Effective Date, and shall have an exercise price that reflects a 100% recovery to the Senior Credit Facility Lenders.

6.18. New Intercompany Notes. On the Effective Date (or as soon thereafter as is practicable), Reorganized Swift Textiles and Reorganized G&L Industries (as the respective makers thereof) shall issue in accordance with the Plan (including Section 4.4 hereof) the New Intercompany Notes to Reorganized G&L Inc. (as holder). Specifically, Reorganized Swift Textiles shall issue a note in the principal amount of $60 million and Reorganized G&L Industries shall issue a note in the principal amount of $85 million, each to Reorganized G&L Inc. The New Intercompany Notes shall each have a five-and-a-half (5.5) year term that commences on the Effective Date, and shall each bear interest at a rate per annum equal to 10%. Interest on the New Intercompany Notes shall be entirely cash-pay, and shall be payable at the end of each interest period but in no event less frequently than quarterly in arrears, on the maturity date of such notes, and thereafter on demand. The New Intercompany Notes shall include such other terms and conditions customary and appropriate for notes evidencing comparable levels of indebtedness issued by and among unaffiliated third parties. The obligations under the New Intercompany Notes shall be subordinate to those under the Exit Credit Facility and the New G&L Inc. Term Notes. In addition, Reorganized G&L Inc. shall pledge its rights and interests in the New Intercompany Notes as security for its obligations under the New G&L Inc. Term Notes.

6.19. Management Incentive Program. On or after the Effective Date, the Management Incentive Program shall be adopted by Reorganized G&L Inc. Under the Management Incentive Program, Reorganized G&L Inc. shall grant the Management Stockholders New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock. The initial grants to the Management Stockholders on the Effective Date (or as soon thereafter as is practicable) of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock shall be determined by the Lender Steering Committee. Thereafter, the Board of Directors of Reorganized G&L Inc. (or an appropriate committee thereof) may, from time to time, but subject to the terms and conditions of the Management Incentive Program, make additional grants of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock to the Management Stockholders under the Management Incentive Program. Any such subsequent grants of New Restricted Stock and/or options to purchase shares of New G&L Inc. Common Stock following the Effective Date shall be based upon the achievement of certain performance targets, which shall be determined by the Board of Directors of Reorganized G&L Inc. Following the Effective Date, the Management Incentive Program may be amended or modified by the Board of Directors of Reorganized G&L Inc. in accordance with the terms thereof, and any such amendment or modification shall not require any amendment of this Plan or further order of the Bankruptcy Court.

6.20. Registration Rights Agreement. The Registration Rights Agreement shall be executed and delivered on the Effective Date or as soon thereafter as is practicable by Reorganized G&L Inc. in favor of all Holders of registrable New G&L Inc. Common Stock and any of such Holders’ Nominees or permitted transferees. All of the New G&L Inc. Common Stock (including, but not limited to, the New Restricted Stock) issued under the Plan or issuable upon the exercise of (a) the options to be granted pursuant to the Management Incentive Program to purchase shares of New G&L Inc. Common Stock or (b) the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan), to the extent covered by the Registration Rights Agreement, shall be subject to the terms and conditions thereof. The Registration Rights Agreement shall contain provisions customary and appropriate for transactions of this type.

6.21. Stockholders’ Agreement. Reorganized G&L Inc., the Senior Credit Facility Lenders, and all other Holders of New G&L Inc. Common Stock, or any of such parties’ Nominees or permitted transferees, shall be deemed to be subject to the terms of the Stockholders’ Agreement, to the extent covered thereby. At such time as Persons who have received (i) options or other grants (including New Restricted Stock) under the Management Incentive Program or (ii) Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan) become stockholders of Reorganized G&L Inc. by virtue of such grant or option or Warrant (as applicable) exercise, those persons shall become parties to the

Stockholders’ Agreement and subject to all rights and obligations thereunder. The Stockholders’ Agreement shall contain provisions customary and appropriate for transactions of this type, including provisions regarding the composition of Reorganized G&L Inc.’s Board of Directors, corporate governance, and restrictions on transferability of New G&L Inc. securities.

6.22. No Fractional Shares or Warrants. No fractional shares of New G&L Inc. Common Stock or Warrants to acquire any fractional shares of New G&L Inc. Common Stock (to the extent that the Warrants are issued pursuant to the terms of this Plan) shall be issued or distributed under the Plan. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New G&L Inc. Common Stock or a Warrant to acquire any fractional shares of New G&L Inc. Common Stock (if any), the actual distribution of shares of such stock or Warrants to acquire such shares shall be rounded down to the next lower whole number. The total number of shares of New G&L Inc. Common Stock and/or Warrants to acquire any fractional shares of New G&L Inc. Common Stock (if any) to be distributed to a Class of Claims shall be adjusted as necessary to account for this rounding. No consideration shall be provided in lieu of fractional shares of New G&L Inc. Common Stock or Warrants that are rounded down.

6.23. Potential Restructuring Transactions.

(a) The Debtors or the Reorganized Debtors may potentially engage in one or more Restructuring Transactions involving one or more of the Debtors’ or the Reorganized Debtors’ respective assets, liabilities, and/or operations (as applicable) and may otherwise take such actions that the Debtors or Reorganized Debtors determine to be necessary or appropriate to effect a corporate restructuring of their respective businesses to simplify or otherwise improve the overall corporate structure or operations of the Reorganized Debtors. Such transactions may include one or more mergers, consolidations, restructurings, dispositions, sales, or other transfers, leases, or assignments, liquidations, or dissolutions, or change from a corporation to a limited liability corporation or other legal form, as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate. The actions to effect these transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, formation of new subsidiaries, disposition, sale, transfer, assignment, lease, liquidation, or dissolution containing terms that are not inconsistent with the terms of the Plan and that satisfy the requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, lease, or delegation of any asset, property, right, liability, duty, or obligation on terms not inconsistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, or dissolution pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Debtors and the Reorganized Debtors are hereby authorized to take any and all actions as may be reasonably necessary or appropriate to effectuate any and all such potential Restructuring Transactions, to the extent such actions are not inconsistent with the terms of this Plan. Similarly, the respective Boards of Directors, officers, and/or member of the Debtors, the Reorganized Debtors, and the New Subsidiaries (as applicable) are hereby authorized to take all such actions as are necessary and appropriate to effectuate any and all Restructuring Transactions, without the need for any additional corporate action or court order.

(b) The Restructuring Transactions may include one or more mergers, consolidations, restructurings, formations of new subsidiaries, dispositions, sales, or other transfers, leases, or assignments, liquidations, or dissolutions that result in all or a portion of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Debtors or the Reorganized Debtors’ vesting in one or more surviving, resulting, or acquiring corporation(s) or similar entity. In each case in which the surviving, resulting, or acquiring corporation or similar entity in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation or similar entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation or similar entity, which may provide that another Reorganized Debtor will perform such obligations. The Restructuring Transactions shall be reasonably acceptable to the Lender Steering Committee.

6.24. De Minimis Distributions. No Debtor, Reorganized Debtor, or any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of this Plan, will distribute any Cash to the Holder of an Allowed Class 3 Claim if the amount of Cash to be distributed on account of such Claim is less than $25. Any Holder of an Allowed Claim on account of which the amount of Cash to be distributed is less than $25 will have its Claim for such distribution discharged and will be forever barred from asserting any such claim against the Reorganized Debtors, any New Subsidiary, or their respective property. Any Cash not distributed pursuant to this Section 6.24 will be the property of Reorganized G&L Inc., free of any restrictions thereon, and any such Cash held by any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of this Plan will be returned to Reorganized G&L Inc.

6.25. Withholding and Reporting Requirements. In connection with the Plan and all instruments issued in connection therewith and distributed thereon, the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Section 6.6(b) of this Plan, the Agent, the DIP Agent, and the Senior Subordinated Notes Indenture Trustee, as the case may be, shall comply with all applicable withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements.

6.26. Non-Debtor Intercompany Claims. All Non-Debtor Intercompany Claims shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine as appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors and their non-Debtors subsidiaries and Affiliates.

6.27. Direction to Parties. From and after the Effective Date, the Reorganized Debtors and/or the New Subsidiaries (if any) may apply to the Bankruptcy Court for an order directing any necessary party to execute or deliver or to join in the execution or delivery of any instrument required to effect a transfer of property dealt with by the Plan (including, but not limited to, pursuant to any Restructuring Transaction), and to perform any other act, including the satisfaction of any Lien, that is necessary for the consummation of the Plan, pursuant to Bankruptcy Code § 1142(b).

6.28. Setoffs. The Debtors shall, pursuant to Bankruptcy Code § 553, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, all claims, rights, and causes of action of any nature that the Debtors may hold against the Holder of such Allowed Claim that are not otherwise waived, released, or compromised in accordance with the Plan; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors of any such claims, rights, and causes of action that any of the Debtors may possess against such Holder; provided, further, however, that the Debtors shall not enforce rights of setoff (if any) against the Holders of Class 2A Claims.

6.29. Preservation of Rights of Action. Except as otherwise specified in the Plan, in accordance with Bankruptcy Code § 1123(b), as of the Effective Date, the Reorganized Debtors shall retain the Bankruptcy Claims and shall have the power, subject to any releases and/or waivers contained in the Plan or the Final DIP Order, (i) to institute and present in the name of the Debtors, or otherwise, all proceedings that they may deem proper in order to collect, assert, or enforce any claim (including, but not limited to, any and all Bankruptcy Claims), right, or title of any kind in or to any of the Debtors’ Assets or to avoid any purported Lien, and (ii) to defend and compromise any and all actions, suits, or proceedings in respect of such Assets.

6.30. Settlement of Bankruptcy Claims. At any time after the Confirmation Date and before the Effective Date, notwithstanding anything in the Plan to the contrary, the Debtors may settle some or all of the Bankruptcy Claims with the approval of the Bankruptcy Court pursuant to Bankruptcy Rule 9019.

6.31. Termination of Claims of Contractual Subordination of Holders of Senior Subordinated Notes Claims. Provided that (i) Class 4 shall have voted as a Class to accept this Plan in accordance with Bankruptcy Code § 1126(c), (ii) the Bankruptcy Court shall have entered the Confirmation Order (approving, among other things, the provisions set forth in Plan Article IX and Plan Section 13.9), and (iii) the Effective Date shall have occurred and the Plan shall have been substantially consummated (as defined in § 1101(2) of the Bankruptcy Code), all rights, actions, or causes of action between or among the Holders of “Senior Indebtedness” (as such term is defined in the Senior Subordinated Notes Indenture) and Holders of Senior Subordinated Notes Claims relating in any manner whatsoever to Claims against the Debtors based upon any claimed right to contractual (including, but not limited to, pursuant to Section 12.01 of the Senior Subordinated Notes Indenture) or other subordination shall be satisfied, terminated, void, and of no further force and effect as of the Effective Date, so that notwithstanding any such rights, actions, or causes of action, each Holder of Senior Subordinated Notes Claims shall have the rights and benefits of the distributions provided in this Plan to such Holder.

6.32. “Change of Control” Provisions. Notwithstanding anything contained herein or in the Senior Subordinated Notes Indenture to the contrary, the transactions to be consummated in accordance with the Plan shall not create, or be deemed to create, any (a) right on the part of a

Senior Subordinated Noteholder to require that G&L Inc. or Reorganized G&L Inc. repurchase such Holder’s Senior Subordinated Notes or (b) any other claim in connection therewith, upon a “Change of Control,” as such term is defined and discussed in Section 4.14 of the Senior Subordinated Notes Indenture or in any Executory Contract being assumed pursuant to this Plan.

6.33. Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims. The classification and treatment of Allowed Claims under the Plan take into consideration all Allowed Secondary Liability Claims. On the Effective Date, Allowed Secondary Liability Claims (except for Claims arising under the Senior Credit Facility) will be treated as follows:

(a) The Allowed Secondary Liability Claims arising from or related to any Debtor’s joint or several liability for the obligations under any (a) Allowed Claim that is being Reinstated under the Plan or (b) Executory Contract that is being assumed or deemed assumed by another Debtor or Reorganized Debtor or under any Executory Contract that is being assumed by and assigned to another Debtor or Reorganized Debtor or any other entity will be Reinstated.

(b) Holders of all other Allowed Secondary Liability Claims will be entitled to only one distribution from the Debtors, which distribution shall be deemed to have been made by the Debtor that is primarily liable for the underlying Allowed Claim, which distribution will be as provided in the Plan in respect of such underlying Allowed Claim, and which Allowed Claim will be deemed satisfied in full by the distributions on account of the related underlying Allowed Claim. No multiple recovery on account of any Allowed Secondary Liability Claim (including, but not limited to, on account of any Claim based on any of the Guarantees or any guaranty related to an Executory Contract) will be provided or permitted.

6.34. Plan Supplement. The Plan Supplement shall be filed with the Bankruptcy Court in the time established by the order of the Bankruptcy Court approving the Disclosure Statement (as such time may be extended by further order(s) of the Bankruptcy Court). Documents included in the Plan Supplement shall include the respective forms of the Amended and Restated Certificates of Incorporation, the Amended and Restated Bylaws, the Amended and Restated Limited Liability Company Operating Agreements, the Amended and Restated Certificates of Formation, the Stockholders’ Agreement, and the Registration Rights Agreement; the list of Assigned Executory Contracts (if any); the list of the Executory Contracts to be rejected under the Plan (if any); and a summary of the principal terms of the Management Incentive Program, among other Plan Documents. Upon its filing, the Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Debtors or through the Bankruptcy Court’s website, www.nysb.uscourts.gov.

6.35. Consent or Acceptance by the Lender Steering Committee. In connection with any and all provisions of this Plan calling for the consent or acceptance of the Lender Steering Committee, such consent or acceptance (as applicable), as manifested by a majority of the members thereof actually voting on the particular issue at hand, shall not unreasonably be withheld by the Lender Steering Committee or its members.

ARTICLE VII

EXECUTORY CONTRACTS

7.1. Assumption of Executory Contracts. As of the Confirmation Date, but subject to the occurrence of the Effective Date, all Executory Contracts will be deemed assumed by the applicable Debtors and (except as otherwise provided in (i) Section 7.2 hereof with respect to any Assigned Executory Contracts that shall be assigned to a New Subsidiary pursuant to a Restructuring Transaction, if any, and (ii) Section 7.8 hereof with respect to insurance policies that relate to the assets, liabilities, and/or operations that are the subject of any Restructuring Transaction or are otherwise to be assigned to a New Subsidiary pursuant to a Restructuring Transaction, if any), retained by the applicable Reorganized Debtors in accordance with the provisions and requirements of Bankruptcy Code §§ 365 and 1123, except those Executory Contracts that (i) have been rejected by order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Confirmation Date, (iii) are identified as “to be rejected” on the list included in the Plan Supplement, or (iv) are otherwise rejected pursuant to the terms of the Plan. Rejection of the Executory Contracts at issue in clauses (iii) and (iv) in the immediately preceding sentence shall be effective as of the Confirmation Date, subject to the occurrence of the Effective Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to Bankruptcy Code §§ 365(a) and 1123, subject to the occurrence of the Effective Date. Each Executory Contract assumed pursuant to this Article VII that is not assigned to a New Subsidiary pursuant to Section 7.2 hereof shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law. The Debtors shall retain the right at all times prior to the Effective Date to reject any additional or other Executory Contract(s) not identified on the list thereof included in the Plan Supplement as “to be rejected.” Without limiting the effect of this Plan Section 7.1, the Disclosure Statement will contain a schedule of all known Executory Contracts anticipated to be assumed under the Plan, subject to the Debtors’ right to determine subsequently to reject such Executory Contracts; such list shall be divided into sub-categories, including, but not limited to, (i) insurance policies, (ii) Compensation and Benefits Programs (as defined below), and (iii) other Executory Contracts.

7.2. Assumption and Assignment of the Assigned Executory Contracts to the New Subsidiaries. On the Effective Date or as soon thereafter as is practicable, the Reorganized Debtors shall assign all of the Assigned Executory Contracts set forth on the list thereof included in the Plan Supplement, if any, to the applicable New Subsidiaries in connection with the Restructuring Transactions contemplated in, and authorized by, Section 6.23 hereof. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of any and all such assignments pursuant to Bankruptcy Code §§ 365 and 1123, if any. Each Assigned Executory Contract assigned pursuant to this Article VII to a New Subsidiary, if any, shall be fully enforceable by such New Subsidiary in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption and assignment, or (iii) applicable federal law.

7.3. Cure of Defaults of Assumed or Assigned Executory Contracts. Any monetary amounts by which each Executory Contract to be assumed or assigned to a New

Subsidiary (if any, in the case of the Assigned Executory Contracts) pursuant to the Plan is in default shall be satisfied, pursuant to Bankruptcy Code § 365(b)(1) of the Bankruptcy Code, by payment of the default amount (as such amount has been agreed upon by the Reorganized Debtors, or in the event of a dispute regarding such default amount, as such amount has been determined by an order of the Bankruptcy Court) in Cash by the latest of (i) the Effective Date, (ii) in the event of a dispute regarding the default amount, within 10 days of the entry of an order of the Bankruptcy Court establishing such default amount, (iii) the date of an order of the Bankruptcy Court approving and authorizing the assumption or assignment of an Executory Contract not otherwise assumed or assigned pursuant to the terms of the Plan, or (iv) on such other terms as the parties to such Executory Contracts may otherwise agree. Notwithstanding the foregoing, in the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of Bankruptcy Code § 365) under the contract or lease to be assumed or assigned, or (3) any other matter pertaining to assumption or assignment (each an “Assumption Dispute”), the cure payments required by Bankruptcy Code § 365(b)(1) shall be made following the entry of a Final Order resolving the dispute and approving the assumption or assignment; provided, however, that (a) in the event the Bankruptcy Court determines that the actual cure payment owed to a particular non-Debtor party to an Executory Contract exceeds the proposed cure amount as set forth in the notice provided by the Debtors pursuant to Section 7.4 hereof or (b) the Debtors and the applicable non-Debtor party involved in any Assumption Dispute cannot otherwise consensually resolve such Assumption Dispute prior to the Effective Date, the Debtors may reject the Executory Contract at issue pursuant to Bankruptcy Code § 365 rather than paying the disputed cure amount, by presenting a proposed order to the Bankruptcy Court for such rejection. In the event any Executory Contract is so rejected, the non-Debtor party thereto shall be entitled to file a Proof of Claim pursuant to Section 7.5 of this Plan, which Claim shall be classified pursuant to Section 7.6 hereof, but shall not be entitled to any other or further Claim or relief from any of the Debtors, the Reorganized Debtors, or any New Subsidiary.

7.4. Notice of Proposed Cure Amount and Objection Deadline. The Debtors shall provide notice to the non-Debtor party to any Executory Contract to be assumed and/or assigned to a New Subsidiary pursuant to any Restructuring Transaction of (i) the proposed default amount owed (if any) under the applicable Executory Contract and (ii) the last date by which such non-Debtor party may file an objection or other response with respect to such proposed default amount. Any non-Debtor party that fails to object or otherwise respond in a timely manner to such notice of proposed default amount owed shall be deemed to have consented to such proposed amount and/or to the assignment of the Executory Contract to the applicable New Subsidiary in the case of an Assigned Executory Contract (if any).

7.5. Rejection Claims. Each Person who is a party to an Executory Contract rejected pursuant to this Article VII shall be entitled to file, not later than 30 days after such rejection (or as otherwise provided by an order of the Bankruptcy Court), a Proof of Claim for alleged Rejection Claims. If no such Proof of Claim for Rejection Claims is timely filed, any such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors, any New Subsidiary, or their respective Estates or assets. Objections to any such Proof of Claim shall be filed not later than 120 days after such Proof of Claim is filed (or as otherwise provided by an order of the Bankruptcy Court), and the Bankruptcy Court shall decide any such objections. Payment of such Claims (consistent with the distributions to be received by Holders of other Claims in the Class into which such Claims fall, as determined by Section 7.6 hereof) shall be made no earlier than the later of (a) 10 days after the expiration of the 120-day period for filing an objection in respect of any Proof of Claim filed pursuant to this Section 7.5 and (b) 10 days after the Claim has been allowed by a Final Order, provided that no such payments shall be made before the Effective Date.

7.6. Classification of Rejection Claims. Except as otherwise provided under the Plan, Rejection Claims against any Debtor shall be treated as Allowed Class 3 Claims to the extent they are Allowed Claims, and shall be satisfied in accordance with the Bankruptcy Code, the Plan, and the Confirmation Order.

7.7. Reinstatement of Allowed Secondary Liability Claims Arising From or Related to Executory Contracts Assumed by the Debtors. On the Effective Date, in accordance with Section 6.33 hereof, any Allowed Secondary Liability Claim arising from or related to any Debtor’s joint or several liability for the obligations under or with respect to: (a) any Executory Contract that is being assumed or deemed assumed pursuant to section 365 of the Bankruptcy Code by another Debtor or Reorganized Debtor; (b) any Executory Contract that is being assumed by and assigned to another Debtor, Reorganized Debtor, or New Subsidiary (if any); or (c) a Reinstated Claim will be Reinstated. Accordingly, such Allowed Secondary Liability Claims will survive and be unaffected by entry of the Confirmation Order.

7.8. Insurance Policies. Unless otherwise rejected by the Debtors, all insurance policies of the Debtors providing coverage to the Debtors and/or the Debtors’ directors, officers, stockholders, agents, employees, representatives, and others for conduct in connection in any way with the Debtors, their assets, liabilities, and/or operations, to the extent such policies are Executory Contracts, shall be deemed assumed by the applicable Debtors as of the Confirmation Date. Without limiting the generality of the foregoing, on the Effective Date or as soon thereafter as is practicable, the Reorganized Debtors shall assign all insurance policies relating to the Debtors’ assets, liabilities, and/or operations that are the subject of a Restructuring Transaction (if any) to the applicable New Subsidiar(ies). Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and/or assignments pursuant to Bankruptcy Code §§ 365 and 1123 or otherwise. Each insurance policy assumed pursuant to this Article VII of the Plan that is not also assigned to a New Subsidiary pursuant to this Section 7.8 of the Plan shall revest in, and be fully enforceable by, the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law. Each insurance policy assigned pursuant to this Article VII to a New Subsidiary (if any) shall be fully enforceable by such New Subsidiary in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption and assignment, or (iii) applicable federal law. Whether such insurance policies are Executory Contracts or not, if they have not done so already, on or prior to the Effective Date, the applicable Debtors shall cure any defaults under such insurance policies. Without limiting the effect of this Plan Section 7.8, the schedule to the Disclosure Statement of all known Executory Contracts referenced in Plan Section 7.1 will include all known insurance policies anticipated to be assumed.

7.9. Compensation and Benefits Programs. Except as otherwise expressly provided under this Plan or any exhibit hereto, unless otherwise rejected or lawfully terminated by the Debtors, all employment agreements, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their Employees, retirees, and non-Employee directors, including, without limitation, all savings plans (including, but not limited to, any profit-sharing plans), pension or retirement plans (including, but not limited to, any plans qualified under Internal Revenue Code § 401(a)), healthcare plans, disability plans, severance benefit plans, and life, accidental death, and dismemberment insurance plans in effect as of the Confirmation Date (collectively, the “Compensation and Benefits Programs”) either shall be (i) treated as Executory Contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of Bankruptcy Code §§ 365 and 1123 or (ii) otherwise deemed assumed on the Effective Date. Without limiting the effect of this Plan Section 7.9, the schedule to the Disclosure Statement of all known Executory Contracts referenced in Plan Section 7.1 will include all known Compensation and Benefits Programs anticipated to be assumed.

On the Effective Date or as soon thereafter as is practicable, any and all New Subsidiaries shall be named as a participating employer(s) under the applicable Compensation and Benefits Programs, as determined by the Reorganized Debtors. Alternatively, in the event a particular Compensation and Benefits Program does not contain a “participating employer” concept, action shall be taken otherwise to effect coverage thereunder of applicable employees of the relevant New Subsidiary, if any, as determined by the Reorganized Debtors. Except as otherwise set forth herein, any employee of any New Subsidiary so covered under the Compensation and Benefits Programs shall be eligible for the benefits and entitlements thereunder to the same extent as such employee was eligible thereunder prior to the Effective Date.

7.10. Obligations to Indemnify Directors, Officers, and Employees, etc. The obligations of each Debtor or Reorganized Debtor to indemnify any person serving as one of its directors, officers, employees, agents, representatives, management, or otherwise on or following the Petition Date by reason of such person’s service on or following the Petition Date in such a capacity or as a director, officer, employee, agent, representative, manager, or otherwise of another corporation, partnership, or other legal entity, to the extent provided in the applicable certificates of incorporation, by-laws or similar constituent documents, by statutory law or by written agreement, policies, or procedures of or with such Debtor, will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code or otherwise as of the Effective Date. Accordingly, such indemnification obligations will not be discharged but will instead survive and be unaffected by entry of the Confirmation Order. Without in any way limiting the generality of the foregoing, the Reorganized Debtors shall maintain for a period of not less than six years from the Effective Date coverage for the individuals covered, as of the Petition Date, by such policies at levels and on terms no less favorable to such individuals than the terms and levels provided for under the policies assumed pursuant to the Plan.

7.11. Executory Contracts Entered Into After the Petition Date. Executory Contracts entered into after the Petition Date by any Debtor, including any Executory Contracts assumed by any Debtor pursuant to Bankruptcy Code § 365, will be performed by the Debtor or the Reorganized Debtor liable thereunder in accordance with the terms and subject to the conditions of such Executory Contract(s) in the ordinary course of its business. Accordingly, such Executory Contracts (including any Executory Contracts assumed pursuant to Bankruptcy Code § 365) will survive and remain unaffected by entry of the Confirmation Order. Without limiting the effect of this Plan Section 7.11, the Disclosure Statement will contain a schedule of all known Executory Contracts entered into after the Petition Date by any Debtor, including any Executory Contracts assumed by any Debtor pursuant to Bankruptcy Code § 365.

7.12. Pension Funding Agreement. Notwithstanding any other provision of this Plan, any document contained in the Plan Supplement, or the Disclosure Statement (including any Exhibit thereto), the Debtors hereby expressly reserve the right to (i) reject the Pension Funding Agreement pursuant to Bankruptcy Code § 365, under the Plan or otherwise, and/or (ii) institute and present in the name of the Debtors, or otherwise, an action to avoid any purported Lien securing any liabilities owed to the PBGC under the Pension Funding Agreement, if any.

ARTICLE VIII

CONDITIONS PRECEDENT TO CONFIRMATION AND EFFECTIVENESS

8.1. Conditions to Confirmation. Confirmation of the Plan shall not occur unless and until the following conditions have been satisfied or waived, pursuant to Section 8.3, in writing by the Debtors and the Lender Steering Committee: (a) an order approving the Disclosure Statement as containing adequate information pursuant to Bankruptcy Code § 1125 shall have been entered and (b) the Confirmation Order shall be reasonably acceptable in form and substance to the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders. However, the Lender Steering Committee shall not be permitted to unreasonably withhold its consent to the form and substance of the Confirmation Order.

8.2. Conditions to Effectiveness. Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date of the Plan shall not occur, and the Plan shall not be binding on any party, unless and until each of the following conditions has been satisfied or waived, subject to Section 8.3, in writing by the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders:

(a) The Confirmation Order (i) shall have been entered on the docket by the Clerk of the Bankruptcy Court in form and substance reasonably acceptable to the Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders, (ii) shall not have been reversed, stayed, modified, or amended, and (iii) shall provide that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall be immediately effective, subject to the terms and conditions of the Plan;

(b) The Plan Documents and all other documents provided for under, and reasonably necessary to effectuate the (i) terms of and (ii) actions contemplated under, the Plan shall have been executed and delivered by the parties thereto, unless such execution or delivery has been waived in writing by the parties benefited by such documents, including, but not limited to, the following documents:

(1) the Amended and Restated Certificates of Incorporation, the Amended and Restated By-Laws, the Amended and Restated Certificates of Formation, and the Amended and Restated Limited Liability Company Operating Agreements (as applicable);

(2) the Exit Credit Facility, the Exit Credit Facility Guarantees, and all instruments, certificates, guarantees, agreements, and documents contemplated by Section 6.14 of this Plan; and

(3) the New G&L Inc. Term Notes, the New G&L Inc. Term Notes Guarantees, the New Intercompany Notes, and all instruments, certificates, guarantees, agreements, and documents contemplated by Sections 6.15 and 6.18 of this Plan;

(c) The Lender Steering Committee shall have consented to each of the following:

(1) the terms and conditions of the Management Incentive Program;

(2) the composition and compensation of the Reorganized Debtors’ respective Boards of Directors and senior management;

(3) the terms and conditions of the Exit Credit Facility; and

(4) the terms and conditions of each Plan Document (including all exhibits thereto);

(d) The Amended and Restated Certificates of Incorporation and/or the Amended and Restated Certificates of Formation (as applicable) of the Reorganized Debtors shall have been filed with the applicable authority of each entity’s jurisdiction of incorporation in accordance with such jurisdiction’s corporation or limited liability company laws (as applicable);

(e) The Stockholders’ Agreement, the Management Incentive Program, and the Registration Rights Agreement shall have been executed and delivered by the applicable and necessary parties thereto;

(f) The new respective Boards of Directors of those Reorganized Debtors that are corporations shall have been appointed;

(g) All authorizations, consents, and regulatory approvals required (if any) in connection with the effectiveness of this Plan shall have been obtained;

(h) The Lender Steering Committee shall be reasonably satisfied that the issuance of the Warrants will not require the Reorganized Debtors to become a reporting company under the Securities Exchange Act of 1934, as amended, or otherwise; and

(i) The Effective Date shall occur no later than March 15, 2004.

The Confirmation Order shall be deemed annulled at such time as a condition to the Effective Date that has not been waived in a writing executed by the Debtors and the Lender

Steering Committee on behalf of the Senior Credit Facility Lenders. If the Effective Date does not occur for any reason, then the Plan shall be null and void and, in such event, nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings (whether or not such proceedings involve any of the Debtors). If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgement, offer or undertaking by the Debtors in any respect.

8.3. Waiver of Conditions. The Debtors and the Lender Steering Committee on behalf of the Senior Credit Facility Lenders may, but shall have no obligation to, waive any conditions set forth in this Article at any time, without notice, without leave of or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan. The failure to satisfy or waive any condition may be asserted by the Debtors regardless of the circumstances giving rise to the failure of such conditions to be satisfied.

8.4. Lender Steering Committee Approval. For purposes of this Article VIII, any consent that is required to be obtained from the Lender Steering Committee on behalf of the Senior Credit Facility Lenders shall be in writing.

ARTICLE IX

TITLE TO PROPERTY AND RELEASES

9.1. Vesting of Property. Except as otherwise provided in the Plan or the Confirmation Order, upon the Effective Date, but retroactive to the Confirmation Date, (a) the Reorganized Debtors shall continue to exist as separate corporate entities (except in the case of the Dissolved Entities, which shall continue to exist as separate corporate entities only until the effective date of the dissolution thereof in accordance with the provisions of applicable Delaware law), with all the powers of corporations and/or limited liability companies (as applicable) under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under applicable state law, and (b) all property of the respective Estates of the Debtors (including, but not limited to, the Debtors’ respective equity interests in any Debtor Subsidiary or any non-Debtor domestic or foreign subsidiary, but not including any assets transferred, or any Assigned Executory Contract assigned, after the Confirmation Date but prior to the Effective Date to a New Subsidiary pursuant to a Restructuring Transaction, if any, as provided for and authorized herein), wherever situated, shall vest in the applicable Reorganized Debtor, subject to the provisions of the Plan and the Confirmation Order. Thereafter, each Reorganized Debtor may operate its business, incur debt and other obligations in the ordinary course of its business, and may otherwise use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. After the Effective Date, but retroactive to the Confirmation Date, all property retained by the Reorganized Debtors pursuant hereto or transferred or assigned to a New Subsidiary pursuant to a Restructuring Transaction shall be free and clear of all claims, debts, Liens, security interests, encumbrances, and interests of Creditors and Interest Holders of the Debtors and all other

Persons, except as contemplated hereby and except for the obligation to perform according to the Plan and the Confirmation Order, and except for the claims, debts, Liens, security interests, encumbrances, and interests (a) of Holders of Allowed Class 2B Claims preserved or otherwise Reinstated by the Plan or (b) arising in connection with respect to the Exit Credit Facility and the New G&L Inc. Term Notes.

9.2. Discharge and Injunction. Pursuant to 11 U.S.C. § 1141(b) or otherwise, except as may otherwise be provided herein or in the Confirmation Order, upon the occurrence of the Effective Date, the rights afforded and the payments and distributions to be made under this Plan shall be in complete exchange for, and in full and unconditional settlement, satisfaction, discharge, and release of any and all existing debts, Claims, and Interests of any kind, nature, or description whatsoever against the Debtors or any of the Debtors’ Assets and any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction or other property, and shall effect a full and complete release, discharge, and termination of all Liens, security interests, or other claims, interests, or encumbrances upon all of the Debtors’ Assets (as well as upon any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) and property. No Creditor or Interest Holder of the Debtors nor any other Person may receive any payment from, or seek recourse against, any Assets (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) that are to be distributed under the terms of the Plan, except for those distributions expressly provided for under the Plan. All Persons are precluded from asserting, against any property that is to be distributed under the terms of the Plan (including, but not limited to, any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction), any claims, obligations, rights, causes of action, liabilities, or equity interests based upon any act, omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, other than as expressly provided for in the Plan or the Confirmation Order, whether or not (a) a Proof of Claim based upon such debt is filed or deemed filed under Bankruptcy Code § 501; (b) a Claim based upon such debt is allowed under Bankruptcy Code § 502; or (c) the Holder of a Claim based upon such debt has accepted the Plan. Except as otherwise provided in the Plan or the Confirmation Order, all Holders of Claims and Interests arising prior to the Effective Date shall be permanently barred and enjoined from asserting against the Debtors, the Reorganized Debtors, any of the New Subsidiaries, their successors, or the Assets or any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction, any of the following actions on account of such Claim or Interest: (a) commencing or continuing in any manner any action or other proceeding on account of such Claim or Interest against property to be distributed under the terms of the Plan, other than to enforce any right to distribution with respect to such property under the Plan; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against any of the property to be distributed under the terms of the Plan or transferred to a New Subsidiary pursuant to any Restructuring Transaction, other than as permitted under sub-paragraph (a) above; (c) creating, perfecting, or enforcing any Lien or encumbrance against any property to be distributed under the terms of the Plan or transferred to a New Subsidiary pursuant to any Restructuring Transaction; (d) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due the Debtors, the Reorganized Debtors, or any New Subsidiary, the Assets (as well as any assets transferred to a New Subsidiary pursuant to any Restructuring Transaction) or any other property of the Debtors, the Reorganized Debtors, or any New Subsidiary, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons;

and (e) acting or proceeding in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan. Notwithstanding anything to the contrary in this Plan Section 9.2, the discharge granted to the Debtors hereunder shall not discharge any liability arising under any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA.

9.3. No Waiver of Discharge. Except as otherwise specifically provided herein, nothing in this Plan shall be deemed to waive, limit, or restrict in any way the discharge granted to the Debtors upon Confirmation of the Plan by Bankruptcy Code § 1141.

9.4. Post-Consummation Effect of Evidences of Claims or Interests. Except as otherwise expressly set forth in this Plan, any and all notes, stock certificates, and/or other evidences of Claims against, or Interests in, any of the Debtors shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan, if any, and shall otherwise be cancelled and of no force and effect as of the Effective Date.

9.5. Term of Injunctions or Stays. Unless otherwise provided, all injunctions or stays provided for in these Cases pursuant to Bankruptcy Code § 105, § 362, or otherwise, and in effect on the Confirmation Date, shall remain in full force and effect until the Effective Date.

9.6. Releases.

(a) In consideration for, among other things, the obligations under the Plan and the Plan Documents, and except as otherwise provided herein, as of the Confirmation Date, but subject to the occurrence of the Effective Date, none of: (i) the Debtors, the Reorganized Debtors, or any New Subsidiary and these parties’ respective successors and assigns; (ii) the Agent, the DIP Agent, the Senior Credit Facility Lenders, and the DIP Facility Lenders; (iii) the members of the Creditors Committee; (iv) the respective present or former directors, officers, employees, predecessors, successors, members, agents, principals, representatives, stockholders, attorneys, advisors, financial advisors, accountants, underwriters, appraisers, investment bankers, and other professionals of any Person referred to in clauses (i), (ii), or (iii) of this Section 9.6(a) (in each instance acting in such capacity and not in any other capacity); and (v) any Person claimed to be liable derivatively through any Person referred to in clauses (i), (ii), (iii), or (iv) of this Section 9.6(a) (all such Persons referred to in clauses (i) through (v) (inclusive) of this Section 9.6(a) are referred to herein collectively as the “Released Parties”), shall have or incur any liability to (A) each holder of a Claim that votes in favor of the Plan or (B) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each Person that has held, holds, or may hold a Claim or Interest or at any time was a creditor or Interest Holder of any of the Debtors and that does not vote on the Plan or votes against the Plan (all such Persons referred to in clauses (A) and (B) of this Section 9.6(a) are referred to herein collectively as the “Releasing Parties”) for any claim, obligation, right, cause of action, or liability (including, but not limited to, any claims arising out of, or relating to, any alleged fiduciary or other duty; any alleged violation of any federal securities law or any other law relating to creditors’ rights generally; any of the Released Parties’ ownership of any securities of any of the Debtors; or the potential avoidance of preferences or fraudulent conveyances or any derivative claims) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through and including the Effective Date in any way relating to the Debtors, these Cases, or the Plan; and all claims based upon or arising out of such actions or omissions shall be forever waived and released (other than the right to enforce the Debtors’ or the Reorganized Debtors’ obligations under (a) the Plan, (b) any settlement agreement (including any related postpetition agreements) approved by the Bankruptcy Court in these Cases, (c) the Assumed Contracts, or (d) the Plan Documents to be delivered under the Plan); provided, however, that such waiver and release will be in addition to the discharge of Claims and termination of Interests provided in this Plan and under the Confirmation Order and the Bankruptcy Code;

(b) No release or waiver provided under this Section 9.6 shall affect the liability (a) of any non-Debtor Person (i) that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts or (ii) that arises under (A) the Internal Revenue Code, or any state, city, or municipal tax code, (B) the environmental laws of the United States, any state, city, or municipality, or (C) the criminal laws of the United States, any state, city, or municipality; or (b) of any Person to the extent of any recoveries for a prepetition claim against a Released Party that may be obtained against a third-party insurer (but, for the avoidance of doubt, any claim to which an insurer may be subrogated shall remain subject to this waiver or release). In addition, no waiver or release provided under this Section 9.6 shall be (i) construed as, or operate as a release of, or limitation on any objections to Claims, (ii) construed as, or operate as a release of, claims against attorneys in derogation of the Code of Professional Responsibilities, (iii) construed as, or operate as a release of, any claims or causes of action against Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding, or (iv) construed as, or operate as a release of, claims relating to any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA.

(c) Except as otherwise provided in this Plan, all Persons shall be forever precluded from asserting any claims released pursuant to this Section 9.6 against any of the Released Parties, or any of their respective assets; and to the extent that any Person receives monetary damages from any Released Party on account of any claim released pursuant to this Section 9.6, such Persons hereby assign all of their respective right, title, and interest in and to such recovery to the Released Parties against whom such money is recovered.

9.7. Release by the Debtors. On the Effective Date, pursuant to Bankruptcy Rule 9019 or otherwise, the Debtors, the Reorganized Debtors, and any Person seeking to exercise the rights of the Debtors’ estates, including, without limitation, any successor to the Debtors or any estate representative appointed or selected pursuant to Bankruptcy Code § 1123(b), on their own behalf, and on behalf of all the Debtors’ respective Interest Holders and Creditors derivatively, hereby completely and forever release, waive, and discharge the Released Parties from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, and liabilities (including any Bankruptcy Claims), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity, or otherwise, that are based in whole or in part on any act, omission, transaction, or other occurrence taking place on or prior to the Effective Date in any way relating to a Debtor, these Cases, or the Plan that such entity has, had, or may have based upon any act or omission related to past service with, for, or on behalf of the Debtors or their Affiliates through and including the Effective Date, including, but not limited to, with respect to any actions to be contemplated by this Plan or not taken in connection herewith. The immediately preceding sentence shall not, however, apply to (i) any indebtedness of any Person to any of the Debtors for money borrowed by such Person or any other contractual obligation of any Person to any of the Debtors, (ii) any liability that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts, or (iii) any setoff or counterclaim that the Debtors may have or assert against any Person, provided that the aggregate amount thereof shall not exceed the aggregate amount of any Claims held or asserted by such Person against the Debtors. Holders of Claims and Interests against any of the Debtors shall be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any such claim that could be brought on behalf of or in the name of the Debtors. In addition, nothing in this Section 9.7 shall be construed as, or operate as a release of (a) claims against attorneys in derogation of the Code of Professional Responsibilities, (b) any claims or causes of action against Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding, or (c) claims relating to any fiduciary obligation under ERISA or any controlled group liabilities under Title IV of ERISA.

9.8. Injunction Related to Releases. The Confirmation Order will permanently enjoin the commencement or prosecution by any entity, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, or liabilities released pursuant to the Plan.

9.9. Preservation of Insurance. Notwithstanding anything provided herein to the contrary, the Plan shall not be deemed in any way to diminish or impair the enforceability of any insurance policies that may cover claims against any of the Debtors or any other Person.

ARTICLE X

MODIFICATION AND RESERVATION OF RIGHTS IN THE

EVENT OF NONACCEPTANCE OF THE PLAN

The Debtors hereby reserve the right to request that the Bankruptcy Court confirm the Plan over the objection of any impaired Class or Interest in accordance with the applicable provisions of Bankruptcy Code § 1129(b). In the event that any impaired Class or Classes of Allowed Claims shall not accept the Plan, upon the written request of the Debtors filed with the Bankruptcy Court, the Plan shall be modified, revised, and amended to provide such treatment as set forth in such request, to assure that the Plan does not discriminate unfairly, and is fair and equitable, with respect to the Classes rejecting the Plan, and, in particular, to provide the treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b) with respect to (i) the rejecting Classes and (ii) any other Classes adversely affected by the modifications caused by this Article. In particular, the treatment of any rejecting Classes or adversely affected Classes shall be modified and amended from that set forth in Article V, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and

(b). These modifications may include, but shall not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting Classes and to any junior Classes affected thereby (even if such Classes previously accepted the Plan) consistent with Bankruptcy Code § 1129(b)(2)(B)(ii) and (C)(ii).

ARTICLE XI

SUBSTANTIVE CONSOLIDATION OF THE DEBTORS

The Debtors reserve the right to seek the entry of an order of the Bankruptcy Court providing for the substantive consolidation of some or all of the Debtors for the purpose of implementing the Plan, including for purposes of voting, confirmation, and distributions to be made under the Plan, subject to the right of any party in interest to object to such relief.

ARTICLE XII

RETENTION OF JURISDICTION

12.1. Claims and Actions. Following the Effective Date, the Bankruptcy Court shall retain such jurisdiction over these Cases as is legally permissible, including, without limitation, such jurisdiction as is necessary to ensure that the intents and purposes of the Plan are carried out. The Bankruptcy Court shall also expressly retain jurisdiction: (a) to hear and determine all Claims against any of the Debtors; and (b) to enforce all causes of action that may exist on behalf of any of the Debtors, including, but not limited to, all Bankruptcy Claims.

12.2. Retention of Additional Jurisdiction. Following the Effective Date, the Bankruptcy Court shall also retain jurisdiction for the purpose of classification of Claims and Interests, the re-examination of Claims that have been allowed, and the dispositions of such objections as may be filed to any Claims, including Bankruptcy Code § 502(c) proceedings for estimation of Claims. The Bankruptcy Court shall further retain jurisdiction for the following additional purposes:

(a) to decide all questions and disputes regarding title to the respective Assets of the Debtors, all causes of action, controversies, disputes, or conflicts, whether or not subject to any pending action as of the Effective Date, between any of the Debtors and any other party, including, without limitation, any right to recover assets pursuant to the provisions of the Bankruptcy Code;

(b) to modify the Plan after the Effective Date in accordance with the terms of the Plan and pursuant to the Bankruptcy Code and the Bankruptcy Rules;

(c) to enforce and interpret the terms and conditions of the Plan;

(d) to enter such orders, including, but not limited to, such future injunctions as are necessary to enforce the respective title, rights, and powers of the Debtors, and to impose such limitations, restrictions, terms, and conditions on such title, rights, and powers as the Bankruptcy Court may deem necessary;

(e) to enter an order closing these Cases;

(f) to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to implement the intents and purposes of the Plan;

(g) to decide any and all objections to the allowance of Claims or purported Liens;

(h) to determine any and all applications for allowances of compensation and reimbursement of expenses and the reasonableness of any fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

(i) to determine any applications or motions pending on the Effective Date for the rejection, assumption, or assignment of any Executory Contract and to hear and determine, and, if need be, to liquidate any and all Claims and/or disputes arising therefrom;

(j) to determine any and all applications, adversary proceedings, and contested matters that may be pending on the Effective Date;

(k) to consider any modification of the Plan, whether or not the Plan has been substantially consummated, and to remedy any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, to the extent authorized by the Plan or the Bankruptcy Court;

(l) to determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan or any Plan Document;

(m) to consider and act on the compromise and settlement of any Claim against or cause of action by or against any of the Debtors arising under or in connection with the Plan;

(n) to issue such orders in aid of execution of the Plan as may be authorized by Bankruptcy Code § 1142; and

(o) to determine such other matters or proceedings as may be provided for under Title 28 or any other title of the United States Code, the Bankruptcy Code, the Bankruptcy Rules, other applicable law, the Plan, or in any order or orders of the Bankruptcy Court, including, but not limited to, the Confirmation Order or any order that may arise in connection with the Plan or the Confirmation Order.

12.3. Failure of Bankruptcy Court to Exercise Jurisdiction. If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of these Cases, including the matters set forth in this Article, this Article shall not prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1. Governing Law. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of the Plan Documents and any other contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

13.2. Revocation or Withdrawal of the Plan. The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors so revoke or withdraw the Plan, then the Plan shall be null and void and, in such event, nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving any of the Debtors.

13.3. Successors and Assigns. The rights, benefits, and obligations of any Person named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, successors, or assigns of such Person.

13.4. Time. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rules 9006(a) shall apply, and, among other things, the day of the act, event, or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day or, when the act to be done is the filing of a paper in court, a day on which weather or other conditions have made the clerk’s office inaccessible, in which event the period runs until the end of the next day which is not one of the aforementioned days. When the period of time prescribed or allowed is less than eight calendar days, intermediate days that are not Business Days shall be excluded in the computation.

13.5. Modification of the Plan. The Debtors reserve the right to alter, amend, or modify the Plan prior to or after the entry of the Confirmation Order. After the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, upon order of the Bankruptcy Court, may amend or modify the Plan in accordance with Bankruptcy Code § 1127.

13.6. No Penalty or Late Charges. Except as expressly stated in the Plan, or allowed by a Final Order of the Bankruptcy Court, no penalty or late charge is to be allowed on any Claim subsequent to the Petition Date.

13.7. Professional Fees. No Professional Fees shall be paid with respect to any Claim or Interest except as specified herein or as allowed by an order of the Bankruptcy Court. All final applications for Professional Fees for services rendered in connection with these Cases prior to the Confirmation Date shall be filed with the Bankruptcy Court not later than ninety (90) days after the Effective Date. Without limiting the foregoing, each Reorganized Debtor may pay the charges that it incurs on or after the Confirmation Date for Professional Fees, disbursements, expenses, or related support services (including fees relating to the preparation of Professional Fee applications) without application to the Bankruptcy Court.

13.8. Amounts of Claims. All references to Claims and amounts of Claims refer to the amount of the Claim allowed by Final Order of the Bankruptcy Court or by the Plan; provided, however, that Claims that have been objected to and that have not been allowed or disallowed prior to the day set for return of ballots shall be voted and counted at the amount as estimated by the Bankruptcy Court. The Debtors and other interested parties reserve the right, both before and after Confirmation, to object to Claims so as to have the Bankruptcy Court determine or estimate the Allowed amount of such Claim under the Plan.

13.9. Exculpation. The Debtors, the Reorganized Debtors, the New Subsidiaries, each of the members of the Creditors Committee, the Creditors Committee Representative, the Senior Credit Facility Lenders, the DIP Facility Lenders, the Agent, the Lender Steering Committee, the DIP Agent, the Released Parties, and these parties’ respective members, principals, stockholders, affiliates, partners, officers, directors, employees, representatives, professionals, and agents (including any attorneys, financial advisors, investment bankers, and other professionals retained by such persons) shall have no liability to any Person (other than (i) any liability that otherwise would result from any action or omission to the extent that such action or omission is determined in a Final Order to have constituted willful misconduct, gross negligence, fraud, misuse of confidential information that causes damages, or ultra vires acts or (ii) any potential or purported liability of Barclays based upon any of the facts alleged in the Barclays Adversary Proceeding) for any act taken or not taken or any omission in connection with, or arising out of these Cases (and the commencement thereof); the Disclosure Statement, the Plan, the Exit Credit Facility, the Plan Documents, or the formulation, negotiation, preparation, dissemination, implementation, or administration, of any of the foregoing documents; the solicitation of votes for the pursuit of confirmation of this Plan; the confirmation and/or consummation of this Plan; the Plan Documents; any Restructuring Transaction; any contract, instrument, release, or other agreement or document created or entered into in connection with the Plan; or any other pre-or post-Petition act taken or omitted to be taken in connection with, or in contemplation of, any of the restructuring or other transactions contemplated herein and therein, or the administration of this Plan or the property to be distributed or otherwise transferred under this Plan; and, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under this Plan, and shall be fully protected in acting or refraining from acting in accordance with such advice.

13.10. Deletion of Certain Classes. Any Class of Claims that is not occupied as of the date of the commencement of the Confirmation Hearing by an Allowed Claim or a Claim temporarily allowed under Rule 3018 of the Bankruptcy Rules shall be deemed deleted from the Plan for all purposes.

13.11. Bankruptcy Code § 1145 and Other Exemptions. Pursuant to Bankruptcy Code § 1145(a)(1), the issuance of any securities under the Plan, including, without limitation, the New G&L Inc. Common Stock, the New G&L Inc. Term Notes, the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan), the New Intercompany Notes, and/or any other notes issued in connection with the Exit Credit Facility or otherwise under the

Plan, to the extent any of the foregoing constitute “securities” under applicable law, shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and any state or local laws requiring registration for the offer or sale of securities. All such securities, when issued or sold, shall be freely transferable by the recipients thereof, subject to: (i) the provisions of Bankruptcy Code § 1145(b) relating to “underwriters,” as defined therein, (ii) any restrictions contained in the terms of the securities themselves; and (iii) any restrictions on the securities that have been agreed to by the Holder of the securities with respect thereto. Any securities to be issued under the Plan shall be issued without further act or action under applicable law, regulation, order, or rule. To the maximum extent permitted by law, pursuant to Section 4(2) of the Securities Act of 1933, Regulation D of the Securities Act of 1933, Rule 701 promulgated under the Securities Act of 1933, or otherwise, the issuance of any common stock of Reorganized G&L Inc. in the future in connection with (1) the New Restricted Stock or (2) the exercise of (a) any of the options to be granted pursuant to the Management Incentive Program or (b) any of the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan) shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and any state or local laws requiring registration for the sale of securities.

13.12. Bankruptcy Code § 1146 Exemption. Pursuant to Bankruptcy Code § 1146(c), the issuance, transfer, or exchange of any security under the Plan; the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan; and the revesting, transfer, assignment, or sale of any real or personal property of any of the Debtors pursuant to, in implementation of, or as contemplated by the Plan (including, but not limited to, any assets transferred to a New Subsidiary pursuant to a Restructuring Transaction) shall not be taxed under any state or local law imposing a stamp tax, transfer tax, or similar tax or fee.

13.13. Applicability of Bankruptcy Code § 1125. The protection afforded by Bankruptcy Code § 1125(e) with regard to the solicitation of acceptances or rejections of the Plan and with regard to the offer, issuance, sale, or purchase of the New G&L Inc. Common Stock, the Warrants (to the extent that the Warrants are issued pursuant to the terms of this Plan), the New G&L Inc. Term Notes, the New Intercompany Notes, and/or any other notes issued in connection with the Exit Credit Facility or otherwise under the Plan, or any other security, shall apply to the fullest extent provided by law, and the entry of the Confirmation Order shall constitute the determination by the Bankruptcy Court that the Debtors, the Agent, the Creditors Committee, the Senior Credit Facility Lenders, the Senior Subordinated Notes Indenture Trustee, and each of their respective officers, directors, partners, employees, members, agents, attorneys, accountants, financial advisors, investment bankers, dealer-managers, placement agents, and other professionals, shall have acted in good faith and in compliance with the applicable provisions of the Bankruptcy Code pursuant to Bankruptcy Code § 1125(e), and therefore, are not liable on account of such solicitation or participation, for violation of any applicable law, rule, or regulation governing solicitation of acceptance or rejection of a plan or the offer, issuance, sale, or purchase of securities.

13.14. Rules of Interpretation. For purposes of the Plan: (i) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (ii) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such from or substantially on such terms and conditions; (iii) any reference in the Plan to an existing document or exhibit filed, or to be filed, shall mean such document or exhibit, as it may have been or may be amended, modified, or supplemented in accordance with its terms; (iv) unless otherwise specified, all references in the Plan to Sections, Articles, and Exhibits are references to Sections, Articles, and Exhibits of or to the Plan; (v) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (vi) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; and (vii) the rules of construction set forth in Bankruptcy Code § 102 shall apply.

13.15. Severability. Except as to terms which, if unenforceable, would frustrate the overall purposes of this Plan, should any provision in the Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of any or all other provisions of the Plan.

13.16. Implementation. The Debtors, the Reorganized Debtors, the Agent, the Lender Steering Committee, the New Agent, the DIP Agent, the Senior Subordinated Notes Indenture Trustee, the Lender Steering Committee, the Creditors Committee Representative, and the Exit Credit Facility Lenders, shall take all steps, and execute all documents, including appropriate releases and certificates, reasonably necessary or appropriate to effectuate the provisions contained in this Plan.

13.17. Inconsistency. In the event of any inconsistency between the Plan and the Disclosure Statement, the provisions of the Plan shall govern, and in the event of any inconsistency between the Plan and any Plan Document, the provisions of such Plan Document shall govern.

13.18. Service of Documents. Any pleading, notice or other document required by the Plan to be served on or delivered to the following parties shall be sent by first class U.S. mail, postage prepaid to:

The Debtors and the Reorganized Debtors:

Galey & Lord, Inc.
980 Avenue of the Americas, 4th Floor
New York, New York 10018
Attn: Mr. Arthur C. Wiener

and

Galey & Lord, Inc.
7736 McCloud Road
1 Triad Center
Suite 300
Greensboro, North Carolina 27404
Attn: Mr. Leonard F. Ferro

with copies to:

Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
Attn: Joel H. Levitin, Esq.

The Creditors Committee and the Creditors Committee Representative:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10019
Attn: Michael Sage, Esq.
Gerald Bender, Esq.

The Agent and the Senior Credit Facility Lenders:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn: Peter Pantaleo, Esq.
Elisha D. Graff, Esq.

— and —

The DIP Agent and the DIP Facility Lenders:

Morgan Lewis & Bockius, LLP
101 Park Avenue
New York, New York 10178
Attn: Richard Toder, Esq.
Wendy S. Walker, Esq.
Ron Baskin, Esq.

13.19. Compromise of Controversies. Pursuant to Bankruptcy Rule 9019, and in consideration for the classification, distribution, and other benefits provided under the Plan, the provisions of this Plan shall constitute a good faith compromise and settlement of all Claims or controversies resolved pursuant to the Plan. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of each of the foregoing compromises or settlements, and all other compromises and settlements provided for in the Plan, and the Bankruptcy Court’s findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, the Reorganized Debtors, the Estates, and any Person holding Claims against any of the Debtors.

13.20. No Admissions. Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by an Person with respect to any matter set forth herein.

13.21. Filing of Additional Documents. On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary and appropriate to effectuate and further evidence the terms and conditions of the Plan.

13.22. Dissolution of any Committee Appointed. On the Effective Date, any Committee that has been appointed in these Cases (including the Creditors Committee) shall be deemed dissolved and the members of any such Committee(s) shall be released and discharged from all rights and duties arising from or related to these Cases. Unless otherwise agreed by the Reorganized Debtors, the professionals retained by any such Committee(s) and the members thereof shall not be entitled to compensation or reimbursement of expenses for any services rendered after the Effective Date, except for services rendered and expenses incurred in connection with any applications for allowance of compensation and reimbursement of expenses incurred as of the Effective Date and approved by the Bankruptcy Court.

13.23. Further Actions. The Debtors, the Reorganized Debtors, and any and all New Subsidiaries shall be authorized to execute, deliver, file, or record such documents, contracts, instruments, certificates, releases, and other agreements and to take such other action as may be reasonably necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, any Plan Document, any Restructuring Transaction(s), the transactions contemplated herein and therein, the Management Incentive Program, the Registration Rights Agreement, the Stockholders’ Agreement, and the Exit Credit Facility, or any notes or guarantee issued in connection herewith or therewith.

Dated: December 18, 2003	GALEY & LORD, INC.,
Debtor and Debtor-in-Possession

	By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, Secretary, and Chief Accounting Officer

G&L SERVICE COMPANY, NORTH AMERICA, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, Secretary

GALEY & LORD INDUSTRIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, Secretary, and Chief Accounting Officer

GALEY & LORD PROPERTIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Anthony J. Forman
Anthony J. Forman
Vice President and Treasurer

SWIFT DENIM PROPERTIES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Anthony J. Forman
Anthony J. Forman
Vice President and Treasurer

SWIFT DENIM SERVICES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, and Secretary

SWIFT TEXTILES, INC.,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Vice President, Treasurer, and Secretary

GREENSBORO TEXTILE ADMINISTRATION LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

BRIGHTON WEAVING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

FLINT SPINNING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

SOCIETY HILL FINISHING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

MCDOWELL WEAVING LLC,
Debtor and Debtor-in-Possession

By:	/s/ Leonard F. Ferro
Leonard F. Ferro
Manager

Submitted By:

Joel H. Levitin, Esq. Stephen J. Gordon, Esq. Henry P. Baer, Esq. David C. McGrail, Esq. DECHERT LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500

Attorneys for the Debtors and Debtors-in-Possession

EXHIBIT B

SUMMARY OF PRINCIPAL ECONOMIC TERMS OF NEW G&L INC. TERM NOTES

TERMS OF G&L INC. TERM NOTE CREDIT AGREEMENT

Amount	An aggregate principal amount equal to $130 million.

Interest rate	Initially, Loans shall bear interest at a rate per annum equal to LIBOR plus 8% for interest periods of 1, 2, or 3 months, subject to a LIBOR floor of 2% and maximum total interest rate of 10%. Interest shall be entirely cash-pay, and shall be payable at the end of each interest period but in no event less frequently than quarterly in arrears, on the Maturity Date and thereafter on demand.

Covenants[1]	Covenants customary for transactions of this type, including without limitation, minimum EBITDA, maximum CapEx, minimum fixed charge coverage ratio and maximum leverage ratio, which covenants shall be determined in accordance with a budget and business plan delivered by the Debtors prior to the Plan Effective Date and approved by the Existing Lender Steering Committee.

Guarantors	The Company’s direct and indirect domestic subsidiaries.

Term	5½ years from the Plan Effective Date.

Scheduled Amortization	Paid quarterly in amounts calculated on an annual basis equal to: Year 1: $2,500,000 Year 2: $2,500,000 Year 3: $2,500,000 Year 4: $5,000,000 Year 5: $5,000,000 Maturity: $112,500,000

[1]	Covenants, pre-payment terms and collateral provisions to be consistent with the terms of the Exit Facility and subject to an intercreditor agreement.

Prepayment

Optional prepayment permitted without penalty.

Mandatory prepayments from debt and equity issuances to be determined and 50% of excess cash flow to be determined. Net proceeds of asset sales shall be applied to the prepayment of the G&L Inc. Term Notes. Any such prepayment shall be applied to reduce the final scheduled amortization payment, and the G&L Inc. Term Notes shall otherwise continue to amortize in accordance with the schedule set forth above.

Collateral	Silent second priority lien on and security interest in all of the working capital assets of the Company that are subject to a first priority lien in favor of the lenders under the Exit Facility, and a first priority lien on and security interest in all of the other assets of the Company and its direct and indirect domestic subsidiaries and 65% of the voting stock of first-tier foreign subsidiaries.

Other terms	Other terms and conditions appropriate and customary for similar financings.

EXHIBIT C

Galey & Lord, Inc.

Business Plan and Projection

The Debtors have developed the Business Plan and Projections (the “Projections”) to assist creditors in their evaluation of the Plan of Reorganization (the “Plan”). The Projections are based on a number of assumptions, some of which are highlighted below. Some assumptions inevitably will not materialize and events and circumstances occurring subsequent to the date on which these projections were prepared may be different from those assumed or may be unanticipated. As a result, actual operating results and values may and likely will vary from those projected and, therefore, may not be relied upon as guarantee or other assurance of the actual results that will occur. The Projections were prepared based on the expected results of the Debtors and their non-debtor subsidiaries.

•	Fiscal years. The Reorganized Company’s fiscal year will end on the Saturday closest to September 30 of each year.

•	Plan Terms and Consummation. The projections assume an Effective Date of February 28, 2004, with Allowed Claims and Equity Interests receiving the treatment provided in the Plan with respect to such Allowed Claims and Equity Interests. If consummation of the Plan does not occur by February 28, 2004, there is no assurance that, among other things, the operating results presented in the Projections will be achieved. Further, if the Effective Date does not occur by February 28, 2004, additional bankruptcy related expenses would be incurred until such time as a the Plan is confirmed and consummated. These expenses could significantly impact the Reorganized Company’s results of operations and cash flows.

•	Projections Summary. Management believes that the denim and khaki textiles markets and the Debtors’ performance in these markets have been negatively impacted by, among other things, the Reorganization Cases, foreign competition, excess domestic capacity, migration from traditional retail outlets toward mass and discount channels, as well as a decrease in demand for value-added denim offerings. As illustrated in the summary financial exhibits, the Company projects sales growth of approximately 7% between 2003 to 2005E. The Projections also make certain assumptions with respect to costs related to various raw materials (i.e., cotton) and other gross margin related items such as wages and the impacts of incremental improvements in operational efficiencies.

The Projections incorporate the Company’s current plans to consolidate its Canadian denim weaving and finishing manufacturing operations into its US operations in a continuing effort to enhance operational efficiencies. Over the next six months, the Company plans to execute the plant consolidation process and will realize improvements in its adjusted EBITDA. Once the plant consolidation process is complete by the end of the third fiscal quarter of 2004, the only remaining operations in Canada will be yarn spinning for the US manufacturing operations.

The adjusted EBITDA increases from $20.8 million in 2003 to projected levels of $47.2 million in 2005. The improvement in adjusted EBITDA is driven primarily by the Company’s exit from bankruptcy, continued implementation of its strategic plan, benefits derived from the plant consolidation process, reduction of domestic competitive capacity and an improvement, at retail, in demand for khaki and value-added denim products. The Projections also assume an increase in volume at the Company’s lower cost Mexican joint venture.

The Company is taking steps, primarily in 2004, to reduce inventory levels utilizing a combination of capacity rationalization, production curtailment and other related initiatives resulting in forecasted cash generation of approximately $50 million in fiscal 2004. The cost of $11.4 million for the inventory curtailment and sales of excess seconds and close-outs have been added back in arriving at adjusted EBITDA. In addition, EBITDA has been adjusted for $6.6 million for the Canadian plant consolidation one-time charges and other non-operating run-out expenses.

•	Fresh Start Accounting Adjustments. Fresh start accounting adjustments have been applied to the attached Consolidated Balance Sheets. Based on the finalization of the Debtors’ fiscal year ended September 27, 2003 financial statements, the financial projections in the First Amendment reflect fresh start adjustments from the revaluation of certain assets to their estimated fair market values at emergence. Forecasted inventories have been revalued as of the emergence date. Liabilities have been revalued to reflect those amounts assumed at emergence. The net effects of asset adjustments and liabilities discharged have been offset against the value of the Company’s property, plant and equipment. The fresh start adjustments resulted in changes to the Consolidated Income Statement and Statement of Cash Flows. These changes include a reduction in depreciation and amortization expense in addition to a reduction in cost of sales related to the inventory revaluation. Pretax earnings, income taxes and net income in the forecast have also been impacted.

Consolidated Financial Statements

Dollars in thousands

	Fiscal Year 2004				Fiscal Year 2005
	M/F 2/28/2004	Q/E 3/27/2004	Q/E 6/26/2004	Q/E 10/2/2004	Q/E 1/1/2005	Q/E 4/2/2005	Q/E 7/2/2005	Q/E 10/1/2005
Consolidated Balance Sheets
ASSETS
Current assets
Cash and marketable securities	$3,775	$2,890	$3,876	$3,038	$3,690	$3,007	$3,127	$2,859
Sundry notes and accounts receivable	4,351	4,392	4,360	4,671	4,634	4,646	4,883	5,249
Accounts receivable	76,338	106,218	115,498	104,440	88,258	108,628	118,677	112,998
Inventories	125,389	97,485	68,669	61,588	68,966	73,551	64,129	61,837
Prepaid expenses and other current assets	6,049	5,892	5,861	5,867	5,258	5,890	5,853	5,862
Income taxes	155	155	155	155	155	155	155	155

Total current assets	216,057	217,032	198,419	179,759	170,961	195,877	196,824	188,960

Property, plant and equipment, net	17,490	20,319	23,865	24,341	26,151	27,612	30,181	31,416
Investments in and advances to Associated Companies	39,147	40,367	42,875	44,005	41,809	43,529	44,111	44,215
Receivable from joint ventures	4,840	4,840	4,840	4,840	4,840	4,840	4,840	4,840
Investment in subsidiaries/affiliates	34,307	35,527	38,035	39,165	36,969	38,689	39,271	39,375
Commitment fees and deferred charges	2,000	1,967	1,867	1,767	1,667	1,567	1,467	1,367
Other noncurrent assets	1,274	1,290	1,344	1,398	1,449	1,499	1,549	1,600

Total assets	$275,968	$280,975	$268,370	$251,270	$242,037	$270,084	$274,132	$267,558

LIABILITIES
Current liabilities
Accounts payable	$12,686	$11,259	$13,350	$13,154	$10,083	$12,172	$11,647	$12,397
Accrued liabilities	43,863	47,375	44,711	41,829	38,707	40,733	40,674	39,992
Interest payable	35	56	53	53	56	56	53	53
Income taxes payable	215	(973)	(776)	56	375	566	3,529	6,717
Current portion of long term debt	4,925	3,750	3,125	2,500	2,500	2,500	2,500	2,500
Current portion of leases, equipment loans and other	646	605	481	353	300	300	300	300

Total current liabilities	62,370	62,072	60,944	57,945	52,021	56,327	58,703	61,959

Long term debt
Revolving credit facility	42,700	50,049	32,245	12,307	17,144	34,639	30,093	17,016
Term loan	127,064	126,250	125,625	125,000	112,212	111,587	110,962	110,337
Waste treatment bonds	4,200	4,200	3,900	3,900	3,900	3,900	3,600	3,600

Total long term debt	173,964	180,499	161,770	141,207	133,256	150,126	144,655	130,953

Other long term liabilities	3,139	3,060	2,827	2,596	2,368	2,242	2,210	2,178
Deferred income taxes, noncurrent	3,661	3,632	3,547	3,461	3,406	3,350	3,295	3,239

Total liabilities	243,134	249,264	229,085	205,208	191,050	212,046	208,864	198,325

Total stockholders’ equity	32,834	31,711	39,285	46,062	50,987	58,038	65,268	69,233

Total liabilities and stockholders’ equity	$275,968	$280,975	$268,370	$251,270	$247,037	$270,084	$274,132	$267,558

Galey & Lord, Inc.

Consolidated Financial Statements

Dollars in thousands

	Pre-Emergence			Post-Emergence
Consolidated Income S tatement		Fiscal Year 2004						Fiscal Year 2005
	Unaudited FY 2003	Q/E 12/27/03	12/28/2003 - 2/28/04	M/E 3/27/04	Q/E 6/26/04	Q/E 10/2/04	Total	Q/E 1/1/05	Q/E 4/2/05	Q/E 7/2/05	Q/E 10/1/05	Total
Net sales	$436,818	$90,181	$58,813	$57,668	$137,683	$124,183	$468,528	$111,431	$120,247	$141,824	$128,377	$501,879
Cost of sales	430,803	101,383	64,356	57,915	123,638	110,594	457,886	101,371	107,411	126,630	116,073	451,485

Gross profit	6,015	(11,202)	(5,543)	(247)	14,045	13,589	10,642	10,060	12,836	15,194	12,304	50,394
% of sales	1.4%	-12.4%	-9.4%	-0.4%	10.2%	10.9%	2.3%	9.0%	10.7%	10.7%	9.6%	10.0%

Selling, general and administrative expenses	19,506	4,675	3,169	1,532	4,610	4,614	18,600	4,339	4,347	4,338	4,342	17,366

Operating income	(13,491)	(15,877)	(8,712)	(1,779)	9,435	8,975	(7,958)	5,721	8,489	10,856	7,962	33,028
% of sales	-3.1%	-17.6%	-14.8%	-3.1%	6.9%	7.2%	-1.7%	5.1%	7.1%	7.7%	6.2%	6.6%

Amortization / impairment of intangibles	5,507	0	0	0	0	0	0	0	0	0	0	0
Chapter 11 Expense	10,348	3,274	4,166	0	0	0	7,440	0	0	0	0	0
Interest expense (income)	21,129	4,686	3,089	1,262	4,000	3,976	17,013	3,579	3,478	3,584	3,440	14,081
Income from associated companies	(6,981)	(2,541)	(1,047)	(720)	(2,333)	(1,910)	(8,551)	(2,966)	(2,220)	(2,907)	(2,384)	(10,477)

Income (loss) before taxes	(43,494)	(21,296)	(14,920)	(2,321)	7,768	6,909	(23,860)	5,108	7,231	10,179	6,906	29,424
Income tax expense (benefit)	1,061	(579)	(283)	(1,196)	197	131	(1,730)	184	183	2,954	2,945	6,266
Cumulative effect of accounting change	87,408	0	0	0	0	0	0	0	0	0	0	0

Net income (loss)	$(131,963)	$(20,717)	$(14,637)	$(1,125)	$7,571	$6,778	$(22,130)	$4,924	$7,048	$7,225	$3,961	$23,158

Adjusted EBITDA (1)	$20,831	(3,375)	1,135	$5,385	15,300	12,015	$30,460	9,609	11,631	14,685	11,268	$47,193

(1)	2003, 2004E and 2005E Normalized EBITDA excluding Klopman. 2003 and 2004E EBITDA includes add-backs of $1.4 million and $11.4 million, respectively, of curtailment costs and related one-time inventory reduction initiatives. 2004E also includes add-backs of $5.7 million related to reconfiguration of the Company’s denim operations and $0.9 million of run out expenses.

NOTE: Excludes Klopman’s operations and related impact of pending sale.

Galey & Lord, Inc.

Consolidated Financial Statements

Dollars in thousands

	Pre-Emergence			Post-Emergence
Consolidated Statement of Cash Flows		Fiscal Year 2004						Fiscal Year 2005
	Unaudited FY 2003	Q/E 12/27/03	12/28/2003- 2/28/04	M/E 3/27/04	Q/E 6/26/04	Q/E 10/2/04	Total	Q/E 1/1/05	Q/E 4/2/05	Q/E 7/2/05	Q/E 10/1/05	Total
Cash flows from operating activities
Net income	$(131,963)	$(20,717)	$(14,637)	$(1,125)	$7,571	$6,778	$(22,130)	$4,924	$7,048	$7,225	$3,961	$23,158
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	23,535	6,032	4,121	178	667	667	11,665	667	666	667	668	2,668
Amortization/impairment of intangible assets	5,507	0	0	0	0	0	0	0	0	0	0	0
Amortization of deferred charges	3,947	504	320	33	100	100	1,057	100	100	100	100	400
Deferred income taxes	(249)	37	(58)	(29)	(85)	(86)	(221)	(55)	(57)	(55)	(56)	(223)
Cumulative effect of accounting change	87,408	0	0	0	0	0	0	0	0	0	0	0
Other	(6,135)	(2,556)	(1,047)	(720)	(2,333)	(1,910)	(8,566)	(2,966)	(2,220)	(2,907)	(2,384)	(10,477)

Changes in assets and liabilities
(Incr)/decr in working capital	5,053	(5,436)	3,081	246	19,025	14,744	31,660	3,263	(21,478)	(1,408)	7,667	(11,956)
(Incr)/decr in other non current assets	(407)	(29)	(24)	(16)	(54)	(54)	(177)	(50)	(51)	(50)	(51)	(202)
(Decr)/incr in other long-term liabilities	(1,050)	(2,412)	(430)	(1,267)	(36)	601	(3,544)	94	65	2,931	3,156	6,246

Net cash provided by (used in) operating activities	$(14,354)	$(24,577)	$(8,674)	$(2,700)	$24,855	$20,840	$9,744	$5,977	$(15,927)	$6,503	$13,061	$9,614

Cash flows from investing activities

Decrease/(increase) in investment in affiliate	0	0	0	(1,000)	(1,000)	(1,000)	(3,000)	0	0	0	0	0
PP&E Expenditures	(11,342)	(2,729)	(2,086)	(3,007)	(4,213)	(1,143)	(13,178)	(2,478)	(2,128)	(3,236)	(1,903)	(9,745)
Proceeds from Sale of Klopman/ Other	7,374	26,791	1	502	826	1,779	29,899	5,160	496	2,324	2,281	10,261

Net cash provided by (used in) investing activities	$(3,968)	$24,062	$(2,085)	$(3,505)	$(4,387)	$(364)	$13,721	$2,682	$(1,632)	$(912)	$378	$516

Cash flows from financing activities
Increase/(decrease) in revolving line of credit	27,180	3,052	13,858	7,349	(17,804)	(19,938)	(13,483)	4,837	17,495	(4,546)	(13,077)	4,709
Principal payments on long-term debt	(6,042)	(7,934)	(381)	(2,030)	(1,674)	(1,378)	(13,397)	(12,841)	(625)	(925)	(625)	(15,016)
Payment of bank fees and loan costs/ Other	168	172	(1,998)	1	(4)	2	(1,827)	(3)	6	0	(5)	(2)

Net cash provided by (used in) financing activities	$21,306	$(4,710)	$11,479	$5,320	$(19,482)	$(21,314)	$(28,707)	$(8,007)	$16,876	$(5,471)	$(13,707)	$(10,309)

Effect of exchange rate change on cash and cash equivalents	476	84	(70)	0	0	0	14	0	0	0	0	0

Net increase/(decrease) in cash and cash equivalents	3,460	(5,141)	650	(885)	986	(838)	(5,228)	652	(683)	120	(268)	(179)
Cash and cash equivalents at beginning of period	4,806	8,266	3,125	3,775	2,890	3,876	8,266	3,038	3,690	3,007	3,127	3,038

Cash and cash equivalents at end of period	$8,266	$3,125	$3,775	$2,890	$3,876	$3,038	$3,038	$3,690	$3,007	$3,127	$2,859	$2,859

NOTE: Excludes Klopman’s operations and related impact of pending sale.

Galey & Lord, Inc.

Consolidating Financial Analysis

Dollars in thousands

	Pre-Emergence			Post-Emergence
	FYE 2001	FYE 2002	Unaudited FYE 2003	Projected FYE 2004	Projected FYE 2005
External Sales
G&L Apparel	$372,800	$289,573	$241,561	$267,041	$284,842
Swift US	219,757	182,454	140,768	180,762	216,228
Swift Foreign	79,368	73,805	54,489	20,725	809
Foreign JV’s/Other	0	0	0	—	0

Total Revenue(1)	$671,925	$545,832	$436,818	$468,528	$501,879

Adjusted EBITDA
G&L Apparel(2)	33,934	9,103	5,766	$9,544	$16,062
Swift US(3)	26,150	29,513	5,411	11,150	18,305
Swift Foreign(4)	12,696	11,668	3,316	1,816	3,031
Foreign JV’s/Other	9,205	6,815	6,468	8,148	10,035
Inc.	290	(71)	(130)	(198)	(240)

Total Adjusted EBITDA(1)	$82,275	$57,028	$20,831	$30,460	$47,193

(1)	Total revenue and EBITDA excluding Klopman, Servco, Dimmit Alta-Loma and certain eliminations from excluded subsidiaries.
(2)	G&L Apparel 2003 and 2004E EBITDA includes add-backs of $0.6 million and $6.5 million, respectively, of curtailment costs and related one-time excess inventory reduction. Included in the amounts above are also the following add-backs related to restructuring and run-out:

FY 2001 - $39.8 million

FY 2002 - $1.1 million

FY 2003 - $0.1 million

FY 2004E - $0.2 million

FY 2005E - $0.2 million

(3)	Swift US 2003 and 2004E EBITDA includes add-backs of $0.8 million and $4.3 million, respectively, of curtailment costs. Also included in the amounts above are the following add-backs related to restructuring and run-out:

FY 2001 - $6.8 million

FY 2002 - $3.2 million

FY 2003 - $1.1 million

FY 2004 E - $1.0 million (of which $0.4 million is related to reconfiguration of the Company’s denim operation)

FY 2005 E - $0.6 million

(4)	Swift Foreign 2004E EBITDA includes an add-back of $0.6 million of curtailment costs and excludes Foreign JV’s. 2004E includes add-backs of $5.3 million related to reconfiguration.

NOTE: Excludes Klopman’s operations and related impact of pending sale.

EXHIBIT D

Galey & Lord, Inc.

Hypothetical Liquidation Analysis

In consideration of the “best interests test” under the Bankruptcy Code, the Debtors and their advisors have prepared a hypothetical liquidation analysis of the Debtors. The liquidation analysis is based on the Debtors’ balance sheet as of September 27, 2003. The range of recovery rates represents the Debtors’ management’s best estimate of the recovery value of their assets and the liabilities and operating and maintenance costs associated with the liquidation. In addition, the liquidation recovery rate estimates for Inventory and Machinery and Equipment assets incorporate the results of appraisals completed by third party appraisers for the purposes of this analysis. The analysis indicates the Debtors’ liquidation value to be approximately $111.6 million. Certain additional variables that could negatively impact the value realized under this hypothetical liquidation analysis that, given the difficulties in preparing reasonable estimates, were not incorporated include: additional costs of professional fees associated with the liquidation/wind-down, any impact of present value relating to the extended time periods on realizing some of the asset values, and potential PBGC termination liability as a result of terminating the Debtors’ pension plans.

Galey & Lord, Inc.

Hypothetical Liquidation Analysis

Balance Sheet as of September 27, 2003

($ in millions)	Estimated Book Value (1)	Estimated Recovery Rate	Hypothetical Recovery Amount
Sources (Assets):
Accounts Receivable, net	$86.2	70.9%	$61.1	(2)
Inventory	149.4	38.2%	57.1	(3)
Machinery & Equipment	101.0	13.2%	13.3	(4)
Klopman Sale Proceeds	77.2	31.3%	24.2	(5)
JV Sale Proceeds	39.4	38.1%	15.0	(6)
Other (Real Estate, Trademark, etc.)	148.9	0.0%	0.0	(7)

Total	$602.1		$170.8
Uses (Liabilities & Costs of Liquidation):
Total Operating Costs			(8.4	)(8)
Severance Costs			(18.6)
DIP Letters of Credit			(7.5)
Liabilities (net of cash) at Drummondville Services Inc. (Swift Canada)			(19.6)
Warehouse Costs			(1.2)
Professional Fees			(3.9)

Total			$(59.2)

Net Proceeds			$111.6

D-1

Notes and Assumptions

(1) Balance sheet accounts estimated as of 9/27/03.

(2) Includes receivables of the Debtors’ U.S. entities in addition to their non-debtor Canadian entity (Drummondville Services, Inc.)

(3) Recovery rates partly derived from a September 2003 appraisal from a third-party appraisal firm. Inventories are comprised of raw materials, work-in-process and finished goods. The recovery amount is based on the application of different recovery rates to the various specific classifications of items within these major categories (i.e., commodity materials, chemicals and dyes, close-outs, seasonal inventory, first quality inventory, etc.)

(4) Recovery rates partly derived from a September 2003 appraisal from a third-party appraisal firm. Machinery and equipment primarily include a range of textile manufacturing equipment and fixtures. The recovery amount is based on the application of different recovery rates to the various different types of equipment (i.e., dyeing and finishing ranges, looms, weaving equipment, etc.)

(5) Estimated net proceeds per existing purchase and sale agreement.

(6) Assumed net proceeds from the hypothetical sale of the Debtors’ JV interests.

(7) Assumes that the value of the Debtors’ owned real estate and other assets (net of tax assessment) and other associated costs will be immaterial.

(8) Includes rent, management information systems, bookkeeping, telecom, allocated staff, corporate accounting, professional audit & tax, bank service fees and other expenses to cover the wind-down period.

D-2

EXHIBIT E

LIST OF KNOWN EXECUTORY CONTRACTS ANTICIPATED TO BE ASSUMED

The following schedule sets forth the schedule of known Executory Contracts anticipated to be assumed under the Plan, subject to the Debtors’ right to determine subsequently to reject such Executory Contracts, divided into sub-categories, including (1) Compensation and Benefits Programs, (2) Insurance Policies, and (3) other Executory Contracts.

AGREEMENT	DATE

Compensation and Benefits Programs

Employment Agreements

John J. Heldrich, Jr. Employment Agreement	10/1/00

Robert McCormack Employment Agreement	10/1/00

Charles A. Blalock Employment Agreement	10/1/00

Leonard F. Ferro Employment Agreement	10/1/00

Cheryl McCormack Employment Agreement	9/1/01

James D. Frasier Employment Agreement	10/1/00

Timothy J. Driver Employment Agreement	10/1/00

Lanny Levine Employment Agreement	10/1/00

Benefit Plans, Programs, and Agreements

Defined Benefit Plans

•	The Retirement Plan for Employees of Galey & Lord, Inc.

•	Swift Textiles, Inc. Pension Plan

•	Pension Plan for the Hourly Employees of Swift Textiles, Inc Erwin, North Carolina

Defined Contribution Plans

•	The Galey & Lord Retirement Savings Plan (401 (k))

•	The Retirement Savings Plan for the Hourly Employees of Swift Textiles, Inc., Erwin North Carolina

Non-qualified Plans

The Supplemental Executive Retirement Plan of Galey & Lord, Inc.

Deferred Compensation Plan of Galey & Lord, Inc.

Other Benefit Plans/Programs

Medical benefits including COBRA continuation

Retired medical benefits

Business Travel / Accident plan

Dental benefits

Accident & Sickness benefits

Life Insurance benefits for active and retired employees

Supplemental life insurance benefits

Dependent life insurance benefits

Workers Compensation benefits

Death benefit for surviving spouse or relative

Short term absence salary continuation

Long Term Disability benefits

Vacation Benefits

Holiday Pay benefits

Severance benefits

Paid time off for jury duty, military training,

bereavement periods

Household relocation and/or home purchase benefits

for employees transferred at company request

Executive benefit programs - company car or

transportation allowance, health appraisal, medical

reimbursement

Flexible Spending Plan

Swift Fitness Plan

Swift Employee Assistance Plan

Tuition reimbursement

Travel, entertainment, professional registration

reimbursement

Connecticut General Life Insurance Company

(CIGNA) Administrative Service Only Agreement

Insurance Policies

Hartford – Crime – Policy # 22DDDAW5143	2/1/99-2/1/04

Hartford – Excess ERISA – Policy # CBBBA7065	2/1/99-2/1/04

Fireman’s Fund – Ocean Cargo – Policy # OC-94630200	4/1/99 – Until Cancellation

Travelers
Worker’s Compensation Policy #448J9452	4/1/95-3/31/98
General Liability Policy	4/1/95-3/31/98

Royal & SunAlliance
Worker’s Compensation Policy #RTO458073	4/1/98-3/31/00
Worker’s Compensation Policy #RTO461808	4/1/00-3/31/02
General Liability Policy #PTS458070	4/1/98-3/31/00
General Liability Policy #PTS461809	4/1/00-3/31/02

American Alliance
Umbrella Policy #UMB1804059	4/1/98-3/31/99
Umbrella Policy #UMB8816160	4/1/99-3/31/00
Umbrella Policy #UMB3212532	4/1/00-3/31/01
Umbrella Policy #UMB5632210	4/1/01-3/31/02

Other Executory Contracts

JointVenture/License Agreements

Litton Mills, Inc. Marketing and Sales Agreement	9/8/99

Swift Denim Hidalgo Joint Venture Agreement	6/14/00

Swift Europe Joint Venture Agreements	8/15/97, as amended

Lemelson License Agreement	11/30/01

Nano-Tex License Agreement	1/1/01

Warehousing/Inventory Agreements

Parkdale Yarn Agreements	7/31/01

Piedmont Interstate Warehouse System – Warehousing Agreement	7/1/99

Utility Contracts

Georgia Power Agreements
Galey & Lord Industries, Inc.	7/24/97
Swift Textiles, Inc.	7/1/95

Information Systems Agreements/Maintenance Contracts

Advanced System Concepts	Date Unknown/Pre-petition

Prodata	Date Unknown/Pre-petition

Q Software	2/23/99

Tools 400	Date Unknown/Pre-petition

Gumbo, Inc.	Date Unknown/Pre-petition

Inovis	7/1/97

Optio	12/6/96

Quadrant Software	Date Unknown/Pre-petition

SPSS	5/14/02

IBM (AS400 maintenance & support)	1/10/01

Datatex	6/10/97

Trust Services Company	Date Unknown/Pre-petition

Vertex Software	Date Unknown/Pre-petition

Integratrak, Inc.	Date Unknown/Pre-petition

Cummins South	Date Unknown/Pre-petition

Omega Technologies, Inc.	Date Unknown/Pre-petition

Operating Leases

Ed Adams Realty – Old Cusseta Rd Warehouse	7/1/99

Flournoy Realty Company – Parking Lot Leases	1/1/00

Five Thirty Five – NY office space lease	8/29/97

Terabeam – Sublease agreement of NY office space	8/13/01

Five Thirty Five – Sublease profit agreement	8/23/01

Corporate Center – Columbus Office Lease	7/1/01

Concourse V Associates – Atlanta Office Lease	4/30/99

CIT Group – Fork Truck Leases
Lease #907-9803293-001	12/7/98
Lease #908-9803293-008	12/7/98
Lease #907-9803293-006	12/7/98

Lease #907-9803293-014	12/7/98
Lease #907-9803293-011	12/7/98
Lease #907-9803293-009	12/7/98
Lease #907-9803293-012	12/7/98
Lease #908-9803293-010	12/7/98
Lease #907-9803293-007	12/7/98
Lease #907-9803293-019	1/11/99
Lease #907-9803293-018	1/11/99
Lease #907-9803293-020	1/11/99

CIT Group – Xante Platemaker	4/28/00

CIT Group – AB Dick 8915 Offset Press	11/10/99

Future Leasing –Copier Leases at Columbus, GA location	1/12/00, 6/15/00, 7/31/00, 8/16/00, 2/14/01, 5/1/01

Pitney Bowes Credit Corporation	4/21/99

Ryder Transportation Services—Trailer Unit #s 730516, 730517, 730518, 730519, 730520, 730513, 730521, 730522	9/1/97

Safety-Kleen Corporation	7/4/01

GE Capital
Lease #4098773-002	2/1/00
Lease #4091814-001	10/1/99
Lease #4098773-001	2/1/00
Lease #4098773-003	4/1/00
Lease #4117941-001	4/1/01
Lease #4098773-004	5/1/00
Lease #4098773-006	6/7/00
Lease #4116597-001	2/1/01

Citicorp Leasing, Inc.
Lease #22879-01, 02	12/31/97

Southtrust Bank
Lease #1164.00899	10/31/97
Lease #1164.00900	2/28/98
Lease #1164.00848	1/31/97

Expanet
Lease #X205690-10	7/25/01

Toyota Motor Credit Corporation
Lease #05029-001-0001	2/23/00

PHH Fleet America	Master lease –
2000 Ford Excursion	5/18/88
2000 Chevrolet C-2500 Pickup Truck	2/1/00
2001 Ford Explorer	8/1/00
2001 Chevrolet Tahoe	5/1/01
2000 Chevrolet Silverado Pickup	5/1/01 9/1/00
IOS Capital
Lease #105129	10/19/01
Lease #2006Z	9/24/01
Lease for McDowell Plant	12/20/00
Lease #089994	1/5/01
Lease #867188	8/13/01

Pitney Bowes Credit Corporation
Lease for McDowell Plant	1/12/02

Chrysler Financial – 2002 Jeep Grand Cherokee	2/1/02

Avaya
Lease #X448310-00010	8/26/99
Lease #S510952-00030	11/1/99
Lease #S510952-00020	9/1/99
Lease for NY phone system	4/1/03

IKON – Copier lease at Flint plant	9/12/00

Container Corporation of Carolina (Society Hill Plant)	1/1/01

Marlin Leasing – Lease #001-0070434-002	6/20/01

Canon Business Solutions East (NY Copiers)	1/26/01

Savin Credit Corporation	8/19/03

990 AVAMERICAS ASSOCIATES – 980 Avenue of Americas New York Office Lease	7/26/01

NAM Investment - 1050 Sansome Street San Francisco Office Lease	4/8/99

Capital/Financing Leases

Fleet Capital Leasing
Lease #81	7/1/98
Lease #84	10/1/98
Lease #88	1/1/99
Lease #89	2/1/99
Lease #90	3/1/99
Lease #91	3/1/99
Lease #92	5/1/99
Lease #93	7/1/99

Miscellaneous Agreements

PBGC Agreement	1/29/98

Executive Jet Aviation, Inc.
Amended Management Agreement	11/12/01
Owner’s Agreement	11/26/96
Master Interchange Agreement	11/21/96

EXHIBIT F

LIST OF KNOWN EXECUTORY CONTRACTS

ENTERED INTO AFTER THE PETITION DATE

AGREEMENT	DATE

Consignment Agreements

DuPont Confidential Information Agreement	1/27/03

Brenntag Southeast, Inc. Inventory Consignment Agreement	1/1/03

Chemical Technologies LLC Inventory Consignment Agreement	10/6/03

Ciba Specialty Chemicals Corporation Inventory Consignment Agreement	1/30/03

Cognis Corporation Inventory Consignment Agreement	2/1/03

DyStar LP Inventory Consignment Agreement	2/1/03

OMNOVA Solutions, Inc. Inventory Consignment Agreement	2/3/03

Passaic Color and Chemical Inventory Consignment Agreement	2/1/03

BGB Stockhausen, Inc. Inventory Consignment Agreement	1/23/03

Sunbelt Corporation Inventory Consignment Agreement	2/4/03

Yorkshire Americas, Inc. Inventory Consignment Agreement	2/3/03

Cotton Contracts

Allenberg	8/11/03

Loeb	2/26/03, 1/7/03, 8/11/03, 9/29/03

Staple Cotton	2/27/03, 5/8/03, 8/12/03, 5/8/03, 9/30/03

Weil Brothers	5/8/03, 10/20/03

Dyer	11/22/02

Donkle	8/29/02, 12/30/02

Dunavant	2/26/03, 12/3/02, 1/17/03

Pitts	4/22/03

Maxwell	1/23/03, 5/8/03, 8/13/03

Montgomery	1/9/03

Carolina Cotton Growers	5/8/03, 8/12/03

Warehousing Agreements

FMG Properties of Catawba County, Inc. – Warehousing Agreement	11/12/02

Information Systems Agreements/Maintenance Contracts

UNICON Conversion Technologies, Inc.	4/24/03

AT&T – Voice & Data 3-year contract (G&L Industries)	10/1/03-9/30/06

Gentronics	1/1/03-12/31/03

E-Com	5/1/03-4/30/04

AXS One	Fixed Assets – 12/17/03-12/16/04 General Ledger – 9/1/03-8/31/04 Accounts Payable – 12/17/03-12/16/04

EiStream	9/1/03-8/31/04

HP Servers	10/1/03-9/30/04

Rent A PC	12/1/03-11/30/04

BorderWare FireWall	3/1/03-2/28/04

Hyperion	4/1/03-3/31/04

Argent	8/1/03-7/31/04

ISS	10/3/03-10/3/04

Broderick Data Systems	3/12/03

Byteware	5/19/03

Mortice Kern Systems	9/24/02

Gary Brown Associates	12/12/03

Impact Information Technologies	7/29/02

JD Edwards	12/12/02

Camstar	2/27/03

National Business Group	9/12/03

IBM (Lotus Notes)	10/1/03

iMessaging	10/20/03

Hewlett-Packard Company	6/20/03

Nexteria One	6/13/03

Stalwart Systems Group	10/31/03

Operating Leases

River Mill LLC – Bibb Warehouse & Additional Space	7/1/02 and 5/15/03

DFW Executive Suites, Inc. - Dallas Sales Office	5/16/02

United Office Systems	10/21/03

Future Leasing – Numerous Copier Leases at Columbus, GA location	4/9/02, 10/8/02, 1/7/03, 4/10/03, 4/23/03, 11/1/03, 11/3/03

PHH Fleet America	3/1/02
2002 Jeep Grand Cherokee

Liberty Property Trust – Greensboro Office Space	7/1/03

Express Business Systems, Inc.	9/9/03

Barco	5/1/03

Hewlett Packard – Computer lease	8/1/03

Advanced Business Equipment	11/5/03

Ryder Truck Rental - Lease for McDowell Plant	7/11/02

National Welders – Lease #005-0243769	8/25/03

Montgomery Industries (Piedmont Warehouse)	1/1/03

Pitney Bowes Credit Corporation
Lease #2005981007	7/22/03
Lease #3893923003	7/22/03

Capital Leases

GE Capital Corporation – Account #4112221-001	8/26/03

IBM – Supplement No. E00245679-3	8/26/03

Utility Contracts

Texican Natural Gas Agreements

Insurance Contracts

FM Global - US Property – Policy #JB200	2/1/03-2/1/04

Royal & SunAlliance – Worker’s Compensation – Policy #R2T0461808	4/1/03-3/31/04

Royal & SunAlliance – General Liability – Policy # R2TV465545	4/1/03-3/31/04

Royal & SunAlliance – Business Auto – Policy # P2TS461807	4/1/03-3/31/04

Great American
Umbrella Policy #UMB5632210	4/1/02-3/31/03
Umbrella Policy #UMB5663170	4/1/03-3/31/04

Lumberman’s – Umbrella (Excess) Policy #3SR128451000	4/1/02-3/31/03

St. Paul Fire & Marine – Umbrella – Policy # Q109000619	4/1/03-3/31/04

Gulf Insurance – D&O Tail	12/31/02-12/31/08

Gulf Insurance – D&O Go Forward	12/31/02-12/31/03

AIG – Pollution Liability	5/1/02-5/1/05

National Flood Service – Flood –Erwin – Policy # 8806071728	11/26/03-11/26/04

Gulf Insurance – Special Coverage – Policy # GA03029253	9/27/03-9/27/06

USAIG – Aviation Products – Policy # SIHL-1-316D	3/15/03-3/15/04

EXHIBIT G

DESCRIPTION OF POTENTIAL AMENDMENTS TO

MANAGEMENT EMPLOYMENT AGREEMENTS TO BE ASSUMED

The employment agreements with each of Robert McCormack; Charles Blalock; John Heldrich, Jr.; Leonard Ferro; Timothy Driver; Cheryl McCormack; Lanny Levine; James Fraser (collectively, the “Executives”) will be assumed, subject to amendment to reflect the following:1

1. Term of agreements (Section 2): Beginning on the Effective Date of the Plan (as such terms are defined in this Disclosure Statement), the agreements will have a fixed term of three years (for McCormack and Heldrich) or two years (all other Executives), as applicable, with automatic one-year renewals thereafter, subject to either party’s advance written notice that such term shall not be renewed.

2. Position (Section 3): Each agreement will specify Executive’s position as of the Effective Date and will specify that their duties (other than Heldrich) will be as assigned by the board of directors or the chief executive officer (Heldrich’s duties will be as assigned by the board of directors).

3. Severance payments and benefits on a termination without Cause/Quit for Good Reason (Section 10): The severance payments and benefits currently provided in the employment agreements will be provided for three years (for McCormack and Heldrich) post-termination and two years (all other Executives) post-termination, as applicable.

4. Definition of Good Reason (Section 14(d)): The current definition of Good Reason will be revised to read as follows:

“Good Reason means, “without executive’s consent: (i) the Corporation’s failure to pay compensation when due; (ii) the Corporation’s reduction in the rate of executive’s base salary or annual bonus opportunity, other than reductions affecting substantially all executives in a similar manner; (iii) the Corporation’s assignment of duties inconsistent with executive’s position resulting in a material diminution of executive’s position, authority, duties or responsibilities; or (iv) assignment of the executive’s principal workplace to a location that is more than fifty (50) miles away from the executive’s principal workplace as of the date hereof; provided that any of the events described herein shall constitute Good Reason only if the Corporation fails to cure such event within 30 days after receipt from executive of written notice of the event which constitutes Good Reason; provided, further, that “Good Reason” shall cease to exist for an event on the 60th day following the later of its occurrence or executive’s knowledge thereof, unless executive has given the Corporation written notice thereof prior to such date.”

[1]	All capitalized terms shall, unless otherwise specified, have the meaning set forth in, and all section references are to the applicable sections in, each Executive’s respective employment agreement. This rider is subject, with respect to each agreement, to the actual amendments to be made to such agreement and the consent of such Executive.

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5. Other terminations of employment: The agreements will specify that upon the executives’ voluntary termination of employment without Good Reason, death or permanent disability, the executives will only be entitled to their accrued rights, as of the date of termination of employment, under the Corporation’s benefit plans.

6. Noncompetition/no solicitation covenants (Section 11): The agreements will clarify that during the applicable term of employment and for three years (for McCormack and Heldrich) or two years (all other Executives), as applicable, post-termination, these covenants will remain in effect. The agreements will also clarify that the executives may not solicit then current (or recently terminated) employees of the Corporation to become employed by a materially competitive business (as described in Section 11 of the agreements).

7. Payment of legal fees (Section 12): The agreements will provide that the Corporation will pay all of an Executive’s legal fees in any dispute before a court of competent jurisdiction over the agreements only if the Executive substantially prevails on all of the material issues in dispute at such time.

8. General: The agreements will otherwise be revised to make such conforming changes as the Corporation deems reasonably necessary based on the changes identified in Items 1 through 7 above.

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If you have any questions, please contact our Voting Agent,

THE ALTMAN GROUP, INC., at:

60 East 42nd Street, Suite 405

New York, New York 10165

(212) 681-9600